Exhibit I

PROPOSED MERGER TRANSACTION—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders of Tanker Investments Ltd. and Teekay Tankers Ltd.:

We are pleased to inform you that Tanker Investments Ltd. (TIL), Teekay Tankers Ltd. (Teekay Tankers, and together with TIL, the Companies), and Royal 2017 Ltd., a wholly-owned subsidiary of Teekay Tankers (Merger Sub), have entered into a definitive agreement and plan of merger, as amended (the Merger Agreement), pursuant to which, subject to shareholder approval and other conditions, Merger Sub will merge with and into TIL, with TIL continuing as the surviving company and a direct wholly-owned subsidiary of Teekay Tankers (the Surviving Company), which we refer to as the Merger. Each issued and outstanding share of TIL common stock (other than shares of TIL common stock held in the treasury of TIL or owned by Teekay Tankers or any of its subsidiaries) will be converted into the right to receive 3.30 shares of Teekay Tankers Class A Common Stock (the Merger Consideration). Teekay Tankers expects to issue approximately 89.0 million shares of its Class A Common Stock in connection with the Merger. Teekay Tankers will not issue any fractional shares in exchange for shares of TIL common stock. Instead, each holder of TIL common stock exchanged pursuant to the Merger Agreement who would otherwise have been entitled to receive a fractional share of Teekay Tankers Class A Common Stock will be paid an amount in cash (without interest) equal to the fractional share interest to which such holder would otherwise be entitled multiplied by the average closing price of a share of Teekay Tankers Class A Common Stock on the New York Stock Exchange (NYSE), as reported by The Wall Street Journal, for the five consecutive trading days immediately preceding the closing date of the Merger. The closing sale price of Teekay Tankers Class A Common Stock as reported on the NYSE as of May 30, 2017, the last trading day before the public announcement of the Merger Agreement, and as of October 24, 2017, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, was $1.90 and $1.67 per share, respectively. The implied value of the Merger Consideration proposed for each share of TIL common stock as of the same two dates was $6.27 and $5.51, respectively, and the total merger consideration as of the same two dates was approximately $169.1 million and approximately $148.6 million, respectively.

We are sending you this joint proxy statement/prospectus and related materials in connection with the solicitation of proxies by the Board of Directors of TIL (the TIL Board) and the Board of Directors of Teekay Tankers (the Teekay Tankers Board) for their respective use at the Special Meeting of Shareholders of TIL (the TIL Special Meeting) and the Special Meeting of Shareholders of Teekay Tankers (the Teekay Tankers Special Meeting and, together with the TIL Special Meeting, the Special Meetings), each to be held on November 17, 2017. At the TIL Special Meeting, the shareholders of TIL will be asked to consider and vote on (i) a proposal to approve the Merger Agreement, (ii) a proposal to adjourn the TIL Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement and (iii) a proposal to approve and ratify the remuneration to be paid in the year 2017 to the Chair of the TIL Special Committee (as defined below), in an amount not to exceed $50,000 in cash, and with respect to each member of the TIL Special Committee (other than the Chair of the TIL Special Committee), in an amount not to exceed $40,000 in cash, as well as any other proposals properly raised at the TIL Special Meeting. At the Teekay Tankers Special Meeting, the shareholders of Teekay Tankers will be asked to consider and vote on (i) a proposal to approve an amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation to increase the number of authorized shares of Teekay Tankers Class A Common Stock from 200,000,000 to 285,000,000, with a corresponding increase in the number of authorized shares of capital stock from 400,000,000 to 485,000,000 (the Charter Amendment), and (ii) a proposal to adjourn the Teekay Tankers Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the Charter Amendment, as well as any other proposals properly raised at the Teekay Tankers Special Meeting. These proposals are discussed in greater detail in the remainder of this joint proxy statement/prospectus. We urge you to carefully read this joint proxy statement/prospectus, and the documents incorporated by reference into it.

Certain members of the TIL Board are affiliated with Teekay Tankers or Teekay Corporation, which controls Teekay Tankers. Kenneth Hvid, a director of TIL, is also the President and Chief Executive Officer of Teekay Corporation and a director of Teekay Tankers. William Lawes, a director of TIL, is also a director of Teekay Tankers. TIL’s Chief Executive Officer, Chief Financial Officer and Secretary, respectively, are also employees of Teekay Corporation or its subsidiaries. Teekay Corporation and its affiliates are parties to several agreements and transactions with TIL. For additional information, please see “Related Party Transactions.” Due to these conflicts, the TIL Board unanimously created and delegated to a special committee of the TIL Board, comprised solely of independent directors that have no conflicts relating to the Merger (the TIL Special Committee), the authority to review, evaluate, negotiate, reject and/or recommend to the TIL Board the proposed Merger, the Merger Agreement and the related transactions and documents. In addition, the TIL Special Committee was granted the authority to select and retain independent legal and financial advisors to assist the TIL Special Committee in carrying out its responsibilities. In connection with the negotiation of the proposed Merger, the TIL Special Committee required that, in addition to TIL shareholder approvals required by applicable corporate law, the Merger Agreement be approved by the affirmative vote of the holders of a majority of the outstanding shares of TIL common stock not owned by Teekay Tankers and its affiliates (including Teekay Corporation).

As of the date of this joint proxy statement/prospectus, Teekay Tankers owned approximately 11.3% of the outstanding shares of TIL common stock and the sole share of Series A-2 preferred stock of TIL, and Teekay Corporation owned approximately 55.9% of the total voting power of the outstanding common stock of Teekay Tankers (through its ownership of shares of Teekay Tankers’ Class A and Class B Common Stock), approximately 13.6% of the voting power of Teekay Tankers’ outstanding Class A Common Stock, approximately 8.2% of the outstanding shares of TIL common stock, and the sole share of Series A-1 preferred stock of TIL. In addition, directors and executive officers of Teekay Tankers and Teekay Corporation and their affiliates owned (directly or indirectly) and had the right to vote approximately 0.9% of the Teekay Tankers Class A Common Stock entitled to be voted at the Teekay Tankers Special Meeting and approximately 0.01% of the TIL common stock entitled to be voted at the TIL Special Meeting.

Each of (i) the TIL Special Committee, (ii) the TIL Board, upon recommendation of the TIL Special Committee, and (iii) the Teekay Tankers Board (collectively, the Boards) have reviewed, considered, and discussed the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement (together, the Merger Transactions).

At a meeting on May 30, 2017, after consultation with representatives of the TIL Special Committee’s legal counsel and independent financial advisor, the TIL Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were fair and advisable to, and in the best interests of, the shareholders of TIL (other than Teekay Tankers and its affiliates), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) determined to recommend that the TIL Board (a) approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and (b) recommend that the shareholders of TIL approve the Merger Agreement.

At a meeting on May 31, 2017, after consultation with representatives of the TIL Special Committee’s legal counsel and independent financial advisor, the TIL Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were fair and advisable to, and in the best interests of, the shareholders of TIL (other than Teekay Tankers and its affiliates), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) directed that the Merger Agreement be submitted to a vote of the TIL shareholders, and (iv) recommended that the shareholders of TIL approve the Merger Agreement. The TIL Board then directed the members of TIL management to execute and deliver a definitive merger agreement in substantially the same form presented to the TIL Board at the meeting, and directed that the Merger Agreement be submitted to the shareholders of TIL for approval.

At a meeting on May 31, 2017, after consultation with representatives of Teekay Tankers’ management and legal counsel, the Teekay Tankers Board unanimously (i) determined that the Merger was fair and advisable to,

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and in the best interests of, Teekay Tankers and the shareholders of Teekay Tankers, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and a proposal to approve an amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation to increase the number of authorized shares of Teekay Tankers Class A Common Stock from 200,000,000 to 400,000,000, with a corresponding increase in the number of authorized shares of capital stock from 400,000,000 to 600,000,000 (the Initial Charter Amendment), (iii) directed that the Initial Charter Amendment be submitted to a vote of the Teekay Tankers shareholders and (iv) recommended that the Teekay Tankers shareholders approve the Initial Charter Amendment. The Teekay Tankers Board then directed the members of Teekay Tankers management to execute and deliver a definitive merger agreement in substantially the same form presented to the Teekay Tankers board at the meeting, and directed that the Initial Charter Amendment be submitted to the shareholders of Teekay Tankers for approval.

At a meeting on September 13, 2017, following prior discussions between Teekay Tankers management and Huber Capital Management, LLC, a Delaware limited liability company (HCM), the Teekay Tankers Board unanimously approved, among other things, (i) a voting and support agreement (the Huber Voting and Support Agreement) among Teekay Tankers, HCM and Joseph R. Huber, the managing member and the chief executive officer of HCM (Mr. Huber and together with HCM, Huber), and (ii) a revision to the Initial Charter Amendment to reduce the requested increase in the number of authorized shares of Teekay Tankers Class A Common Stock from 200,000,000 to 85,000,000 shares (with a corresponding increase in the number of authorized shares of Teekay Tankers capital stock of 85,000,000), as reflected in the Charter Amendment, along with an amendment to the Merger Agreement reflecting the same. Please see “The Huber Voting and Support Agreement and Letter Agreement Amendment” beginning on page 167 of this joint proxy statement/prospectus.

On September 14, 2017, Teekay Tankers and TIL entered into a letter agreement (the Letter Agreement Amendment) pursuant to which (i) TIL consented to the Huber Voting and Support Agreement and to certain actions to be taken by Teekay Tankers and (ii) Teekay Tankers and TIL amended the Merger Agreement to revise the definition of “Charter Amendment” in the Merger Agreement to reflect the revision from the Initial Charter Amendment to the Charter Amendment. On September 14, 2017, the TIL Board, including the members of the TIL Special Committee, approved the entry by TIL into the Letter Agreement Amendment.

The TIL Board recommends that shareholders of TIL vote “FOR” the Merger Agreement, the proposal to approve the remuneration for the TIL Special Committee and the adjournment of the TIL Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement. The Teekay Tankers Board recommends that shareholders of Teekay Tankers vote “FOR” the Charter Amendment and the adjournment of the Teekay Tankers Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the Charter Amendment.

The Companies will also transact any other business that may properly come before the Special Meetings, or any adjournment or postponement of the Special Meetings, by or at the direction of the Teekay Tankers Board and the TIL Board, as applicable.

The obligation of the Companies to complete the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, without limitation, the approval of the Merger Agreement and the Charter Amendment as specified above.

The Merger will only occur if both (i) the Charter Amendment is approved by both the holders of a majority of the outstanding shares of Teekay Tankers Class A Common Stock and the holders of a majority of the outstanding voting power of Teekay Tankers Class A Common Stock and Teekay Tankers Class B Common Stock, voting together as a single class, and (ii) the Merger Agreement is approved by both the holders of a majority of the outstanding shares of TIL common stock and the holders of a majority of the outstanding shares of TIL common stock not owned by Teekay Tankers and its affiliates (including Teekay Corporation).

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This joint proxy statement/prospectus provides you with detailed information about the Special Meetings and the Merger. A copy of the Merger Agreement is attached as Appendix A. A copy of the Letter Agreement Amendment is attached as Appendix B. Also attached as appendices are a voting and support agreement (which provides, among other things, that Teekay Corporation will support the Merger and the other transactions contemplated by the Merger Agreement (the Teekay Voting and Support Agreement)), the Huber Voting and Support Agreement (which provides, among other things, that Huber will vote certain shares of Teekay Tankers Class A Common Stock in favor of the Charter Amendment), the Charter Amendment, the opinion of Swedbank Norge delivered to the Teekay Tankers Board, and the opinion of Evercore Group L.L.C, independent financial advisor to the TIL Special Committee. We encourage you to carefully read this joint proxy statement/prospectus and its appendices, including the Merger Agreement and the Charter Amendment.

William Hung Chief Executive Officer of Tanker Investments Ltd.	Kevin Mackay President and Chief Executive Officer of Teekay Tankers Ltd.

For a discussion of risk factors which the TIL shareholders and the Teekay Tankers shareholders should consider in evaluating the Merger and the Charter Amendment, as applicable, see “Risk Factors” beginning on page 27 of this joint proxy statement/prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE SEC) NOR ANY SECURITIES COMMISSION OF ANY OTHER JURISDICTION HAS APPROVED OR DISAPPROVED OF THE MERGER OR THE SECURITIES TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT/PROSPECTUS, PASSED UPON THE FAIRNESS OR MERITS OF THE MERGER OR THE CHARTER AMENDMENT, OR DETERMINED THAT THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This joint proxy statement/prospectus is dated October 25, 2017, and is first being mailed, along with the applicable attached proxy card, to each of the Companies’ shareholders on or about October 26, 2017.

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ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Teekay Tankers from documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain copies of documents that are incorporated by reference in this joint proxy statement/prospectus, other than certain exhibits to the documents, without charge, by requesting them in writing or by telephone from:

Teekay Tankers Ltd.

4th Floor, Belvedere Building,

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

In addition, if you have questions about the Merger or the Special Meetings, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Teekay Tankers’ or TIL’s proxy solicitation firm, as applicable, listed below. You will not be charged for any of these documents that you request.

Teekay Tankers shareholders should contact:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

TIL shareholders should contact:

Innisfree M&A Incorporated

For TIL shareholders of record:

(888) 750-5834 (toll-free from the U.S. and Canada)

+1 (412) 232-3651 (from other locations)

For banks and brokers:

+1 (212) 750-5834 (New York)

+44 (0)20 7710 9960 (London)

In order for you to receive timely delivery of the documents in advance of the Special Meetings, you should request the information by November 10, 2017, which is no later than five business days prior to the date of the Special Meetings.

For additional information about documents incorporated by reference into this joint proxy statement/prospectus please see “Where You Can Find More Information” beginning on page 179 of this joint proxy statement/prospectus.

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TO JOINT PROXY STATEMENT/PROSPECTUS

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TEEKAY TANKERS LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Time and Date	12:00 p.m. Pacific Standard Time November 17, 2017
Place	Victoria Room Semiahmoo Resort 9565 Semiahmoo Pkwy Blaine, WA 98230, USA
Items of Business

(1)    To consider and vote upon a proposal to approve an amendment to the Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. to increase the number of authorized shares of Class A Common Stock from 200,000,000 to 285,000,000, with a corresponding increase in the number of authorized shares of capital stock from 400,000,000 to 485,000,000 (the Charter Amendment Proposal);

(2)    To consider and vote upon a proposal to approve the adjournment of the Teekay Tankers Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the Charter Amendment Proposal (the Teekay Tankers Adjournment Proposal); and

(3)    To transact any other business that may properly come before the Teekay Tankers Special Meeting, or any adjournment or postponement of the Teekay Tankers Special Meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the Teekay Tankers Special Meeting at the time and on the date specified above or at any time and date to which the Teekay Tankers Special Meeting may be properly adjourned or postponed.
Record Date	The record date for the Teekay Tankers Special Meeting is October 9, 2017. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Teekay Tankers Special Meeting or any adjournment or postponement of the meeting.
Voting	Your vote as a Teekay Tankers shareholder is very important. Whether or not you plan to attend the Teekay Tankers Special Meeting, Teekay Tankers encourages you to read this joint proxy statement/prospectus and submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled “Questions and Answers about the Special Meetings and Related Matters” in this joint proxy statement/prospectus and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

Kevin Mackay

President and Chief Executive Officer

Dated: October 25, 2017

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PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

CHARTER AMENDMENT PROPOSAL

Introduction

The Amended and Restated Articles of Incorporation of Teekay Tankers (the Teekay Tankers Articles of Incorporation) currently authorize the issuance of up to 200,000,000 shares of Class A Common Stock, par value $0.01 per share, up to 100,000,000 shares of Class B Common Stock, par value $0.01 per share, and up to a total of 400,000,000 shares of capital stock, including the Class A Common Stock, Class B Common Stock, and Preferred Stock. Of the authorized shares of Class A Common Stock and Class B Common Stock, 142,216,113 shares of Class A Common Stock and 37,007,981 shares of Class B Common Stock are issued and outstanding as of the date of this joint proxy statement/prospectus. In addition, Teekay Tankers has reserved a total of 37,007,981 shares of its authorized Class A Common Stock for the potential conversion, pursuant to Teekay Tankers’ Amended and Restated Articles of Incorporation, of its outstanding shares of Class B Common Stock into shares of Class A Common Stock, and 4,000,000 shares of its authorized Class A Common Stock for issuance under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan, of which 1,705,086 options for Class A Common Stock are issued and outstanding and 1,926,694 shares of Class A Common Stock are subject to outstanding restricted stock unit awards as of the date of this joint proxy statement/prospectus. Teekay Tankers expects to issue 88,977,659 shares of Class A Common Stock to the TIL shareholders (other than Teekay Tankers and its subsidiaries) as the Merger Consideration. As such, Teekay Tankers has insufficient authorized Class A Common Stock to permit it to issue the Merger Consideration and complete the Merger without the proposed Charter Amendment.

Description of the Charter Amendment

On May 31, 2017, the Teekay Tankers Board unanimously approved the Initial Charter Amendment, pursuant to which Article V of the Teekay Tankers Articles of Incorporation would be amended, subject to shareholder approval, to increase the number of shares of Class A Common Stock authorized for issuance from 200,000,000 to 400,000,000, with a corresponding increase in the number of total shares of capital stock authorized for issuance from 400,000,000 to 600,000,000.

On September 13, 2017, in connection with approving the Huber Voting and Support Agreement, the Teekay Tankers Board unanimously approved the Charter Amendment, which revised the Initial Charter Amendment and pursuant to which Article V of the Teekay Tankers Articles of Incorporation would be amended, subject to shareholder approval, to increase the number of shares of Class A Common Stock authorized for issuance from 200,000,000 to 285,000,000, with a corresponding increase in the number of total shares of capital stock authorized for issuance from 400,000,000 to 485,000,000, and directed that the Charter Amendment be submitted to the Teekay Tankers shareholders for approval.

Purpose of the Charter Amendment

The Teekay Tankers Board is recommending this increase in the number of authorized shares of Class A Common Stock and capital stock primarily in order to ensure that Teekay Tankers has enough shares of Class A Common Stock to issue to the TIL shareholders (other than Teekay Tankers and its subsidiaries) as Merger Consideration upon the closing of the Merger, to have Class A Common Stock reserves of 37,007,981 shares for the potential conversion of the Class B Common Stock into Class A Common Stock, and with the remaining balance available for other future corporate purposes, which may include, among other things, equity issuances to fund growth opportunities.

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Effect of the Charter Amendment

The increase in the number of shares of Class A Common Stock and capital stock authorized for issuance will not have any immediate dilutive effect upon the proportionate voting power of Teekay Tankers’ existing shareholders; however, the subsequent issuance of the shares of Class A Common Stock to the TIL shareholders upon the closing of the Merger, and the issuance by Teekay Tankers of any additional authorized shares of capital stock, will have a dilutive effect upon the voting power of Teekay Tankers’ existing shareholders. Based on the number of shares of TIL common stock outstanding as of October 24, 2017, and the number of shares of Teekay Tankers Class A Common Stock outstanding as of October 24, 2017, it is expected that, immediately after completion of the Merger, the former TIL shareholders (other than Teekay Tankers and its subsidiaries) will receive Teekay Tankers Class A Common Stock in the Merger representing approximately 21.4% of the then outstanding voting power of Teekay Tankers. In addition, following the issuance of shares of Teekay Tankers Class A Common Stock to TIL shareholders, there will remain approximately 53.8 million authorized but unissued shares of Class A Common Stock (assuming no shares have been repurchased under Teekay Tankers’ share repurchase program). If Teekay Tankers subsequently issues some or all of those shares, it will have a dilutive effect on the Teekay Tankers shareholders’ ownership interest in Teekay Tankers.

Effectiveness

The Charter Amendment will become effective upon the filing of an amendment to the Teekay Tankers Articles of Incorporation with the Registrar of Corporations of the Marshall Islands, after approval by Teekay Tankers’ shareholders at the Teekay Tankers Special Meeting. If approved by the Teekay Tankers shareholders, the Charter Amendment will become effective even if the TIL shareholders fail to approve the Merger Agreement.

Required Vote

Approval of the Charter Amendment requires the affirmative “FOR” vote of the holders of at least a majority of (i) the outstanding shares of Class A Common Stock, voting as a single class, and (ii) the outstanding voting power of Teekay Tankers Class A Common Stock and Teekay Tankers Class B Common Stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as voting “AGAINST” the Charter Amendment because the required vote is based on the number of shares outstanding rather than the number of votes cast.

The Teekay Tankers Board recommends a vote “FOR” the Charter Amendment.

PROPOSAL NO. 2

THE TEEKAY TANKERS ADJOURNMENT PROPOSAL

Description

Under the terms of the Merger Agreement, Teekay Tankers may adjourn or postpone the Teekay Tankers Special Meeting (i) before it commences, for the purpose of soliciting additional votes to approve the Charter Amendment or to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to Teekay Tankers shareholders within a reasonable amount of time in advance of the Teekay Tankers Special Meeting, and (ii) if there are not sufficient votes at the time of the Teekay Tankers Special Meeting to adopt and approve the Charter Amendment, for the purpose of soliciting additional votes in favor of the Charter Amendment.

Teekay Tankers is asking you, as a Teekay Tankers shareholder, to authorize the holder of any proxy solicited by the Teekay Tankers Board to vote in favor of the Teekay Tankers Adjournment Proposal.

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Required Vote

Approval of the Teekay Tankers Adjournment Proposal requires the affirmative vote of the holders of a majority of the total voting power of all capital stock of Teekay Tankers entitled to vote on the Teekay Tankers Adjournment Proposal and represented in person or by proxy at the Teekay Tankers Special Meeting. Shares present but not voted at the Teekay Tankers Special Meeting or abstentions will have the same effect as a vote “AGAINST” the Teekay Tankers Adjournment Proposal, while broker non-votes and shares not in attendance at the Teekay Tankers Special Meeting will have no effect on the outcome of any vote on the Teekay Tankers Adjournment Proposal.

To the extent it is needed, the Teekay Tankers Board recommends a vote “FOR” the Teekay Tankers Adjournment Proposal.

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TANKER INVESTMENTS LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Time and Date	1:00 p.m. Pacific Standard Time November 17, 2017

Place	Victoria Room Semiahmoo Resort 9565 Semiahmoo Pkwy Blaine, WA 98230, USA

Items of Business

(1)    To consider and vote upon a proposal to approve the Merger Agreement;

(2)    To consider and vote upon a proposal to approve the adjournment of the TIL Special Meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement (the TIL Adjournment Proposal);

(3)    To consider and vote upon a proposal to approve and ratify the remuneration to be paid in the year 2017 to the Chair of the TIL Special Committee, in an amount not to exceed $50,000 in cash, and with respect to each member of the TIL Special Committee (other than the Chair of the TIL Special Committee), in an amount not to exceed $40,000 in cash (the Special Committee Compensation Proposal); and

(4)    To transact any other business that may properly come before the TIL Special Meeting, or any adjournment or postponement of the TIL Special Meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the TIL Special Meeting at the time and on the date specified above or at any time and date to which the TIL Special Meeting may be properly adjourned or postponed.

Record Date	The record date for the TIL Special Meeting is October 9, 2017. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the TIL Special Meeting or any adjournment or postponement of the meeting.

Voting	Your vote as a TIL shareholder is very important. Whether or not you plan to attend the TIL Special Meeting, TIL encourages you to read this joint proxy statement/prospectus and submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled “Questions and Answers about the Special Meetings and Related Matters” in this joint proxy statement/prospectus and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

William Hung

Chief Executive Officer

Dated: October 25, 2017

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PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

APPROVAL OF THE MERGER AGREEMENT

Introduction

On May 30, 2017, the TIL Special Committee, comprised of independent TIL board members, unanimously approved the Merger Agreement and determined to recommend that the TIL Board approve the Merger Agreement and recommend that the TIL shareholders approve the Merger Agreement. On May 31, 2017, the TIL Board unanimously approved the Merger Agreement and directed that the Merger Agreement be submitted to the TIL shareholders for approval. On September 14, 2017, the TIL Board, including the members of the TIL Special Committee, unanimously approved the entry by TIL into the Letter Agreement Amendment, which, among other things, amended the Merger Agreement to revise the definition of “Charter Amendment” in the Merger Agreement to reflect the revision from the Initial Charter Amendment to the Charter Amendment.

Description of the Merger Proposal

Subject to TIL shareholder approval of the Merger Agreement, Teekay Tankers shareholder approval of the Charter Amendment, and the satisfaction or waiver of other conditions to closing under the terms of the Merger Agreement, Merger Sub will merge with and into TIL, with TIL surviving as a wholly-owned subsidiary of Teekay Tankers. Upon completion of the Merger, each share of TIL common stock that is issued and outstanding immediately prior to the effective time of the Merger (other than shares of TIL common stock held in the treasury of TIL or owned by Teekay Tankers or any of its subsidiaries) will be cancelled and converted into the right to receive 3.30 shares of Teekay Tankers Class A Common Stock.

Purpose of the Merger Proposal

The TIL Board is recommending the approval of the Merger Agreement, which approval is required in order to complete the merger of Merger Sub with and into TIL, with TIL surviving as a wholly-owned subsidiary of Teekay Tankers.

Effect of the Merger Proposal

Subject to the approval of the Merger Agreement by the TIL shareholders and the approval of the Charter Amendment by the Teekay Tankers shareholders, upon completion of the Merger, shareholders that held shares of TIL common stock immediately prior to the Merger (other than Teekay Tankers or any of its subsidiaries) will no longer be shareholders of TIL, but instead will have the right to receive 3.30 shares of Teekay Tankers Class A Common Stock. All shares of Teekay Tankers Class A Common Stock and Class B Common Stock that were outstanding immediately prior to the Merger will remain outstanding after the Merger is completed, and Teekay Tankers shareholders will not receive any consideration as a result of the Charter Amendment or the Merger.

Effectiveness

The Merger will only occur if both (i) the Merger Agreement is approved by both the holders of a majority of the outstanding shares of TIL common stock and the holders of a majority of the outstanding shares of TIL common stock not owned by Teekay Tankers and its affiliates (including Teekay Corporation) and (ii) the Charter Amendment is approved by both the holders of a majority of the outstanding shares of Teekay Tankers Class A Common Stock and the holders of a majority of the outstanding voting power of Teekay Tankers Class A Common Stock and Teekay Tankers Class B Common Stock, voting together as a single class. Following receipt of the requisite shareholder approvals, and the satisfaction or waiver of the conditions to closing in the Merger Agreement, the Merger will become effective upon the filing of Articles of Merger with the Registrar of Corporations of the Marshall Islands, unless a later effective date and time is agreed upon by TIL and Teekay Tankers and specified in the Articles of Merger.

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Required Vote

Approval of the Merger Agreement requires the affirmative “FOR” vote of (i) the holders of a majority of the outstanding shares of TIL common stock, (ii) the holders of a majority of the outstanding shares of TIL common stock not owned by Teekay Tankers and its affiliates (including Teekay Corporation), (iii) the holder of the one share of Series A-1 preferred stock of TIL (which share is currently owned by Teekay Corporation) and (iv) the holder of the one share of Series A-2 preferred stock of TIL (which share is currently owned by Teekay Tankers). Abstentions and broker non-votes will have the same effect as voting “AGAINST” the Merger Agreement because the required vote is based on the number of shares outstanding rather than the number of votes cast. In connection with the negotiation of the proposed Merger, the TIL Special Committee required the vote described in clause (ii) above, in addition to the other shareholder approvals required pursuant to applicable corporate law. Each of Teekay Corporation and Teekay Tankers have agreed to vote their shares of TIL common stock and preferred stock in favor of the Merger Agreement.

The TIL Board recommends a vote “FOR” the Merger Agreement.

PROPOSAL NO. 2

THE TIL ADJOURNMENT PROPOSAL

Description

Under the terms of the Merger Agreement, TIL may adjourn or postpone the TIL Special Meeting (i) before it commences, for the purpose of soliciting additional votes to approve the Merger Agreement or to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to TIL shareholders within a reasonable amount of time in advance of the TIL Special Meeting, and (ii) if there are not sufficient votes at the time of the TIL Special Meeting to approve the Merger Agreement, for the purpose of soliciting additional votes in favor of the Merger Agreement.

TIL is asking you, as a TIL shareholder, to authorize the holder of any proxy solicited by the TIL Board to vote in favor of the TIL Adjournment Proposal.

Required Vote

Approval of the TIL Adjournment Proposal requires the affirmative vote of the holders of a majority of the total voting power of all capital stock of TIL entitled to vote on the TIL Adjournment Proposal and represented in person or by proxy at the TIL Special Meeting. Shares present but not voted at the TIL Special Meeting or abstentions will have the same effect as a vote “AGAINST” the TIL Adjournment Proposal, while broker non-votes and shares not in attendance at the TIL Special Meeting will have no effect on the outcome of any vote on the TIL Adjournment Proposal.

To the extent it is necessary, the TIL Board recommends a vote “FOR” the TIL Adjournment Proposal.

PROPOSAL NO. 3

THE SPECIAL COMMITTEE COMPENSATION PROPOSAL

Description

The Amended and Restated Bylaws of TIL provide that the amounts payable to members of the TIL Board and to the members of any committee of the TIL Board be subject to shareholder approval. In consideration of the time and effort expended by the members of the TIL Special Committee in connection with the services rendered to the TIL Special Committee, TIL proposes that the TIL shareholders approve and ratify the remuneration to be

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paid in the year 2017 to the Chair of the TIL Special Committee, in an amount not to exceed $50,000 in cash, and with respect to each member of the Special Committee (other than the Chair of the Special Committee), in an amount not to exceed $40,000 in cash.

TIL is asking you, as a TIL shareholder, to authorize the holder of any proxy solicited by the TIL Board to vote in favor of the Special Committee Compensation Proposal.

Required Vote

Approval of the Special Committee Compensation Proposal requires the affirmative vote of the holders of a majority of the total voting power of all capital stock of TIL entitled to vote on the Special Committee Compensation Proposal and represented in person or by proxy at the TIL Special Meeting. Shares present but not voted at the TIL Special Meeting or abstentions will have the same effect as a vote “AGAINST” the Special Committee Compensation Proposal, while broker non-votes and shares not in attendance at the TIL Special Meeting will have no effect on the outcome of any vote on the Special Committee Compensation Proposal.

The TIL Board recommends a vote “FOR” the Special Committee Compensation Proposal.

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QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS

AND RELATED MATTERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Merger, the Charter Amendment and matters to be addressed at the Special Meetings. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the Merger and the Charter Amendment, you should carefully read this joint proxy statement/prospectus, including the attached annexes, as well as the documents that have been incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 179 of this joint proxy statement/prospectus.

Q.	What am I being asked to vote on?

A.	Teekay Tankers, TIL and Merger Sub have entered into the Merger Agreement, pursuant to which the parties have agreed that Merger Sub will merge with and into TIL, with TIL surviving as a wholly-owned subsidiary of Teekay Tankers. In connection with the Merger and pursuant to the Charter Amendment, Teekay Tankers proposes to increase the number of shares of Class A Common Stock authorized for issuance from 200,000,000 to 285,000,000, with a corresponding increase in the number of total shares of capital stock authorized for issuance from 400,000,000 to 485,000,000. Shareholders of TIL are being asked to vote to approve the Merger Agreement, to approve the Special Committee Compensation Proposal and, if necessary, to approve the TIL Adjournment Proposal, and shareholders of Teekay Tankers are being asked to vote to approve the Charter Amendment and, if necessary, to approve the Teekay Tankers Adjournment Proposal.

Q.	Why is the Merger being proposed?

A.	The proposed Merger would create the world’s largest publicly-traded mid-sized conventional tanker company (or the Combined Company), which is expected to provide operational efficiencies and generate increased value for its shareholders. The proposed Merger is expected to be accretive to earnings per share to both Teekay Tankers and TIL shareholders, and the Combined Company is expected to have a larger and stronger balance sheet.

Q.	What will I receive as a TIL shareholder if the Merger is completed?

A.	If the Merger is completed, each issued and outstanding share of TIL common stock, other than shares of TIL common stock held in the treasury of TIL or owned by Teekay Tankers or any of its subsidiaries, will be converted into 3.30 shares of Teekay Tankers Class A Common Stock and will be cancelled and cease to exist. Upon conversion of the shares of TIL common stock into shares of Teekay Tankers Class A Common Stock, the former TIL shareholders will have all of the rights, including any voting rights or rights to receive dividends, associated with such shares of Teekay Tankers Class A Common Stock. Until such time as the Merger is completed, the holders of TIL common stock will not have any such rights associated with the Teekay Tankers Class A Common Stock. Immediately following completion of the Merger, former TIL shareholders will own approximately 21.4% of the total voting power of Teekay Tankers’ outstanding capital stock (assuming no shares have been repurchased under Teekay Tankers’ share repurchase program).

Teekay Tankers will not issue any fractional shares of Teekay Tankers Class A Common Stock in exchange for shares of TIL common stock. Instead, each holder of TIL common stock exchanged pursuant to the Merger Agreement who would otherwise have been entitled to receive a fraction of one share of Teekay Tankers Class A Common Stock will be paid an amount in cash (without interest) equal to the fractional share interest multiplied by the average closing price of a share of Teekay Tankers Class A Common Stock on the NYSE as reported by The Wall Street Journal for the five consecutive trading days immediately preceding the closing date of the Merger.

Q.	How will the Merger impact me as a Teekay Tankers shareholder?

A.	If the Merger is completed, each issued and outstanding share of TIL common stock, other than shares of TIL common stock held in the treasury of TIL or owned by Teekay Tankers or any of its subsidiaries, will be converted into 3.30 shares of Teekay Tankers Class A Common Stock. This will result in an additional 88,977,659 shares of Teekay Tankers Class A Common Stock outstanding following the Merger, which will dilute your interests in Teekay Tankers.

Q.	How was the share exchange ratio determined?

A.	The share exchange ratio of 3.30 was determined by reference to a total consideration amount of 88,977,659 shares of Teekay Tankers Class A Common Stock to be issued to TIL shareholders in the Merger. In determining the total consideration, the Companies considered both net asset values (or NAVs) and historic trading prices of each of the Companies’ shares. The share exchange ratio represented a 21% premium to TIL’s closing share price on May 30, 2017, the last trading day prior to the public announcement of the proposed Merger, and a premium to TIL’s assessment of its NAV as of the date of the Merger Agreement, on a NAV-for-NAV basis, and a 29% premium based on Teekay Tankers’ volume weighted average price for its Class A Common Stock for the 30 trading days ended at the close of regular trading hours on the NYSE on May 30, 2017.

Q:	What equity stake will the pre-Merger Teekay Tankers shareholders and the pre-Merger TIL shareholders hold in Teekay Tankers immediately after the Merger is completed?

A:	The Merger will result in the pre-Merger Teekay Tankers shareholders (other than Teekay Corporation and its subsidiaries) and the pre-Merger TIL shareholders (other than Teekay Corporation and its subsidiaries) owning approximately 53.2% and 34.9% of the outstanding shares of Teekay Tankers Class A Common Stock, respectively, immediately after the Merger is completed. The pre-Merger TIL shareholders will not receive any shares of Teekay Tankers Class B Common Stock. Following the Merger, Teekay Corporation and its subsidiaries will own approximately 24.1% of the economic interests and 51.1% of the voting power of Teekay Tankers.

Q.	Does the Teekay Tankers Board recommend voting “FOR” the proposal to approve the Charter Amendment and the Teekay Tankers Adjournment Proposal?

A.	Yes. Taking into consideration various factors described in this joint proxy statement/prospectus, including the fairness opinion of Swedbank Norge (or Swedbank), a copy of which is attached to this joint proxy statement/prospectus as Appendix F, the Teekay Tankers Board has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the Charter Amendment, and recommended that the shareholders of Teekay Tankers vote “FOR” the proposal to approve the Charter Amendment and “FOR” the Teekay Tankers Adjournment Proposal at the Teekay Tankers Special Meeting. For additional information, see the section entitled “The Merger—Background of the Merger” and “The Merger—Recommendations of the Teekay Tankers Board of Directors; Teekay Tankers’ Reasons for the Merger.”

Q.	Does the TIL Board recommend voting “FOR” the proposal to approve the Merger Agreement, the TIL Adjournment Proposal and the Special Committee Compensation Proposal?

A.

Yes. Taking into consideration, among other factors, the recommendation of the TIL Special Committee, the fairness opinion of Evercore Group L.L.C. (or Evercore), the independent financial advisor to the TIL Special Committee, a copy of which is attached to this joint proxy statement/prospectus as Appendix G, and the other reasons set forth in the section entitled “The Merger—Recommendations of the TIL Special Committee and Board of Directors; TIL Reasons for the Merger,” the TIL Board has approved the Merger and the Merger Agreement, and recommended that the shareholders of TIL vote “FOR” the proposal to approve the Merger Agreement and “FOR” the TIL Adjournment Proposal at the TIL Special Meeting. For additional information, see the sections entitled “The Merger—Background of the Merger” and “The Merger—Recommendations of the TIL Special Committee and Board of Directors; TIL Reasons for the Merger.” The TIL Board also recommends that the TIL shareholders vote “FOR” the approval of the Special Committee Compensation Proposal in light of the services provided by the TIL Special Committee in connection with the Merger Transactions.

Q.	Do any of the Companies’ directors or executive officers or the Companies’ major shareholders have interests in the Merger that may differ from or are in addition to my interests as a shareholder?

A.	As of the date of this joint proxy statement/prospectus, Teekay Tankers owned approximately 3.4 million shares, or 11.3%, of the outstanding TIL common stock and the sole share of Series A-2 preferred stock of TIL, and Teekay Corporation (an affiliate of Teekay Tankers) owned approximately 55.9% of the total voting power of the outstanding common stock of Teekay Tankers (through its ownership of shares of Teekay Tankers’ Class A and Class B Common Stock), approximately 13.6% of the voting power of Teekay Tankers’ outstanding Class A Common Stock, 100% of the voting power of Teekay Tankers’ outstanding Class B Common Stock, approximately 8.2% of the outstanding shares of TIL common stock, and the sole share of Series A-1 preferred stock of TIL. In addition, directors and executive officers of Teekay Tankers and Teekay Corporation and their affiliates owned (directly or indirectly) and had the right to vote approximately 0.9% of the Teekay Tankers Class A Common Stock entitled to be voted at the Teekay Tankers Special Meeting and approximately 0.01% of the TIL common stock entitled to be voted at the TIL Special Meeting. Certain officers of Teekay Corporation also serve as directors or officers of TIL, and Teekay Corporation and its affiliates are parties to several agreements and transactions with TIL. For additional information, see the section entitled “Related Party Transactions.”

Q.	How will directors, executive officers, and affiliates of Teekay Tankers and TIL vote on the proposal to approve the proposals?

A.	Under the Merger Agreement, Teekay Tankers has agreed to vote all shares of TIL common stock and preferred stock owned beneficially or of record by Teekay Tankers or any of its subsidiaries in favor of the Merger Agreement and related matters. In addition, Teekay Corporation has entered into the Teekay Voting and Support Agreement, which provides, among other things, that Teekay Corporation will support the Merger and the other transactions contemplated by the Merger Agreement, including by (i) voting the shares of TIL common stock and Series A-1 preferred stock owned beneficially or of record by Teekay Corporation and its subsidiaries in favor of the approval of the Merger Agreement and (ii) voting the shares of Teekay Tankers common stock owned beneficially or of record by Teekay Corporation and its subsidiaries in favor of the Charter Amendment. As of the date of this joint proxy statement/prospectus, Teekay Tankers expects that Teekay Tankers’ and Teekay Corporation’s directors and executive officers and TIL expects that TIL’s directors and executive officers, and each of their respective affiliates, will vote any shares held by them “FOR” the authorization and approval of the Charter Amendment, the Merger Agreement, the Special Committee Compensation Proposal, the TIL Adjournment Proposal and the Teekay Tankers Adjournment Proposal.

Q.	Why is the Teekay Tankers Board proposing to adopt the Charter Amendment?

A.

The Teekay Tankers Amended and Restated Articles of Incorporation currently authorizes a total of 400,000,000 shares of capital stock, including 200,000,000 shares of Teekay Tankers Class A Common Stock. The Teekay Tankers Board is recommending the Charter Amendment primarily in order to ensure that Teekay Tankers has enough shares of Class A Common Stock to issue to the TIL shareholders (other than Teekay Tankers and its subsidiaries) as Merger Consideration upon the closing of the Merger, to have Class A Common Stock reserves of 37,007,981 shares for the potential conversion of the Class B Common

Stock into Class A Common Stock, and with the remaining balance available for other future corporate purposes, which may include, among other things, equity issuances to fund growth opportunities. If approved by the Teekay Tankers shareholders, the Charter Amendment will become effective even if the TIL shareholders fail to approve the Merger Agreement.

Q.	When and where is the Teekay Tankers Special Meeting?

A.	The Teekay Tankers Special Meeting will be held on November 17, 2017, at 12:00 p.m. local time, at Victoria Room, Semiahmoo Resort, 9565 Semiahmoo Pkwy, Blaine, WA 98230, USA, unless adjourned or postponed to a later time and date.

Q.	When and where is the TIL Special Meeting?

A.	The TIL Special Meeting will be held on November 17, 2017, at 1:00 p.m. local time, at Victoria Room, Semiahmoo Resort, 9565 Semiahmoo Pkwy, Blaine, WA 98230, USA, unless adjourned or postponed to a later time and date.

Q.	Who can vote at the Teekay Tankers Special Meeting?

A.	Teekay Tankers shareholders of record as of the close of business on October 9, 2017, the record date for each of the Special Meetings (or the Record Date), are entitled to receive notice of and to vote at the Teekay Tankers Special Meeting. Holders of Teekay Tankers Class A or Class B Common Stock may vote all shares owned by such holders as of the Record Date, including (i) shares held directly in their name as the shareholder of record and (ii) shares held for them as the beneficial owner through a broker, trustee or other nominee such as a bank. Holders of Class A Common Stock will be entitled to one vote per share on all matters voted on at the Teekay Tankers Special Meeting. Pursuant to the Teekay Tankers Amended and Restated Articles of Incorporation, holders of Class B Common Stock are generally entitled to five votes per share, provided that the voting power of the Class B Common Stock is limited such that the aggregate voting power of all shares of outstanding Class B Common Stock can at no time exceed 49% of the voting power of outstanding Class A Common Stock and Class B Common Stock, voting together as a single class. Based on the number of outstanding shares of Class A Common Stock and Class B Common Stock as of the date of this joint proxy statement/prospectus, the 37,007,981 outstanding shares of Class B Common Stock will be entitled to such votes representing 49% of the voting power of all such shares.

Q.	Who can vote at the TIL Special Meeting?

A.	TIL shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the TIL Special Meeting. Holders of TIL common stock may vote all shares owned by such holders as of the Record Date, including (i) shares held directly in their name as the shareholder of record and (ii) shares held for them as the beneficial owner through a broker, trustee or other nominee such as a bank. Each shareholder of record at the close of business on the Record Date is entitled to one vote for each share of TIL common stock then held.

Q.	How many votes do I have?

A.

If you are a holder of shares of TIL common stock as of the Record Date, you are entitled to one vote for each share of TIL common stock. As of the close of business on the Record Date, there were 30,398,057 outstanding shares of TIL common stock. If you are a holder of shares of Teekay Tankers Class A Common Stock as of the Record Date, you are entitled to one vote for each share of Teekay Tankers Class A Common Stock. As of the close of business on the Record Date, there were 142,216,113 outstanding shares of Teekay Tankers Class A Common Stock. Holders of Teekay Tankers Class B Common Stock are entitled to five votes per share. However, the voting power of the Teekay

Tankers Class B Common Stock is limited such that the aggregate voting power of all shares of outstanding Teekay Tankers Class B Common Stock can at no time exceed 49% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, voting together as a single class. Based on the number of outstanding shares of Teekay Tankers Class A Common Stock and Class B Common Stock as of the date of this joint proxy statement/prospectus, the 37,007,981 outstanding shares of Class B Common Stock will be entitled to such votes representing 49% of the voting power of all such shares.

Q.	What vote of Teekay Tankers’ shareholders is required in connection with the Charter Amendment?

A.	Approval of the Charter Amendment requires the affirmative “FOR” vote of the holders of at least a majority of (i) the outstanding shares of Class A Common Stock as of the Record Date, voting as a single class, and (ii) the outstanding voting power of Teekay Tankers Class A Common Stock and Teekay Tankers Class B Common Stock, voting together as a single class. It is also required that a quorum comprised of holders of a majority of the total voting power of all shares of Class A Common Stock and Class B Common Stock entitled to vote at the Teekay Tankers Special Meeting must be present in person or represented by proxy at the Teekay Tankers Special Meeting. In addition, because the Charter Amendment must be approved by the holders of Class A Common Stock, voting as a single class, the holders of a majority of the Class A Common Stock entitled to vote at the Teekay Tankers Special Meeting must also be present in person or represented by proxy at the Teekay Tankers Special Meeting. Teekay Corporation has entered into the Teekay Voting and Support Agreement, which provides, among other things, that Teekay Corporation will support the Merger and the other transactions contemplated by the Merger Agreement, including by voting the shares of Teekay Tankers common stock beneficially owned by Teekay Corporation in favor of the Charter Amendment. Please see the section entitled “The Teekay Voting and Support Agreement.” In addition, Teekay Tankers has entered into the Huber Voting and Support Agreement, pursuant to which Huber will vote shares of Teekay Tankers Class A Common Stock over which Huber has sole voting power, and will use commercially reasonable efforts to encourage beneficial owners of shares of Teekay Tankers Class A Common Stock that Huber beneficially owns but over which shares Huber does not have sole voting power, in each case in favor of the Charter Amendment. Please see “The Huber Voting and Support Agreement and Letter Agreement Amendment.”

Q.	What vote of TIL shareholders is required in connection with the Merger Agreement?

A.	Approval of the Merger Agreement requires the affirmative “FOR” vote of (i) the holders of a majority of the outstanding shares of TIL common stock, (ii) the holders of a majority of the outstanding shares of TIL common stock not owned by Teekay Tankers and its affiliates (including Teekay Corporation), (iii) the holder of the one share of Series A-1 preferred stock of TIL (which share is currently owned by Teekay Corporation), and (iv) the holder of the one share of Series A-2 preferred stock of TIL (which share is currently owned by Teekay Tankers). It is also required that a quorum comprised of holders of one-third of the total voting power of all shares of capital stock entitled to vote at the TIL Special Meeting must be present in person or represented by proxy at the TIL Special Meeting. Teekay Corporation has entered into the Teekay Voting and Support Agreement, which provides, among other things, that Teekay Corporation will support the Merger and the other transactions contemplated by the Merger Agreement, including by voting the shares of TIL common stock and Series A-1 preferred stock beneficially owned by Teekay Corporation in favor of the approval of the Merger Agreement. Please see the section entitled “The Teekay Voting and Support Agreement.” Teekay Tankers has agreed in the Merger Agreement to vote its shares of TIL common stock and one share of Series A-2 preferred stock in favor of the approval of the Merger Agreement.

Q.	What vote of Teekay Tankers shareholders is required in connection with the Teekay Tankers Adjournment Proposal?

A.

Approval of the Teekay Tankers Adjournment Proposal requires the affirmative “FOR” vote of the holders of a majority of the total voting power of all capital stock of Teekay Tankers entitled to vote on the Teekay

Tankers Adjournment Proposal and represented in person or by proxy at the Teekay Tankers Special Meeting. Pursuant to the Teekay Tankers bylaws, in the absence of a quorum at the Teekay Tankers Special Meeting, the chairman of the Teekay Tankers Special Meeting may also adjourn the Teekay Tankers Special Meeting until a quorum is present.

Q.	What vote of TIL shareholders is required in connection with the TIL Adjournment Proposal?

A.	Approval of the TIL Adjournment Proposal requires the affirmative “FOR” vote of the holders of a majority of the total voting power of all capital stock of TIL entitled to vote on the TIL Adjournment Proposal and represented in person or by proxy at the TIL Special Meeting. In the absence of a quorum at the TIL Special Meeting, the chairman of the TIL Special Meeting may also adjourn the TIL Special Meeting until a quorum is present.

Q.	What vote of TIL shareholders is required in connection with the Special Committee Compensation Proposal?

A.	Approval of the Special Committee Compensation Proposal requires the affirmative vote of the holders of a majority of the total voting power of all capital stock of TIL entitled to vote on the Special Committee Compensation Proposal and represented in person or by proxy at the TIL Special Meeting.

Q.	What is a proxy?

A.	A proxy is your legal designation of another person, referred to as a “proxy,” to vote your shares of TIL common stock or shares of Teekay Tankers Class A Common Stock, as applicable. The written document describing the matters to be considered and voted on at the TIL Special Meeting or the Teekay Tankers Special Meeting is called a “proxy statement.” The document used to designate a proxy to vote your shares of TIL common stock or shares of Teekay Tankers Class A Common Stock is called a “proxy card.”

Q.	What if I do not vote or do not fully complete my proxy card?

A.	Abstentions and broker non-votes by Teekay Tankers shareholders or TIL shareholders will have the same effect as voting “AGAINST” the Charter Amendment or the Merger Agreement, respectively, because the required vote, in each case, is based on the number of shares outstanding rather than the number of votes cast. Shares present but not voted or abstentions at the Teekay Tankers Special Meeting or the TIL Special Meeting will have the same effect as a vote “AGAINST” the Teekay Tankers Adjournment Proposal, the TIL Adjournment Proposal or the Special Committee Compensation Proposal, respectively, while broker non-votes and shares not in attendance at the Teekay Tankers Special Meeting or the TIL Special Meeting will have no effect on the outcome of any vote on the Teekay Tankers Adjournment Proposal, the TIL Adjournment Proposal or the Special Committee Compensation Proposal, respectively.

If the proposal to authorize and approve the Merger Agreement is passed by the necessary vote of the TIL shareholders, the proposal to authorize and approve the Charter Amendment is passed by the necessary vote of the Teekay Tankers shareholders, and all other conditions to the closing of the Merger are otherwise satisfied or waived, upon the closing of the Merger, the shares of TIL common stock will be converted into the right to receive the Merger Consideration even though you did not vote.

If you submit a proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted “FOR” authorization and approval of (i) the Merger Agreement, the TIL Adjournment Proposal and the Special Committee Compensation Proposal or (ii) the Charter Amendment and Teekay Tankers Adjournment Proposal, as applicable.

Q.	What do I need to do now?

A.	After carefully reading and considering the information contained in this document, please submit your vote in accordance with the instructions set forth in the enclosed proxy card as soon as possible so that your shares may be voted at the relevant Special Meeting. Please see the sections entitled “The Teekay Tankers Special Meeting” and “The TIL Special Meeting,” respectively.

Q.	If my shares are held in “street name” by my bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?

A.	You should instruct your bank, broker, trustee or other nominee to vote your shares. If you do not instruct your bank, broker, trustee or other nominee on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Brokers will not have discretionary authority to vote on any of the proposals described in this joint proxy statement/prospectus and, therefore, if you do not instruct your broker to vote your shares on any proposal on which you are entitled to vote, your shares will not be voted on that proposal. Please check with your bank, broker, trustee or other nominee and follow the voting procedures your bank, broker, trustee or other nominee provides. Your bank, broker, trustee or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. Please see the sections entitled “The Teekay Tankers Special Meeting—Proxies” and “The TIL Special Meeting—Proxies,” respectively.

Q.	When do you expect the Merger to be completed?

A.	As of the date of this joint proxy statement/prospectus, the Companies expect to complete the Merger during the fourth quarter of 2017. However, we cannot assure you when or if the Merger will be completed. Among other things, the Charter Amendment and the Merger Agreement must be authorized and approved by shareholders of Teekay Tankers and TIL, respectively, at the Special Meetings and other conditions to completion must be satisfied or waived.

Q.	What are the conditions to the completion of the Merger?

A.	In addition to the approval of the Merger Agreement by TIL shareholders and the approval of the Charter Amendment by Teekay Tankers shareholders, the completion of the Merger is subject to the satisfaction or waiver of a number of other conditions, including, but not limited to:

•	the absence of any material applicable law preventing or prohibiting the consummation of the Merger;

•	expiration or early termination of the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (or the HSR Act), which was satisfied by early termination of the waiting period on July 20, 2017;

•	the registration statement of which this joint proxy statement/prospectus forms a part having been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceedings for that purpose having been initiated by the SEC; and

•	the shares of Teekay Tankers Class A Common Stock to be issued in connection with the Merger as Merger Consideration having been approved for listing on the NYSE, subject to the completion of the Merger and notice of issuance.

For a more detailed description of the regulatory approvals required for the Merger, see the section entitled “The Merger Agreement—Conditions to the Merger.”

Q.	What are the material United States federal income tax consequences of the Merger to TIL shareholders?

A.	The U.S. federal income tax consequences of the Merger to the TIL common shareholders will depend on whether the Merger qualifies as a tax-free “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (or the Code). If the Merger is a tax-free reorganization, and assuming that TIL is not a passive foreign investment company (or PFIC) as discussed below, the Merger will not be a taxable transaction to a U.S. Holder (as defined in the section entitled “Material United States Federal Income Tax Consequences of the Merger”) of TIL common stock, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Teekay Tankers Class A Common Stock. If cash is received in lieu of a fractional share of Teekay Tankers Class A Common Stock, the U.S. Holder will be deemed, for U.S. federal income tax purposes, as (i) receiving solely Teekay Tankers Class A Common Stock, including any fractional share thereof, in exchange for the surrendered TIL common stock and (ii) immediately thereafter selling the fractional share of Teekay Tankers Class A Common Stock for the amount of cash received in lieu thereof. The material U.S. federal income tax consequences of the foregoing deemed transactions to U.S. Holders of TIL common stock are as follows:

•	A U.S. Holder will not recognize gain or loss as a result of the receipt of Teekay Tankers Class A Common Stock, or the deemed receipt of the fractional share thereof in exchange for TIL common stock;

•	The aggregate adjusted tax basis in the TIL common stock that is surrendered will be allocated between the Teekay Tankers Class A Common Stock received and the fractional share based on their relative fair market values;

•	A U.S. Holder’s aggregate adjusted tax basis in the shares of Teekay Tankers Class A Common Stock received will be equal to the adjusted tax basis in TIL common stock allocated to the shares;

•	A U.S. Holder will recognize gain or loss in respect of cash received in lieu of Teekay Tankers Class A Common Stock equal to the amount by which cash received in lieu of the fractional share exceeds adjusted tax basis allocated to the fractional share; and

•	A U.S. Holder’s holding period for the shares of Teekay Tankers Class A Common Stock received in the exchange will include the holding period of the shares of TIL common stock it surrendered.

If the Merger does not constitute a “reorganization” for U.S. federal tax purposes, a U.S. Holder of TIL common stock generally will recognize taxable gain or loss equal to the difference, if any, between (a) the sum of the fair market value of the Teekay Tankers Class A Common Stock (as of the effective time of the Merger) and the amount of any cash received in lieu of fractional shares and (b) such U.S. Holder’s adjusted basis in the TIL common stock exchanged pursuant to the Merger. Provided that TIL is not classified as a PFIC, this gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date, the U.S. Holder’s holding period for such TIL common stock, as determined for U.S. federal income tax purposes, is greater than one year. Long-term capital gains for noncorporate U.S. Holders are generally eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of TIL common stock at different times or at different prices, such U.S. Holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of TIL common stock. A U.S. Holder’s initial tax basis in Teekay Tankers Class A Common Stock received pursuant to the Merger will equal the fair market value (as of the effective time) of such Teekay Tankers Class A Common Stock, as determined for U.S. federal income tax purposes. The holding period for such Teekay Tankers Class A Common Stock will begin on the day following the date that they are received.

The Merger generally will not be a taxable transaction to a Non-U.S. Holder (as defined in the section entitled “Material United States Federal Income Tax Consequences of the Merger”) for U.S. federal income tax purposes, unless any recognized gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, or in the case of an individual, a fixed base in the United States maintained by such Non-U.S. Holder); or the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

Neither Teekay Tankers nor TIL is making any representation as to whether the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes, and TIL shareholders should not rely on treatment of the Merger as a tax-free reorganization in casting their votes in respect of the Merger.

See the section entitled “Material United States Federal Income Tax Consequences of the Merger” for more details, and important conditions and limitations, on the U.S. federal income tax treatment of the Merger, summarized above.

Q.	May I change my vote after I have submitted a proxy or voted my shares?

A.	Yes. If you have not voted through your bank, broker, trustee or other nominee, there are three ways you can change your vote after you have submitted your proxy:

•	First, you may complete and submit a written notice to the corporate secretaries of Teekay Tankers or TIL at the addresses below:

Corporate Secretary Teekay Tankers Ltd. 4th Floor, Belvedere Building 69 Pitts Bay Road Hamilton, HM 08 Bermuda	Corporate Secretary Tanker Investments Limited 4th Floor, Belvedere Building 69 Pitts Bay Road Hamilton, HM 08 Bermuda

•	Second, you may complete and submit a new proxy card or vote in accordance with the instructions included on the relevant proxy card. Your latest vote actually received by Teekay Tankers or TIL, as applicable, before the Special Meetings will be counted, and any earlier votes will be revoked.

•	Third, you may attend the applicable Special Meeting and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke any earlier proxy you may have given.

If you have instructed a bank, broker, trustee or other nominee to vote your shares, you must follow the directions you receive from your bank, broker, trustee or other nominee in order to change or revoke your vote.

If you are the beneficial owner of shares held in “street name,” you should follow the instructions provided by your bank, broker, trustee or other nominee to change your vote or revoke your proxy.

Q.	What happens if I sell my shares of TIL common stock before the TIL Special Meeting?

A.	The Record Date for the TIL shareholders entitled to vote at the TIL Special Meeting is earlier than both the date of the TIL Special Meeting and the consummation of the Merger. If you transfer your shares of TIL common stock after the Record Date but before the TIL Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of TIL common stock and each of you notifies TIL in writing of such special arrangements, you will retain your right to vote such shares of TIL common stock but will transfer the right to receive the Merger Consideration if the Merger is consummated to the person to whom you transfer your shares of TIL common stock.

Q.	What happens if I sell my shares of TIL common stock after the TIL Special Meeting but before the effective time of the Merger?

A.	If you transfer your shares of TIL common stock after the TIL Special Meeting but before the effective time of the Merger, you will have transferred the right to receive the Merger Consideration if the Merger is consummated to the person to whom you transfer your shares of TIL common stock. In order to receive the Merger Consideration, you must hold your shares of TIL common stock through completion of the Merger. In addition, trading of the TIL common stock will be suspended on the Oslo Stock Exchange on the trading day immediately prior to the effective date of the Merger, and TIL shareholders will be unable to sell their shares of TIL common stock through the Oslo Stock Exchange after the second Oslo Stock Exchange trading day prior to the effective date of the Merger. Assuming that the Merger Agreement is approved by the TIL shareholders and the Charter Amendment is approved by the Teekay Tankers shareholders, in order to meet the timing requirements of the Oslo Stock Exchange it is anticipated that the effective date of the Merger will be four to five U.S. business days after the Special Meetings, which will be held on November 17, 2017, unless adjourned or postponed to a later date.

Q.	If I want to attend the Teekay Tankers Special Meeting, what do I do?

A.	Teekay Tankers shareholders that want to attend the Teekay Tankers Special Meeting should come to Victoria Room, Semiahmoo Resort, 9565 Semiahmoo Pkwy, Blaine, WA 98230, USA at 12:00 p.m., local time, on November 17, 2017. You are entitled to attend the Teekay Tankers Special Meeting only if you were a Teekay Tankers shareholder of record as of the close of business on the Record Date or you hold a valid proxy for the Teekay Tankers Special Meeting. You should be prepared to present photo identification for admittance to the Teekay Tankers Special Meeting. In addition, if you are a Teekay Tankers shareholder of record, your name will be verified against the list of shareholders of record on the Record Date prior to your being admitted to the Teekay Tankers Special Meeting. If you are not a Teekay Tankers shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide a valid proxy from the record holder of the shares authorizing you to vote at the Teekay Tankers Special Meeting. If you do not provide such proxy, you will not be admitted to the Teekay Tankers Special Meeting and will not be permitted to vote such shares.

Q.	If I want to attend the TIL Special Meeting, what do I do?

A.	TIL shareholders that want to attend the TIL Special Meeting should come to Victoria Room, Semiahmoo Resort, 9565 Semiahmoo Pkwy, Blaine, WA 98230, USA at 1:00 p.m., local time, on November 17, 2017. You are entitled to attend the TIL Special Meeting only if you were a TIL shareholder of record (i.e., your shares of TIL common stock were registered directly in your name on TIL’s register of shareholders with the Norwegian Central Securities Depository (Nw. Verdipapirsentralen or the VPS)) as of the close of business on the Record Date or you hold a valid proxy for the TIL Special Meeting. You should be prepared to present photo identification for admittance to the TIL Special Meeting. In addition, if you are a TIL shareholder of record, your name will be verified against the list of shareholders of record on the Record Date prior to your being admitted to the TIL Special Meeting. If you are not a TIL shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide a valid proxy from the record holder of the shares authorizing you to vote at the TIL Special Meeting. If you do not provide such proxy, you will not be admitted to the TIL Special Meeting and will not be permitted to vote such shares.

Q.	Are there risks I should consider in deciding whether to vote for the Merger Agreement or the Charter Amendment?

A.	Yes. We have set forth a list of risk factors that you should consider carefully in connection with the Merger and the Charter Amendment. Please see the section entitled “Risk Factors.”

Q.	Can I dissent and require appraisal of my shares?

A.	No. Dissenters’ or appraisal rights for mergers are not available under Marshall Islands law with respect to shares that, as of the record date of the vote, are (i) listed on a securities exchange or (ii) held of record by more than 2,000 holders. Because the TIL common stock is listed on a securities exchange, there are no dissenters’ rights for TIL shareholders relating to their vote at the TIL Special Meeting. In addition, under Marshall Islands law, a holder of any adversely affected shares who does not vote on an amendment to the articles of incorporation shall have the right to dissent and to receive payment for such shares, if the articles of amendment: (a) alter or abolish any preferential right of any outstanding shares having preferences; (b) create, alter, or abolish any provision or right in respect of the redemption of any outstanding shares; (c) alter or abolish any preemptive right of such holder to acquire shares or other securities; or (d) exclude or limit the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class. Because none of those events are occurring with the Charter Amendment, there are no dissenters’ rights for Teekay Tankers shareholders relating to their vote at the Teekay Tankers Special Meeting.

Q.	How will TIL shareholders with shares listed on the Oslo Stock Exchange receive the Merger Consideration?

A.	For the purpose of determining eligibility to receive Merger Consideration, Teekay Tankers and its U.S. transfer agent, Computershare, Inc. (or Computershare) will rely solely on TIL’s register of shareholders in the VPS as of the end of the effective date of the Merger.

TIL shareholders will have the following two options for receipt of the Merger Consideration:

•	DTC Election: Each TIL shareholder in VPS, whether an individual or a broker or custodian in VPS, may elect to designate a broker or custodian that is a participant in The Depository Trust Company (or DTC) clearing system to receive the Teekay Tankers Class A Common Stock issuable as Merger Consideration by completing and submitting the election form (or the DTC Election) available at http://tankerinvestments.com/investor/shareholder-information/. Any TIL shareholder who desires to make a DTC Election must have a brokerage account with such DTC participant. If a TIL shareholder wishes to make a DTC Election, the shareholder must properly complete and submit the DTC Election, which in order to be timely must be received by Computershare no later than two business days following the effective date of the Merger, to:

Computershare Trust Company, N.A.

c/o Voluntary Corporate Actions

250 Royall Street, Suite V

Canton, MA 02021

Following (a) receipt of the VPS TIL shareholder register listing the TIL shareholders immediately prior to the Effective Time (or the VPS TIL Share Register) and (b) receipt of a request from the designated DTC participant for the shares of Teekay Tankers Class A Common Stock issuable to a TIL shareholder as Merger Consideration, Computershare will deliver to the designated DTC participant such shares of Teekay Tankers Class A Common Stock. Cash payable by Teekay Tankers in lieu of fractional shares of Teekay Tankers Class A Common Stock to TIL shareholders will be paid, by check in U.S. Dollars, directly to the TIL shareholders as listed in the VPS TIL Share Register.

Notwithstanding the immediately preceding paragraph, if any shares of Teekay Tankers Class A Common Stock for which (a) a DTC Election has not been properly completed and timely received, or (b) a DTC Election has been properly completed and timely received but for which such shares remain undelivered to the designated DTC participant after the tenth business day following the effective date of the Merger, in each case such shares will be issued to a DRS account in the name of the applicable shareholder as listed in the VPS TIL Share Register and administered by Computershare, without any further action on the part of the TIL shareholder. Please read “—Direct Registration System” below for information about the treatment of shares in the DRS system.

TIL shareholders may contact Georgeson at 00800-3816-3816 in Europe, toll free at 1-855-801-8348 in the United States, or direct at +44 207 019 7134 with questions relating to the DTC Election form.

•	Direct Registration System: TIL shareholders for whom a properly completed DTC Election has not been timely received no later than two business days following the effective date of the Merger as described above, will receive the Teekay Tankers Class A Common Stock issuable to such shareholders as Merger Consideration through DRS accounts in the names of such shareholders as listed in the VPS TIL Share Register and administered by Computershare, without any further action on the part of such TIL shareholders. Following the Effective Time, Computershare will generate a statement relating to each such shareholder’s DRS account and mail it to the name and address of the TIL shareholder as reflected on the VPS TIL Shareholder Register. Until these DRS accounts are established and the statements are received by such TIL shareholders after the Merger, such TIL shareholders who will hold their shares of Teekay Tankers Class A Common Stock through DRS accounts will not be able to transfer or sell their shares of Teekay Tankers Class A Common Stock received as Merger Consideration. Although the length of this period may vary depending on the circumstances of each TIL shareholder, it may last up to several weeks following the Effective Time.

Cash payable by Teekay Tankers in lieu of fractional shares of Teekay Tankers Class A Common Stock to TIL shareholders will be paid, by check in U.S. Dollars, directly to the TIL shareholders listed in the VPS TIL Share Register.

For each share of TIL common stock outstanding as of the effective time of the Merger (other than shares of TIL common stock held in the treasury of TIL or owned by Teekay Tankers or any of its subsidiaries), each holder of such share of TIL common stock, or its beneficial owner who owns such share through a brokerage account, will receive 3.30 shares of Teekay Tankers Class A Common Stock, and the aggregate number of shares of Teekay Tankers Class A Common Stock each such holder receives as Merger Consideration will be rounded down to the nearest whole share. Teekay Tankers will not issue any fractional shares in exchange for shares of TIL common stock. Instead, each holder of TIL common stock exchanged pursuant to the Merger Agreement who would otherwise have been entitled to receive a fraction of one share of Teekay Tankers Class A Common Stock will be paid an amount in cash (without interest) equal to the fractional share interest multiplied by the average closing price of a share of Teekay Tankers Class A Common Stock on the NYSE as reported by The Wall Street Journal for the five consecutive trading days immediately preceding the closing date of the Merger. Please see the section entitled “The Merger—Certain Effects of the Merger—Conversion of Issued and Outstanding Shares of TIL Common Stock and Cancellation of Other Issued and Outstanding Equity Securities of TIL.”

Q.	Who can help answer my additional questions about the Merger or voting procedures?

A.	If you have more questions about the Merger, including the procedures for voting your shares, you should contact the applicable proxy solicitation firm listed below:

Teekay Tankers shareholders should contact:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

TIL shareholders should contact:

Innisfree M&A Incorporated

For TIL shareholders of record:

(888) 750-5834 (toll-free from the U.S. and Canada)

+1 (412) 232-3651 (from other locations)

For banks and brokers:

+1 (212) 750-5834 (New York)

+44 (0)20 7710 9960 (London)

If your broker holds your shares, then you should also contact your broker for additional information.

SUMMARY

This summary highlights certain information from this joint proxy statement/prospectus. It may not contain all of the information that may be important to you. You should carefully read this entire document, including the appendices and the other documents to which this document refers you, for a more complete understanding of the matters being considered at the Special Meetings. In addition, we incorporate by reference into this document important business and financial information about Teekay Tankers, which you should also read carefully. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 179 of this joint proxy statement/prospectus. Additionally, some of the statements contained in this joint proxy statement/prospectus are forward-looking statements. Please see the section entitled “Cautionary Statement Concerning Forward-Looking Statements.” All references in this proxy statement to “dollars” or “$” are to U.S. dollars. In this joint proxy statement/prospectus, unless otherwise indicated, we refer to accounting principles generally accepted in the United States as “GAAP.” We use the term deadweight tons (or dwt), expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the capacity of vessels.

Unless the context otherwise requires, as used in this joint proxy statement/prospectus, the terms “we,” “us,” and “our” refer to the Combined Company and all of its subsidiaries.

The Merger

Under the terms of the Merger Agreement, Merger Sub, a wholly owned subsidiary of Teekay Tankers will merge with and into TIL and each issued and outstanding share of TIL common stock (other than shares held in the treasury of TIL or owned by Teekay Tankers or any subsidiary of Teekay Tankers), will be converted into the right to receive 3.30 shares of Teekay Tankers Class A Common Stock. Upon effectiveness of the Merger, TIL will become a wholly owned subsidiary of Teekay Tankers. After the Merger, the shares of Teekay Tankers Class A Common Stock will continue to be quoted on NYSE under the symbol “TNK.”

The organization of Teekay Tankers and TIL before and after the Merger is illustrated on the following page.

Before

After

The Charter Amendment

The Charter Amendment proposes to increase the number of shares of Teekay Tankers Class A Common Stock authorized for issuance from 200,000,000 to 285,000,000, with a corresponding increase in the number of total shares of capital stock authorized for issuance from 400,000,000 to 485,000,000. The Teekay Tankers Board is recommending the Charter Amendment primarily in order to ensure that Teekay Tankers has enough shares of Class A Common Stock to issue to the TIL shareholders (other than Teekay Tankers and its subsidiaries) as Merger Consideration upon the closing of the Merger, to have Class A Common Stock reserves of 37,007,981 shares for the potential conversion of the Class B Common Stock into Class A Common Stock, and with the remaining balance available for other future corporate purposes, which may include, among other things, equity issuances to fund growth opportunities.

Evercore Group L.L.C. Has Delivered an Opinion to the TIL Special Committee that the Exchange Ratio was Fair, from a Financial Point of View, to the Holders of Shares of TIL Common Stock (Other than Teekay Tankers and its Affiliates)

In connection with the Merger, the TIL Special Committee retained Evercore to act as its financial advisor. On May 30, 2017, Evercore delivered its oral opinion to the TIL Special Committee, confirmed by its delivery of a written opinion dated May 30, 2017, that, as of the date thereof, and based upon and subject to the various qualifications, assumptions and limitations set forth in its opinion, the exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock (or the Exchange Ratio) was fair, from a financial point of view, to the holders of shares of TIL common stock (other than Teekay Tankers and its affiliates).

The full text of the written opinion of Evercore, dated May 30, 2017, which sets forth, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Appendix G to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the TIL Special Committee in connection with its evaluation of the proposed Merger and addresses only the fairness, from a financial point of view, of the Exchange Ratio to the holders of shares of TIL common stock (other than Teekay Tankers and its affiliates). Evercore’s written opinion provides that the opinion is also for the information and benefit of the TIL Board, in connection with its evaluation of the proposed Merger. The opinion does not address any other aspect of the transaction and does not constitute a recommendation to the TIL Special Committee or to any other persons in respect of the Merger, including as to how any holder of shares of TIL common stock should vote or act in respect of the Merger. Evercore’s opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to TIL, nor does it address the underlying business decision of TIL to engage in the Merger.

For further information, see the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of the Financial Advisor to the TIL Special Committee, Evercore Group L.L.C.” beginning on page 96 of this joint proxy statement/prospectus and Appendix G.

Swedbank Norge Has Delivered an Opinion to the Teekay Tankers Board that the Exchange Ratio Was Fair, from a Financial Point of View, to Teekay Tankers

Teekay Tankers engaged Swedbank to deliver to the Teekay Tankers Board, in its capacity as such, Swedbank’s opinion, as investment bankers, as to the fairness to Teekay Tankers, from a financial point of view, of the Merger Consideration. At a meeting of the Teekay Tankers Board held on May 30, 2017, Swedbank delivered to the Teekay Tankers Board its oral opinion, which opinion was confirmed in writing by the delivery of its written opinion, dated May 30, 2017, that, as of the date of such opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such written opinion, the Merger Consideration was fair, from a financial point of view, to Teekay Tankers.

The full text of Swedbank’s written opinion, which sets forth the assumptions made, procedures followed, matters considered, limitations and qualifications of the review undertaken by Swedbank in connection with the Opinion, is attached to this joint proxy statement/prospectus as Appendix F. Swedbank’s opinion was addressed to, provided for the information of, and directed to, the Teekay Tankers Board in connection with its consideration of the financial terms of the Merger, was only one of many factors considered by the Teekay Tankers Board in its evaluation of the Merger Transactions, and addresses only the fairness to Teekay Tankers, from a financial point of view, of the Merger Consideration as of the date of the Opinion. Swedbank’s opinion does not constitute a recommendation to the Teekay Tankers Board as to how it should vote or otherwise act with respect to the Charter Amendment, the Merger Transactions or any other matter or to any shareholder of Teekay Tankers as to how such shareholder should vote or otherwise act with respect to the Charter Amendment, the Merger Transactions or any other matter, and does not address or compare the relative merits of the Merger Transactions with any other strategies or transactions which might have been available to Teekay Tankers and does not address the underlying decision of Teekay Tankers to effect the Merger Transactions.

For further information, see the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of Swedbank Norge” beginning on page 110 of this joint proxy statement/prospectus and Appendix F.

United States Federal Income Tax Treatment of the Merger to Shareholders of TIL

The U.S. federal income tax consequences of the Merger to TIL common shareholders will depend on whether the Merger qualifies as a tax-free “reorganization” under Section 368 of the Code.

Tax Treatment if the Merger Constitutes a “Reorganization” for U.S. Federal Income Tax Purposes

If the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code, the Merger will generally not be a taxable transaction to a U.S. Holder (as defined in the section entitled “Material United States Federal Income Tax Consequences of the Merger”) of TIL common stock, other than a “10 Percent U.S. Shareholder” (as defined in the section entitled “Material United States Federal Income Tax Consequences of the Merger”) and, assuming that TIL is not, and has not been, a PFIC, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Teekay Tankers Class A Common Stock. If cash is received in lieu of a fractional share of Teekay Tankers Class A Common Stock, the U.S. Holder will be deemed, for U.S. federal income tax purposes, as (i) receiving solely Teekay Tankers Class A Common Stock, including the fractional share thereof, in exchange for the surrendered TIL common stock and (ii) immediately thereafter selling the fractional share of Teekay Tankers Class A Common Stock for the amount of cash received in lieu thereof. The material U.S. federal income tax consequences of the foregoing deemed transactions to U.S. Holders of TIL common stock, other than a 10 Percent U.S. Shareholder, are as follows:

•	A U.S. Holder will not recognize gain or loss as a result of the receipt of Teekay Tankers Class A Common Stock, or the deemed receipt of the fractional share thereof in exchange for TIL common stock;

•	The aggregate adjusted tax basis in the TIL common stock that is surrendered will be allocated between the Teekay Tankers Class A Common Stock received and the fractional shares based on their relative fair market values;

•	A U.S. Holder’s aggregate adjusted tax basis in the shares of Teekay Tankers Class A Common Stock received will be equal to the adjusted tax basis in TIL common stock allocated to the shares;

•	A U.S. Holder will recognize gain or loss in respect of cash received in lieu of Teekay Tankers Class A Common Stock equal to the amount by which cash received in lieu of the fractional share exceeds adjusted tax basis allocated to the fractional share; and

•	A U.S. Holder’s holding period for the shares of Teekay Tankers Class A Common Stock received in the exchange will include the holding period of the shares of TIL common stock it surrendered.

The Merger will generally not be a taxable transaction to a Non-U.S. Holder (as defined in the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 132 of this joint proxy statement/prospectus) for U.S. federal income tax purposes.

Tax Treatment if the Merger Does Not Constitute a “Reorganization” for U.S. Federal Income Tax Purposes

If the Merger does not constitute a “reorganization” for U.S. federal income tax purposes, a U.S. Holder of TIL common stock generally will recognize taxable gain or loss equal to the difference, if any, between (a) the sum of the fair market value of the Teekay Tankers Class A Common Stock (as of the effective time of the Merger) and any cash in lieu of fractional shares received in exchange for its TIL common stock and (b) such U.S. Holder’s adjusted basis in the TIL common stock exchanged pursuant to the Merger. Assuming TIL is not a PFIC, this gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date, the U.S. Holder’s holding period for such TIL common stock, as determined for U.S. federal income tax purposes, is greater than one year. Long-term capital gains for noncorporate U.S. Holders are generally eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of TIL common stock at different times or at different prices, such U.S. Holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of TIL common stock.

A U.S. Holder’s initial tax basis in Teekay Tankers Class A Common Stock received pursuant to the Merger will equal the fair market value (as of the effective time) of such Teekay Tankers Class A Common Stock, as determined for U.S. federal income tax purposes. The holding period for such Teekay Tankers Class A Common Stock will begin on the day following the date that they are received.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the receipt of Merger consideration unless:

•	the recognized gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, or in the case of an individual, a fixed base in the United States maintained by such Non-U.S. Holder); or

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

Unless an applicable treaty provides otherwise, the recognized gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such Non-U.S. Holder were a U.S. person (see “Material United States Federal Income Tax Consequences of the Merger—Tax Consequences to U.S. Holders of Shares of TIL Common Stock”). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Recognized gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The Teekay Tankers Board Unanimously Recommends that You, as a Teekay Tankers Shareholder, Vote “FOR” the Charter Amendment and the Teekay Tankers Adjournment Proposal

The Teekay Tankers Board has unanimously (i) determined that the Merger was fair and advisable to, and in the best interests of, Teekay Tankers and the shareholders of Teekay Tankers and (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Charter Amendment. The Teekay Tankers Board unanimously recommends that Teekay Tankers shareholders vote “FOR” the Charter Amendment and the Teekay Tankers Adjournment Proposal. For the factors considered by the Teekay Tankers Board in reaching its decision to approve the Merger Transactions, see “The Merger—Background of the Merger” and “The Merger—Recommendations of the Teekay Tankers Board of Directors; Teekay Tankers’ Reasons for the Merger” beginning on page 106 of this joint proxy statement/prospectus.

The TIL Special Committee and the TIL Board Unanimously Recommend that You, as a TIL Shareholder, Vote “FOR” the Approval of the Merger Agreement, the TIL Adjournment Proposal and the Special Committee Compensation Proposal

The TIL Special Committee and the TIL Board have unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were fair and advisable to, and in the best interests of, the shareholders of TIL (other than Teekay Tankers and its affiliates), and (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The TIL Board unanimously recommends that TIL shareholders vote “FOR” the approval of the Merger Agreement, the TIL Adjournment Proposal and the Special Committee Compensation Proposal. For the factors considered by the TIL Board in reaching its decision to approve the Merger Transactions, see “The Merger—Background of the Merger” and “The Merger—Recommendations of the TIL Special Committee and Board of Directors; TIL Reasons for the Merger” beginning on page 91 of this joint proxy statement/prospectus.

Some of Teekay Tankers’ and TIL’s Executive Officers and Directors Have Interests in the Merger that are in Addition to and/or Different from Your Interests

Some of the members of the Teekay Tankers Board and the TIL Board and certain of TIL’s and Teekay Tankers’ executive officers have interests in the Merger that are in addition to, and/or different from, your interests. The TIL Special Committee was aware of these additional and/or differing interests and conflicts and considered them, among other matters, in evaluating, negotiating and recommending the approval of the Merger Transactions. These interests include the following:

•	Kenneth Hvid, a director of TIL, is also the President and Chief Executive Officer of Teekay Corporation and a director of Teekay Tankers; William Lawes, a director of TIL, is also a director of Teekay Tankers;

•	TIL’s Chief Executive Officer, Chief Financial Officer and Secretary are also employees of Teekay Corporation or its subsidiaries; and

•	Teekay Corporation and its affiliates are parties to several agreements and transactions with TIL (for additional information, please see “Related Party Transactions”).

Your Rights as a Shareholder of Teekay Tankers Will Be Different from Your Rights as a Shareholder of TIL

The conversion of shares of TIL common stock into shares of Teekay Tankers Class A Common Stock in the Merger will result in changes from your current rights as a TIL shareholder to your rights as a Teekay Tankers shareholder. While both entities are governed by Marshall Islands law, there are differences in their organizational documents. In addition, shares of TIL common stock are currently publicly traded on the Oslo Stock Exchange (the OSE), while shares of Teekay Tankers Class A Common Stock are publicly traded on the NYSE. Please see the section entitled “Comparison of Shareholder Rights” beginning on page 170 of this joint proxy statement/prospectus.

The Teekay Tankers Board after the Merger

Upon the Merger, Arthur Bensler, Bjorn Moller, Richard T. duMoulin, Richard J.F. Bronks, William Lawes, Richard Paterson, and Kenneth Hvid will continue to comprise the Board of Teekay Tankers. For a limited period of time, the TIL Special Committee will have the right to designate a single representative (the Board Observer) to attend all meetings of the Teekay Tankers Board in an observer capacity. David A. Hollander has been selected to serve as the Board Observer. Please see the section entitled “The Merger Agreement—Conduct Pending the Merger—Board Observer” beginning on page 158 of this joint proxy statement/prospectus.

Teekay Tankers’ Management after the Merger

After the Merger, Kevin Mackay will continue to serve as the principal executive officer of Teekay Tankers and Vincent Lok will continue to serve as the principal financial officer of Teekay Tankers.

The Companies (see the section entitled “Information about the Companies” beginning on page 132 of this joint proxy statement/prospectus)

Teekay Tankers Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

(441) 298-2530

Teekay Tankers is an international provider of marine transportation to global oil industries. Teekay Tankers was incorporated under the laws of the Republic of the Marshall Islands in October 2007 by Teekay Corporation. Teekay Tankers’ conventional fleet size has increased from nine owned Aframax tankers in 2007 to 35 owned conventional tankers, six in-chartered vessels and one jointly-owned Very Large Crude Carrier (or VLCC) as of September 30, 2017.

Tanker Investments Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

(441) 298-2530

TIL is a specialized investment company focused on the tanker market. TIL was incorporated under the laws of the Republic of the Marshall Islands in January 2014 by Teekay Corporation to opportunistically purchase, operate and sell modern second-hand tankers to benefit from cyclical fluctuations in the tanker market. TIL owns a fleet of 18 primarily mid-sized crude-oil tankers, as of September 30, 2017.

The Special Meeting of Teekay Tankers Shareholders

The Teekay Tankers Special Meeting will be held on November 17, 2017, at 12:00 p.m., local time, at Victoria Room, Semiahmoo Resort, 9565 Semiahmoo Pkwy, Blaine, WA 98230, USA, unless adjourned or postponed to a later date. At the Teekay Tankers Special Meeting, the Teekay Tankers shareholders will be asked to consider and vote on the Charter Amendment and the Teekay Tankers Adjournment Proposal.

Record Date. Holders of shares of Teekay Tankers Class A Common Stock may cast one vote at the Teekay Tankers Special Meeting for each share of Class A Common Stock that was owned at the close of business on the Record Date. Teekay Corporation, the holder of all outstanding shares of Teekay Tankers Class B Common Stock, may cast at the Teekay Tankers Special Meeting with respect to such shares of Class B Common Stock votes representing 49% of the combined voting power of shares of Teekay Tankers Class A and Class B Common Stock outstanding at the close of business on the Record Date. On the Record Date, there were 142,216,113 shares of Class A Common Stock entitled to be voted at the Teekay Tankers Special Meeting and 37,007,981 shares of Class B Common Stock entitled to be voted at the Teekay Tankers Special Meeting.

As of the date of this joint proxy statement/prospectus, Teekay Corporation owned approximately 55.9% of the total voting power of Teekay Tankers (through its ownership of shares of Teekay Tankers’ Class A and B Common Stock) and approximately 13.6% of the voting power of Teekay Tankers’ outstanding Class A Common Stock. In addition, directors and executive officers of Teekay Tankers and Teekay Corporation and their affiliates owned (directly or indirectly) and had the right to vote approximately 0.9% of the Teekay Tankers Class A Common Stock entitled to be voted at the Special Meeting. Teekay Corporation has entered into the Teekay Voting and Support Agreement, which provides, among other things, that Teekay Corporation will support the Merger and the other transactions contemplated by the Merger Agreement, including by voting the shares of Teekay Tankers common stock beneficially owned by Teekay Corporation or any of its subsidiaries in favor of the Charter Amendment. In addition, Teekay Tankers has entered into the Huber Voting and Support Agreement, pursuant to which Huber will vote shares of Teekay Tankers Class A Common Stock over which Huber has sole voting power, and will use commercially reasonable efforts to encourage beneficial owners of shares of Teekay Tankers Class A Common Stock that Huber beneficially owns but over which shares Huber does not have sole voting power, in each case in favor of the Charter Amendment. Please see “The Huber Voting and Support Agreement and Letter Agreement Amendment.”

Required Vote. Approval of the Charter Amendment requires the affirmative “FOR” vote of the holders of a majority of (i) the outstanding shares of Class A Common Stock as of the Record Date, voting as a single class, and (ii) the outstanding voting power of Teekay Tankers Class A Common Stock and Teekay Tankers Class B Common Stock, voting together as a single class. Approval of the Teekay Tankers Adjournment Proposal requires the affirmative “FOR” vote of the holders of a majority of the total voting power of all capital stock of Teekay Tankers entitled to vote on the Teekay Tankers Adjournment Proposal and represented in person or by proxy at the Teekay Tankers Special Meeting. It is also required that a quorum comprised of holders of a majority of the total voting power of all shares of Class A Common Stock and Class B Common Stock entitled to vote at the Teekay Tankers Special Meeting must be present in person or represented by proxy at the Teekay Tankers Special Meeting. In addition, because the Charter Amendment must be approved by the holders of Class A Common Stock, voting as a single class, the holders of a majority of the Class A Common Stock entitled to vote at the Teekay Tankers Special Meeting must be present in person or represented by proxy at the Teekay Tankers Special Meeting in order to constitute a quorum. Abstentions and broker non-votes will have the same effect as voting “AGAINST” the Charter Amendment because the required vote is based on the number of shares outstanding rather than the number of votes cast. Shares present but not voted at the Teekay Tankers Special Meeting or abstentions will have the same effect as voting “AGAINST” the Teekay Tankers Adjournment Proposal, while broker non-votes will have no effect on the outcome of any vote on the Teekay Tankers Adjournment Proposal.

The Special Meeting of TIL Shareholders

The TIL Special Meeting will be held on November 17, 2017, at 1:00 p.m., local time, at Victoria Room, Semiahmoo Resort, 9565 Semiahmoo Pkwy, Blaine, WA 98230, USA, unless adjourned or postponed to a later date. At the TIL Special Meeting, TIL shareholders will be asked to consider and vote upon a proposal to approve the Merger Agreement, the TIL Adjournment Proposal and the Special Committee Compensation Proposal.

Record Date. Holders of TIL common stock may cast one vote at the TIL Special Meeting for each share of TIL common stock and preferred stock that was owned at the close of business on October 9, 2017. On the

Record Date, there were 30,398,057 shares of TIL common stock entitled to be voted at the TIL Special Meeting (which includes 24,462,927 shares of TIL common stock not owned by Teekay Tankers and its affiliates, including Teekay Corporation), one share of Series A-1 preferred stock entitled to be voted at the TIL Special Meeting, and one share of Series A-2 preferred stock entitled to be voted at the TIL Special Meeting.

As of the date of this joint proxy statement/prospectus, Teekay Tankers owned 3.4 million shares, or approximately 11.3%, of the outstanding shares of TIL common stock and the sole outstanding share of Series A-2 preferred stock of TIL, and Teekay Corporation owned 2.5 million shares, or approximately 8.2% of the outstanding shares of TIL common stock and the sole outstanding share of Series A-1 preferred stock of TIL. In addition, directors and executive officers of Teekay Tankers and Teekay Corporation and their affiliates owned (directly or indirectly) and had the right to vote approximately 0.01% of the TIL common stock entitled to be voted at the TIL Special Meeting. Under the Merger Agreement, Teekay Tankers has agreed to vote all shares of TIL common and preferred stock owned beneficially or of record by Teekay Tankers or any of its subsidiaries in favor of the Merger Agreement and related matters. In addition, Teekay Corporation has entered into the Teekay Voting and Support Agreement, which provides, among other things, that Teekay Corporation will support the Merger and the other transactions contemplated by the Merger Agreement, including by voting the shares of TIL common and preferred stock beneficially owned by Teekay Corporation and its subsidiaries in favor of the approval of the Merger Agreement.

Required Vote. Approval of the Merger Agreement requires the affirmative “FOR” vote of (i) the holders of a majority of the outstanding shares of TIL common stock, (ii) the holders of a majority of the outstanding shares of TIL common stock not owned by Teekay Tankers and its affiliates (including Teekay Corporation), (iii) the holder of the one share of Series A-1 preferred stock of TIL and (iv) the holder of the one share of Series A-2 preferred stock of TIL. It is also required that a quorum comprised of holders of one-third of the total voting power of all shares of capital stock entitled to vote at the TIL Special Meeting must be present in person or represented by proxy at the TIL Special Meeting. Approval of the TIL Adjournment Proposal requires the affirmative “FOR” vote of the holders of a majority of the total voting power of all capital stock of TIL entitled to vote on the TIL Adjournment Proposal present in person or represented by proxy at the TIL Special Meeting. Approval of the Special Committee Compensation Proposal requires the affirmative “FOR” vote of the holders of a majority of the total voting power of all capital stock of TIL entitled to vote on the Special Committee Compensation Proposal present in person or represented by proxy at the TIL Special Meeting. Abstentions and broker non-votes will have the same effect as voting “AGAINST” the Merger Agreement because the required vote is based on the number of shares outstanding rather than the number of votes cast. Shares present but not voted at the TIL Special Meeting or abstentions will have the same effect as voting “AGAINST” the TIL Adjournment Proposal or the Special Committee Compensation Proposal, respectively, while broker non-votes will have no effect on the outcome of any vote on the TIL Adjournment Proposal or the Special Committee Compensation Proposal.

The Merger Agreement

The Merger Agreement is described in this joint proxy statement/prospectus and is included as Appendix A, and the Letter Agreement Amendment is included as Appendix B. We urge you to read the Merger Agreement in its entirety (as amended) because it is the legal document governing the Merger. Please see the section entitled “The Merger Agreement” beginning on page 142 of this joint proxy statement/prospectus.

The Teekay Voting and Support Agreement

The Teekay Voting and Support Agreement is described in this joint proxy statement/prospectus and is included as Appendix C. We urge you to read the Teekay Voting and Support Agreement in its entirety. Please see the section entitled “The Teekay Voting and Support Agreement” beginning on page 164 of this joint proxy statement/prospectus.

The Huber Voting and Support Agreement

The Huber Voting and Support Agreement is described in this joint proxy statement/prospectus and is included as Appendix D. We urge you to read the Huber Voting and Support Agreement in its entirety. Please see the section entitled “The Huber Voting and Support Agreement and Letter Agreement Amendment” beginning on page 167 of this joint proxy statement/prospectus.

Completion of the Merger Is Subject to Conditions

The respective obligations of Teekay Tankers and TIL to complete the Merger are subject to the satisfaction or waiver of various conditions, including the approval of the Merger Agreement by TIL shareholders and the approval of the Charter Amendment by Teekay Tankers shareholders and the accuracy of representations and warranties of Teekay Tankers and TIL as of the closing date of the merger. The obligation of Teekay Tankers and TIL to complete the Merger is subject to the satisfaction or waiver of certain additional conditions, including, among others, the absence of any material applicable law preventing or prohibiting the consummation of the Merger and the expiration or early termination of the waiting period applicable to the consummation of the Merger under the HSR Act (which was satisfied by early termination of the waiting period on July 20, 2017). Although it is anticipated that all of the remaining conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived. Please see the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 160 of this joint proxy statement/prospectus.

Regulatory Approvals Required for the Merger

To complete the Merger and the other transactions contemplated by the Merger Agreement, TIL and Teekay Tankers are required to use their reasonable best efforts to obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the Merger. Under the Merger Agreement, TIL and Teekay Tankers agreed to make a filing of a notification and report form pursuant to the HSR Act and to use reasonable best efforts to obtain the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable after the date of the Merger Agreement.

On July 6, 2017, TIL and Teekay Tankers each filed a Notification and Report Form pursuant to the HSR Act with the Department of Justice and Federal Trade Commission. TIL and Teekay Tankers received notice of early termination of the waiting period applicable to the consummation of the Merger under the HSR Act on July 20, 2017.

As of the date of this joint proxy statement/prospectus, TIL and Teekay Tankers were not aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the Merger other than those described in this joint proxy statement/prospectus. There can be no assurance, however, if and when any of the approvals required to be obtained for the Merger and the other transactions contemplated by the Merger Agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose.

For a more detailed description of the regulatory approvals required for the Merger, see the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 160 of this joint proxy statement/prospectus.

Accounting Treatment

The combination of Teekay Tankers and TIL is expected to be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (or ASC) 805,

“Business Combinations” (or ASC 805), with Teekay Tankers being the accounting acquirer under this guidance. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their estimated acquisition date fair value. In addition, Teekay Tankers will revalue its existing equity interest in TIL to its estimated fair value on the acquisition date. Teekay Tankers will measure and recognize the value of its Class A Common Stock issued as consideration to shareholders of TIL (except Teekay Tankers and its subsidiaries) on the closing price of its shares of Class A Common Stock. Pursuant to the acquisition method of accounting, if the difference between the estimated acquisition-date fair value of the consideration transferred and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed is negative, the acquirer shall recognize the resulting bargain purchase gain in earnings on the acquisition date. If such amount is positive, goodwill is recognized. TIL’s identifiable tangible assets acquired and liabilities assumed are first recognized based on preliminary estimates of fair value. Preliminary fair value estimates may change as additional information becomes available in the year following the date of the closing of the Merger. In January 2017, the Financial Accounting Standards Boards (or FASB) issued Accounting Standards Update No: 2017-01 (or ASU 2017-01). ASU 2017-01 modifies the definition of a business which entities are required to use to determine whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective January 1, 2018 for Teekay Tankers. ASU 2017-01 should be applied prospectively on or after the effective date; however, early application is allowed for acquisitions that have not been reported in financial statements that have been issued. Teekay Tankers expects the Merger to close prior to the adoption of ASU 2017-01, in which case the acquisition of TIL is expected to be accounted for as a business combination. If the acquisition of TIL closes after the adoption of ASU 2017-01, Teekay Tankers is expected to account for the transaction as an asset acquisition. The determination of whether or not a transaction is considered a business combination or an asset acquisition is important as the cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values and does not give rise to goodwill or bargain purchase gain.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference herein contain statements that may constitute forward-looking statements. Statements containing words such as “expect,” “anticipate,” “believe,” “estimate,” “likely” or similar words are intended to identify forward-looking statements. Forward-looking statements in this joint proxy statement/prospectus include, in particular, statements regarding:

•	the likelihood that the TIL shareholders will approve the Merger Agreement, that the Teekay Tankers shareholders will approve the Charter Amendment, and that other conditions to the closing of the Merger will be satisfied;

•	the likelihood that the parties will complete the Merger and the expected timing of completion of the Merger;

•	the ability of Teekay Tankers and TIL to integrate their operations after the completion of the Merger and the anticipated effects of such integration;

•	the anticipated financial, operational and strategic benefits to the Combined Company that may result from the Merger;

•	the impact of the Merger on the value of Teekay Tankers’ Class A Common Stock;

•	the effect of the indebtedness to be assumed by Teekay Tankers in connection with the Merger on Teekay Tankers’ current credit facilities and on its ability to meet its cash requirements after the Merger, pursue future business opportunities, and obtain additional financing;

•	changes in Teekay Tankers’ dividend policy and its ability to pay dividends on shares of its Class A Common Stock;

•	the ability of Teekay Tankers (and after the Merger, the Combined Company) to implement its share repurchase program;

•	expected income tax consequences of the Merger to TIL shareholders;

•	the composition, capacity, and rate of employment of the Combined Company’s fleet of vessels;

•	organization of the Combined Company and management of the Combined Company’s business; and

•	expectations regarding the Companies’ business if the Merger is not completed.

Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Companies’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed in the section of this joint proxy statement/prospectus entitled “Risk Factors” and other factors detailed in other documents incorporated by reference herein.

Unless required by law, the Companies do not intend to revise any forward-looking statements in order to reflect any change in their expectations or events or circumstances that may subsequently arise. You should carefully review and consider the various disclosures included in this joint proxy statement/prospectus and in other documents incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect the Companies’ business, prospects, financial condition and results of operations.

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, you should carefully consider the matters described below relating to the proposed Merger, the Charter Amendment, the Combined Company’s business and the industry it will continue to operate within, in deciding how to vote. The matters described below may not contain all of the information that is important to you in evaluating the proposals to be voted at the Teekay Tankers Special Meeting or the TIL Special Meeting, as applicable. Accordingly, we urge you to read this entire joint proxy statement/prospectus, including the appendices and the information included or incorporated by reference in this document. Please also refer to the additional risk factors identified in the periodic reports and other documents of Teekay Tankers incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Risks Related to the Merger Transactions

There is no assurance when or if the Merger will be completed.

The completion of the Merger is subject to the satisfaction or waiver of a number of conditions as set forth in the Merger Agreement, including, among others, (i) approval of the Merger Agreement by the TIL shareholders, (ii) approval of the Charter Amendment by the shareholders of Teekay Tankers, and the Charter Amendment having been filed with and accepted by the Registrar of Corporations of the Republic of the Marshall Islands, (iii) absence of any material applicable law preventing or prohibiting the consummation of the Merger, (iv) expiration or early termination of the waiting period applicable to the consummation of the Merger under the HSR Act (which was satisfied by early termination of the waiting period on July 20, 2017), (v) the registration statement, of which this joint proxy statement/prospectus forms a part, having been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceedings for that purpose having been initiated by the SEC, (vi) listing of the shares of Teekay Tankers Class A Common Stock to be issued in connection with the Merger as Merger Consideration having been approved for listing on the NYSE, subject to the completion of the Merger and notice of issuance and (vii) other customary closing conditions, including the accuracy of each party’s representations and warranties (subject to specified materiality qualifiers), and each party having performed and complied with, in all materails respects, all of the covenants and obligations required to be performed by it under the Merger Agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Merger.

Teekay Tankers and TIL have each filed a Notification and Report Form pursuant to the HSR Act with the Department of Justice and Federal Trade Commission, and each received notice of early termination of the waiting period applicable to the consummation of the Merger under the HSR Act on July 20, 2017. As of the date of this joint proxy statement/prospectus, TIL and Teekay Tankers were not aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the Merger other than those described in this joint proxy statement/prospectus. There can be no assurance, however, if and when any of the approvals required to be obtained for the Merger and the other transactions contemplated by the Merger Agreement will be obtained or as to the conditions or limitations that such approvals may contain or impose. For more information, see “The Merger Agreement—Conditions to the Merger.”

The exchange ratio is fixed and will not be adjusted for changes in either TIL’s or Teekay Tankers’ stock price.

The exchange ratio is fixed such that each share of TIL common stock (other than any shares held in the treasury of TIL or owned by Teekay Tankers and its subsidiaries) will be converted into the right to receive 3.30 shares of Teekay Tankers Class A Common Stock in connection with the Merger. This exchange ratio will not be adjusted for changes in the market price of either TIL common stock or Teekay Tankers Class A Common Stock between the date of signing the Merger Agreement and completion of the Merger.

Changes in the price of Teekay Tankers Class A Common Stock before the closing of the Merger will affect the market value of Teekay Tankers Class A Common Stock that TIL shareholders will receive at the closing of the Merger. The prices of shares of TIL common stock and Teekay Tankers Class A Common Stock at the closing of the Merger may vary from their prices on the date the Merger Agreement was executed, on the date of this joint proxy statement/prospectus, on the date of each Special Meeting, and on the date of the completion of the Merger. As a result, the value of Teekay Tankers Class A Common Stock represented by the exchange ratio may also vary. For example, based on the range of closing prices of Teekay Tankers Class A Common Stock during the period from May 30, 2017, the last trading day before public announcement of the Merger Agreement, through October 24, 2017, the latest practicable trading date before the date of this joint proxy statement/prospectus, the exchange ratio represented a value ranging from a high of $6.60 to a low of $4.52 for each share of TIL common stock during that time period.

These variations could result from a variety of factors, including, among others, general market and economic conditions, changes in Teekay Tankers’ and TIL’s respective businesses, operations and prospects, market assessments of the likelihood that the Merger will be consummated, the timing of the Merger and regulatory considerations. Many of these factors are beyond Teekay Tankers’ and TIL’s control.

Certain of the Companies’ directors, executive officers and major shareholders have interests in the Merger that may be different from, or are in addition to, the interests of the Companies’ other shareholders.

Certain of the Companies’ directors, executive officers and major shareholders have interests in the Merger that may be different from, or are in addition to, the interests of the Companies’ other shareholders. In particular, Teekay Corporation indirectly owns shares of Teekay Tankers Class A and Class B Common Stock representing a majority of the voting power of Teekay Tankers’ outstanding capital stock, and, except for the Charter Amendment Proposal (which requires the affirmative vote of a majority of the outstanding shares of Class A Common Stock), continues to control matters submitted to Teekay Tankers’ shareholders for approval even though it owns significantly less than 50% of the outstanding shares of common stock through a dual-class common stock structure. Additionally, Teekay Corporation owned approximately 8.2% of the outstanding shares of TIL common stock and the single outstanding share of TIL’s Series A-1 preferred stock as of the date of this joint proxy statement/prospectus. Certain of the directors of Teekay Tankers, including Arthur Bensler, Kenneth Hvid and Bjorn Moller, as well as certain directors of TIL, including Kenneth Hvid, also serve as officers or directors of Teekay Corporation and/or its affiliates. There may be real or apparent conflicts of interest with respect to matters affecting Teekay Corporation and its affiliates outside of Teekay Tankers, whose interests, in some circumstances, may be adverse to Teekay Tankers or TIL. Since no money, fees or bonuses will be paid in connection with the completion of the Merger, none of the directors, executive officers or major shareholders will have a direct monetary interest in the transaction. For a detailed discussion of the interests that the Companies’ directors and executive officers may have in the Merger, please see the section entitled “Related Party Transactions.”

Some executive officers and directors of Teekay Tankers and TIL also have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor interests of other Teekay Corporation affiliates above the interests of Teekay Tankers, Teekay Tankers’ Class A common shareholders, and TIL.

Conflicts of interest may arise between Teekay Corporation and its affiliates, on the one hand, and Teekay Tankers, Teekay Tankers’ shareholders, and TIL, on the other hand. As a result of these conflicts, Teekay Corporation may favor its own interests and the interests of its affiliates over those of Teekay Tankers, Teekay Tankers’ shareholders, and TIL. These conflicts include, among others, the following situations:

•	Teekay Tankers’ Chief Financial Officer and three of its directors, including its chairman, also serve as executive officers or directors of Teekay Corporation and/or Teekay Tankers’ manager, Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation (or the Manager), and Teekay Tankers has limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay Corporation and Teekay Tankers;

•	The Manager, which provides comprehensive commercial, technical, administrative and strategic services to each of Teekay Tankers and TIL, advises the Teekay Tankers Board about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common stock and cash reserves, each of which can affect Teekay Tankers’ ability to pay dividends to its shareholders and the amount of the performance fee payable to the Manager under Teekay Tankers’ long-term and comprehensive management agreement with the Manager (or the Teekay Tankers Management Agreement);

•	Teekay Tankers’ executive officers and those of its Manager do not spend all of their time on matters related to Teekay Tankers’ business; and

•	The Manager will advise Teekay Tankers of costs incurred by it and its affiliates that it believes are reimbursable by Teekay Tankers.

Certain of TIL’s directors and its executive officers are also directors and officers of Teekay Tankers and Teekay Corporation.

Certain members of the TIL Board and its management team are affiliated with Teekay Tankers or Teekay Corporation, which controls Teekay Tankers. Kenneth Hvid, a director of TIL, is also the President and Chief Executive Officer of Teekay Corporation and a director of Teekay Tankers. William Lawes, a director of TIL, is also a director of Teekay Tankers. TIL’s Chief Executive Officer, Chief Financial Officer and Secretary, respectively, are also employees of Teekay Corporation or its subsidiaries. Teekay Corporation and its affiliates are parties to several agreements and transactions with TIL. For additional information, please see “Related Party Transactions.” As a result of these conflicts, these individuals may have differing interests relative to the Merger than other holders of TIL common stock.

We may fail to realize the anticipated benefits of the Merger, and the integration process could adversely impact Teekay Tankers’ and TIL’s ongoing operations.

Teekay Tankers and TIL entered into the Merger Agreement with the expectation that the Merger would result in various benefits, including, among other things, the creation of the world’s largest publicly-listed mid-sized conventional tanker company that would be more attractive to investors, an increased total liquidity position, and a larger and younger fleet with which to service customers globally. The success of the Merger will depend, in part, on the ability of the Combined Company to realize such anticipated benefits from combining the businesses of Teekay Tankers and TIL. The anticipated benefits and cost savings of the Merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues or results of the Combined Company.

Teekay Tankers and TIL have operated independently and until the completion of the Merger will continue to operate independently. Although the Manager already provides the commercial and technical management of Teekay Tankers and TIL’s vessels and substantially all of the corporate and administrative services for Teekay Tankers and TIL, it is possible that the integration process could result in the loss of key employees, the disruption of each Company’s ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect the Combined Company’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the Merger. Integration efforts between the two Companies will also divert management attention and resources. These integration matters could have an adverse effect on both Teekay Tankers and TIL during the transition period. The integration may take longer than anticipated and may have unanticipated adverse results relating to Teekay Tankers’ or TIL’s existing business.

Teekay Tankers’ shareholders and TIL’s shareholders may receive a lower return on their investment after the Merger.

Although Teekay Tankers and TIL believe that the Merger will create financial, operational and strategic benefits for the Combined Company and its shareholders, these benefits may not be achieved. The combination of Teekay Tankers’ and TIL’s businesses, even if conducted in an efficient, effective and timely manner, may not result in combined financial performance that is better than what each company would have achieved independently if the Merger had not occurred.

Existing shareholders of Teekay Tankers and TIL will have a reduced ownership and voting interest in, and will exercise less influence over management of, the Combined Company after the completion of the Merger.

Upon the completion of the Merger, each TIL shareholder who receives shares of Teekay Tankers Class A Common Stock in the Merger will become a shareholder of the Combined Company with a percentage ownership of, and voting interest in, the Combined Company that is smaller than such shareholder’s percentage ownership of, and voting interest in, TIL immediately prior to the Merger. In addition, as a result of the share issuance by Teekay Tankers to TIL shareholders in connection with the Merger, upon the completion of the Merger, each Teekay Tankers shareholder will have a percentage ownership of, and voting interest in, the Combined Company that is smaller than such shareholder’s percentage ownership of, and voting interest in, Teekay Tankers immediately prior to the Merger. Accordingly, existing shareholders of Teekay Tankers and TIL will have less influence on the management and policies of the Combined Company than they now have on the management and policies of Teekay Tankers or TIL, as applicable.

Certain TIL shareholders may be unable to transfer or sell the shares of Teekay Tankers Class A Common Stock issuable to them as Merger Consideration for a period of time following the Effective Time.

TIL shareholders (a) for whom a properly completed DTC Election has not been timely received no later than two business days following the effective date of the Merger as described under “Questions and Answers About the Special Meetings and Related Matters—How will TIL shareholders with shares listed on the Oslo Stock Exchange receive the Merger Consideration?,” or (b) for whom a properly completed DTC Election was timely received but for which shares of Teekay Tankers Class A Common Stock remain undelivered to the designated DTC participant after the tenth business day following the effective date of the Merger, in each case will receive the Teekay Tankers Class A Common Stock issuable to such shareholders as Merger Consideration through DRS accounts in the names of such shareholders as listed in the VPS TIL Share Register and administered by Computershare, without any further action on the part of such TIL shareholders. Following the Effective Time, Computershare will generate a statement relating to each such shareholder’s DRS account and mail it to the name and address of the TIL shareholder as reflected on the VPS TIL Shareholder Register. Until these DRS accounts are established and the statements are received by such TIL shareholders after the Merger, such TIL shareholders who will hold their shares of Teekay Tankers Class A Common Stock through DRS accounts will not be able to transfer or sell their shares of Teekay Tankers Class A Common Stock received as Merger Consideration. Although the length of this period may vary depending on the circumstances of each TIL shareholder, it may last up to several weeks following the Effective Time.

The Merger may not be accretive, and may be dilutive, to Teekay Tankers’ per share results, which may negatively affect the market price of Teekay Tankers Class A Common Stock.

Teekay Tankers anticipates that the Merger will be accretive to its total and per share results. This expectation is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay the accretion that is expected or could result in dilution, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize all of the benefits anticipated in the Merger. Any dilution of, or decrease or delay of any accretion to, Teekay Tankers’ total and per share results could cause the price of Teekay Tankers’ Class A Common Stock to decline.

If the Merger Agreement is terminated, then Teekay Tankers or TIL may be liable for reimbursing the other party’s expenses and paying a termination fee.

Upon termination of the Merger Agreement under specified circumstances, Teekay Tankers or TIL may be required to reimburse the other party for its costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby up to a maximum amount of $2,000,000. In addition, upon termination of the Merger Agreement, Teekay Tankers may be required to pay TIL a termination fee of $7,500,000, or TIL may be required to pay Teekay Tankers a termination fee of $5,000,000, in each case depending on the circumstances under which the Merger Agreement is terminated. See “The Merger Agreement—Termination—Termination Fee.”

The market price of Teekay Tankers Class A Common Stock after the Merger may be affected by factors different from those affecting shares of TIL common stock as of the date of this joint proxy statement/prospectus.

Upon completion of the Merger, shareholders of TIL will become shareholders of Teekay Tankers. Teekay Tankers’ business differs in certain respects from that of TIL, and accordingly the results of operations of Teekay Tankers will be affected by some factors different from those affecting the results of operations of TIL as of the date of this joint proxy statement/prospectus. For a discussion of the businesses of Teekay Tankers and TIL and of some important factors to consider in connection with those businesses, see the information contained elsewhere in the joint proxy statement/prospectus, including the documents incorporated by reference in this joint proxy statement/prospectus. Also, see the section entitled “The Combined Company.”

Teekay Tankers will assume the existing indebtedness of TIL if the Merger is completed, which, together with the resulting debt services obligations, could significantly limit the ability of the Combined Company to execute its business strategy and increase the risk of default under its debt obligations once the Merger is completed.

Teekay Tankers intends to assume TIL’s existing indebtedness in an aggregate amount of approximately $340 million in connection with the Merger. After completion of the Merger, the Combined Company will have approximately $985 million in long-term debt, with an additional $100 million available to it under its revolving credit facilities. Teekay Tankers’ current credit facilities require it to comply with certain financial maintenance and other financial and non-financial covenants.

These financial and other covenants may adversely affect the Combined Company’s ability to finance future operations or limit its ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict the Combined Company’s flexibility in planning for changes in its business and the industry and make it more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or the Combined Company’s inability to maintain the required financial ratios under the credit facilities would prevent it from borrowing additional money under its credit facilities and could result in a default under its credit facilities. If a default occurs under the Combined Company’s credit facilities, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of the Combined Company’s assets. Default under one credit facility may also result in cross defaults under other credit facilities.

Following the completion of the Merger, the Combined Company’s ability to meet its cash requirements, including the Combined Company’s debt service obligations, will be dependent upon its operating performance, which will be subject to general economic and competitive conditions and to financial, business and other factors affecting its operations, many of which are or may be beyond the Combined Company’s control. The Combined Company cannot provide assurance that its business operations will generate sufficient cash flows from operations to fund these cash requirements and debt service obligations. If the Combined Company’s operating results, cash flow or capital resources prove inadequate, it could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt and other obligations. If the Combined Company is unable to service its debt, it could be forced to reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance its debt or seek additional equity capital, and the Combined Company may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow the Combined Company to service its debt obligations or may have an adverse impact on its business. The Combined Company’s debt agreements may limit its ability to take certain of these actions. The Combined Company’s failure to generate sufficient operating cash flow to pay its debts or to successfully undertake any of these actions could have a material adverse effect on the Combined Company. These risks may be increased as a result of the increased amount of indebtedness of the Combined Company following the completion of the Merger. On a pro forma basis, the Combined Company’s total liquidity would have been approximately $232.9 million as of June 30, 2017, which includes $30 million from a 12-year sale-leaseback financing transaction completed by Teekay Tankers in July.

In addition, the degree to which the Combined Company may be leveraged as a result of the indebtedness assumed in connection with the Merger or otherwise could materially and adversely affect its ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make the Combined Company more vulnerable to general adverse economic, regulatory and industry conditions, and could limit its flexibility in planning for, or reacting to, changes and opportunities in the markets in which it competes.

The Combined Company’s dividend policy may be different from Teekay Tankers’ historical dividend policy.

Under Teekay Tankers’ dividend policy, quarterly dividends range from 30% to 50% of quarterly adjusted net income, subject to the discretion of the Teekay Tankers Board, with a minimum quarterly dividend of $0.03 per share. There is no guarantee that the shareholders of the Combined Company will receive quarterly cash dividends. Teekay Tankers’ dividend policy may be changed at any time at the sole discretion of the Board of Directors of the Combined Company, who will take into account, among other things, its contingent liabilities, financial condition and future prospects, the terms of our credit facilities, and the requirements of Marshall Islands law in determining the timing and amount of cash distributions, if any, that the Combined Company may pay.

The Companies make no assurances that following the Merger, the Combined Company will continue to declare cash dividends at the same rate as Teekay Tankers has in the past, or at all.

Teekay Tankers is organized under the laws of the Republic of the Marshall Islands and a substantial portion of its assets will continue to be, and most of its directors and officers will continue to reside, outside of the United States after the Merger and it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States in the Marshall Islands.

Teekay Tankers is organized under the laws of the Republic of the Marshall Islands. The Republic of the Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. After the Merger, substantially all of the Combined Company’s assets will be located outside the United States, and most of the Combined Company’s directors and officers will reside outside the United States. As a result, it may be difficult for investors to effect service within the United States upon those directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Combined Company and such directors and officers under the United States federal securities laws. There is uncertainty as to the enforceability in the Marshall Islands by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the United States federal securities laws.

The announcement and pendency of the Merger could adversely affect each of Teekay Tankers’ and TIL’s business, results of operations and financial condition.

The announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding Teekay Tankers’ and TIL’s businesses, including affecting their respective relationships with existing and future customers, suppliers and employees, which could have an adverse effect on their respective businesses, results of operations and financial condition, regardless of whether the Merger is completed. In particular, Teekay Tankers and TIL could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the Merger. In addition, each of Teekay Tankers and TIL has expended, and continues to expend, significant management resources in an effort to complete the Merger, which are being diverted from their respective day-to-day operations.

If the Merger is not completed, Teekay Tankers’ and TIL’s stock prices may fall to the extent that the current prices of their respective stock reflect a market assumption that the Merger will be completed. In addition, the failure to complete the Merger may result in negative publicity or a negative impression of either company and may affect their relationships with employees, customers, suppliers and other partners in the business community.

There is no guarantee that Teekay Tankers or the Combined Company will repurchase the outstanding shares of Teekay Tankers Class A Common Stock pursuant to Teekay Tankers’ share repurchase program or that the share repurchase program will enhance long-term shareholder value. Share repurchases could also increase the volatility of the price of the Teekay Tankers Class A Common Stock and could diminish the cash reserves of Teekay Tankers or the Combined Company.

On September 13, 2017, the Teekay Tankers Board approved a share repurchase program, authorizing Teekay Tankers to repurchase up to $45 million worth of shares of Teekay Tankers Class A Common Stock. Since inception of its share repurchase program through the date of this joint proxy statement/prospectus, Teekay Tankers has not repurchased any shares pursuant to the share repurchase program.

Although the Teekay Tankers Board has approved a share repurchase program, the share repurchase program does not obligate Teekay Tankers to repurchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market and business conditions, the trading price of the Teekay Tankers Class A Common Stock and the nature of other investment opportunities. The repurchase program may be limited, suspended or discontinued at any time without prior notice. In addition, repurchases of the Teekay Tankers Class A Common Stock pursuant to the share repurchase program could cause its stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for its stock. Additionally, the share repurchase program could diminish Teekay Tankers’ (and after the Merger, the Combined Company’s) cash reserves, which may impact its ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There can be no assurance that any share repurchases will enhance shareholder value because the market price of Teekay Tankers Class A Common stock may decline below levels at which it may repurchase shares of stock. Although the share repurchase program is intended to enhance long-term shareholder value, there is no assurance that the program will have such effect and short-term stock price fluctuations could reduce the program’s effectiveness.

Teekay Tankers and TIL will be subject to certain restrictions before closing of the Merger.

The Merger Agreement restricts each of Teekay Tankers and TIL from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, repurchasing or issuing securities outside of existing equity award programs, and taking other specified actions until the earlier of the completion of the Merger or the termination of the Merger Agreement without the consent of the other party. These restrictions may prevent Teekay Tankers and/or TIL from pursuing attractive business opportunities that may arise prior to the completion of the Merger and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the Merger could be exacerbated by any delays in the consummation of the Merger or the termination of the Merger Agreement. See “The Merger Agreement—Conduct Pending the Merger—Limitations on Conduct.”

Teekay Tankers and TIL will incur significant transaction costs in connection with the Merger.

Teekay Tankers and TIL have incurred and expect to incur a number of non-recurring costs associated with the Merger. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, public company filing fees and other regulatory expenses, printing expenses and other related charges. Some of these costs are payable by Teekay Tankers and TIL regardless of whether the Merger is completed. As of the date of this joint proxy statement/prospectus, Teekay Tankers and TIL estimate that their aggregate expenses associated with the Merger and related transactions will be approximately $2.5 million and $6.6 million, respectively.

If the Merger is not treated as tax-free with respect to TIL shareholders, then TIL shareholders may be required to recognize a greater amount of gain or loss for U.S. federal income tax purposes at the time of the exchange of their shares of TIL common stock in the Merger.

The parties expressed a desire in the Merger Agreement for the Merger to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, and intend to report the Merger as a tax-free reorganization. However, whether the Merger will be treated as tax-free as to TIL shareholders is uncertain, because this determination depends on many factors, including whether TIL is or has been a PFIC, as discussed below, and neither Teekay Tankers nor TIL is making any representation as to whether the merger will qualify as a tax-free reorganization. Moreover, the desired treatment of the Merger as a tax-free “reorganization” will not be binding on the U.S. Internal Revenue Service (or IRS) or any court. Teekay Tankers and TIL have not sought and will not seek an opinion of counsel or any ruling from the IRS regarding any matters relating to the transaction, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the desired treatment of the Merger as a tax-free reorganization. If the Merger is not treated as tax-free with respect to TIL shareholders, then a TIL shareholder would recognize gain or loss for U.S. federal income tax purposes on each share of TIL common stock exchanged in the Merger in an amount equal to the difference between that shareholder’s tax basis in such share and the fair market value of the Teekay Tankers Class A Common Stock (as of the effective time of the Merger) and cash in lieu of a fractional share thereof that the shareholder receives in exchange for the TIL common stock. TIL shareholders are urged to consult with their own tax advisors regarding the consequences to them if the Merger is not treated as tax-free. See “Material United States Federal Income Tax Consequences of the Merger.”

After the Merger, either or both of Teekay Tankers or TIL may no longer qualify for exemption under Section 883, and may therefore have to pay tax on its U.S. source income, which would reduce the earnings of Teekay Tankers available for distribution to shareholders.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as Teekay Tankers, TIL, and their subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

Both Teekay Tankers and TIL believe they currently qualify for this statutory tax exemption and each of Teekay Tankers and TIL takes this position for U.S. federal income tax return reporting purposes. After the Merger, either Teekay Tankers or TIL or both would no longer qualify for exemption under Section 883 of the Code for a particular year if shareholders with a five percent or greater interest in Teekay Tankers’ stock (other than “qualified shareholders”) own 50% or more of outstanding shares of Teekay Tankers’ Class A Common

Stock on more than half the days during the taxable year. While it is not certain, after the Merger, one or more shareholders that each own five percent or greater interest in Teekay Tankers’ Class A Common Stock may own 50% or more of outstanding shares of such stock on more than half the days during a taxable year, and as a result Teekay Tankers or TIL may lose the benefit of this tax exemption and become subject to U.S. federal income tax on its U.S. source transportation income.

If Teekay Tankers or TIL is not entitled to exemption under Section 883 for any taxable year, it could be subject for those years to an effective 2% U.S. federal income tax on the shipping income it derives during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on the Companies’ businesses and would result in decreased earnings available for distribution to its shareholders. See “Material United States Federal Income Tax Consequences of the Merger—Taxation of Teekay Tankers Following the Merger.”

U.S. tax authorities could treat Teekay Tankers as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from certain time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of Teekay Tankers Class A Common Stock may be treated as reflecting the value of Teekay Tankers’ assets at any given time. Therefore, a decline in the market value of Teekay Tankers’ Class A Common Stock (which is not within Teekay Tankers control) after the Merger may impact the determination of whether Teekay Tankers is a PFIC. In addition, after the Merger, through a “look-through” rule, Teekay Tankers will be required to take into account the income and assets of TIL for purposes of determining if Teekay Tankers is a PFIC for the current or any future year. Nevertheless, based on the current assets and operations of Teekay Tankers, TIL and their respective subsidiaries, Teekay Tankers intends to take the position that neither Teekay Tankers nor TIL is or has ever been a PFIC, and that Teekay Tankers will not become a PFIC as a result of the Merger. No assurance can be given, however, that the IRS, or a court of law, will accept Teekay Tankers’ position or that Teekay Tankers, or any of its subsidiaries, would not constitute a PFIC for any future taxable year if there were to be changes in Teekay Tankers or its subsidiaries’ assets, income or operations.

If Teekay Tankers were treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark–to–market” election with respect to Teekay Tankers common stock. See “Material United States Federal Income Tax Consequences of the Merger—Consequences of Possible PFIC Classification.”

The fairness opinions obtained by the TIL Special Committee and the Teekay Tankers Board from Evercore and Swedbank, respectively, will not be updated to reflect changes in circumstances between signing the Merger Agreement and the completion of the Merger.

Neither the TIL Special Committee nor the Teekay Tankers Board has obtained an updated fairness opinion as of the date of this joint proxy statement/prospectus from Evercore, the TIL Special Committee’s financial advisor, or Swedbank. Changes in the operations and prospects of TIL or Teekay Tankers, general market and economic conditions, and other factors that may be beyond the control of TIL and Teekay Tankers and on which the fairness opinions were based, may alter the value of TIL or Teekay Tankers or the price of shares of TIL common stock or Teekay Tankers’ Class A Common Stock by the time the Merger is completed.

The fairness opinions do not speak as of the time the Merger will be completed or as of any date other than the dates of such opinions. Neither TIL nor Teekay Tankers anticipates asking Evercore or Swedbank, as applicable, to update their fairness opinions. The fairness opinions of Swedbank and Evercore are included as Appendix F and Appendix G, respectively, to this joint proxy statement/prospectus. For a description of the fairness opinion that the TIL Special Committee received from its financial advisor and a summary of the material financial analyses such financial advisor provided to the TIL Special Committee in connection with rendering such opinion, see the section entitled “The Merger—Opinion of the Financial Advisor to the TIL Special Committee, Evercore Group L.L.C.” For a description of the opinion that the Teekay Tankers Board received from Swedbank and a summary of the material financial analyses that Swedbank provided to the Teekay Tankers Board in connection with rendering such opinion, see the section entitled “The Merger—Opinion of Swedbank Norge.”

The unaudited pro forma condensed combined financial information of Teekay Tankers and TIL is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the merger.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus has been prepared using the historical financial statements of Teekay Tankers and TIL, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the Combined Company following the Merger. In addition, the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is based in part on certain assumptions regarding the Merger. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following the Merger. Accordingly, the historical and pro forma financial information included in this joint proxy statement/prospectus does not necessarily represent the Combined Company’s results of operations and financial condition had Teekay Tankers and TIL operated as a combined entity during the periods presented, or of the Combined Company’s results of operations and financial condition following completion of the Merger. The Combined Company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the unaudited pro forma condensed combined financial information contained in this joint proxy statement/prospectus, Teekay Tankers has given effect to, among other items, the completion of the Merger, the payment of the Merger Consideration and the indebtedness of TIL on a consolidated basis after giving effect to the Merger, including the indebtedness of Teekay Tankers. The unaudited pro forma condensed combined financial information does not reflect all of the costs that are expected to be incurred by Teekay Tankers and TIL in connection with the Merger. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” including the notes thereto.

The Merger may be subject to litigation, which could delay the Merger and prevent the Merger from being completed.

Teekay Tankers and/or TIL may in the future be party to legal proceedings and claims related to the Merger. Legal challenges to the Merger could result in an injunction, preventing or delaying the completion of the Merger. Any litigation relating to the Merger could require Teekay Tankers and TIL to incur substantial costs in connection therewith and divert management’s attention from their respective businesses.

Risks Related to the Charter Amendment

If the Teekay Tankers shareholders approve the Charter Amendment, the issuance of Teekay Tankers Class A Common Stock in connection with the Merger and in the future may result in shareholder dilution.

The Charter Amendment would increase the number of authorized shares of Teekay Tankers Class A Common Stock from 200,000,000 to 285,000,000, with a corresponding increase in the number of authorized shares of capital stock from 400,000,000 to 485,000,000. If the Teekay Tankers shareholders approve the Charter Amendment and the TIL shareholders approve the Merger Agreement, Teekay Tankers expects to issue 88,977,659 shares of Class A Common Stock to the TIL shareholders as the Merger Consideration, which will have a dilutive effect upon the voting power of Teekay Tankers’ existing shareholders. In addition, even if the TIL shareholders reject the Merger Agreement and the Merger is not completed, if Teekay Tankers decides to finance future expenditures or corporate transactions by issuing additional equity securities, the Charter Amendment would permit Teekay Tankers to issue more shares of its Class A Common Stock, which could result in shareholder ownership dilution and would increase the aggregate amount of cash required to pay quarterly dividends.

Risks Related to the Ownership of Teekay Tankers Class A Common Stock

The market value of Teekay Tankers Class A Common Stock could decline if large amounts of Teekay Tankers Class A Common Stock are sold following the Merger.

Following the Merger, current TIL shareholders will own shares in Teekay Tankers. Former TIL shareholders may not wish to continue to invest in Teekay Tankers, or may wish to reduce their investment in Teekay Tankers, in order to comply with institutional investing guidelines, to increase diversification, to track any rebalancing of stock indices in which shares of Teekay Tankers Class A Common Stock are included, or for other reasons. If, following the Merger, large amounts of Teekay Tankers shares are sold, the price of its shares of Class A Common Stock could decline.

The superior voting rights of Teekay Tankers Class B Common Stock held by Teekay Corporation limit the ability of holders of Teekay Tankers Class A Common Stock to control or influence corporate matters.

Teekay Tankers’ Class B Common Stock has five votes per share and Teekay Tankers Class A Common Stock has one vote per share. However, the voting power of the Class B Common Stock is limited such that the aggregate voting power of all shares of outstanding Class B Common Stock can at no time exceed 49% of the voting power of Teekay Tankers’ outstanding Class A Common Stock and Class B Common Stock, voting together as a single class. As of the date of this joint proxy statement/prospectus, Teekay Corporation indirectly owned approximately 55.9% of the total voting power of Teekay Tankers’ outstanding capital stock. Through its ownership of all of Teekay Tankers’ Class B Common Stock and of Teekay Tankers’ Manager and other entities that provide services to Teekay Tankers, Teekay Corporation has substantial control and influence over Teekay Tankers’ management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions. In addition, because of this dual-class common stock structure, Teekay Corporation will continue to be able to control matters submitted to our shareholders for approval (except for matters like the Charter Amendment Proposal, which requires the affirmative vote of a majority of the outstanding shares of Class A Common Stock), even though Teekay Corporation owns significantly less than 50% of the outstanding shares of Teekay Tankers’ common stock. This voting control limits the ability of the remaining holders of Teekay Tankers Class A Common Stock to influence corporate matters and, as a result, Teekay Tankers may take actions that its holders of Class A Common Stock do not view as beneficial.

In addition to the risks described above, Teekay Tankers is, and will continue to be subject to the risks described in Teekay Tankers’ Annual Report on Form 20-F for the fiscal year ended December 31, 2016, which is filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

THE COMBINED COMPANY

All statistics and other financial information in this section are presented on a pro forma basis, giving effect to the Merger.

Overview

Following the Merger, we expect to be the world’s largest publicly-listed mid-sized conventional tanker company, providing marine transportation to global oil industries and owning and operating a fleet of 59 conventional tankers, including six in-chartered conventional tankers. Our fleet will consist of 30 Suezmax tankers, 19 Aframax tankers, nine Long Range 2 (or LR2) product tankers and one jointly-owned VLCC, with an aggregate capacity of 7.0 million dwt. Our vessels operate in both the spot market and under time charters of varying lengths.

Our Combined Fleet

The following table summarizes key information about our fleet of vessels and newbuildings as of September 30, 2017 (excluding one Aframax tanker that Teekay Tankers has agreed to sell, which is expected to be delivered in November 2017):

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	6	—	6
Aframax Tankers	7	—	7
Long Range 2 Product Tankers	2	—	2
VLCC Tanker(1)	1	—	1

Total Fixed-Rate Fleet	16	—	16

Spot-rate:
Suezmax Tankers(2)	20	4	24
Aframax Tankers(2)	10	2	12
Long Range 2 Product Tankers	7	—	7
Total Spot Fleet	37	6	43

Ship-to-Ship Support Vessels	3	2	5

Total Combined Company Fleet	56	8	64

(1)	The Combined Company’s ownership interest in this vessel is 50%.

(2)	Includes six Suezmax and Aframax tankers with charter-in contracts that are scheduled to expire between October 2017 and June 2029; one of these charter-in contracts includes options to extend.

The following table provides additional information about our owned and in-chartered Suezmax-class oil tankers as of September 30, 2017, of which 28 are Bahamian flagged and two are Malta flagged.

Vessel	Capacity (dwt)	Built	Type	Employment	Daily Rate	Expiration of Charter
Ashkini Spirit	165,200	2003	Owned	Pool	—	—
Aspen Spirit	156,800	2009	Owned	Pool	—	—
Athens Spirit	158,500	2012	In-chartered	Pool	—	—
Atlanta Spirit	158,700	2011	Owned	Pool	—	—
Baker Spirit	156,900	2009	Owned	Pool	—	—
Barcelona Spirit	158,500	2011	Owned	Pool	—	—
Beijing Spirit	150,000	2010	In-chartered	Pool	—	—
Cascade Spirit	156,900	2009	Owned	Pool	—	—
Copper Spirit	156,800	2010	Owned	Pool	—	—
Dilong Spirit	159,000	2009	Owned	Pool	—	—
Godavari Spirit	159,100	2004	Owned	Pool	—	—
Iskmati Spirit	165,300	2003	Owned	Pool	—	—
Jiaolong Spirit	159,000	2009	Owned	Pool	—	—
Kaveri Spirit	159,100	2004	Owned	Pool	—	—
London Spirit	158,500	2011	Owned	Time charter	$21,000	Apr-18
Los Angeles Spirit	159,200	2007	Owned	Time charter	$22,500	Dec-17
Montreal Spirit	150,000	2006	Owned	Time charter	$22,000	Feb-18
Moscow Spirit	156,500	2010	In-chartered	Pool	—	—
Narmada Spirit	159,200	2003	Owned	Pool	—	—
Pinnacle Spirit	160,400	2008	Owned	Pool	—	—
Rio Spirit	158,400	2013	Owned	Pool	—	—
Seoul Spirit	160,000	2005	Owned	Pool	—	—
Shenlong Spirit	159,000	2009	Owned	Time charter	$19,750	Mar-18
Summit Spirit	160,500	2008	Owned	Time charter	$26,200	Aug-18
Sydney Spirit	158,500	2012	In-chartered	Pool	—	—
Tahoe Spirit	156,900	2010	Owned	Time charter	$19,750	Apr-18
Tianlong Spirit	159,000	2009	Owned	Pool	—	—
Tokyo Spirit	150,000	2006	Owned	Pool	—	—
Vail Spirit	157,000	2009	Owned	Pool	—	—
Zenith Spirit	160,500	2009	Owned	Pool	—	—

Total Capacity	4,743,400

The following table provides additional information about our owned and in-chartered Aframax-class oil tankers as of September 30, 2017, of which 18 are Bahamian flagged and one is Greece flagged.

Vessel	Capacity (dwt)	Built	Type	Employment	Daily Rate	Expiration of Charter
Americas Spirit	111,900	2003	Owned	Pool	—	—
Astro Sculptor	105,100	2003	In-chartered	Pool	—	—
Australian Spirit	111,900	2004	Owned	Time charter	$16,000	Nov-18
Axel Spirit	115,400	2004	Owned	Time charter	$18,000	Dec-17
Bergitta	105,800	2007	In-chartered	Spot	—	—
Blackcomb Spirit	109,100	2010	Owned	Pool	—	—
Emerald Spirit	109,100	2009	Owned	Pool	—	—
Erik Spirit	115,500	2005	Owned	Pool	—	—
Esther Spirit	115,400	2004	Owned	Time charter	$25,000	Dec-18
Everest Spirit	115,000	2004	Owned	Time charter	$25,000	Apr-19
Explorer Spirit	105,800	2008	Owned	Spot	—	—
Garibaldi Spirit	109,000	2009	Owned	Pool	—	—
Helga Spirit	115,500	2005	Owned	Time charter	$24,900	Sep-18
Matterhorn Spirit	114,800	2005	Owned	Pool	—	—
Navigator Spirit	105,800	2008	Owned	Spot	—	—
Peak Spirit	104,600	2011	Owned	Pool	—	—
Tarbet Spirit	107,500	2009	Owned	Time charter	$17,000	Feb-18
Whistler Spirit	109,000	2010	Owned	Pool	—	—
Yamato Spirit	107,600	2008	Owned	Time charter	$23,000	Jun-18

Total Capacity	2,093,800

The following table provides additional information about our owned LR2 product-class oil tankers as of September 30, 2017, of which seven are Bahamian flagged and two are Marshall Islands flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Donegal Spirit	105,600	2006	Time charter	$17,750	Oct-18
Galway Spirit	105,600	2007	Time charter	$17,000	Mar-18
Hovden Spirit	105,300	2012	Pool	—	—
Leyte Spirit	109,700	2011	Pool	—	—
Limerick Spirit	105,600	2007	Pool	—	—
Luzon Spirit	109,600	2011	Pool	—	—
Sebarok Spirit	109,600	2011	Pool	—	—
Seletar Spirit	109,000	2010	Spot	—	—
Trysil Spirit	105,300	2012	Pool	—	—

Total Capacity	965,300

The following table provides additional information about our VLCC-class oil tanker as of September 30, 2017, which is Hong Kong flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit(1)	319,000	2013	Time charter	$37,500	Jul-18

(1)	The VLCC vessel, Hong Kong Spirit, is owned through a 50/50 joint venture. The charter rate on this vessel is subject to a profit sharing amount that is being calculated every six months.

Management of Our Business

Overall responsibility for the oversight of the management of the Combined Company and its subsidiaries will rest with the Combined Company’s Board. Under the supervision of the Combined Company’s executive officers and Board, the Combined Company’s operations will be managed by the Manager under both the Teekay Tankers Management Agreement, with respect to the current Teekay Tankers fleet and operations, and the existing management agreement between TIL and the Manager (the TIL Management Agreement), with respect to the current TIL fleet and operations. Pursuant to the Teekay Tankers Management Agreement and the TIL Management Agreement, the Manager and its affiliates will provide the following types of services to the Combined Company: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business). Commercial services are provided to Teekay Tankers and TIL, and are intended to be provided to the Combined Company, primarily through a subcontracting arrangement between the Manager and TTOL, which manages the Teekay Suezmax Pool, the Teekay Aframax Pools and the Taurus Tankers LR2 Pool.

Each of Teekay Tankers and TIL pays, pursuant to their respective Management Agreements, and will pay following the Merger, a market-based fee to the Manager for its services. In addition, (i) in order to provide the Manager with an incentive to improve Teekay Tankers’ operation and financial conditions, Teekay Tankers has agreed under the Teekay Tankers Management Agreement to pay a performance fee to the Manager under certain circumstances, in addition to the basic fee provided in the agreement, and (ii) TIL has agreed under the TIL Management Agreement to pay a 1% transaction fee to the Manager relating to any dispositions or acquisitions relating to the acquired TIL fleet, including through acquisitions of existing vessels or the ordering or purchase of newbuilding vessels. Please see Item 7. B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement” of Teekay Tankers’ Annual Report on Form 20-F for the fiscal year ended December 31, 2016 for more information about the Teekay Tankers Management Agreement (including the fees payable by Teekay Tankers to the Manager under that agreement) and see the section in this joint proxy statement/prospectus entitled “Related Party Transactions—Transactions Relating to TIL’s January 2014 Formation and Private Placement—Management Agreement” for additional information about the TIL Management Agreement (including the fees payable by TIL to the Manager under that agreement).

Recent Developments of Teekay Tankers

Acquisition of Remaining 50% Interest of Teekay Tanker Operations Ltd.

On May 31, 2017, Teekay Tankers entered into and closed on a Purchase Agreement with Teekay Holdings Limited (or THL), a subsidiary of Teekay Corporation. Prior to the closing, Teekay Tankers held 50% of the issued and outstanding shares of Teekay Tanker Operations Ltd. (or TTOL), and under the terms of the purchase agreement, Teekay Tankers purchased the remaining 50% of the issued and outstanding shares of TTOL from THL (or the Purchased Shares). TTOL owns conventional tanker commercial management and technical management operations. The Manager has subcontracted with TTOL and its affiliates under each of the Teekay Tankers Management Agreement and the TIL Management Agreement to provide certain commercial and technical services to both Teekay Tankers and TIL, on behalf of the Manager, and Teekay Tankers and TIL expect that TTOL will continue to provide such services to the Combined Company following the Merger.

Under the terms of the purchase agreement, the consideration for the Purchased Shares was $27,100,000, payable solely in the form of 13,775,224 shares of Class B Common Stock of Teekay Tankers priced at $1.9673 per share. The purchase price is subject to adjustment in the event that any of the vessels owned by TIL as of the date of this joint proxy statement/prospectus are not managed by TTOL or its subsidiaries or owned by Teekay Tankers during the five year period after the date of the Purchase Agreement.

Sale-Leaseback Financing Transaction

In April 2017, Teekay Tankers signed a term sheet for a $153 million, 12-year sale-leaseback financing relating to four of its modern Suezmax tankers, which transaction closed in July 2017 and is expected to further strengthen Teekay Tankers’ balance sheet and increase Teekay Tankers’ liquidity position by approximately $30 million.

Sale of Aframax Tankers

In September 2017, Teekay Tankers completed the sale of one Aframax tanker, the Kanata Spirit. Teekay Tankers expects to recognize a loss on the sale of this vessel of approximately $4.2 million in the quarter ended September 30, 2017.

In October 2017, Teekay Tankers entered into an agreement to sell one Aframax tanker, the Kareela Spirit, for a sales price of $6.4 million. Teekay Tankers expects to recognize a loss on the sale of this vessel of approximately $4.0 million in the quarter ended September 30, 2017.

Huber Voting and Support Agreement and Share Repurchase Program

In September 2017, Teekay Tankers entered into the Huber Voting and Support Agreement and, pursuant to the terms of the Huber Voting and Support Agreement, the Teekay Tankers Board approved a share repurchase program authorizing Teekay Tankers to repurchase up to $45 million worth of shares of Teekay Tankers Class A Common Stock. Please see the section entitled “The Huber Voting and Support Agreement and Letter Agreement Amendment” beginning on page 167 of this joint proxy statement/prospectus.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table presents the following: (1) historical per share information of Teekay Tankers, (2) unaudited pro forma per share information of Teekay Tankers after giving pro forma effect to the Merger, including the issuance of 88,977,659 shares of Teekay Tankers Class A Common Stock in connection with the Merger and (3) the historical and equivalent pro forma per share information of TIL.

The Combined Company unaudited pro forma per share information was derived from the historical consolidated financial statements of Teekay Tankers and TIL. You should read this information together with the historical consolidated financial statements and related notes of Teekay Tankers that are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus and the historical consolidated financial statements and related notes of TIL accompanying this joint proxy statement/prospectus. See “Where You Can Find More Information.” See also “Unaudited Pro Forma Condensed Combined Financial Statements,” including the notes thereto.

The unaudited pro forma data is for informational purposes only. The Companies may have performed differently had they always been combined. You should not rely on the pro forma data as being indicative of the historical results that would have been achieved had the Companies always been combined or the future results that the Combined Company will experience after completion of the Merger.

	As of/ For the First Half of Fiscal 2017	Fiscal 2016

	(Unaudited)
Teekay Tankers Historical Per Class A Common Share Data:
Net income (loss)—basic	$(0.21)	$0.40
Net income (loss)—diluted	$(0.21)	$0.40

Cash dividends declared	$0.06		$0.18
Book value (unaudited)	$4.97		$5.86
Pro Forma Combined Per Teekay Tankers Class A Common Share Data: (unaudited)
Net income (loss)—basic	$0.00		$0.43
Net income (loss)—diluted	$0.00		$0.43
Cash dividends declared	$0.06		$0.18
Book value	$4.25	$	n/a

TIL Historical Per Common Share Data:
Net income (loss)—basic	$(0.08)		$1.01
Net income (loss)—diluted	$(0.08)		$1.00
Cash dividends declared	$—		$—
Book value (unaudited)	$13.90		$13.99

Pro Forma Combined Per TIL Equivalent Common Share Data: (unaudited)
Net income (loss)—basic	$0.00		$1.43
Net income (loss)—diluted	$0.00		$1.43
Cash dividends declared	$0.20		$0.59
Book value	$14.02	$	n/a

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Teekay Tankers’ Class A Common Stock is listed on the NYSE under the symbol “TNK.” TIL’s common stock is listed on the OSE under the symbol “TIL.” The following tables set forth the high and low prices in U.S. Dollars (or USD) for Teekay Tankers’ Class A Common Stock on the NYSE and the high and low prices in Norwegian Kroner (or NOK) for TIL’s common stock on the OSE for each of the periods indicated.

	Teekay Tankers (NYSE)		TIL (OSE)
	High	Low	High		Low
Year Ended December 31, 2016	$6.89	$1.90	NOK	109.00	NOK	32.40
Year Ended December 31, 2015	$8.53	$4.82	NOK	113.00	NOK	77.25
Year Ended December 31, 2014	$5.95	$3.18	NOK	89.00	NOK	57.25
Year Ended December 31, 2013	$4.02	$2.38	NOK	n/a	NOK	n/a
Year Ended December 31, 2012	$6.33	$2.38	NOK	n/a	NOK	n/a

	Teekay Tankers (NYSE)		TIL (OSE)
Year Ended December 31	High	Low	High		Low
Quarterly for 2017
Third Quarter	$1.91	$1.37	NOK	47.40	NOK	33.40
Second Quarter	$2.20	$1.65	NOK	50.00	NOK	40.10
First Quarter	$2.70	$1.96	NOK	44.50	NOK	35.60
Quarterly for 2016
Fourth Quarter	$2.85	$1.90	NOK	48.40	NOK	32.40
Third Quarter	$3.28	$2.42	NOK	51.25	NOK	43.50
Second Quarter	$4.16	$2.87	NOK	79.75	NOK	42.70
First Quarter	$6.89	$3.26	NOK	109.00	NOK	74.00
Quarterly for 2015
Fourth Quarter	$8.53	$6.31	NOK	112.50	NOK	97.00
Third Quarter	$7.88	$4.88	NOK	113.00	NOK	89.00
Second Quarter	$7.88	$5.70	NOK	106.00	NOK	85.25
First Quarter	$7.05	$4.82	NOK	106.00	NOK	77.25

	Teekay Tankers (NYSE)		TIL (OSE)
2017 Calendar Months	High	Low	High		Low
September	$1.66	$1.37	NOK	41.30	NOK	33.40
August	$1.80	$1.37	NOK	44.40	NOK	35.00
July	$1.91	$1.61	NOK	47.40	NOK	42.30
June	$2.00	$1.65	NOK	50.00	NOK	44.60
May	$2.20	$1.90	NOK	45.00	NOK	41.50
April	$2.14	$1.96	NOK	46.50	NOK	40.10
March	$2.40	$1.96	NOK	43.90	NOK	38.40
February	$2.70	$2.26	NOK	44.40	NOK	40.30
January	$2.51	$2.21	NOK	44.50	NOK	35.60

The following table sets forth the closing sale price per share of Teekay Tankers Class A Common Stock as reported on the NYSE and TIL common stock as reported on the OSE as of May 30, 2017, the last trading day before the public announcement of the Merger Agreement, and as of October 24, 2017, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus. The table also shows the implied value of the Merger Consideration proposed for each share of TIL common stock as of the same two dates. This implied value was calculated by multiplying the closing sale price of Teekay Tankers Class A Common Stock on the relevant date by the exchange ratio of 3.30 (assuming no adjustments).

	Teekay Tankers Class A Common Stock	TIL Common Stock		Implied Per Share Value of Merger Consideration
May 30, 2017	$1.90	NOK	43.70	$6.27
October 24, 2017	$1.67	NOK	42.00	$5.51

The above table shows only historical comparisons. These comparisons may not provide meaningful information to TIL shareholders in determining whether to approve the Merger Agreement. TIL shareholders are urged to obtain current market quotations for Teekay Tankers Class A Common Stock and TIL common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to adopt the Merger Agreement. Please see the section entitled “Where You Can Find More Information.”

EXCHANGE RATES

As of October 24, 2017, the exchange rate of NOK per one USD was 8.0119. The following tables show the high and low exchange rates of NOK per one USD for each of the periods indicated.

Year Ended December 31	High		Low
Quarterly for 2017
Third Quarter	NOK	8.3886	NOK	7.7101
Second Quarter	NOK	8.7193	NOK	8.2995
First Quarter	NOK	8.6924	NOK	8.1714
Quarterly for 2016
Fourth Quarter	NOK	8.7643	NOK	7.9404
Third Quarter	NOK	8.6148	NOK	7.9703
Second Quarter	NOK	8.7272	NOK	7.9643
First Quarter	NOK	8.9935	NOK	8.2453
Quarterly for 2015
Fourth Quarter	NOK	8.8755	NOK	8.0329
Third Quarter	NOK	8.6108	NOK	7.8183
Second Quarter	NOK	8.1644	NOK	7.2822
First Quarter	NOK	8.4201	NOK	7.4468

Calendar Months	High		Low
September	NOK	7.9626	NOK	7.7341
August	NOK	7.9981	NOK	7.7101
July	NOK	8.3886	NOK	7.8728
June	NOK	8.5677	NOK	8.3364
May	NOK	8.7193	NOK	8.2995
April	NOK	8.6980	NOK	8.4713
March	NOK	8.6322	NOK	8.3715
February	NOK	8.4216	NOK	8.1714
January	NOK	8.6924	NOK	8.2195

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TEEKAY TANKERS

The following table sets forth certain selected historical consolidated financial data of Teekay Tankers. The information as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 has been derived from the audited consolidated financial statements of Teekay Tankers prepared in accordance with GAAP, as recasted for the acquisition of TTOL in May 2017, included in the Report on Form 6-K furnished to the SEC on October 6, 2017 and incorporated herein by reference. For additional information about the recast financial statements, please see the Report on Form 6-K furnished to the SEC on October 6, 2017. The information as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 is derived from Teekay Tankers’ Report on Form 6-K for the fiscal year ended 2016 furnished to the SEC on October 6, 2017. The unaudited information as at and for the six months ended June 30, 2017 and 2016 has been prepared on the same basis as Teekay Tankers’ audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of Teekay Tankers’ consolidated financial statements, in accordance with GAAP. The information presented below is only a summary and should be read in conjunction with the respective audited and unaudited consolidated financial statements of Teekay Tankers, including the notes thereto, incorporated by reference in this joint proxy statement/prospectus.

	Six Month Period Ended June 30,		Year Ended December 31,
(Expressed in thousands of U.S. Dollars, except share and per share data)	2017	2016	2016	2015	2014	2013	2012
	(Unaudited)
Income Statement Data:
Revenues	$239,274	$317,795	$550,543	$534,681	$276,193	$217,809	$290,952
Voyage expenses(1)	(43,185)	(21,850)	(53,604)	(18,727)	(9,968)	(7,735)	(5,473)
Vessel operating expenses(2)	(90,991)	(91,462)	(182,598)	(137,164)	(98,403)	(91,667)	(96,178)
Time-charter hire expense(3)	(21,624)	(36,629)	(59,647)	(74,898)	(32,706)	(54,457)	(117,275)
Depreciation and amortization	(49,324)	(52,688)	(104,149)	(73,760)	(53,292)	(50,973)	(75,492)
General and administrative expenses(2)	(17,253)	(18,974)	(33,199)	(30,403)	(25,130)	(29,560)	(29,583)
(Loss) gain on sale of vessels	(4,569)	(6,420)	(20,594)	771	9,955	(71)	—
Asset impairments	—	—	—	—	—	—	(352,546)
Restructuring charges	—	—	—	(6,795)	(812)	—	—

Income (loss) from operations	12,328	89,772	96,752	193,705	65,837	(16,654)	(385,595)
Interest expense	(14,382)	(15,612)	(29,784)	(17,389)	(8,874)	(9,815)	(20,677)
Interest income	439	52	117	122	445	1,001	1,230
Realized and unrealized gain (loss) on derivative instruments	(1,099)	(11,531)	(964)	(1,597)	5,229	(6,588)	(10,544)
Equity income (loss)	(26,900)	5,849	7,680	11,528	4,951	2,340	716
Other (expense) income	(4,150)	(4,547)	(5,978)	(2,743)	1,318	4,681	(732)

Net income (loss)	$(33,764)	$63,983	$67,823	$183,626	$68,906	$(25,035)	$(415,602)

Earnings (loss) per share(4)
—Basic	$(0.21)	$0.39	$0.40	$1.26	$0.66	$(0.31)	$(4.41)
—Diluted	$(0.21)	$0.39	$0.40	$1.25	$0.65	$(0.31)	$(4.41)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$87,255	$93,753	$94,157	$156,520	$187,757	$48,870	$41,818
Investment in term loans and interest receivable on term loans	—	—	—	—	—	136,061	119,385
Vessels and equipment(5)	1,554,055	1,706,288	1,605,372	1,767,925	897,237	931,374	961,198
Total assets	1,803,426	2,088,936	1,964,370	2,214,803	1,288,844	1,523,510	1,541,087
Total debt(6)	853,779	1,068,513	969,315	1,204,485	732,764	870,525	877,750
Common stock and additional paid in capital	1,143,353	1,095,322	1,103,304	1,094,874	802,650	673,217	672,560
Total equity	889,969	934,851	932,740	899,479	496,684	524,725	560,982
Number of outstanding shares of common stock at the end of the period	179,224,094	156,284,136	159,304,136	156,030,618	112,064,036	83,591,030	83,591,030

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses also include certain costs associated with full service lightering activities which include: short-term in-charter expenses, bunker fuel expenses and other port expenses.
(2)

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, and communication expenses among others. In order to more closely align Teekay Tankers’ presentation to that of many of its peers, effective January 1, 2013 the cost of ship management activities has been presented in vessel operating expenses. Prior to 2013, we included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses. The amounts reclassified for the year ended December 31, 2012 was $7.0 million.
(3)	Time-charter hire expense includes vessel operating lease expense incurred to charter-in vessels.
(4)	Earnings (loss) per share is determined by dividing (a) net income (loss) after adding (deducting) the amount of net income (loss) attributable to the Entities under Common Control which were purchased solely with cash by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.
(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, and (b) advances on any newbuildings.
(6)	Total debt includes the current and long-term portion of debt, and amounts due to affiliates.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TIL

The following table sets forth certain selected historical consolidated financial data of TIL. The information as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 and the period from incorporation on January 10, 2014 to December 31, 2014 has been derived from the audited consolidated financial statements of TIL prepared in accordance with GAAP included in its annual report for the fiscal year ended 2016 filed on the OSE on March 17, 2017. The information as of December 31, 2014 is derived from the audited consolidated financial statements of TIL included in its annual report for the period from incorporation on January 10, 2014 to December 31, 2014 filed with the OSE on March 31, 2015. The unaudited information as at June 30, 2017 and 2016, and for the six months ended June 30, 2017 and 2016 have been prepared on the same basis as TIL’s audited consolidated financial statements and, in the opinion of TIL’s management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of TIL’s consolidated financial statements, in accordance with GAAP. The information presented below is only a summary and should be read in conjunction with the respective audited and unaudited consolidated financial statements of TIL, including in this joint proxy statement/prospectus.

	Six Month Period Ended June 30,		Year Ended December 31,
(Expressed in thousands of U.S. Dollars, except share and per share data)	2017	2016	2016	2015	Jan. 10, 2014 to Dec. 31, 2014
	(Unaudited)
Income Statement Data:
Revenues	$59,476	$93,604	$152,629	$210,834	$80,091
Voyage expenses	(2,893)	(1,168)	(1,480)	(12,346)	(20,893)
Vessel operating expenses	(27,643)	(29,001)	(57,593)	(59,126)	(32,823)
Depreciation and amortization	(17,356)	(17,471)	(35,050)	(32,893)	(16,042)
General and administrative expenses	(4,348)	(3,623)	(6,938)	(6,285)	(4,069)
Gain on sale of vessels	—	1,228	1,228	—	—

Income (loss) from operations	7,236	43,569	52,796	100,184	6,264
Interest expense	(8,929)	(10,100)	(19,124)	(22,308)	(9,175)
Interest income	133	85	148	149	472
Other expenses	(1,000)	(2,227)	(2,690)	(2,227)	(681)

Net income (loss)	(2,560)	31,327	31,130	75,798	(3,120)

Earnings (loss) per share
—Basic	(0.08)	0.99	1.01	2.07	(0.09)
—Diluted	(0.08)	0.98	1.00	2.03	(0.09)
Balance Sheet Data (at end of period):
Cash and cash equivalents	40,625	39,130	35,073	43,420	69,592
Vessels and equipment	713,458	745,717	729,226	763,098	619,159
Total assets	783,435	829,916	803,409	1,027,378	736,262
Long-term debt	339,583	387,923	363,001	581,435	329,524
Common stock and additional paid in capital	322,719	322,520	322,520	357,866	392,838
Total equity	422,521	425,079	424,882	425,351	389,929
Number of outstanding shares of common stock at the end of the period	30,398,057	30,363,561	30,363,561	33,682,881	36,974,851

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial statements are presented to illustrate the proposed Merger of Teekay Tankers and TIL, which was announced on May 31, 2017. The unaudited pro forma condensed combined balance sheet as of June 30, 2017 and the unaudited pro forma condensed combined statements of (loss) income for the six months ended June 30, 2017 and the year ended December 31, 2016 are derived from and should be read in conjunction with the historical unaudited and audited consolidated financial statements of Teekay Tankers, which are available in Teekay Tankers’ Report on Form 6-K for the three and six months ended June 30, 2017 and Report on Form 6-K furnished to the SEC on October 6, 2017 (which includes Teekay Tankers financial statements, as retrospectively adjusted for the acquisition of TTOL in May 2017), respectively, and incorporated by reference in this registration statement and the historical unaudited and audited consolidated financial statements of TIL for the three and six months ended June 30, 2017 and the year ended December 31, 2016, respectively, included in this registration statement. Teekay Tankers’ and TIL’s historical audited and unaudited consolidated financial statements were prepared in accordance with GAAP.

The accompanying unaudited pro forma condensed combined financial statements give effect to adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined statements of (loss) income, are expected to have a continuing impact on the consolidated results. The unaudited condensed combined balance sheet gives effect to the Merger as if it occurred on June 30, 2017 and the unaudited condensed combined statements of income give effect to the Merger as if it happened on January 1, 2016.

Had Teekay Tankers acquired TIL on June 30, 2017 or January 1, 2016, the combination of Teekay Tankers and TIL would have been accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Teekay Tankers being the accounting acquirer under this guidance. In January 2017, the FASB issued ASU 2017-01. ASU 2017-01 modifies the definition of a business which entities are required to use to determine whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective January 1, 2018 for Teekay Tankers. ASU 2017-01 should be applied prospectively on or after the effective date however early application is allowed for acquisitions that have not been reported in financial statements that have been issued. Teekay Tankers expects the Merger to close prior to the adoption of ASU 2017-01, in which case the acquisition of TIL is expected to be accounted for as a business combination. The Teekay Tankers unaudited pro forma condensed combined financial statements have been prepared on this basis. If the acquisition of TIL closes after the adoption of ASU 2017-01, Teekay Tankers expects to account for the transaction as an asset acquisition. The determination of whether or not a transaction is considered a business combination is important because the cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values and does not give rise to goodwill or bargain purchase gain.

The pro forma adjustments are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial statements. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial statements. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of TIL’s identifiable tangible assets acquired and liabilities assumed are based on preliminary estimates of fair value. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions given the current market conditions. Preliminary fair value estimates may change as additional information becomes available or as time passes between the date of the issuance of these pro forma condensed combined financial statements and the date of the closing of the Merger, and such changes could be material.

The unaudited pro forma condensed combined financial statements have been prepared by management in accordance with the regulations of the SEC and are not necessarily indicative of the combined financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that Teekay Tankers will experience after completion of the Merger. In addition, the accompanying unaudited pro forma condensed combined statements of income do not include any expected cost savings or operating synergies, which may be realized subsequent to the completion of the Merger or the impact of any nonrecurring activity and onetime transaction-related or integration-related items. The pro forma condensed combined financial statements reflect the impact of the acquisition of the remaining 50% interest in TTOL described under “Recent Developments of Teekay Tankers” as historical Teekay Tankers results in these unaudited pro forma condensed combined financial statements have been retrospectively adjusted to include the results of TTOL beginning January 1, 2016.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes and assumptions as well as the above referenced historical audited and unaudited consolidated financial statements of both Teekay Tankers and TIL and management’s discussion and analysis of financial condition and results of operations of Teekay Tankers and TIL.

Teekay Tankers Ltd.

Unaudited Pro Forma Condensed Combined Balance Sheet

As at June 30, 2017

(in thousands of U.S. dollars)	Historical Teekay Tankers	Historical TIL	Pro Forma Adjustments	note 4	Pro Forma Combined
ASSETS
Current
Cash and cash equivalents	87,255	40,625	(8,937)	(a)	118,943
Restricted cash	1,380	—	—		1,380
Pool receivables from affiliates, net	9,084	4,780	—		13,864
Accounts receivable	18,187	247	—		18,434
Due from affiliates	46,306	181			46,487
Current portion of derivative asset	116	—	—		116
Prepaid expenses	16,664	7,208	—		23,872

Total current assets	178,992	53,041	(8,937)		223,096
Vessels and equipment—net	1,554,055	713,458	(205,257)	(b)	2,062,256
Investment in and advances to equity accounted investments	43,201	—	(562)	(c)	23,935
		—	(18,704)	(c)
Derivative assets	2,920	—	—		2,920
Intangible assets—net	16,044	—	1,208	(e)	17,252
Due from affiliates—non-current	—	16,936	—		16,936
Other non-current assets	155	—	—		155
Goodwill	8,059	—	—		8,059

Total assets	1,803,426	783,435	(232,252)		2,354,609

Accounts payable	9,253	2,486	—		11,739
Accrued liabilities	26,157	9,217	—		35,374
Current portion of long-term debt	150,254	38,117	(72)	(f)	188,299
Current portion of derivative liabilities	265	—	—		265
Deferred revenue	6,174	1,212	—		7,386
Due to affiliates	31,993	2,065			34,058

Total current liabilities	224,096	53,097	(72)		277,121
Long-term debt	671,532	301,466	(572)	(f)	972,426
Other long-term liabilities	17,829	6,351	—		24,180

Total liabilities	913,457	360,914	(644)		1,273,727
Equity
Common stock, preferred stock and additional paid in capital	1,143,353	322,719	(322,719)	(g)	1,290,166
			146,813	(i)
Accumulated (deficit) earnings	(253,384)	99,802	(8,937)	(a)	(209,284)
			(99,802)	(g)
			53,599	(h)
			(562)	(c)

Total equity	889,969	422,521	(231,608)		1,080,882

Total liabilities and equity	1,803,426	783,435	(232,252)		2,354,609

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Teekay Tankers Ltd.

Unaudited Pro Forma Condensed Combined Statement of (Loss) Income

For the six months ended June 30, 2017

(in thousands of U.S. dollars, except share and per share amounts)	Historical Teekay Tankers	Historical TIL	Pro Forma Adjustments	note 4	Pro Forma Combined
REVENUES
Net pool revenues	80,289	47,032	1,950	(j)	129,271
Time-charter revenues	60,421	9,485	—		69,906
Voyage charter revenues	69,484	2,959	—		72,443
Other revenues	29,080	—	(2,313)	(j)	26,767

Total revenues	239,274	59,476	(363)		298,387
Voyage expenses	(43,185)	(2,893)	363	(j)	(45,715)
Vessel operating expenses	(90,991)	(27,643)	—		(118,634)
Time-charter hire expense	(21,624)	—	—		(21,624)
Depreciation and amortization	(49,324)	(17,356)	5,765	(b)	(60,915)
General and administrative expenses	(17,253)	(4,348)	1,863	(a)	(19,738)
Loss on sale of vessels	(4,569)	—	—		(4,569)

Income from operations	12,328	7,236	7,628		27,192
Interest expense	(14,382)	(8,929)	30	(f)	(23,281)
Interest income	439	133	—		572
Realized and unrealized (loss) gain on derivative instruments	(1,099)	—	287	(d)	(812)
Equity (loss) income	(26,900)	—	28,445	(c)	1,545
Other expense	(4,150)	(1,000)	—		(5,150)

Net (loss) income	(33,764)	(2,560)	36,390		66

Weighted-average number of Class A and Class B Common Stock outstanding (note 5)
Basic	167,173,392				256,151,051
Diluted	167,173,392				256,242,984
Net earnings attributable to common shareholders per share
Basic	($0.21)				$0.00
Diluted	($0.21)				$0.00

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Teekay Tankers Ltd.

Unaudited Pro Forma Condensed Combined Statement of Income

For the year ended December 31, 2016

(in thousands of U.S. dollars, except share and per share amounts)	Historical Teekay Tankers	Historical TIL	Pro Forma Adjustments	note 4	Pro Forma Combined
REVENUES
Net pool revenues	310,108	149,124	5,082	(j)	464,314
Time-charter revenues	97,374	1,516	—		98,890
Voyage charter revenues	90,032	1,989	—		92,021
Other revenues	53,029	—	(5,184)	(j)	47,845

Total revenues	550,543	152,629	(102)		703,070
Voyage expenses	(53,604)	(1,480)	102	(j)	(54,982)
Vessel operating expenses	(182,598)	(57,593)	—		(240,191)
Time-charter hire expense	(59,647)	—	—		(59,647)
Depreciation and amortization	(104,149)	(35,050)	11,657	(b)	(127,542)
General and administrative expenses	(33,199)	(6,938)	500	(a)	(39,637)
Loss on sale of vessels	(20,594)	1,228	—		(19,366)

Income from operations	96,752	52,796	12,157		161,705
Interest expense	(29,784)	(19,124)	122	(f)	(48,786)
Interest income	117	148	—		265
Realized and unrealized (loss) gain on derivative instruments	(964)	—	4,877	(d)	3,913
Equity income	7,680	—	(3,515)	(c)	4,165
Other expense	(5,978)	(2,690)	—		(8,668)

Net income	67,823	31,130	13,641		112,594

Weighted-average number of Class A and Class B Common Stock outstanding (note 5)
Basic	170,098,572				259,076,231
Diluted	170,340,639				259,318,298
Net earnings attributable to common shareholders per share
Basic	$0.40				$0.43
Diluted	$0.40				$0.43

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Teekay Tankers Ltd.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

(all tabular amounts in thousands of U.S. dollars, except share and per share data)

1.	Description of Transaction

On May 31, 2017, Teekay Tankers and TIL entered into the Merger Agreement, whereby TIL and a wholly-owned subsidiary of Teekay Tankers have agreed to merge, with TIL as the surviving legal entity, effectively resulting in the acquisition of TIL by Teekay Tankers. The Merger is subject to approval by the shareholders of TIL (the Merger Agreement) and Teekay Tankers (the Charter Amendment) in separate special general meetings and the Merger is expected to close shortly thereafter. Completion of the Merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals. On closing of the Merger, TIL shareholders (other than shares held in the treasury of TIL or owned by Teekay Tankers and its subsidiaries) will be entitled to receive 3.30 shares of Teekay Tankers Class A Common Stock for each outstanding share of TIL common stock as consideration.

As of the date of the Merger Agreement, Teekay Tankers owned approximately 11.3% of the shares of TIL common stock and Teekay Corporation owned approximately 8.2% of the shares of TIL common stock and upon completion of the Merger Teekay Tankers will own 100% of the shares of TIL common stock.

2.	Accounting Policies

The unaudited pro forma condensed combined financial statements were prepared in accordance with GAAP and pursuant to SEC Regulation S-X Article 11. They present the pro forma financial position and results of operations of the Combined Company based upon the historical information, after giving effect to the acquisition of TIL. The unaudited pro forma condensed combined balance sheet is presented as if the acquisition had occurred on June 30, 2017. The unaudited pro forma condensed combined statements of (loss) income for the six months ended June 30, 2017 and the year ended December 31, 2016 are presented as if the acquisition had occurred on January 1, 2016.

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 and the unaudited pro forma condensed combined statements of (loss) income for the six months ended June 30, 2017 and the year ended December 31, 2016 are derived from and should be read in conjunction with the historical unaudited and audited consolidated financial statements of Teekay Tankers, which are available in Teekay Tankers’ Report on Form 6-K for the three and six months ended June 30, 2017 and Report on Form 6-K furnished to the SEC on October 6, 2017 (which includes Teekay Tankers financial statements, as retrospectively adjusted for the acquisition of TTOL in May 2017), respectively, and incorporated by reference in this registration statement, and the historical unaudited and audited consolidated financial statements of TIL for the three and six months ended June 30, 2017 and the year ended December 31, 2016, respectively, included in this registration statement.

3.	Accounting for the Combination

The unaudited pro forma condensed combined financial information was prepared giving effect to the acquisition of TIL using the acquisition method of accounting under the provisions of ASC 805, whereby the Combined Company’s financial statements reflect a new basis of accounting for the assets acquired and liabilities assumed of TIL, based on their estimated fair value. In addition, the acquirer shall recognize goodwill as of the acquisition date, measured as the excess of the estimated acquisition-date fair value of the consideration transferred and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If such amount is negative, the acquirer shall recognize the resulting gain in earnings on the acquisition date. Furthermore, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

The acquisition method of accounting requires a determination of the estimated fair value on the acquisition date of the net assets acquired, liabilities assumed, consideration transferred and the previously held equity interest in the acquiree. The date on which the acquirer obtains control of the acquiree is the acquisition date. Given that the Merger has not yet been completed, the estimated fair value of net assets acquired liabilities assumed, consideration transferred and the previously held equity interest in the acquiree are considered preliminary and have been presented solely for the purpose of providing pro forma financial information. In addition, the process of estimating the fair values of certain assets acquired and liabilities assumed requires the use of judgement in determining the appropriate assumptions and estimates. Consequently, differences between preliminary estimates in the unaudited pro forma condensed combined financial statements and the final acquisition accounting may occur and such differences could have a material impact on the accompanying pro forma condensed financial information and the Combined Company’s future consolidated financial statements.

The acquisition method of accounting also requires that the accounting acquirer be identified. Teekay Tankers is expected to be the accounting acquirer. The factors that were considered in determining that Teekay Tankers should be treated as the accounting acquirer were the relative asset bases of Teekay Tankers and TIL, the relative voting rights in the Combined Company and the composition of the board of directors of the Combined Company.

The following table contains the allocation of the total purchase price based on management’s preliminary valuation (in thousands):

Cash and cash equivalents	40,625
Pool receivables from affiliates	4,780
Accounts receivable	247
Due from affiliates	181
Prepaid expenses	7,208
Intangible assets	1,208
Vessels and equipment, net	508,201
Due from affiliates—non current	16,936
Accounts payable	(2,486)
Accrued liabilities	(9,217)
Deferred revenue	(1,212)
Due to affiliates	(2,065)
Long-term debt	(338,939)
Non-current liabilities	(6,351)

Fair value of net assets acquired and liabilities assumed	219,116

Total estimated purchase consideration—88.7%(a)	146,813
Teekay Tankers’ previously held ownership in TIL—11.3%(b)	18,704
Bargain purchase gain(c)	53,599

Fair value of net assets acquired and liabilities assumed	219,116

a)

Pursuant to the Merger Agreement, one share of common stock in TIL will entitle the holder (excluding Teekay Tankers and its subsidiaries) to receive 3.30 shares of Teekay Tankers Class A Common Stock. It has been assumed for the purpose of these unaudited pro forma condensed combined financial statements that Teekay Tankers will issue approximately 89.0 million shares of its Class A Common Stock to shareholders in TIL (excluding Teekay Tankers and its subsidiaries) as consideration based on the approximately 27.0 million outstanding common shares of TIL on September 28, 2017 (the most recent practicable date in relation to the filing of this registration statement) (excluding those held by Teekay Tankers or any of its subsidiaries). While the exchange ratio is fixed, the exact number of shares of

Teekay Tankers Class A Common Stock to be issued will be determined upon completion of the Merger. In addition, for the purpose of these unaudited pro forma condensed combined financial statements the estimated fair value of the approximately 89.0 million shares of Teekay Tankers Class A Common Stock as well as the estimated fair value of Teekay Tankers’ previously held equity interest in TIL have been valued using the closing share price of Teekay Tankers Class A Common Stock of $1.65 on September 28, 2017 (the most recent practicable date in relation to the filing of this registration statement). The value of the consideration that TIL’s shareholders will receive when the Merger is completed will ultimately be based on the closing date share price of Teekay Tankers’ Class A Common Stock on the completion date of the Merger, and could materially change.
b)	As previously noted, in a business combination achieved in stages, application of the acquisition method of accounting requires the acquirer to remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. For the purpose of these unaudited pro forma condensed combined financial statements the estimated fair value of Teekay Tankers’ previously held equity interest in TIL at September 28, 2017 (the most recent practicable date in relation to the filing of this registration statement) was $18.7 million. Such amount is derived from the 3.4 million shares of TIL common stock that Teekay Tankers owned on June 30, 2017 and an estimated value per share of $5.45. The estimated value per share is the derived from the 3.30 shares of Teekay Tankers multiplied by Teekay Tankers’ closing share price of $1.65 on September 28, 2017 (the most recent practicable date in relation to the filing of this registration statement).
c)	Pursuant to the acquisition method of accounting, if the excess of the estimated acquisition-date fair value of the consideration transferred and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed is negative, the acquirer shall recognize the resulting gain in earnings on the acquisition date. Based upon such amounts, which are contained in the table above, a bargain purchase gain of $53.6 million would have been recognized. The determination of the final amount of bargain purchase gain, if any, will be based on the closing share price of Teekay Tankers’ Class A Common Stock on the completion date of the Merger. The following table shows the estimated fair value of consideration and estimated fair value of Teekay Tankers’ previously held interest in TIL, and the resulting goodwill or bargain purchase gain and loss on revaluation of Teekay Tankers’ previously held interest in TIL based on the different prices per share of Teekay Tankers’ Class A common stock:

(in thousands of U.S. dollars, except per share data)	Price per Teekay Tankers share	TIL exchanged shares	Estimated fair value of Consideration	Goodwill / (Bargain purchase gain)	Estimated fair value of Teekay Tankers’ 11.3% interest in TIL	Gain/(Loss) on revaluation of Teekay Tankers’ 11.3% interest in TIL
September 28, 2017	1.65	88,978	146,813	(53,599)	18,704	(562)
Decrease of 10%	1.49	88,978	132,132	(70,150)	16,834	(2,432)
Increase of 10%	1.82	88,978	161,494	(37,047)	20,575	1,309
Decrease of 20%	1.32	88,978	117,451	(86,702)	14,963	(4,303)
Increase of 20%	1.98	88,978	176,176	(20,495)	22,445	3,179

4.	Pro Forma Adjustments

a.	In connection with the Merger, the TIL Special Committee engaged Evercore as its independent financial advisor and engaged independent legal and other firms. It is estimated that $8.9 million of costs of these firms will be paid subsequent to June 30, 2017. The unaudited pro forma condensed combined balance sheet as at June 30, 2017 reflects the payment of such costs had the acquisition occurred on June 30, 2017. During the six months ended June 30, 2017 and the year ended December 31, 2016, TIL and Teekay Tankers collectively expensed costs of $1.9 million and $0.5 million, respectively, which were directly related to the Merger. The unaudited pro forma condensed combined income statements for the six months ended June 30, 2017 and the year ended December 31, 2016, have been adjusted to remove such costs as they are a non-recurring charge directly related to the Merger.

b.	The unaudited pro forma condensed combined balance sheet as at June 30, 2017 reflects $205.3 million reduction to the carrying value of TIL’s vessels to reflect their estimated fair value as of June 30, 2017. The estimated fair value is based on management’s estimates after considering recent sales of similar vessels within the marketplace. Applying such reduction to the carrying value of TIL’s vessels as of January 1, 2016 would have reduced depreciation and amortization for the six months ended June 30, 2017 and the year ended December 31, 2016 by $5.8 million and $11.7 million, respectively.

TIL’s fleet consists of 10 Suezmax tankers, 6 Aframax tankers and 2 LR2 product tankers with ages ranging from 5 to 8 years, with an average age of 7.4 years. Consequently, the remaining useful lives of these vessels is estimated to be from 17 to 20 years, with an average remaining useful life of 17.7 years. To the extent the estimated fair value of TIL’s vessels is higher or lower than such estimate of value on June 30, 2017, this difference will impact the purchase price allocation for these vessels within the consolidated financial statements of Teekay Tankers as well as the amount of any goodwill or bargain purchase gain recognized upon completion of the Merger. Any difference in the beginning carrying value compared with the estimate of value on June 30, 2017 will impact the amount of depreciation recognized in subsequent periods.

c.	As of June 30, 2017, Teekay Tankers owned 3.4 million, or approximately 11.3%, of the shares of TIL common stock and the carrying value of such investment was $19.3 million. The unaudited pro forma condensed combined balance sheet as at June 30, 2017, reflects the revaluation of this previously held equity interest to its estimated fair value as of June 30, 2017. Such revaluation resulted in a decrease of the carrying value of Teekay Tankers’ previously held equity interest in TIL from $19.3 million to $18.7 million, a reduction of $0.6 million, which results in a corresponding reduction to accumulated (deficit) earnings. Such loss has not been reflected in the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2017 and the year ended December 31, 2016 as such loss is directly attributable to the transaction. Pursuant to this equity interest, Teekay Tankers recognized equity (loss) income for the six months ended June 30, 2017 and the year ended December 31, 2016 of $(28.4) million and $3.5 million, respectively. The unaudited pro forma condensed combined statements of (loss) income for the six months ended June 30, 2017 or the year ended December 31, 2016 have been adjusted to reflect that no equity (loss) income would have been recognized during these periods had the acquisition had occurred on January 1, 2016.

d.	As of June 30, 2017, Teekay Tankers was the holder of a stock purchase warrant entitling it to purchase up to 750,000 additional shares of TIL common stock and the carrying value of such warrant was nil. Upon completion of the Merger the stock purchase warrant will be cancelled. Pursuant to this stock purchase warrant, Teekay Tankers recognized unrealized losses on derivative instruments for the six months ended June 30, 2017 and the year ended December 31, 2016 of $0.3 million and $4.9 million, respectively. The unaudited pro forma condensed combined statements of (loss) income for the six months ended June 30, 2017 and the year ended December 31, 2016 have been adjusted to reflect that no such unrealized losses on derivative instruments would have been recognized during these periods had the acquisition occurred on January 1, 2016.

e.	As part of the acquisition, Teekay Tankers will assume four time-charter contracts. Such contracts have charter hire day rates that were more favorable than prevailing market rates as of June 30, 2017. The unaudited pro forma combined balance sheet as at June 30, 2017 has been adjusted to reflect the $1.2 million estimated fair value of these contracts at such date. The remaining terms of the contracts are 12 months or less from June 30, 2017 with expected amortization of $1.1 million in 2017 and $0.1 million in 2018. Such contracts are not expected to have a long-term continuing impact on Teekay Tankers after completion of the Merger. Consequently, the unaudited pro forma condensed combined statements of (loss) income for the six months ended June 30, 2017 and the year ended December 31, 2016 have not been adjusted to reflect additional amortization related to these contracts.

f.	The carrying value of TIL’s long-term debt as of June 30, 2017 has been adjusted downwards by $0.6 million to reflect its estimated fair value as of June 30, 2017. The estimated fair value of TIL’s long-term debt is based on estimates using discounted cash flow analyses, based on rates available as of the date of this joint proxy statement/prospectus for debt with similar terms and remaining maturities and the current credit worthiness of TIL. Applying such reduction to the carrying value of TIL’s long-term debt as of January 1, 2016 would have reduced interest expense for the six months ended June 30, 2017 and the year ended December 31, 2016 by $0.1 million and $0.1 million, respectively.

g.	Pursuant to the acquisition method of accounting the carrying value of all equity accounts of the acquiree are eliminated upon consolidation as well as the carrying value of the acquirer’s previously held equity interest in the acquiree. The unaudited pro forma condensed combined balance sheet as at June 30, 2017 has been adjusted to reflect the elimination of the carrying value of common stock, preferred stock and additional paid in capital of TIL ($322.7 million), the carrying value of retained earnings of TIL ($99.8 million).

h.	Pursuant to the acquisition method of accounting, if the difference between the estimated acquisition-date fair value of the consideration transferred and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed is negative, the acquirer shall recognize the resulting gain in earnings on the acquisition date. Based upon the estimated acquisition-date fair value of the consideration transferred (see Note 4i) and the acquisition-date fair value of the acquirer’s previously held equity interest (see Note 4c) and the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed (see Note 3), a bargain gain of $53.6 million would have been recognized. The unaudited pro forma condensed combined balance sheet as at June 30, 2017 has been adjusted for this, however, such gain has not been reflected in the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2017 or the year ended December 31, 2016 as such gain is directly attributable to the transaction.

In connection with the Merger, the TIL Special Commmitte retained Evercore to act as financial advisor to the TIL Special Committee. On May 30, 2017, Evercore delivered its oral opinion to the TIL Special Committee, confirmed by its delivery of a written opinion dated May 30, 2017, that, as of the date thereof, and based upon and subject to the various qualifications, assumptions and limitations set forth in its opinion, the exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock was fair, from a financial point of view, to the holders of shares of TIL common stock (other than Teekay Tankers and its subsidiaries). The bargain purchase gain contained in these unaudited pro forma condensed combined financial statements is substantially the result of the decline in the share price of Teekay Tankers’ Class A Common Stock and an increase in vessel values following Teekay Tankers ultimately proposing an exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock per share of TIL common stock.

i.	Pursuant to the Merger Agreement, one share of TIL common stock will entitle the holder (excluding Teekay Tankers and its subsidiaries) the right to receive 3.30 shares of Teekay Tankers Class A Common Stock, and it has been assumed for the purpose of these unaudited pro forma condensed combined financial statements that Teekay Tankers will issue approximately 89.0 million shares of its Class A Common Stock to shareholders in TIL as Merger Consideration based on the number of outstanding shares of TIL on June 30, 2017 based on a closing share price of $1.65 on September 28, 2017 (the most practicable date used for preparation of the pro forma condensed combined financial information), for a total estimated value of $146.8 million.

j)	During the six months ended June 30, 2017 and the year ended December 31, 2016, Teekay Tankers, through its subsidiary TTOL, provided commercial management services to TIL. Fees earned by TTOL during the six months ended June 30, 2017 were $2.3 million, of which $2.0 million were related to vessels in revenue sharing arrangements and $0.3 million were related to vessels not in revenue sharing arrangements. Fees earned by TTOL during the year ended December 31, 2016 were $5.2 million, of which $5.1 million were related to vessels in revenue sharing arrangements and $0.1 million were related to vessels not in revenue sharing arrangements. Such intercorporate amounts have been eliminated upon combination.

5.	Unaudited Pro Forma Earnings per Share

Pursuant to the Merger Agreement, one share of TIL common stock will entitle the holder (excluding Teekay Tankers and its subsidiaries) the right to receive 3.30 shares of Teekay Tankers Class A Common Stock, and it has been assumed for the purpose of these unaudited pro forma condensed combined financial statements that Teekay Tankers will issue approximately 89.0 million shares of its Class A Common Stock to shareholders in TIL as Merger Consideration based on the number of outstanding shares of TIL on June 30, 2017.

Pro forma basic earnings per share is determined by dividing (a) pro forma net income by (b) the weighted-average number of shares of Teekay Tankers Class A and Class B Common Stock outstanding during the applicable period, adjusted to include approximately 89.0 million shares of Teekay Tankers Class A Common Stock had the Merger been completed on January 1, 2016.

Pro forma diluted earnings per share is determined by dividing (a) pro forma net income by (b) the weighted-average number of shares of Class A and Class B Common Stock outstanding during the applicable period, adjusted to include approximately 89.0 million shares of Class A Common Stock had the Merger been completed on January 1, 2016. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method.

The following table outlines our weighted average number of common shares outstanding during the relevant periods:

	Historical of Teekay Tankers	Acquisition of TIL	Pro Forma Combined
Six months ended June 30, 2017:
Basic	167,173,392	88,977,659	256,151,051
Dilutive effect of stock -based awards	—	—	91,933

Diluted	167,173,392	88,977,659	256,242,984

	Historical of Teekay Tankers	Acquisition of TIL	Pro Forma Combined
Year ended December 31, 2016:
Basic	170,098,572	88,977,659	259,076,231
Dilutive effect of stock -based awards	242,067	—	242,067

Diluted	170,340,639	88,977,659	259,318,298

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TEEKAY TANKERS

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teekay Tankers is incorporated by reference to Teekay Tankers’ Report on Form 6-K filed with the SEC on September 12, 2017 and Teekay Tankers’ Report on Form 6-K furnished to the SEC on October 6, 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF TIL

General

TIL and its subsidiaries represent a specialized investment company focused on the tanker market. TIL was incorporated under the laws of the Marshall Islands in January 2014 by Teekay Corporation to operate and sell modern second-hand tankers to benefit from cyclical fluctuations in the tanker market.

Teekay Corporation is a leading provider of marine services to the global oil and natural gas industries and the world’s largest operator of medium-sized oil tankers. TIL benefits from Teekay Corporation’s expertise, relationships and reputation in operating TIL’s fleet and pursuing its business strategy.

TIL’s principal executive office is at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. TIL owns a fleet of 18 primarily mid-sized crude-oil tankers, as of June 30, 2017.

Significant Developments in 2016 and the first half of 2017

In January 2016, TIL sold two 2010-built VLCCs, the Hemsedal Spirit and Voss Spirit for net proceeds of $151.5 million and recognized a gain of $1.2 million related to the sale of these vessels. Using the net proceeds from the sale, TIL fully repaid one of its term loans.

In February 2016, the TIL Board authorized a new share repurchase program to repurchase up to $60.0 million of TIL common stock. During 2016, TIL repurchased 3.3 million shares for $31.8 million, completing a $30.0 million TIL share repurchase program authorized in September 2015 and beginning the $60.0 million share repurchase program announced in February 2016.

Prior to October 2016, all of TIL’s vessels traded in the spot tanker market within Teekay Corporation’s revenue sharing arrangements (or RSAs). In October 2016, the Emerald Spirit left the Aframax RSA to begin a one-year time-charter at $17,500 per day. In December 2016, the Hovden Spirit and Trysil Spirit began carrying crude oil and trading in the Aframax RSA. Prior to December 2016, both vessels were carrying refined petroleum products and were trading in the Taurus RSA. In February 2017, the Tarbet Spirit left the Aframax RSA to begin a one-year time-charter at $17,000 per day. In March 2017, the Shenlong Spirit left the Suezmax RSA to begin a one-year time-charter at $19,750 per day. In April 2017, the Tahoe Spirit left the Suezmax RSA to begin a one-year time-charter at $19,750 per day.

On May 31, 2017, TIL entered into the Merger Agreement pursuant to which Merger Sub will be merged with and into TIL, with TIL continuing as the Surviving Company. Upon completion of the Merger, holders of TIL common stock (other than any shares held by TIL or Teekay Tankers or its subsidiaries) will receive 3.30 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock. The Merger is expected to close in the fourth quarter of 2017.

Tanker Market

Tanker rates in 2016 softened from the highs seen in 2015, yet remained in-line with the ten-year average as a result of ongoing positive demand fundamentals. Global oil demand remained strong in 2016 with growth of 1.5 million barrels per day (mb/d), which was 0.4 mb/d higher than the ten-year average. Global oil supply was also strong, with record high Organization of the Petroleum Exporting Countries (or OPEC) production for 2016 of 32.6 mb/d. However, unexpected supply outages in Nigeria put pressure on mid-sized tanker demand in mid-2016. Oil prices remained in the mid-$40 per barrel range for most of 2016 before increasing in December 2016 as OPEC firmed plans for production cuts as a means to rebalance oil markets. While ongoing low prices throughout the year provided some support for tonne-mile demand through strategic and commercial stockpiling programs, record high onshore stock levels towards the second half of 2016 resulted in lower import requirements as refiners struggled with stockpile levels. Tanker fleet growth also created some downside pressure to tanker rates towards the second half of 2016 as crude tanker fleet growth reached 6% and scrapping dipped to the lowest level since 1995.

Crude tanker rates strengthened in the fourth quarter of 2016 due to expected seasonal factors, and reached a seasonal high in December 2016, as global refinery throughput, increased exports out of Nigeria, Libya, and Baltic / Black Sea ports, and winter weather delays provided support for tanker rates. Mid-sized crude tanker rates, in particular, found support from weather delays through the Turkish Straits along with increasing exports out of the U.S. Gulf. Record high Middle East OPEC crude production, averaging 25.6 mb/d in the fourth quarter of 2016, also provided a boost for crude tanker tonne-mile demand.

Crude tanker spot rates softened during the second quarter of 2017 due to the combined impact of lower OPEC oil production, high tanker fleet growth and normal seasonal weakness. Rates have continued to decline at the start of third quarter of 2017, in what is normally the weakest part of the year for tanker rates.

OPEC supply cuts continue to have a negative impact on crude tanker demand, with OPEC crude oil production averaging 32.1 million barrels per day (mb/d) through the first half of 2017 compared with production of 33.2 mb/d at the end of 2016. The majority of these supply cuts have come from the Middle East nations, led by Saudi Arabia.

Some of the spot rate weakness has been offset by an increase in exports from key mid-size tanker load regions. US crude oil exports have averaged 750 thousand barrels per day (kb/d) through the first half of 2017 compared with average exports of 485 kb/d in 2016, with oil increasingly moving long-haul to destinations such as India and China. Production recently increased in Nigeria and Libya, both of which are exempt from OPEC supply cuts. Libyan production reportedly reached 1 mb/d as of July 2017, which if confirmed would be the highest production level since mid-2013. Nigerian crude production reached 1.6 mb/d in June 2017, the highest since April 2016. Taken together, these developments should be positive for mid-size tanker demand in the Atlantic basin.

In addition to these positive trade fundamentals, global oil demand growth remains robust with forecast growth of approximately 1.6 mb/d in 2017 and a further 1.4 mb/d in 2018, according to the International Energy Agency (IEA) as of September, 2017. This is an upward revision since the first quarter of 2017 due to higher than expected demand growth in the non-OECD areas.

Despite these positive demand factors, high tanker fleet growth continues to significantly challenge the tanker market and has led to a decrease in tanker fleet utilization and tanker rates through the first half of the year. The global tanker fleet grew by 19.4 million deadweight tons (mdwt), or 3.5 percent in the first half of 2017, due to a heavy delivery schedule for large crude tankers and a continued lack of scrapping.

Fleet and TCE Rates

TIL calculates time-chartered equivalent (or TCE) rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. In accordance with GAAP, TIL reports total revenues in its consolidated statements of income and includes voyage expenses among its operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (defined as revenues less voyage expenses), a non-GAAP financial measure, and TCE rates where applicable. The following table outlines the average TCE rates earned by vessels for the periods indicated:

(all amounts in thousands of U.S. dollars, except days and per revenue day)	Revenues	Voyage Expenses	Adjustments(1)	Net Revenues— As adjusted	Revenue Days	Average TCE per Revenue Day(1)
Three months ended June 30, 2017
Voyage-charter contracts—Suezmax	$11,763	($53)	$656	$12,366	716	$17,260
Voyage-charter contracts—Aframax	$6,907	($113)	$443	$7,237	524	$13,811
Time-charter out contracts—Suezmax	$3,588	($164)	$101	$3,525	182	$19,366
Time-charter out contracts—Aframax	$3,154	($174)	$102	$3,082	182	$16,936

Total	$25,412	($504)	$1,302	$26,210	1,604	$16,336

(all amounts in thousands of U.S. dollars, except days and per revenue day)	Revenues	Voyage Expenses	Adjustments(1)	Net Revenues— As adjusted	Revenue Days	Average TCE per Revenue Day(1)

Three months ended June 30, 2016
Voyage-charter contracts—Suezmax	$26,961	($152)	$897	$27,706	889	$31,158
Voyage-charter contracts—Aframax	$12,238	—	$422	$12,660	533	$23,769
Voyage-charter contracts—Coated Aframax	$3,776	—	$114	$3,890	182	$21,371
Voyage-charter contracts—VLCC	$59	$214	—	$273	—	—

Total	$43,034	$62	$1,433	$44,529	1,604	$27,764

Six months ended June 30, 2017
Voyage-charter contracts—Suezmax	$33,267	($2,183)	$1,442	$32,526	1,599	$20,331
Voyage-charter contracts—Aframax	$16,723	($191)	$936	$17,468	1,085	$16,100
Time-charter out contracts—Suezmax	$3,805	($181)	$107	$3,731	193	$19,333
Time-charter out contracts—Aframax	$5,681	($338)	$199	$5,542	328	$16,895

Total	$59,476	($2,893)	$2,684	$59,267	3,205	$18,486

Six months ended June 30, 2016
Voyage-charter contracts—Suezmax	$58,561	($811)	$1,941	$59,691	1,773	$33,636
Voyage-charter contracts—Aframax	$27,001	—	$885	$27,886	1,079	$25,853
Voyage-charter contracts—Coated Aframax	$8,090	—	$233	$8,323	364	$22,888
Voyage-charter contracts—VLCC	($48)	($357)	—	($405)	—	—

Total	$93,604	($1,168)	$3,059	$95,495	3,216	$29,694

Year ended December 31, 2016
Voyage-charter contracts—Suezmax	$95,585	($970)	$3,214	$97,829	3,607	$27,122
Voyage-charter contracts—Aframax	$41,789	($109)	$1,686	$43,366	2,082	$20,829
Voyage-charter contracts—Coated Aframax	$13,051	—	$430	$13,481	727	$18,543
Voyage-charter contracts—VLCC	$689	($321)	—	$368	—	—
Time-charter out contracts—Aframax	$1,515	($80)	$62	$1,497	87	$17,203

Total	$152,629	($1,480)	$5,392	$156,541	6,503	$24,072

Year ended December 31, 2015
Voyage-charter contracts—Suezmax	$84,071	($4,170)	$7,975	$87,876	2,300	$38,207
Voyage-charter contracts—Aframax	$67,792	($166)	$1,999	$69,625	2,163	$32,189
Voyage-charter contracts—Coated Aframax	$20,143	—	$642	$20,785	730	$28,473
Voyage-charter contracts—VLCC	$38,828	($8,010)	$971	$31,789	678	$46,886

Total	$210,834	($12,346)	$11,587	$210,075	5,871	$35,782

January 10, 2014 to December 31, 2014
Voyage-charter contracts—Suezmax	$22,001	($914)	$1,937	$23,024	1,140	$20,196
Voyage-charter contracts—Aframax	$29,912	($8,707)	$2,347	$23,552	1,073	$21,950
Voyage-charter contracts—Coated Aframax	$7,297	—	$304	$7,601	406	$18,721
Voyage-charter contracts—VLCC	$20,881	($11,272)	$572	$10,181	474	$21,479

Total	$80,091	($20,893)	$5,160	$64,358	3,093	$20,807

(1)	Average TCE per revenue day excludes pool management fees and commissions payable for commercial management for TIL vessels and off-hire bunker and other expenses, all of which are included as part of the adjustments. Revenue days are the total number of calendar days TIL vessels were in TIL’s possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days. TIL uses revenue days to explain changes in its net revenues between periods.

Results of Operations

Three and Six Months Ended June 30, 2017 versus Three and Six Months Ended June 30, 2016

The following table presents TIL’s operating results for the three months ended June 30, 2017 and 2016.

	Three Months Ended June 30,
(in thousands of U.S. dollars)	2017	2016	% Change
Revenues	25,412	43,034	(41)
Voyage expenses	(504)	62	n/a

Net revenues	24,908	43,096	(42)
Vessel operating expenses	(14,447)	(14,222)	2
Depreciation and amortization	(8,742)	(8,769)	(1)
General and administrative expenses	(2,817)	(1,839)	53

(Loss) income from vessel operations	(1,098)	18,266	n/a
Interest income	83	30	177
Interest expense	(4,506)	(4,680)	(4)
Other expenses	(262)	(1,016)	(74)

Net (loss) income	(5,783)	12,600	n/a

The following table presents TIL’s operating results for the six months ended June 30, 2017 and 2016.

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2017	2016	% Change
Revenues	59,476	93,604	(36)
Voyage expenses	(2,893)	(1,168)	148

Net revenues	56,583	92,436	(39)
Vessel operating expenses	(27,643)	(29,001)	(5)
Depreciation and amortization	(17,356)	(17,471)	(1)
General and administrative expenses	(4,348)	(3,623)	20
Gain on sale of vessels	—	1,228	n/a

Income from vessel operations	7,236	43,569	(83)
Interest income	133	85	56
Interest expense	(8,929)	(10,100)	(12)
Other expenses	(1,000)	(2,227)	(55)

Net (loss) income	(2,560)	31,327	n/a

Net Revenues. Net revenue decreased to $56.6 million for the six months ended June 30, 2017, from $92.4 million for the six months ended June 30, 2016, primarily due to:

•	a decrease of $23.0 million resulting from lower average TCE rates earned by TIL’s Suezmax tankers;

•	a decrease of $9.9 million resulting from lower average TCE rates earned by TIL’s Aframax tankers; and

•	a decrease of $3.3 million resulting from lower average TCE rates earned by TIL’s LR2 product tankers.

Net revenue decreased to $24.9 million for the three months ended June 30, 2017, from $43.1 million for the three months ended June 30, 2016, primarily due to:

•	a decrease of $11.7 million resulting from lower average TCE rates earned by TIL’s Suezmax tankers;

•	a decrease of $4.4 million resulting from lower average TCE rates earned by TIL’s Aframax tankers; and

•	a decrease of $1.8 million resulting from lower average TCE rates earned by TIL’s LR2 product tankers.

Vessel Operating Expenses. Vessel operating expenses decreased to $27.6 million for the six months ended June 30, 2017, from $29.0 million for the six months ended June 30, 2016, primarily due to:

•	a decrease of $0.7 million relating to the timing and extent of planned vessel maintenance and repairs;

•	a decrease of $0.5 million due to lower fleet overhead and lower crew manning costs; and

•	a decrease of $0.2 million from the sale of two VLCCs in January 2016.

Vessel operating expenses increased to $14.4 million for the three months ended June 30, 2017, from $14.2 million for the three months ended June 30, 2016, primarily due to the timing and extent of planned vessel maintenance and repairs.

Depreciation and Amortization. Depreciation and amortization expense for the three and six months ended June 30, 2017 have remained consistent with the three and six months ended June 30, 2016.

General and Administrative Expenses. General and administrative expenses increased to $2.8 million and $4.3 million for the three and six months ended June 30, 2017, respectively, from $1.8 million and $3.6 million for the three and six months ended June 30, 2016, respectively. The increase primarily relates to higher corporate expenses incurred during the three and six months ended June 30, 2017.

Gain on Sale of Vessels. Gain on sale of vessels of $1.2 million for the six months ended June 30, 2016, relates to the sale of two VLCCs in January 2016.

Interest Expense. Interest expense decreased to $4.5 million and $8.9 million for the three and six months ended June 30, 2017, respectively, from $4.7 million and $10.1 million for the three and six months ended June 30, 2016, respectively, primarily due to a lower overall debt principal balance resulting from the principal prepayments of $96.5 million after the sale of the two VLCCs in 2016 and other prepayments and repayments of debt of $123.6 million and $24.1 million throughout 2016 and the first half 2017, respectively.

Other Expenses. Other expenses were $0.3 million and $1.0 million for the three and six months ended June 30, 2017, respectively, compared to $1.0 million and $2.2 million for the three and six months ended June 30, 2016, respectively. The decrease is primarily due to a decrease of TIL’s estimate of freight tax expense for the three and six months ended June 30, 2017, due to lower vessel activity as compared to the same periods in 2016.

Year Ended December 31, 2016 versus Year Ended December 31, 2015

The following table presents TIL’s operating results for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015	% Change
Revenues	152,629	210,834	(28)
Voyage expenses	(1,480)	(12,346)	(88)

Net revenues	151,149	198,488	(24)
Vessel operating expenses	(57,593)	(59,126)	(3)
Depreciation and amortization	(35,050)	(32,893)	7
General and administrative expenses	(6,938)	(6,285)	10
Gain on sale of vessels	1,228	—	n/a

Income from operations	52,796	100,184	(47)
Interest income	148	149	(1)
Interest expense	(19,124)	(22,308)	(14)
Other expenses	(2,690)	(2,227)	21

Net income	31,130	75,798	(59)

Net Revenues. Net revenue decreased to $151.1 million for 2016 from $198.5 million for 2015 primarily due to:

•	a decrease of $30.6 million from the sale of two VLCCs in January 2016;

•	a decrease of $24.6 million resulting from lower average TCE rates earned by TIL’s Aframax tankers in 2016 compared to 2015;

•	a decrease of $15.9 million resulting from lower average TCE rates earned by TIL’s Suezmax tankers in 2016 compared to 2015; and

•	a decrease of $7.2 million resulting from lower average TCE rates earned by TIL’s LR2 product tankers in 2016 compared to 2015;

partially offset by

•	an increase of $30.6 million resulting from the addition of six Suezmax tankers acquired in the third quarter of 2015.

Vessel Operating Expenses. Vessel operating expenses decreased to $57.6 million for 2016 from $59.1 million for 2015 primarily due to:

•	a decrease of $7.3 million due to the sale of two VLCCs in January 2016;

•	a decrease of $1.1 million relating to the timing and extent of planned vessel maintenance and repairs; and

•	a decrease of $0.8 million due to lower port costs and fleet overhead costs relating to the timing of seafarer training and other initiatives;

partially offset by

•	an increase of $7.6 million due to the acquisition of six Suezmax tankers in the third quarter of 2015.

Depreciation and Amortization. Depreciation and amortization increased to $35.1 million for 2016 from $32.9 million for 2015. The increase primarily relates to the addition of six Suezmax tankers acquired in 2015 and higher amortization of dry-docking expenditures in 2016 as compared to the prior year. This was partially offset by the sale of two VLCC tankers in January 2016.

General and Administrative Expenses. General and administrative expenses increased to $6.9 million for 2016 from $6.3 million for 2015. The increase primarily relates to a net increase of $0.6 million as a result of higher corporate expenses incurred during 2016 relating to the six Suezmax tankers acquired in 2015, partially offset by the sale of two VLCCs in January 2016.

Gain on Sale of Vessels. Gain on sale of vessels of $1.2 million for the year ended December 31, 2016 primarily relates to the sale of two VLCCs in January 2016.

Interest Expense. Interest expense decreased to $19.1 million for 2016 from $22.3 million for 2015, primarily due to lower overall debt principal balance resulting from the principal prepayments of $96.5 million after the sale of the two VLCCs in 2016 and a total of $123.5 million of other prepayments and repayments of debt throughout 2016.

Other Expenses. Other expenses were $2.7 million in 2016, compared to $2.2 million in 2015. The increase is primarily due to an increase of TIL’s estimate of freight tax expense for the year ended December 31, 2016 due to higher vessel activity as compared to the prior year.

Year Ended December 31, 2015 versus Period Ended December 31, 2014

The following table presents TIL’s operating results for the year ended December 31, 2015 and the period from incorporation on January 10, 2014 to December 31, 2014:

(in thousands of U.S. dollars)	Year Ended December 31, 2015	Date of incorporation on January 10, 2014 to December 31, 2014
Revenues	210,834	80,091
Voyage expenses	(12,346)	(20,893)

Net revenues	198,488	59,198
Vessel operating expenses	(59,126)	(32,823)
Depreciation and amortization	(32,893)	(16,042)
General and administrative expenses	(6,285)	(4,069)

Income from operations	100,184	6,264

Interest income	149	472
Interest expense	(22,308)	(9,175)
Other expenses	(2,227)	(681)

Net income (loss)	75,798	(3,120)

Net Revenues. Net revenue increased to $198.5 million for 2015 from $59.2 million for 2014 primarily due to:

•	an increase of $62.4 million from more revenue days in 2015 compared to 2014 due to the addition of two VLCCs, six Aframax tankers and two LR2 product tankers acquired in 2014;

•	an increase of $26.0 million from the acquisition of six Suezmax tankers in 2015;

•	an increase of $21.2 million resulting from higher average TCE rates earned by TIL’s Suezmax tankers in 2015 compared to 2014;

•	an increase of $12.0 million resulting from higher average TCE rates earned by TIL’s VLCCs in 2015 compared to 2014;

•	an increase of $11.0 million resulting from higher average TCE rates earned by TIL’s Aframax tankers in 2015 compared to 2014; and

•	an increase of $4.0 million resulting from higher average TCE rates earned by TIL’s LR2 product tankers in 2015 compared to 2014.

Vessel Operating Expenses. Vessel operating expenses increased to $59.1 million for 2015 from $32.8 million for 2014 primarily due to the addition of two VLCCs, six Suezmax tankers, six Aframax tankers and two LR2 product tankers acquired in 2014 and six Suezmax tankers acquired in 2015.

Depreciation and Amortization. Depreciation and amortization increased to $32.9 million for 2015 from $16.0 million for 2014. The increase primarily relates to the addition of two VLCCs, six Suezmax tankers, six Aframax tankers and two LR2 product tankers acquired in 2014 and six Suezmax tankers acquired in 2015.

General and Administrative Expenses. General and administrative expenses increased to $6.3 million for 2015 from $4.1 million for 2014. The increase primarily relates to an increase of $2.2 million as a result of higher corporate expenses incurred during 2015 relating to the two VLCCs, six Suezmax tankers, six Aframax tankers and two LR2 product tankers acquired in 2014 and six Suezmax tankers acquired in 2015.

Interest Expense. Interest expense increased to $22.3 million for 2015 from $9.2 million for 2014, primarily due to additional interest incurred from new debt drawn in 2014 and 2015 to finance the acquisition of vessels.

Other Expenses. Other expenses were $2.2 million in 2015, compared to $0.7 million in 2014. The increase is primarily due to an increase of TIL’s estimate of freight tax expense for the year ended December 31, 2015, due to higher vessel activity as compared to the prior year.

Liquidity and Capital Resources

Liquidity and Cash Needs

TIL’s primary sources of liquidity are cash and cash equivalents, cash flows provided by TIL’s operations, TIL’s undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. TIL’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $89.7 million as at June 30, 2017, $109.9 million as at December 31, 2016 and $68.4 million as at December 31, 2015. The decrease in liquidity during the first half of 2017 was primarily due to a reduction in the value of the underlying secured assets and partially offset by net operating cash flow net of scheduled debt repayments during this period. The increase in liquidity during 2016 was primarily due to net operating cash flow net of scheduled debt repayments during this period as well as the additional liquidity generated from the sale of two VLCCs in January 2016 net of debt repayments. TIL anticipates that its primary sources of funds for its liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which TIL believes will be sufficient to meet its existing liquidity needs for at least the 12 months following June 30, 2017.

TIL’s short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, scheduled repayments of long-term debt, as well as funding TIL’s other working capital requirements. TIL hase not paid any dividends since its incorporation on January 10, 2014. TIL’s short-term charters and spot market tanker operations contribute to the volatility of TIL’s net operating cash flow, and thus TIL’s ability to generate sufficient cash flows to meet TIL’s short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

TIL’s long-term capital needs are primarily for capital expenditures and debt repayment. Generally, TIL expects that its long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. TIL expects that it will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

TIL’s revolving credit facilities and term loans are described in Note 2—Long-Term Debt to TIL’s consolidated financial statements for the three and six months ended June 30, 2017 included in this joint proxy statement/prospectus. TIL’s revolving credit facilities and term loans contain covenants and other restrictions TIL believes are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, making certain negative pledges or granting certain liens, and selling, transferring, assigning or conveying assets. Some of the covenants and restrictions in TIL’s financing agreements could restrict TIL’s ability to pay dividends on its common stock. However, as of the date of this joint proxy statement/prospectus, TIL does not expect that these covenants will have such an effect. TIL’s revolving credit facilities and term loans require TIL to maintain financial covenants. Should TIL not meet these financial covenants, the lender may declare TIL’s obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect TIL’s short-term liquidity requirements. As at June 30, 2017, TIL was in compliance with all covenants in respect of these credit facilities.

Passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on TIL’s business, which TIL cannot predict with certainty at this time. Such regulatory measures could increase TIL’s costs related to operating and maintaining TIL’s vessels and require TIL to install new emission controls, acquire allowances or pay taxes related to TIL’s greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for TIL’s services.

Cash Flow

Operating Activities

Net cash flow provided by operating activities in each period is primarily impacted by the size of TIL’s fleet, the TCE rates TIL’s vessels earn and the number of vessels required to enter drydock for regularly scheduled inspection and maintenance. In addition, due to the volatility of TCE rates and the lag between monthly net pool revenue and receipt of monthly cash distributions, there can be a significant amount of the change in non-cash working capital items related to operating activities.

TIL’s net cash flow provided by operating activities increased from an outflow of $16.4 million in 2014 to inflows of $86.2 million in 2015 and $92.5 million in 2016. The increases over this three-year period were primarily due to the following:

•	TIL’s first vessel purchase was four vessels in February 2014; TIL’s fleet increased to 14 vessels by December 31, 2014. During 2015, TIL acquired six additional vessels and sold two vessels in early 2016. The increase in fleet size over this three year period has resulted in an increase in net cash flow provided by operating activities over this period.

•	The average TCE rate across TIL’s fleet strengthened in 2015 but weakened in 2016. The average TCE rate increased from $20,807 in 2014 to $35,782 in 2015, and decreased to $24,072 in 2016.

•	The number of scheduled dry dockings for TIL’s vessels consisted of seven vessels in 2014, three vessels in 2015 and one vessel in 2016. As a result, cash used for dry-docking expenditures was $15.9 million in 2014, $6.6 million in 2015 and $0.8 million in 2016.

TIL’s net cash flow provided by operating activities decreased from $70.6 million in the first half of 2016 to $29.7 million in the first half of 2017. Such decrease was primarily due to lower TCE rates.

Financing Activities

TIL raised $408.1 million from the issuance of shares of TIL common stock in 2014 and borrowed $181.1 million in 2014 and $347.1 million in 2015 in order to finance the acquisition of 14 vessels in 2014 and 6 vessels in 2015.

TIL’s loan agreements typically require TIL to repay amounts borrowed on a scheduled basis over the term of the loan. Scheduled repayments of long-term debt were $14.6 million in 2014, $38.7 million in 2015, $41.8 million in 2016, $19.1 million in the first half of 2017 and $21.1 million in the first half of 2016.

TIL’s loan agreements typically enable TIL to prepay amounts borrowed and TIL would typically use excess cash generated from operations or vessel sales to make such prepayments. Prepayments of long-term debt were $59.7 million in 2015, $178.3 million in 2016, $5.0 million in the first half of 2017 and $173.3 million in the first half of 2016.

The TIL Board authorized the repurchase of shares of TIL common stock in the open market of up to $30 million in October 2014, $30 million in September 2015 and $60 million in February 2016. Pursuant to these authorizations, TIL used $15.3 million to repurchase 1.5 million shares in 2014, $40.6 million to repurchase 3.3 million shares in 2015, and $31.8 million to repurchase 3.3 million shares in 2016.

Investing Activities

TIL spent $473.4 million in 2014 and $320.5 million in 2015 to acquire two VLCCs, four Suezmax tankers, six Aframax tankers and two coated Aframax tankers in 2014 and six Suezmax tankers in 2015. In January 2016, TIL sold two 2010-built VLCCs, the Hemsedal Spirit and Voss Spirit, for net proceeds of $151.5 million.

Commitments and Contingencies

The following table summarizes TIL’s long-term contractual obligations as at June 30, 2017:

(in millions of U.S. dollars)	Total	Remainder of 2017	2018	2019	2020	2021
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities and term loans(1)	342.1	19.1	38.2	113.2	91.1	80.5

(1)	Excludes all expected interest payments of $7.2 million (remainder of 2017), $13.0 million (2018), $9.6 million (2019), $4.9 million (2020) and $1.4 million (2021). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at June 30, 2017, plus margins on debt that has been drawn that range from 0.5% to 3.5%.

Off-Balance Sheet Arrangements

TIL has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on TIL’s financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

TIL prepares its consolidated financial statements in accordance with GAAP, which requires TIL to make estimates in the application of its accounting policies based on TIL’s best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that TIL’s consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from TIL’s assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that TIL considers to be the most critical to an understanding of its financial statements because they inherently involve significant judgments and uncertainties. For a further description of TIL’s material accounting policies, please read Note 3—Significant Accounting Policies to TIL’s consolidated financial statements included in this joint proxy statement/prospectus.

Revenue Recognition

Description. TIL recognizes revenue from time charters daily over the term of the charter as the applicable vessel operates under the charter. TIL does not recognize revenues during days that the vessel is off hire. When the time charter contains a profit-sharing agreement, TIL recognizes the profit-sharing or contingent revenues when the contingency is resolved. All revenues from voyage charters are recognized on a proportional performance method. TIL uses a discharge-to-discharge basis in determining the proportional performance for all spot voyages. TIL does not begin recognizing revenue until a charter has been agreed to by the customer and TIL, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Judgments and Uncertainties. In applying the proportionate performance method, TIL believes that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, TIL generally has information about the next load port and expected discharge port, but at the time of loading TIL is typically less certain what the next load port will be. TIL uses this method of revenue recognition for all spot voyages. However TIL does not begin recognizing revenue for any of its vessels until a charter has been agreed to by the customer and TIL, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with TIL’s estimates in applying the proportionate performance method, TIL’s revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. TIL reviews vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for conventional crude oil and product tankers, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of TIL’s vessels takes into account design life, commercial considerations and regulatory restrictions. TIL’s estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of TIL’s vessels. TIL’s estimated charter rates are based on rates under existing vessel contracts and market rates at which TIL expects it can re-charter its vessels. TIL’s estimates of vessel utilization, including estimated off-hire time, are based on historical experience and TIL’s projections of the number of future conventional tanker voyages. TIL’s estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and TIL’s expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of TIL’s vessels used in TIL’s estimates of future cash flows are consistent with those used in the calculations of depreciation.

In TIL’s experience, certain assumptions relating to TIL’s estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to TIL’s estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. TIL believes that the assumptions used to estimate future cash flows of its vessels are reasonable at the time they are made. TIL can make no assurances, however, as to whether its estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If TIL concludes that a vessel or equipment is impaired, TIL recognizes a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment.

Dry docking

Description. TIL capitalizes a substantial portion of the costs TIL incurs during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated date of completion of the next dry docking. TIL immediately expenses costs for routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized dry-docking expenditure requires TIL to estimate the period of the next dry docking. While TIL typically dry docks each vessel every two and a half to five years, TIL may dry dock the vessels at an earlier date. The actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. TIL is not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that it anticipates will have a material impact on its current or future operations.

Effect if Actual Results Differ from Assumptions. If TIL changes its estimate of the next dry dock date, TIL will adjust its annual amortization of dry-docking expenditures.

Quantitative and Qualitative Disclosures About Market Risk

TIL is exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. As of June 30, 2017 and during previous periods, TIL has not used financial instruments to manage these market risks.

RELATED PARTY TRANSACTIONS

Described below are related party transactions between TIL and Teekay Tankers or its affiliates, including Teekay Corporation, the controlling shareholder of Teekay Tankers. The following should be read in conjunction with the other information in this joint proxy statement/prospectus and the information incorporated by reference into this joint proxy statement/prospectus.

TIL Officers and Certain of its Directors

William Hung, Scott Gayton and Edith Robinson, TIL’s Chief Executive Officer, Chief Financial Officer and Secretary, respectively, are also employees of Teekay Corporation or its subsidiaries. Mr. Hung also serves as Executive Vice President, Strategic Development, of Teekay Corporation; Mr. Gayton also serves as Vice President, Finance, of Teekay Corporation; and Ms. Robinson also serves as Secretary of Teekay Tankers and of the general partner of each of Teekay LNG Partners L.P. and Teekay Offshore Partners L.P, which are affiliates of Teekay Corporation.

Kenneth Hvid, a director of TIL, is also the President and Chief Executive Officer of Teekay Corporation and a director of Teekay Tankers and the general partner of Teekay Offshore Partners L.P.

William Lawes, a director of TIL, is also a director of Teekay Tankers.

Shareholdings in TIL

As of the date of this joint proxy statement/prospectus, Teekay Tankers owned approximately 11.3% of the outstanding TIL common stock and the sole share of Series A-2 preferred stock of TIL and Teekay Corporation owned approximately 8.2% of the outstanding shares of TIL common stock and the sole share of Series A-1 preferred stock of TIL. In addition, directors and executive officers of Teekay Tankers and Teekay Corporation and their affiliates owned (directly or indirectly) and had the right to vote approximately 0.01% of the TIL common stock entitled to be voted at the TIL Special Meeting.

Transactions Relating to TIL’s January 2014 Formation and Private Placement

In January 2014, Teekay Corporation and Teekay Tankers jointly created TIL and TIL effected a $250 million private placement of shares of its common stock, in which private placement each of Teekay Corporation and Teekay Tankers invested $25 million. In connection with TIL’s formation and the January 2014 private placement, Teekay Tankers or Teekay Corporation or its affiliates entered into the transactions with TIL described below.

Renunciation of Business Opportunities and Noncompetition Agreement

Renunciation of Business Opportunities. Article VI of TIL’s Articles of Incorporation provides that, unless otherwise agreed in writing and to the fullest extent permitted by law, Teekay Corporation, Teekay Tankers and certain of their affiliates may engage in the same or similar activities or lines of business as TIL, and that TIL is deemed to have no interest or expectancy in any business opportunity, transaction or other matter (including, without limitation, any opportunity to charter out, charter in, lease or acquire oil or product tankers or to acquire oil or product tanker businesses) (each a Business Opportunity) in which any of Teekay Corporation, Teekay Tankers and such affiliates engages or seeks to engage merely because TIL engages in the same or similar activities or lines of business as any of those involved in or implicated by such Business Opportunity. In addition, if any of Teekay Corporation, Teekay Tankers or certain of their affiliates acquires knowledge of a potential Business Opportunity, it has no duty to communicate or offer such Business Opportunity to TIL. This provision effectively limits the fiduciary duties TIL or its shareholders otherwise may be owed regarding these Business Opportunities by the TIL directors and officers who also serve as directors or officers of Teekay Corporation, Teekay Tankers or their other affiliates.

Article VI of TIL’s Articles of Incorporation will automatically terminate with respect to Teekay Corporation and its applicable affiliates or Teekay Tankers and its applicable affiliates if Teekay Corporation and such affiliates or Teekay Tankers and such affiliates, as applicable, no longer retain beneficial ownership of at least (a) an aggregate of 5.0 million shares of TIL common stock, if Teekay Corporation and Teekay Tankers remain affiliates, or (b) 2.5 million shares of TIL common stock, if Teekay Corporation and Teekay Tankers no longer are affiliates. Holders of over 80% of TIL’s voting shares may amend Article VI of TIL’s Articles of Incorporation.

Noncompetition Agreement. In January 2014, TIL entered into a noncompetition agreement with Teekay Corporation and Teekay Tankers, in which TIL agreed that until January 2029, it would not (a) own, lease, operate or charter any (i) dynamically-positioned shuttle tanker, (ii) floating storage and offtake unit, (iii) floating production, storage and offloading unit or (iv) liquefied natural gas or liquefied petroleum gas carrier or (b) engage in or acquire or invest in any business (each a Restricted Business) that owns, leases, operates or charters any such tanker, unit or carrier; provided, however, that the acquisition of up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded entity that engages in a Restricted Business is permitted. This provision of the noncompetition agreement will automatically terminate if Teekay Corporation and its affiliates no longer retain beneficial ownership of at least (a) an aggregate of 5.0 million shares of TIL common stock, so long as Teekay Corporation and Teekay Tankers remain affiliates, or (b) 2.5 million shares of TIL common stock, if Teekay Corporation and Teekay Tankers no longer are affiliates.

The noncompetition agreement also includes allocations of Business Opportunities and TIL renunciations of Business Opportunities in favor of Teekay Corporation and Teekay Tankers and their affiliates similar to the allocations and renunciations in Article VI of TIL’s Articles of Incorporation.

These Business Opportunity provisions of the noncompetition agreement will automatically terminate on the date that (i) Teekay Corporation and its affiliates no longer hold the applicable minimum TIL shareholdings described above and (ii) no person who is a director or officer of TIL or its subsidiaries is also a director or officer of any of Teekay Corporation or certain of its affiliates or Teekay Tankers or certain of its affiliates.

Preferred Share Issuance

TIL has two series of preferred stock outstanding: Series A-1 preferred stock and Series A-2 preferred stock. The authorized number of shares of Series A-1 preferred stock and Series A-2 preferred stock is each one share. In January 2014, TIL issued the one share of Series A-1 preferred stock to Teekay Corporation and the one share of Series A-2 preferred stock to Teekay Tankers.

So long as Teekay Corporation and its affiliates retain beneficial ownership of at least (a) an aggregate of 5.0 million shares of TIL common stock, as long as Teekay Corporation and Teekay Tankers remain affiliates, or (b) 2.5 million shares of TIL common stock, if Teekay Corporation and Teekay Tankers no longer are affiliates, the holder of the one share of Series A-1 preferred stock, voting as a single class, is entitled to elect one director. Pursuant to this right, Teekay Corporation has elected its Chief Executive Officer, Kenneth Hvid, as a director of TIL.

So long as Teekay Tankers and its affiliates retain beneficial ownership of at least (a) an aggregate of 5.0 million shares of TIL common stock, as long as Teekay Corporation and Teekay Tankers remain affiliates, or (b) 2.5 million shares of TIL common stock, if Teekay Corporation and Teekay Tankers no longer are affiliates, the holder of the one share of Series A-2 preferred stock, voting as a single class, is entitled to elect one director. Pursuant to this right, Teekay Tankers has elected William Lawes, a Teekay Tankers director, also as a director of TIL.

The shares of TIL preferred stock have no other voting rights except as required by law, including to vote on the Merger as a separate class of shares; provided, however, that the Merger Agreement requires the affirmative vote of each outstanding share of TIL preferred stock in favor of the Merger Agreement. Pursuant to the Teekay Voting and Support Agreement, each of Teekay Corporation and Teekay Tankers has agreed to vote its respective share of preferred stock in favor of approval of the Merger Agreement. Please see the Teekay Voting and Support Agreement included in this joint proxy statement/prospectus as Appendix B and the section of this joint proxy statement/prospectus entitled “The Teekay Voting and Support Agreement.” The shares of TIL preferred stock are not entitled to any dividends or distributions.

Warrants for TIL Common Stock

During January 2014, TIL issued to Teekay Corporation and Teekay Tankers warrants entitling the holders to purchase, in the aggregate, up to 1.5 million shares of TIL common stock. The warrants entitle the holders to purchase the shares of TIL common stock at a fixed price of $10.00 per share, which price was equivalent to NOK 61.67 on the date the warrants were issued. Alternatively, the holders may also exercise the warrants at NOK 61.67 per share using a cashless exercise procedure. The warrants expire on January 23, 2019. For purposes of vesting, the stock purchase warrants are divided into four equally sized tranches. If shares of TIL common stock trade on a National Stock Exchange or over-the-counter market denominated in NOK, each tranche vests and become exercisable when and if the fair market value of a share of TIL common stock equals or exceeds NOK 77.08, NOK 92.50, NOK 107.91 and NOK 123.33 for such tranche for any 10 consecutive trading days in which there is a cumulative trading volume of at least NOK 12.333 million. The warrants will automatically and fully vest and become exercisable immediately prior to (a) certain mergers or consolidations involving TIL, (b) the sale or other disposition of all or substantially all of TIL’s assets or (c) the acquisition by a person, entity or affiliated group (other than Teekay Corporation, Teekay Tankers or any of their affiliates) of over 50% of the then outstanding shares of TIL common stock. As of September 30, 2017, the first two tranches of the stock purchase warrants had vested.

Each of Teekay Corporation and Teekay Tankers have agreed that the warrants will cease to be outstanding, be canceled without any conversion thereof or payment of any consideration therefor and cease to exist immediately prior to the Merger. Based on the share price of TIL’s common stock as of the date of this joint proxy statement/prospectus, Teekay Corporation and Teekay Tankers do not intend to exercise any of the stock purchase warrants prior to the Merger, given they are currently out-of-the-money.

License Agreement

In January 2014, Teekay Corporation entered into a trademark license agreement with TIL pursuant to which Teekay Corporation has granted to TIL a non-exclusive, non-transferable, royalty-free, worldwide right to use the registered and unregistered trademarks of Teekay Corporation in connection with the use of TIL’s vessels for the shipping of crude oil and refined oil products. The license may be terminated by either TIL or Teekay Corporation with 30 days’ written notice.

Management Agreement

In January 2014, TIL entered into a comprehensive, long-term management agreement (the TIL Management Agreement) with the Manager, pursuant to which the Manager provides to TIL and its subsidiaries substantially all required services and personnel in exchange for management services fees.

Services Provided. Under the TIL Management Agreement, the Manager, as the exclusive manager, is responsible for providing to TIL the following services:

•	commercial management services, including marketing and securing and administering charters and revenue sharing or pooling arrangements for vessel employment;

•	ship management services, which include: technical management; crew management; insurance; dry-docking repairs and improvements; and regulatory compliance services; and

•	corporate services, which include, among others: accounting; financial and tax reporting; budgets and corporate planning; legal and securities compliance; cash management; acquisitions and finance; pre-delivery services; and other corporate services.

The Manager also provides TIL’s personnel, including its officers.

Agreement Term and Termination. Subject to the termination rights described below, the initial term of the TIL Management Agreement ends in January 2029. If notice of termination is not provided by TIL in the first quarter of the year immediately preceding the end of the initial term or a renewal term, as applicable, the TIL Management Agreement will automatically renew for consecutive five-year terms.

TIL has limited rights to terminate the TIL Management Agreement. TIL may terminate the TIL Management Agreement prior to the end of the initial term or a renewal term, as applicable, under any of the following circumstances:

•	if the Manager materially breaches the TIL Management Agreement and the matter is unresolved after 90 days following delivery by TIL to the Manager of a notice of breach;

•	if (i) the Manager has been convicted of, or has entered into a plea bargain, plea of guilty, or plea of nolo contendre or settlement admitting guilt for a crime, which conviction, plea bargain or settlement is demonstrably and materially injurious to TIL and (ii) the holders of a majority of the outstanding shares of TIL common stock elect to terminate the TIL Management Agreement;

•	if the Manager becomes insolvent, declares bankruptcy or commences reorganization, dissolution or similar proceedings; or

•	if any person or persons, other than Teekay Corporation, Teekay Tankers and their respective affiliates, acquires “control” of the Manager.

The Manager may terminate the TIL Management Agreement prior to the end of the initial term or a renewal term, as applicable, under the following circumstances:

•	after the fifth anniversary of the date of the TIL Management Agreement with 12 months’ prior notice to TIL;

•	if at any time TIL materially breaches the TIL Management Agreement and the matter is unresolved after 90 days following delivery by the Manager to TIL of a notice of breach; or

•	after a “change of control” (as defined in the TIL Management Agreement) of TIL, provided that the Manager terminates the TIL Management Agreement no later than 180 days after having received a written notice from TIL or its successor. A change of control excludes certain transactions with or involving Teekay Corporation, Teekay Tankers, Blue Mountain Capital Management LLC, Tennenbaum Capital Partners LLC or Greywolf Capital Management LP or any their respective affiliates.

In connection with any termination due to a breach of the TIL Management Agreement by TIL as described in the second bullet point above, TIL will be required to pay to the Manager (in addition to all amounts owing to the Manager under the TIL Management Agreement) as a termination payment, an amount equal to the product of (a) the number of vessels in TIL’s fleet at the time of termination multiplied by (b) $160,000 multiplied by (c) the lesser of (i) five and (ii) the number of years then remaining during the term of the TIL Management Agreement (without giving effect to the early termination). Such payment shall be payable within 30 days following the date the TIL Management Agreement terminates.

Fees for Services. In return for the services provided under the TIL Management Agreement, TIL pays the Manager management services fees comprised of the following components:

•	Commercial management services fee. As of the date of this joint proxy statement/prospectus, TIL pays a fee to the Manager for commercial services it provides to TIL equal to: between $275 and $350 per vessel per day plus 1.25% of the gross revenue attributable to the vessel. This fee is not payable in relation to a vessel that is managed as part of a revenue sharing or pooling arrangement under which an affiliate of the Manager or a third party collects a commercial management fee. The amount of this fee is subject to adjustment each year based on market rates for similar services provided by comparable third-party managers of comparable vessels.

•	Ship management services fee. As of the date of this joint proxy statement/prospectus, TIL pays a fee to the Manager for the ship management services it provides to TIL equal to: $21,850 per vessel per month. The amount of this fee is subject to adjustment each year based on the percentage change in a consumer price index from the prior year and market rates for similar services provided by comparable third-party managers of comparable vessels.

•	Corporate services fee. As of the date of this joint proxy statement/prospectus, TIL pays a fee to the Manager for the corporate services it provides to TIL equal to: $839 per vessel per day. This fee is subject to adjustment each year based on the percentage change in a consumer price index from the prior year.

•	Transaction fee. If TIL enters into (a) a definitive agreement for the construction of a vessel or (b) a definitive agreement for the direct or indirect purchase, acquisition, sale or disposition of any vessel (and also including a definitive agreement for the capital lease of a vessel or similar transaction), TIL is required to pay to the Manager a fee in the amount of 1% of the aggregate consideration payable by or to TIL under the applicable definitive agreement for the vessel transaction.

TIL pays the management services fees in advance on a monthly basis. The management services fees do not include any reasonable out-of pocket costs and expenses incurred by the Manager and its affiliates in providing the management services. TIL pays the Manager such costs and expenses on a monthly basis, in advance, and the TIL Management Agreement provides a mechanism for any necessary reimbursement of such costs and expenses at the end of each quarter. TIL does not reimburse the Manager for personnel expenses other than certain crew employment and support expenses. TIL also pays a reasonable profit mark-up for vessel pre-delivery services.

Vessel Transactions; Vessel Financing Guarantee

In January 2014, TIL entered into a purchase agreement with Teekay Corporation to acquire four single-ship wholly-owned subsidiaries, each of which owns one 2009-built Suezmax tanker and is a borrower under a term loan facility. The acquisition was completed in February 2014 for a final purchase price of $11.0 million, consisting of $163.2 million for the vessels and $10.9 million for working capital, less $163.1 million for assumption of indebtedness under the term loan. TIL paid the net purchase price of $11.0 million in April 2014.

Teekay Corporation is a guarantor to the borrowers’ obligations under the term loan TIL assumed as part of the January 2014 vessel acquisition transaction. TIL has agreed to pay to Teekay Corporation, for its continuing guarantee of the term loan, an annual fee of 0.25% of the outstanding balance under the loan. TIL has also agreed to indemnify Teekay Corporation for any losses Teekay Corporation may suffer for claims made against it pursuant to the guarantee. As a guarantor under the term loan, Teekay Corporation is required to maintain certain financial covenants. A breach by Teekay Corporation of its financial covenants would constitute an event of default under the term loan. The guarantee fee paid to Teekay Corporation was $0.3 million, $0.4 million and $0.3 million for the years ended December 31, 2016 and 2015, and the period from the date of TIL’s incorporation of January 10, 2014 to December 31, 2014, respectively. The guarantee fee paid to Teekay Corporation was $0.17 million for each of the six months ended June 30, 2016 and June 30, 2017. The balance of the term loan was $129.2 million, $141.1 million and $152.9 million at December 31, 2016, December 31, 2015 and December 31, 2014, respectively. The balance of the term loan was $135.2 million and $123.2 million at June 30, 2016 and June 30, 2017, respectively.

In January 2014, Teekay Corporation transferred to TIL binding purchase agreements for the acquisition from a third party of four Aframax tankers. The four vessels were delivered between April and June 2014. The purchase price paid by TIL to the third party for the four vessels was an aggregate of $116.0 million.

In May 2014, TIL entered into a purchase agreement with Teekay Tankers to acquire two single-ship wholly-owned subsidiaries, each of which owns one 2009-built VLCC, in exchange for $155.7 million, which consisted of $154.0 million for the vessels and $1.7 million for working capital. TIL paid $154.0 million of the purchase price in May 2014 and the remainder of the purchase price in July 2014.

Revenue Sharing Arrangements

TIL and the Manager intend that all of TIL’s Suezmax, Aframax and LR2 product tankers participate in commercial revenue sharing or pooling arrangements managed by affiliates of Teekay Corporation (or the Pool Operators), except for the vessels which are employed on time charter contracts. These arrangements include the Teekay Suezmax RSA (which replaced the Gemini Tankers Suezmax Pool beginning in November 2015), the Teekay Aframax RSA, the Teekay Aframax Classic RSA (which is for vessels over 15 years of age) and the Taurus RSA. Suezmax-class oil tankers that operate in the spot market or under time charters of less than one year participate in the Suezmax RSA; Aframax-class oil tankers 15 years of age or less that operate in the spot market or under time charters of less than 90 days participate in the Aframax RSA; Aframax-class oil tankers over 15 years of age that operate in the spot market or under time charters of less than 90 days participate in the Aframax Classic RSA; and LR2 product tankers that operate in the spot market or under time charters of less than one year participate in the Taurus RSA.

As of September 30, 2017, the Teekay Suezmax RSA included a total of 27 Suezmax tankers, the Teekay Aframax RSA included a total of 34 Aframax tankers, the Teekay Aframax Classic RSA included a total of 1 Aframax tankers and the Taurus RSA included a total of 10 product tankers.

Revenue Sharing

The revenue sharing arrangements provide a revenue sharing mechanism whereby aggregate revenues and related expenses of the arrangement are distributed to participants based on an allocation formula. Revenues generated by vessels operating in the arrangements less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, as well as actual on-hire performance. The allocation for each vessel participating in the arrangement is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to participants and adjusted every six months based on the weighting system.

Services, Fees and Working Capital Advances

The Pool Operators provide commercial services to participants in the revenue sharing arrangements and otherwise administer the arrangement in exchange for a fee. The vessel owners remain responsible for the technical management of their vessels in the revenue sharing arrangements, and the Manager provides these technical services with respect to TIL’s vessels pursuant to the TIL Management Agreement. The current commercial management fees for participants in the revenue sharing arrangements equal 1.25% of the gross revenues attributable to the participant’s vessels plus a fixed fee per vessel per day equal to $350 (or $275 for the Taurus RSA).

Upon delivery of each of TIL’s vessels to the revenue sharing arrangements, TIL is required to advance working capital in an aggregate amount of between $0.85 million and $1.5 million, depending upon the applicable revenue sharing arrangement and subject to adjustments made at the discretion of the applicable Pool

Operator. TIL may be required to advance additional working capital funds from time to time. Working capital advances are returned when a vessel no longer participates in the revenue sharing arrangement, less any set-offs for outstanding liabilities or contingencies.

Term and Termination

Generally a participating vessel will no longer participate in the applicable revenue sharing arrangement if it becomes subject to a time charter with a term exceeding one year (or 90 days for vessels in the Teekay Aframax RSA or the Teekay Aframax Classic RSA), unless otherwise agreed by all participants. In addition, vessels no longer participate in the applicable arrangement if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the applicable revenue sharing arrangement.

There is no specific expiration date for the Teekay Suezmax RSA, the Taurus RSA or the Teekay Aframax Classic RSA. Subject to certain termination rights, the initial term of the Teekay Aframax RSA expires on December 31, 2022 and is subject to potential five-year renewal periods. The revenue sharing arrangements may be wound up if there are no participants. A participant in the arrangement may withdraw from these arrangements upon at least 90 days’ notice and will cease to participate in the applicable revenue sharing arrangement if, among other things, it materially breaches the applicable governing agreement and fails to resolve the breach within a specified cure period or it experiences certain bankruptcy events.

Certain Payment Amounts

Fees incurred by TIL for services rendered under the TIL Management Agreement and the revenue sharing arrangements for the periods indicated below were as follows:

(in thousands of US Dollars)	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Date of Incorporation January 10, 2014 to December 31, 2014 $	Three Months Ended June 30, 2017 $	Three Months Ended June 30, 2016 $	Six Months Ended June 30, 2017 $	Six Months Ended June 30, 2016 $
Voyage expenses—commercial management services	5,184	5,607	2,563	1,069	1,340	2,313	2,799
Vessel operating expenses—ship management services	4,768	4,185	2,464	1,180	1,156	2,336	2,457
General and administrative—corporate services	5,436	4,885	2,676	1,374	1,346	2,706	2,713
Vessels and equipment—transaction services	1,550	3,150	4,507	—	—	—	1,551

In addition, TIL had advanced $20.5 million and $25.3 million as at December 31, 2016 and December 31, 2015, respectively, to the Pool Operators for working capital purposes under the revenue sharing arrangements.

As at December 31, 2016 and 2015, totals of $1.8 million and $3.0 million, respectively, were payable by TIL to a subsidiary of Teekay Corporation for reimbursement pursuant to the TIL Management Agreement of crewing and manning costs to operate TIL’s vessels. As at December 31, 2016 and 2015, TIL had advanced $1.6 million and $2.9 million, respectively, to a subsidiary of Teekay Corporation to cover future non-manning vessel operating costs under the TIL Management Agreement.

THE MERGER

Background of the Merger

The TIL Board has regularly monitored the shipping and financial markets for opportunities that may be available to achieve TIL’s objective of opportunistically purchasing, operating and selling modern secondhand tankers to benefit from cyclical fluctuations in the tanker market. As part of the ongoing oversight of TIL’s business, the TIL Board regularly reviews and discusses with TIL management the company’s performance, future growth prospects and overall strategic direction, and considers ways to strengthen its business and enhance shareholder value. These reviews and discussions have included, among other things, the business environment facing the tanker industry, the market for crude oil and refined petroleum product transportation services, and the market value of TIL’s vessels.

In October 2015, TIL received an unsolicited proposal from a special purpose acquisition company (or SPAC) for a merger with TIL. In connection with its consideration of this unsolicited proposal, the TIL Board contacted Evercore to provide financial advice. The TIL Board decided to review the strategic alternatives available to it, based on its belief that the SPAC’s unsolicited proposal had a high level of execution risk given the typical special purpose acquisition company structure and process. After further discussions, the SPAC declined to proceed further with a possible acquisition. On January 29, 2016, TIL engaged Evercore as its financial advisor in connection with a broader review of strategic alternatives, including, but not limited to, a sale of TIL. At the time of Evercore’s engagement, Teekay and its affiliates, including Teekay Tankers, had informed the TIL Board that Teekay and its affiliates were not interested in exploring a business combination with TIL. TIL also asked Sullivan & Cromwell to advise TIL as its outside legal counsel with respect to its review of strategic alternatives.

Between February and April 2016, at the direction of the TIL Board, Evercore contacted selected strategic counterparties unaffiliated with Teekay Corporation or Teekay Tankers to gauge their interest in a potential transaction with TIL, while at the same time advising the TIL Board regarding TIL continuing to follow its current business plan. This limited process and the discussions with selected strategic counterparties did not lead to any formal offer or indication of interest. Based on market feedback, the TIL Board determined that there were not any available strategic alternatives that were more attractive than TIL’s current business plan at that time and that TIL should focus on executing on its current business plan.

In August 2016, representatives of TIL management asked Evercore to present to the TIL Board at the next board meeting an update with respect to TIL’s potential strategic alternatives. On September 27, 2016, the TIL Board held a meeting with representatives of TIL management and Evercore in attendance. During the meeting, representatives of Evercore presented to the TIL Board its views on various strategic alternatives, including (i) executing TIL’s current business plan, (ii) finding a strategic merger partner, (iii) selling the vessels owned by TIL in the sale and purchase market, (iv) increasing TIL’s share repurchase program authorization, initially authorized on February 8, 2016 to repurchase up to $60 million of outstanding TIL common stock or (v) finding a buyer to take TIL private. Evercore discussed with the TIL Board certain considerations relating to each such strategic alternative, including the potential benefits and risks of each alternative with respect to market conditions, access to the capital markets, shareholder liquidity, capital requirements and share price. Following the meeting, the TIL Board decided to continue monitoring the market and remained open to potential strategic transactions should they arise.

Between October 17, 2016 and December 2, 2016, Evercore received five non-binding proposals from potential strategic counterparties that expressed an interest in engaging in a business combination with TIL. Two of the five non-binding proposals were from potential strategic counterparties that valued TIL’s access to a public listing and understood that TIL might be willing to engage in a transaction that added significant scale to its existing platform and were unsolicited. As a result of these two unsolicited proposals and at the direction of TIL management, Evercore contacted a number of other tanker companies regarding their possible interest in considering a strategic transaction with TIL, of which three submitted non-binding proposals and two informally expressed interest in exploring a possible business combination with TIL.

On December 5, 2016, the TIL Board held a meeting with representatives of TIL management and Evercore in attendance. During the meeting, the representatives of Evercore reviewed with the TIL Board (i) the non-binding proposals received, (ii) other potential strategic partners that may also be interested in participating in a broader process, (iii) the benefits and considerations of the other alternatives available to TIL, and (iv) the financial and process implications should Teekay or any of its affiliates, including Teekay Tankers, decide to participate in the strategic alternatives process as a potential acquirer.

On December 16, 2016, the TIL Board held a meeting with representatives of TIL management, Evercore and Sullivan & Cromwell in attendance. During the meeting, the TIL Board and the representatives of Evercore and Sullivan & Cromwell discussed the implications of TIL engaging in a broader process of reviewing strategic alternatives, including the possibility of entering into a business combination transaction. The discussion included a recognition that a third party unaffiliated with Teekay Corporation or Teekay Tankers may require as a term of a possible transaction the termination of, or modification to, the TIL Management Agreement, through which Teekay Corporation and its affiliates manage the operations of TIL. The TIL Management Agreement does not provide TIL with the unilateral right to terminate the TIL Management Agreement, and therefore it was discussed that termination or modification of the TIL Management Agreement would likely require the consent of Teekay Corporation and/or the payment of a fee to Teekay Corporation. The TIL Board also considered the significant shareholdings that Teekay Tankers and its affiliate, Teekay Corporation, hold in TIL as well as that the members of TIL management are all representatives of Teekay Corporation. Taking into consideration that the interests of Teekay Tankers and the Teekay Tankers-affiliated directors would differ from those of the other TIL directors in light of the potential of Teekay Tankers participating in the strategic alternatives process as a potential acquirer as well as the TIL Management Agreement implications, the representative of Sullivan & Cromwell also discussed with the TIL Board the formation of a special committee of independent directors unaffiliated with Teekay Corporation or Teekay Tankers to oversee the strategic alternatives process.

On January 12, 2017, the TIL Board held a meeting with representatives of TIL management, Evercore and Sullivan & Cromwell in attendance. During the meeting, the TIL Board formed the TIL Special Committee comprised of directors Tim Gravely, Alan Carr and Øivind Solvang, each of whom is an independent director of TIL unaffiliated with Teekay Corporation and Teekay Tankers, in order to assist the TIL Board in evaluating strategic alternatives. The TIL Board delegated to the TIL Special Committee the full power and authority of the TIL Board to, as the TIL Special Committee deemed appropriate, receive, review, evaluate and negotiate proposals for a strategic transaction, either reject any such transaction or recommend that the TIL Board enter into any such transaction, and require that any such transaction be approved by a majority of the outstanding shares of TIL common stock held by non-Teekay Tankers affiliated shareholders (in addition to approval by a majority of the outstanding shares of TIL common stock).

On January 16, 2017, the TIL Special Committee held a meeting with representatives of Sullivan & Cromwell in attendance. During the meeting, the TIL Special Committee appointed Alan Carr to serve as the Chair of the TIL Special Committee and engaged Sullivan & Cromwell to act as the TIL Special Committee’s legal counsel.

On January 19, 2017, the TIL Special Committee held a meeting with representatives of Evercore and Sullivan & Cromwell in attendance. The TIL Special Committee and the representatives of Evercore discussed the considerations involved in (i) approaching companies that may be interested in considering a strategic transaction with TIL, including the companies that had previously provided non-binding written proposals or had otherwise expressed interest in TIL during the fall of 2016, (ii) how to address issues that may arise with respect to the TIL Management Agreement, (iii) the role of TIL management given their relationship with Teekay Corporation and Teekay Tankers, and (iv) the implications should Teekay Corporation or any of its affiliates, including Teekay Tankers, chose to participate in the strategic alternatives process as a potential acquirer.

On January 26, 2017, the TIL Special Committee held a meeting with representatives of Evercore and Sullivan & Cromwell in attendance. During the meeting, the TIL Special Committee formally engaged Evercore as its financial advisor, subject to the execution of an engagement letter between the TIL Special Committee and Evercore.

On February 13, 2017, the TIL Special Committee held a meeting with representatives of Evercore and Sullivan & Cromwell in attendance. During the meeting, the TIL Special Committee and representatives of Evercore discussed the proposal communicated by Teekay Corporation to Evercore regarding the financial terms upon which TIL or a prospective counterparty could terminate the TIL Management Agreement in connection with a third party transaction. The TIL Special Committee members determined that the termination fee proposed by Teekay Corporation was high and directed the representatives of Evercore to communicate this back to Teekay Corporation.

On February 17, 2017, the TIL Special Committee held a meeting with representatives of Evercore and Sullivan & Cromwell in attendance. During the meeting, the TIL Special Committee directed Evercore to begin engaging with selected strategic counterparties in order to determine if such counterparties would be interested in exploring a potential transaction with TIL.

Beginning on February 17, 2017, Evercore contacted twelve potential strategic counterparties, including Teekay Tankers and each other company that had expressed interest in TIL between October and December 2016. The counterparties were selected based on discussions with the TIL Special Committee and Evercore’s understanding of each such institution’s business similarity, potential interest and financial capacity to complete a possible business combination with TIL. Six of the potential strategic counterparties (other than Teekay Tankers) contacted by Evercore expressed an interest in participating, and each executed a non-disclosure agreement (or the NDA) with TIL between February 28, 2017 and March 9, 2017. Each NDA executed during the process contained a standstill provision that prevents the counterparty from requesting a waiver or amendment of the standstill. During this time period, Teekay Tankers continued to evaluate whether or not it was interested in participating in the strategic alternatives process as a bidder.

At the direction of the TIL Special Committee, Evercore sent a process letter to each of the potential counterparties that had signed an NDA in order to solicit non-binding written proposals for a potential strategic transaction with TIL. The letter outlined the process for submitting proposals and indicated a deadline for submission of March 24, 2017. Each potential counterparty that had signed an NDA was also provided access to certain non-public information regarding TIL through an electronic data room. Over the next few weeks, at the direction of the TIL Special Committee, representatives of Evercore worked with representatives of the potential counterparties and their respective financial advisors, as applicable, to facilitate each potential counterparty’s investigation of TIL’s business in order to submit a proposal for a potential strategic transaction.

On February 23, 2017, TIL publicly announced in its earnings release for the quarterly and annual periods ended December 31, 2016 that it intended to monitor and explore consolidation opportunities that would benefit its business, market position and shareholders.

During this time period, at the direction of the TIL Special Committee, Evercore had a number of discussions with Teekay Tankers regarding Teekay Tankers’ consideration of participating in the strategic alternatives process. Teekay Tankers decided to participate in the process, according to Teekay Tankers, because TIL’s assets were of strategic importance to Teekay Tankers and because Teekay Tankers believed the timing to be attractive given historically low valuations for tanker assets. Teekay Tankers further saw the potential for significant financial and operational synergies arising from an acquisition. On February 28, 2017, Teekay Tankers submitted to Evercore and Sullivan & Cromwell a revised draft of the NDA proposed by TIL.

On March 17, 2017, the TIL Special Committee held a meeting with representatives of Evercore and Sullivan & Cromwell in attendance. During the meeting, the representatives of Evercore provided the TIL Special Committee with a further update on the status of the strategic alternatives process, including the due diligence and other activities being conducted by the potential counterparties. The representatives of Sullivan & Cromwell also reviewed with the TIL Special Committee the status of its ongoing negotiations with Teekay Tankers regarding entering into an NDA in order for Teekay Tankers to participate in the strategic alternatives process as a bidder.

On March 21, 2017, TIL and Teekay Tankers executed an NDA in connection with Teekay Tankers’ consideration of a strategic transaction between TIL and Teekay Tankers.

On March 24, 2017, TIL received non-binding written proposals from four potential counterparties, Teekay Tankers and three additional tanker companies (or Party A, Party B, and Party C, respectively). Teekay Tankers proposed to acquire TIL through a merger transaction for all stock consideration at an exchange ratio of 2.847 shares of Teekay Tankers Class A Common Stock per share of TIL common stock, which represented a premium of approximately 15.7% over the closing price of TIL common stock on the OSE on such date. Teekay Tankers calculated the proposed exchange ratio based on its conservative estimate of TIL’s net asset value (or NAV) per share of $6.69 on March 24, 2017. The offer from Teekay Tankers, which reflected a TIL NAV per share of $6.35, represented a 5% discount to TIL’s NAV per share on that date. Based on the closing price of Teekay Tankers’ Class A Common Stock on March 20, 2017 of $2.23, the resulting proposed exchange ratio ($6.35 per share divided by $2.23 per share) was 2.847 shares of Teekay Tankers Class A Common Stock per share of TIL common stock. Teekay Tankers’ proposal contemplated maintaining the existing Teekay Tankers board of directors and corporate structure, with TIL becoming a wholly owned subsidiary of Teekay Tankers. Party A proposed to acquire TIL through a merger transaction for all stock consideration at an exchange ratio that represented a premium of approximately 7.6% over the closing price of TIL common stock on the OSE on such date. Party A’s proposal noted that TIL would be permitted to nominate one new director to the Party A board of directors. Party B proposed to acquire TIL through a merger transaction for all stock consideration at an exchange ratio that represented a discount of approximately 5% below the closing price of TIL common stock on the OSE on such date. Party B’s proposal contemplated maintaining the existing Party B board of directors and corporate structure. Party C, a private tanker company, proposed that TIL acquire Party C at net asset value, with TIL’s shareholders owning 78% of the pro forma combined company and Party C retaining the right to appoint at least two out of the five board members of the combined company. The other three potential counterparties that had executed an NDA declined to submit proposals.

On March 27, 2017, the TIL Special Committee held a meeting with representatives of Evercore and Sullivan & Cromwell in attendance. During the meeting, the representatives of Evercore reviewed and discussed with the TIL Special Committee each of the four proposals received, both individually and in comparison to the other proposals and to TIL continuing to conduct its operations based on its current business plan. The TIL Special Committee, Evercore and Sullivan & Cromwell then discussed potential next steps to be taken in connection with the strategic alternatives process and determined to reconvene later in the week to discuss further.

On March 29, 2017, the TIL Special Committee held a meeting with representatives of Evercore and Sullivan & Cromwell in attendance. During the meeting, the TIL Special Committee continued its review and evaluation of the four proposals received. Following extensive discussion, the TIL Special Committee determined that (i) the proposal submitted by Party C for TIL to acquire Party C was not an attractive proposal and should no longer be considered and (ii) none of the other three proposals was sufficiently attractive to TIL’s shareholders to pursue in light of the fact that the premiums offered were insufficient, the loss of board representation and, for the proposals submitted by parties other than Teekay Tankers, the uncertainties and potential costs related to obtaining Teekay Corporation’s consent to terminate or modify the TIL Management Agreement. The TIL Special Committee also discussed whether the combined companies that would result from the proposed transactions would be large enough to provide sufficient trading liquidity benefits to TIL’s shareholders. The TIL Special Committee members and the representatives of Evercore and Sullivan & Cromwell discussed various alternatives for moving forward, including continuing to engage with the bidders and ending the strategic alternatives process without pursuing any of the proposed transactions. The TIL Special Committee determined to reconvene again to discuss further.

On April 7, 2017, the TIL Special Committee held a meeting with representatives of Evercore and Sullivan & Cromwell in attendance. During the meeting, the TIL Special Committee members and the representatives of Evercore and Sullivan & Cromwell continued their discussion of next steps to be taken in connection with the strategic alternatives process. Following extensive discussions, the TIL Special Committee determined to inform each of Teekay Tankers, Party A and Party B that their respective proposals need to be improved in order for the TIL Special Committee to continue to engage with them and to request revised proposals. The TIL Special Committee decided to evaluate the revised proposals, if any, received following such request and then determine whether to proceed with or terminate the strategic alternatives process. The TIL Special Committee directed Evercore to communicate its request for revised proposals to Teekay Tankers, Party A and Party B. During this meeting, the TIL Special Committee and Evercore also discussed the status of discussions with an additional potential counterparty (or Party D) that had sent TIL an unsolicited proposal in the fall of 2016 and had been contacted by Evercore in February 2017 but had not yet signed an NDA. Party D ultimately declined to participate in the strategic alternatives process.

Following the TIL Special Committee meeting, Evercore communicated the TIL Special Committee’s request for revised proposals to each of Teekay Tankers, Party A and Party B to be submitted by April 12, 2017.

On April 12, 2017, Evercore received revised non-binding written proposals from Teekay Tankers, Party A and Party B. Teekay Tankers proposed to acquire TIL through a merger transaction for all stock consideration at a revised exchange ratio of 3.21 shares of Teekay Tankers Class A Common Stock per share of TIL common stock, which represented a premium of approximately 30% over the closing price of TIL common stock on the OSE on such date. Teekay Tankers’ proposal still contemplated maintaining the existing Teekay Tankers board of directors and corporate structure. Party A maintained its initial proposal to acquire TIL through a merger transaction for all stock consideration at the same exchange ratio, which exchange ratio now represented a higher premium (approximately 14.1% over the closing price of TIL common stock on the OSE on such date). Party B proposed to acquire TIL through a merger transaction for a mix of stock and cash consideration that represented a premium of approximately 2.1% over the closing price of TIL common stock on the OSE on such date. Party B’s proposal noted that Party B was also open to discussing board representation and other governance matters with TIL.

Following discussions among the TIL Special Committee members, the TIL Special Committee determined that the proposals received from Party A and Party B were insufficient to continue engaging in further discussion with such parties. The TIL Special Committee directed Evercore to continue engaging with Teekay Tankers to negotiate an improved proposal.

On April 16, 2017, following additional discussions between Evercore and Teekay Tankers in which Evercore put forward additional demands on behalf of the TIL Special Committee, Teekay Tankers further revised its proposal to offer three alternative structures: (i) an exchange ratio of 3.21 shares of Teekay Tankers Class A Common Stock per share of TIL common stock, and TIL would be permitted to nominate two directors to the Teekay Tankers Board; (ii) an exchange ratio of 3.25 shares of Teekay Tankers Class A Common Stock per share of TIL common stock, and TIL would be permitted to nominate one director to the Teekay Tankers Board; and (iii) an exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock per share of TIL common stock, but TIL would not be permitted to nominate any directors to the Teekay Tankers Board.

On April 17, 2017, the TIL Special Committee held a meeting with representatives of Evercore and Sullivan & Cromwell in attendance. During the meeting, the TIL Special Committee, Evercore and Sullivan & Cromwell discussed the three proposal alternatives presented by Teekay Tankers with respect to an acquisition of TIL. Following extensive discussion, the TIL Special Committee directed Evercore to communicate to Teekay Tankers that the TIL Special Committee would consider continuing to engage with Teekay Tankers based upon a proposal at the highest valuation to be offered by Teekay Tankers (an exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock per share of TIL common stock) coupled with the right of TIL to designate an observer to the Teekay Tankers Board for a period of time to be agreed.

On April 18, 2017, following additional discussions between Evercore and Teekay Tankers, Teekay Tankers further revised its proposal to offer two alternative structures: (i) an exchange ratio of 3.275 shares of Teekay Tankers Class A Common Stock per share of TIL common stock, and TIL would be permitted to designate an observer to the Teekay Tankers Board; or (ii) an exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock per share of TIL common stock, but TIL would not be permitted to nominate any directors or designate a board observer to serve on the Teekay Tankers Board. Teekay Tankers also clarified in its proposal that the warrants to purchase shares of TIL common stock held by each of Teekay Tankers and Teekay would be cancelled in connection with the merger and that the TIL Management Agreement would remain in place with its current terms.

On April 19, 2017, Evercore and Teekay Tankers continued to negotiate the terms of Teekay Tankers’ proposal throughout the day. Teekay Tankers ultimately proposed an exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock per share of TIL common stock and the right of TIL to designate an observer to the Teekay Tankers board of directors through December 2018 (or earlier if the Teekay Tankers stock price reaches a certain agreed threshold), with Teekay Tankers retaining certain approval rights as to the person designated to be the board observer. In connection with its proposal, Teekay Tankers requested that TIL agree to enter into an exclusivity agreement with Teekay Tankers providing for a 45-day exclusivity period during which to negotiate a definitive merger agreement.

The proposed exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock per share of TIL common stock was determined based on Teekay Tankers’ calculation of Teekay Tankers’ and TIL’s NAV per share. TIL’s NAV per share as calculated by Teekay Tankers was $7.05 on April 19, 2017. Teekay Tankers’ NAV per share calculation was more complex because it included the valuation of its global lightering business, and its 50% interest in Teekay Tanker Operations Ltd. As of April 19, 2017, Teekay Tankers calculated its NAV per share to be between $2.20 and $2.29, depending on the value ascribed to the lightering business and TTOL. Based on the NAVs that Teekay Tankers calculated for each company, it determined that a NAV-to-NAV exchange ratio would have resulted in an exchange ratio between 3.1x and 3.2x. Teekay Tankers agreed to an exchange ratio of 3.3x, reflecting a premium to TIL’s fleet value of approximately 3%. The historical trading prices of Teekay Tankers (generally a premium to NAV per share) and TIL (a discount to NAV per share since TIL’s initial public offering) were considered in determining that TIL shareholders would likely benefit from exchanging shares of TIL common stock for shares of Teekay Tankers Class A Common Stock due to the anticipated increase in value based on the proposed exchange ratio and the anticipated superior valuation of the shares of Teekay Tankers Class A Common Stock relative to NAV per share in the future. Teekay Tankers believes the value of owning shares of Teekay Tankers Class A Common Stock, combined with the modest premium reflected in the 3.30x exchange ratio, offers compelling value to TIL shareholders.

Following additional discussion among the TIL Special Committee members, the TIL Special Committee concluded that the proposal from Teekay Tankers was the superior proposal at such time based upon, among other factors, the premium offered by Teekay Tankers, the greater trading liquidity available to holders of Teekay Tankers Class A Common Stock after the completion of the transaction, the right to designate a board observer on behalf of TIL’s independent shareholders, the greater deal certainty of a deal with Teekay Tankers relative to the other proposals and the absence of any termination or other fees in connection with the TIL Management Agreement. The TIL Special Committee directed Evercore and Sullivan & Cromwell to continue exploring a transaction with Teekay Tankers, including by agreeing to enter into an exclusivity agreement with Teekay Tankers.

On April 19, 2017, Teekay Tankers proposed a draft exclusivity agreement to TIL providing for a 45-day exclusivity period. Following negotiations, on April 21, 2017 TIL and Teekay Tankers executed an exclusivity agreement providing for a 30-day exclusivity period through May 21, 2017. The exclusivity agreement contained mutual restrictions prohibiting TIL and Teekay Tankers from soliciting, discussing, or providing information with respect to, competing transactions with any third parties.

On April 25, 2017, representatives of Sullivan & Cromwell and Vinson & Elkins, outside legal counsel to Teekay Tankers, met telephonically to discuss the various work streams and legal documentation required in connection with a potential transaction between TIL and Teekay Tankers. During this meeting, Sullivan & Cromwell communicated to Vinson & Elkins that the TIL Special Committee expected Teekay Tankers and Teekay would agree to vote their TIL and Teekay Tankers shares to support the transaction. Sullivan & Cromwell also reiterated that, consistent with the resolutions forming the TIL Special Committee, the transaction would require the approval of a majority of the outstanding shares of TIL common stock held by non-Teekay Tankers affiliated shareholders. Representatives of Sullivan & Cromwell and Vinson & Elkins continued to engage in discussions and negotiations regarding the potential transaction through the signing date on May 31, 2017.

On May 2, 2017, TIL and Teekay Tankers executed a second NDA in order for TIL to conduct reverse due diligence with respect to Teekay Tankers. TIL subsequently received access to an electronic data room containing information regarding Teekay Tankers. Teekay Tankers also informed TIL that Teekay Tankers was engaging in separate discussions with Teekay Corporation to acquire the remaining 50% interest in Teekay Corporation’s commercial and technical management operations, including the Manager under the TIL Management Agreement.

On May 4, 2017, the members of the TIL Special Committee and a representative of Evercore met with representatives of Teekay Tankers in New York, New York to discuss the potential transaction between TIL and Teekay Tankers as well as the proposed acquisition by Teekay Tankers of the management operations.

On May 6, 2017, Vinson & Elkins, acting on behalf of Teekay Tankers, sent an initial draft of the Merger Agreement to Sullivan & Cromwell.

From May 6, 2017 through the signing on May 31, 2017, TIL and Teekay Tankers, with assistance from their respective legal counsel and, in the case of TIL, financial advisor, continued to exchange drafts of the Merger Agreement and negotiate the commercial and legal terms of the proposed transaction, including with respect to (i) each party’s non-solicitation obligations and related fiduciary exceptions, including the ability of each party to change its recommendation that its shareholders vote in favor of the proposals requiring shareholder approval in connection with the Merger in different circumstances and (ii) the representations, warranties and interim operating covenants of TIL, including their relationship with knowledge gained, and actions taken, by Teekay Tankers affiliates pursuant to the TIL Management Agreement.

On May 21, 2017, in light of the ongoing discussions and negotiations, TIL and Teekay Tankers executed an amendment to the exclusivity agreement to extend its term through May 31, 2017.

On May 24, 2017, Vinson & Elkins, acting on behalf of Teekay Tankers, sent initial drafts of the Teekay Voting and Support Agreement and the Board Observer Agreement. TIL and Teekay Tankers, with assistance from their respective legal counsel and, in the case of TIL, financial advisor, continued to exchange drafts and negotiate the terms of the Teekay Voting and Support Agreement and the Board Observer Agreement through the signing on May 31, 2017.

On May 30, 2017, at 9:00 a.m. Eastern Daylight Time, the Teekay Tankers Board held a meeting, with representatives of Teekay Tankers management, Swedbank and Vinson & Elkins in attendance, to discuss the proposed transaction with TIL. At the meeting, representatives of Vinson & Elkins reviewed with the Teekay Tankers Board their fiduciary duties in connection with their consideration and possible approval of the proposed transaction with TIL. The representatives of Vinson & Elkins also discussed with the Teekay Tankers Board the key terms of the Merger Agreement, the Teekay Voting and Support Agreement, the Board Observer Agreement, the proposed Initial Charter Amendment and the other transaction documents. A representative of Vinson & Elkins also discussed with the Teekay Tankers Board the outstanding issues that were subject to further negotiation between Teekay Tankers and the TIL Special Committee. Following the presentation made by representatives of Vinson & Elkins, representatives of Swedbank reviewed and discussed with the Teekay Tankers Board Swedbank’s analysis with respect to the fairness, from a financial point of view, to Teekay

Tankers of the Merger Consideration. Swedbank then rendered its oral opinion to the Teekay Tankers Board (which was subsequently confirmed in writing by delivery of Swedbank’s written opinion to the Teekay Tankers Board dated May 30, 2017) that, as of the date of such opinion, and subject to and based on the assumptions, limitations and qualifications set forth therein, the exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock per share of TIL common stock was fair, from a financial point of view, to Teekay Tankers. Following the delivery of Swedbank’s opinion, the Teekay Tankers Board reviewed and discussed the proposed transaction with TIL, and considered, among other things, the factors described under “The Merger—Recommendations of the Teekay Tankers Board of Directors; Teekay Tankers’ Reasons for the Merger.” After extensive discussion, the Teekay Tankers Board determined to reconvene the following day in light of continued negotiations regarding the transaction documents.

On May 30, 2017, at 12:30 p.m. Eastern Daylight Time, the TIL Special Committee held a meeting, with representatives of Evercore and Sullivan & Cromwell in attendance, to discuss and consider the proposed transaction with Teekay Tankers. At the meeting, the representatives of Sullivan & Cromwell reviewed with the TIL Special Committee members their fiduciary duties in connection with their consideration and possible approval of the proposed transaction with Teekay Tankers. Representatives of Watson Farley & Williams LLP, which was engaged by both TIL and Teekay Tankers to advise the companies on matters relating to the laws of the Republic of the Marshall Islands in connection with the proposed transaction, were also present solely during such discussion of fiduciary duties. The representatives of Sullivan & Cromwell also discussed with the TIL Special Committee the key terms of the Merger Agreement, the Teekay Voting and Support Agreement and the other transaction documents. The representatives of Evercore then reviewed and discussed with the TIL Special Committee members Evercore’s valuation and other financial analyses with respect to TIL and the proposed transaction with Teekay Tankers. Evercore rendered its oral opinion to the TIL Special Committee (which was subsequently confirmed in writing by delivery of Evercore’s written opinion to the TIL Special Committee dated May 30, 2017) as to, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the fairness, from a financial point of view, to the shareholders of TIL other than Teekay Tankers and its affiliates (or the unaffiliated TIL shareholders) of the exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock per share of TIL common stock in the Merger pursuant to the Merger Agreement. Following the delivery of Evercore’s opinion, and extensive review and discussions among the TIL Special Committee members, including consideration of the factors described under “The Merger—Recommendations of the TIL Special Committee and Board of Directors; TIL Reasons for the Merger,” the TIL Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were fair and advisable to, and in the best interests of, TIL and the unaffiliated TIL shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) determined to recommend that the TIL Board (a) approve the Merger Agreement and the transactions contemplated thereby, including the Merger, (b) recommend that the shareholders of TIL approve the Merger Agreement, and (c) approve the Teekay Voting and Support Agreement.

On May 31, 2017, at 1:00 p.m. Eastern Daylight Time, the TIL Board held a meeting, with representatives of Evercore, Sullivan & Cromwell and Watson Farley & Williams LLP in attendance. A representative of Sullivan & Cromwell informed the TIL Board that the TIL Special Committee had completed its review of strategic alternatives and, following the TIL Special Committee’s review it was prepared to recommend the proposed transaction with Teekay Tankers to the TIL Board. The representative of Sullivan & Cromwell then reviewed with the TIL Board their fiduciary duties in connection with their consideration and possible approval of the proposed transaction with Teekay Tankers. The representatives of Sullivan & Cromwell also discussed with the TIL Board the key terms of the Merger Agreement, the Teekay Voting and Support Agreement and the other transaction documents. The Chair of the TIL Special Committee and a representative of Evercore then reviewed and discussed with the TIL Board the various strategic alternatives explored by the TIL Special Committee, the process undertaken by the TIL Special Committee, and the reasons why the TIL Special Committee had decided to recommend the proposed transaction with Teekay Tankers. Evercore distributed a copy of the fairness opinion and the presentation of its valuation and other financial analyses with respect to TIL and the proposed transaction with Teekay Tankers, in each case that it had delivered to the TIL Special

Committee on May 30, 2017, to the TIL Board in advance of the board meeting, and the representatives of Evercore and the TIL Board discussed Evercore’s analysis at the meeting. The TIL Special Committee then confirmed its recommendation that the TIL Board (a) approve the Merger Agreement and the transactions contemplated thereby, including the Merger, (b) recommend that the shareholders of TIL approve the merger agreement, and (c) approve the Teekay Voting and Support Agreement. Following additional discussion, including consideration of the factors described under “The Merger—Recommendations of the TIL Special Committee and Board of Directors; TIL Reasons for the Merger,” the TIL Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were fair and advisable to, and in the best interests of, TIL and the unaffiliated TIL shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) recommended that the shareholders of TIL approve the Merger Agreement, and (iv) approved the Teekay Voting and Support Agreement. The TIL Board then directed the members of TIL management to execute and deliver a definitive Merger Agreement in substantially the same form presented to the TIL Board at the board meeting, and directed that the Merger Agreement be submitted to the shareholders of TIL for approval.

On May 31, 2017, at 5:00 p.m. Eastern Daylight Time, the Teekay Tankers Board held a meeting, with representatives of Teekay Tankers management and Vinson & Elkins in attendance, to discuss and consider the proposed transaction with TIL. The representatives of Vinson & Elkins provided an update to the Teekay Tankers Board with respect to the negotiation of the transaction documents and the resolution of the outstanding issues discussed in the prior meeting of the Teekay Tankers Board. Following a discussion regarding such matters and the proposed transaction with TIL, including the factors described under “The Merger—Recommendations of the Teekay Tankers Board of Directors; Teekay Tankers’ Reasons for the Merger,” the Teekay Tankers Board unanimously (a) determined that the Merger was fair and advisable to, and in the best interests of, Teekay Tankers and the shareholders of Teekay Tankers, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Initial Charter Amendment, (c) directed that the Initial Charter Amendment be submitted to a vote of the Teekay Tankers shareholders and (d) recommended to the Teekay Tankers shareholders that the Teekay Tankers shareholders approve the Initial Charter Amendment. The Teekay Tankers Board then directed the members of Teekay Tankers management to execute and deliver a definitive Merger Agreement in substantially the same form presented to the Teekay Tankers Board at the board meeting, and directed that the proposed Initial Charter Amendment be submitted to the shareholders of Teekay Tankers for approval.

Following the Teekay Tankers board meeting, TIL and Teekay Tankers executed the Merger Agreement. Concurrently with the execution of the Merger Agreement, TIL, Teekay Tankers, Teekay Corporation and certain of its affiliates executed the Teekay Voting and Support Agreement.

At approximately 6:45 p.m. Eastern Daylight Time on May 31, 2017, TIL and Teekay Tankers each issued a press release announcing the execution of the Merger Agreement.

On June 20, 2017, HCM filed a Schedule 13D with the SEC (i) providing that, among other things, HCM intended to vote its shares of Teekay Tankers Class A Common Stock, reportedly representing approximately 10.2% of the outstanding Teekay Tankers Class A Common Stock, against the Initial Charter Amendment at the Teekay Tankers Special Meeting and (ii) requesting that the Teekay Tankers Board approve certain action to be taken by Teekay Tankers, including, among other things, that (a) the size of the increase in the number of authorized Teekay Tankers Class A Common Stock pursuant to the proposed Initial Charter Amendment be reduced to no more than the number of shares that would be required to complete the Merger, (b) the Teekay Tankers Board approve a “major stock repurchase program” and (c) Teekay Tankers place a five-year moratorium on acquiring any more related-party assets from Teekay Corporation and its other subsidiaries.

Following negotiation throughout July, August and early September 2017, Teekay Tankers management and HCM reached a tentative agreement. At a meeting on September 13, 2017, after consultation with representatives of Teekay Tankers’ management, the Teekay Tankers Board unanimously (i) approved the Huber Voting and Support Agreement among Teekay Tankers, HCM and Mr. Huber, pursuant to which Huber will vote shares of

Teekay Tankers Class A Common Stock over which Huber has sole voting power, and will use commercially reasonable efforts to encourage beneficial owners of shares of Teekay Tankers Class A Common Stock that Huber beneficially owns but over which shares Huber does not have sole voting power, in each case in favor of the Charter Amendment, in order to permit the issuance of Teekay Tankers Class A Common Stock as consideration to complete the Merger, (ii) approved a revision to the Initial Charter Amendment to reduce the requested increase in the number of authorized shares of Teekay Tankers Class A Common Stock from 200,000,000 to 85,000,000 shares (with a corresponding increase in the number of authorized shares of Teekay Tankers capital stock of 85,000,000), as reflected in the Charter Amendment, along with an amendment to the Merger Agreement reflecting the same, (iii) adopted a $45 million share repurchase program relating to Teekay Tankers Class A Common Stock, (iv) approved a five-year moratorium on Teekay Tankers’ purchase or sale of vessels from or to Teekay Corporation or its subsidiaries (other than Teekay Tankers and its subsidiaries) and (v) approved the reimbursement of certain legal fees of Huber. The Teekay Tankers Board then directed that the Charter Amendment be submitted to the shareholders of Teekay Tankers for approval at the Teekay Tankers Special Meeting and recommended that the Teekay Tankers shareholders approve the Charter Amendment. The Teekay Tankers Board also directed the members of Teekay Tankers management to execute and deliver the Letter Agreement Amendment.

On September 14, 2017, the TIL Board, including the members of the TIL Special Committee, unanimously approved the entry by TIL into the Letter Agreement Amendment.

On September 14, 2017, Teekay Tankers and TIL entered into the Letter Agreement Amendment, pursuant to which (i) TIL consented to the Huber Voting and Support Agreement and to certain actions to be taken by Teekay Tankers and (ii) Teekay Tankers and TIL amended the Merger Agreement to revise the definition of “Charter Amendment” in the Merger Agreement to reflect the revision from the Initial Charter Amendment to the Charter Amendment.

On September 14, 2017, Teekay Tankers and Huber signed the Huber Voting and Support Agreement. As of September 14, 2017, Huber beneficially owned approximately 10.2% of the outstanding Teekay Tankers Class A Common Stock, including sole voting power as to 8,711,310 shares, representing approximately 6.1% of the outstanding Teekay Tankers Class A Common Stock. Huber has agreed, pursuant to the Huber Voting and Support Agreement, that Huber will vote in favor of the Charter Amendment the shares of Teekay Tankers Class A Common Stock for which Huber has sole voting power, and Huber will (1) use commercially reasonable efforts to encourage the record holders and other beneficial owners of all shares of Teekay Tankers Class A Common Stock owned of record or beneficially by Huber but for which Huber does not have sole voting power to vote in favor of the Charter Amendment and (2) recommend that such holders and owners vote such shares of Teekay Tankers Class A Common Stock in favor of the Charter Amendment. For additional information about the Huber Voting and Support Agreement, please see “The Huber Voting and Support Agreement and Letter Agreement Amendment” beginning on page 167 of this joint proxy statement/prospectus.

Teekay Tankers’ management, including those responsible for negotiating the Merger Agreement, will continue in their positions following the closing of the Merger. No member of Teekay Tankers’ management has negotiated any separate or additional payments or remuneration in connection with the Merger. The Teekay Tankers Board Observer, who will be David A. Hollander, will receive compensation from Teekay Tankers generally consistent with other members of the Teekay Tankers Board; however, the Board Observer will be compensated entirely in cash. Mr. Hollander did not have any involvement in negotiating the transaction on behalf of TIL. Please see the section entitled “The Merger Agreement—Conduct Pending the Merger—Board Observer” for more information about the compensation payable to the Board Observer.

Although the Teekay Tankers Board determined the acquisition of TIL is in the best interests of Teekay Tankers and its shareholders, the Teekay Tankers Board did consider alternatives to acquiring TIL in order to increase Teekay Tankers’ liquidity. Alternative transactions included the issuance of new equity by Teekay Tankers, the deferral of scheduled principal repayments on Teekay Tankers’ debt facilities, and the sale of

Teekay Tankers’ assets. The Teekay Tankers Board determined that issuing equity without also acquiring assets would have been significantly dilutive to Teekay Tankers’ per share financial results. In addition, reaching agreement with Teekay Tankers’ lenders to defer principal repayments likely would have required Teekay Tankers to issue substantial equity, causing significant dilution to its shareholders, and such deferrals would have resulted in higher financial leverage. Finally, given the weakness in the tanker market and the resulting low asset values, Teekay Tankers would need to sell a large portion of its fleet to generate enough proceeds to pay down associated debt and increase liquidity, which would reduce operating leverage and cause significant dilution to Teekay Tankers’ per share financial results.

Recommendations of the TIL Special Committee and Board of Directors; TIL Reasons for the Merger

Determination of the TIL Special Committee

At a meeting held on May 30, 2017, the TIL Special Committee, consisting entirely of independent directors who are not affiliated with Teekay Tankers or Teekay Corporation, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were fair and advisable to, and in the best interests of the TIL shareholders other than Teekay Tankers and its affiliates, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that the TIL Board (a) approve the Merger Agreement and the transactions contemplated thereby, including the Merger, (b) recommend that the shareholders of TIL approve the Merger Agreement, and (c) approve the Teekay Voting and Support Agreement.

In the course of making the determinations described above, the TIL Special Committee consulted with its independent financial advisor, Evercore, and outside legal counsel, Sullivan & Cromwell, and carefully considered numerous factors relating to TIL, its business and prospects, and the risks and challenges facing it, and to the Merger Agreement and the transactions contemplated thereby, including the Merger. The TIL Special Committee considered several factors weighing positively in favor of the merger, including but not limited to the following material factors:

•	the value to be received by the shareholders of TIL in the Merger, including the fact that the Merger Consideration represents a significant premium over the trading price of TIL common stock. The Merger Consideration represented a premium of approximately 24% over the closing share price of the TIL common stock on the OSE on May 26, 2017 (the last trading date prior to the May 30, 2017 TIL Special Committee meeting), and a premium of approximately 29% based on Teekay Tankers’ 30-day volume weighted average trading price on the NYSE for the period ended May 26, 2017;

•	the belief of the TIL Special Committee that, as a result of the arms-length negotiations between the parties which resulted in an increase of the Merger Consideration from Teekay Tankers’ initial proposed exchange ratio of 2.847 shares of Teekay Tankers Class A Common Stock per share of TIL common stock to the final agreed exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock per share of TIL common stock, the Merger Consideration was the highest price per share for TIL common stock that Teekay Tankers was willing to pay at the time of those negotiations;

•	that, if the TIL Special Committee did not accept Teekay Tankers’ offer at such time, it was unlikely that any other parties would be willing to propose to acquire TIL at a value as high or higher than the Merger Consideration (as demonstrated by the fact that the proposals received from third parties during the strategic alternatives process were at values significantly lower than the Merger Consideration) or propose a more attractive business combination for TIL shareholders;

•	the consideration that, if TIL did not enter into the Merger Agreement, it was highly uncertain as to when or even whether the trading price of the TIL common stock on the OSE would reach and sustain a price per share equal to the value of the Merger Consideration;

•

the extensive strategic review undertaken by the TIL Special Committee, with the assistance of its financial advisor, and its understanding with respect to (i) TIL’s performance, future growth prospects and overall strategic direction, including a review of the business environment facing the tanker industry, the market for crude oil and refined petroleum product transportation services, and the market value of TIL’s vessels, and (ii) TIL’s strategic outlook and the strategic alternatives available to TIL, including reaching out to twelve potential strategic counterparties regarding a transaction with TIL, and the TIL Special Committee’s determination following such review that the transaction with Teekay Tankers was more favorable to the shareholders of TIL than the potential value that might result from other alternatives reasonably available to TIL if it did not pursue the Merger;

•	the valuation and other financial analyses reviewed and discussed with the TIL Special Committee by representatives of Evercore, and the opinion of Evercore, rendered orally to the TIL Special Committee on May 30, 2017 (and subsequently confirmed in writing by delivery of Evercore’s written opinion dated May 30, 2017), that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth in the opinion, the exchange ratio of 3.30 shares of Teekay Tankers Class A common stock for each share of TIL common stock is fair, from a financial point of view, to the unaffiliated TIL shareholders, as more fully described under “—Opinion of the Financial Advisor to the TIL Special Committee, Evercore Group L.L.C.”;

•	the fact that, since the merger consideration will consist of Teekay Tankers Class A Common Stock, the shareholders of TIL will own approximately 30% of the Combined Company and have the opportunity to participate in the future earnings and expected growth of the Combined Company and any future appreciation in the value of the Combined Company’s Class A Common Stock should they decide to retain the Class A Common Stock payable in the Merger;

•	the fact that the transaction is expected to be significantly accretive to TIL’s earnings per share and net asset value and that TIL shareholders who retain the Class A Common Stock payable in the Merger will receive the quarterly dividend paid by Teekay Tankers;

•	the synergies that could result from the Merger, including the potential for the Combined Company to realize approximately $3 million in annual cost savings;

•	the benefits to the shareholders of TIL and the Combined Company, which would be one of the largest publicly-traded tanker operators and the largest operator/owner of medium-size tankers, that could result from the Merger, including but not limited to:

•	an enhanced competitive and financial position;

•	a lower execution risk, as an affiliate of Teekay Tankers manages and is expected to continue to manage, TIL’s tanker vessels;

•	improved shareholder alignment resulting from a combination with major shareholders (Teekay Corporation and Teekay Tankers) and the management operations under the TIL Management Agreement;

•	the likelihood of receiving more attention from capital market participants;

•	a higher share float and improved trading liquidity for the shareholders of TIL, including as a result of the NYSE listing; and

•	the elimination of foreign exchange fluctuation for the non-Norwegian shareholders of TIL due to the shares of TIL common stock trading on the OSE in NOK;

•	the right of the TIL Special Committee to designate, on behalf of TIL’s independent shareholders, a board observer to the Teekay Tankers Board effective as of the closing for a period after closing;

•	the unique benefits of a business combination transaction with Teekay Tankers rather than a third party unaffiliated with Teekay Tankers or Teekay Corporation, including but not limited to:

•	greater certainty that the Merger will be consummated as a result of Teekay Tankers’ and Teekay Corporation’s relationship with TIL, including as (i) significant shareholders of TIL that have committed in the Merger Agreement (in the case of Teekay Tankers) and in the Teekay Voting and Support Agreement (in the case of Teekay Corporation) to vote in favor of proposals required to be approved by TIL and Teekay Tankers shareholders, as applicable, in connection with the Merger and (ii) the technical and commercial manager of the TIL vessels pursuant to the TIL Management Agreement;

•	the absence of any need on the part of TIL to terminate or modify the TIL Management Agreement or to pay any termination fees in connection with the TIL Management Agreement;

•	the acquisition by Teekay Tankers from Teekay Corporation on May 31, 2017 of the remaining 50% interest in Teekay’s commercial and technical management operations, for approximately $27 million in the form of Teekay Tankers Class B Common Stock, which acquisition is expected to further improve alignment for the Combined Company and its shareholders;

•	Teekay Tankers’ purchase of the management operations fully integrates Teekay Tankers’ tanker operation and makes it one of the largest fully integrated public shipping platforms offering full-service commercial and technical operations, as well as owning and managing the commercial pools; and

•	the representations, warranties and interim operating covenants of TIL are more limited as a result of, and are qualified by, their relationship with knowledge gained, and actions taken, by Teekay Tankers affiliates pursuant to the TIL Management Agreement;

•	the ability of TIL and Teekay Tankers to complete the Merger in a timely manner, including TIL’s ability to specifically enforce Teekay Tankers’ obligations under the Merger Agreement, and the contractual commitments of both parties with respect to the regulatory approvals required to complete the Merger;

•	the TIL Special Committee’s view of the capability and likelihood for other potential counterparties to emerge, and that while the Merger Agreement contains a covenant prohibiting TIL from soliciting third party acquisition proposals, it permits the TIL Board to entertain acquisition proposals and change or withdraw its recommendation in favor of the Merger Agreement in certain circumstances and subject to compliance with certain procedural requirements, which may include the payment by TIL of a $5 million termination fee (and in some circumstances the obligation to reimburse Teekay Tankers’ expenses up to cap of $2 million);

•	the fact that the Merger Agreement contains a covenant prohibiting Teekay Tankers from soliciting third party acquisition proposals, and while the Merger Agreement permits the Teekay Tankers Board to entertain acquisition proposals and change or withdraw its recommendation in favor of the Charter Amendment in certain circumstances and subject to compliance with certain procedural requirements, Teekay Tankers cannot terminate the Merger Agreement even in connection with the receipt of an unsolicited superior proposal or an intervening event and would still be required to hold a shareholders’ meeting to bring the Charter Amendment to a vote. In addition, in certain circumstances Teekay Tankers may be required to pay TIL a $7.5 million termination fee and/or reimburse TIL’s expenses up to cap of $2 million;

•	the TIL Special Committee’s determination, based on discussions with its financial advisor and outside legal counsel, that the payment by TIL in certain circumstances of a $5 million termination fee (and in some circumstances the obligation to reimburse Teekay Tankers’ expenses up to cap of $2 million) is reasonable and customary in size in transactions similar to the Merger and would not preclude other parties from making an acquisition proposal for TIL;

•	the other material terms and conditions of the Merger Agreement, including, among other things, the covenants of the parties, the conditions to closing of the Merger and the parties’ termination rights;

•	the thorough, independent process run by the TIL Special Committee, with the assistance of its financial advisor and outside legal counsel, and other procedural safeguards enacted by the TIL Special Committee, to ensure the fairness of the Merger and permit the TIL Special Committee to represent effectively the interests of the TIL shareholders other than Teekay Tankers and its affiliates;

•	the fact that, based on the determination of the TIL Special Committee, the Merger is subject to the approval of the Merger Agreement by both (i) the affirmative vote of the holders of a majority of the issued and outstanding shares of TIL common stock and (ii) the affirmative vote of the holders of a majority of the issued and outstanding shares of TIL common stock held by the TIL shareholders other than Teekay Tankers and its affiliates; and

•	the TIL Special Committee’s belief that it was fully informed about the extent to which the interests of the directors and officers affiliated with Teekay Corporation and Teekay Tankers in the Merger differ from those of TIL and the unaffiliated TIL shareholders.

In the course of its deliberations, the TIL Special Committee also considered a variety of risks, uncertainties and other countervailing factors weighing negatively against the Merger, but concluded that the anticipated benefits of the Merger were likely to substantially outweigh these risks. These factors included, but were not limited to:

•	the risk that the synergies and other benefits expected to result from the transaction may not be fully realized;

•	the fact that restrictions on the conduct of TIL’s business prior to the consummation of the Merger could prevent TIL from undertaking business opportunities, including strategic transactions, that arise pending completion of the Merger, which opportunities might be lost to TIL even if the Merger is not consummated;

•	the fact that the exchange ratio of the Merger Consideration is fixed and the risk that Teekay Tankers’ financial profile could change between the date of the Merger Agreement and the completion of the Merger, which could impact the value of the Teekay Tankers Class A Common Stock that TIL shareholders will receive as Merger Consideration;

•	the fact that the Merger Agreement contains a covenant prohibiting TIL from soliciting third party acquisition proposals or entering into discussions concerning or provide confidential information to third parties in connection with third party acquisition proposals, and TIL cannot terminate the Merger Agreement even in connection with the receipt of an unsolicited superior proposal or an intervening event and would still be required to hold a shareholders’ meeting to bring the Merger proposal to a vote;

•	the risk that the termination fee of $5 million to be paid to Teekay Tankers under circumstances specified in the Merger Agreement may discourage other parties that may otherwise have an interest in a business combination with TIL;

•	the risk that the unaffiliated TIL shareholders may vote against approval of the Merger Agreement;

•	the possibility that all conditions to the closing of the Merger may not be satisfied or waived, such that the Merger may not be consummated, even if the unaffiliated TIL shareholders vote to approve the Merger Agreement;

•	the risk associated with transaction-related costs incurred by TIL;

•	the risk that Teekay Tankers’ shareholders may vote against approval of the Charter Amendment, approval of which is required in order for Teekay Tankers to have a sufficient number of shares of Teekay Tankers Class A Common Stock authorized to issue the aggregate Merger Consideration to TIL shareholders;

•	the risk that, while TIL and Teekay Tankers desire the Merger to qualify as a tax-free reorganization for U.S. federal income tax purposes, obtaining tax-free treatment is not a predicate for or condition to the Merger and may not be achieved;

•	the risk that governmental entities may impose conditions on TIL and Teekay Tankers that may adversely impact the ability of the Combined Company to realize the expected synergies and other benefits to the Combined Company;

•	the fact that the directors and officers of TIL, especially those affiliated with Teekay Tankers and Teekay Corporation, have interests in the Merger that differ from the interests of the unaffiliated TIL shareholders (see the section entitled “The Merger—Certain Effects of the Merger—Interests of Certain Persons in the Merger”); and

•	the risks of the type and nature described in the section of this joint proxy statement/prospectus entitled “Risk Factors.”

Although the foregoing discussion sets forth the material factors considered by the TIL Special Committee in reaching its determinations, it is not intended to be exhaustive and may not include all of the factors considered by the TIL Special Committee, and each director may have considered different factors or given different weight to each factor. The above factors are not presented in any order of priority. In view of the variety of factors, the amount of information and the complexity of the matters considered, the TIL Special Committee members did not find it practicable to, and did not, make specific assessments of, or assign relative weights to, the specific factors considered in reaching their respective recommendations. The explanation of the reasoning of the TIL Special Committee and certain information presented in this section are forward-looking in nature and should be read in light of the factors discussed in the section of this joint proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements.”

Recommendation of the TIL Board of Directors

At a meeting held on May 31, 2017, the TIL Board, on the basis of the TIL Special Committee’s recommendations and the other factors described below, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were fair and advisable to, and in the best interests of, TIL and the unaffiliated TIL shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) resolved to recommend that the shareholders of TIL approve the Merger Agreement, and (iv) approved the Teekay Voting and Support Agreement.

On September 14, 2017, the TIL Board, including the members of the TIL Special Committee, unanimously approved the entry by TIL into the Letter Agreement Amendment, which, among other things, amended the Merger Agreement to revise the definition of “Charter Amendment” in the Merger Agreement to reflect the revision from the Initial Charter Amendment to the Charter Amendment.

In the course of making the determinations described above, the TIL Board considered the following material factors:

•	the TIL Special Committee’s analyses, conclusions and unanimous recommendation to the TIL Board described above in “—Recommendations of the TIL Special Committee and Board of Directors; TIL Reasons for the Merger—Determination of the TIL Special Committee”;

•	the fact that the TIL Special Committee consists of three independent directors of TIL who are not affiliated with Teekay Tankers or Teekay Corporation;

•	the value to be received by the shareholders of TIL in the Merger, including the fact that the Merger Consideration represents a significant premium over the trading price of TIL common stock. The Merger Consideration represented a premium of approximately 21% over the closing share price of the TIL common stock on the OSE on May 30, 2017 (the last trading date prior to the TIL Board meeting), and a premium of approximately 29% based on Teekay Tankers’ 30-day volume weighted average trading price on the NYSE for the period ended May 30, 2017;

•	the opinion of Evercore dated May 30, 2017 that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the exchange ratio of 3.30 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock is fair, from a financial point of view, to the unaffiliated TIL shareholders, as more fully described under “—Opinion of the Financial Advisor to the TIL Special Committee, Evercore Group L.L.C.”; and

•	the other factors, both positive and negative, considered by the TIL Special Committee in connection with the Merger Agreement and the transactions contemplated thereby, including the Merger, as described above in “—Recommendations of the TIL Special Committee and Board of Directors; TIL Reasons for the Merger—Determination of the TIL Special Committee.”

Although the foregoing discussion sets forth the material factors considered by the TIL Board in reaching its recommendations, it is not intended to be exhaustive and may not include all of the factors considered by the TIL Board, and each director may have considered different factors or given different weight to each factor. The above factors are not presented in any order of priority. In view of the variety of factors, the amount of information and the complexity of the matters considered, the TIL Board did not find it practicable to, and did not, make specific assessments of, or assign relative weights to, the specific factors considered in reaching their respective recommendations. The explanation of the reasoning of the TIL Board and certain information presented in this section are forward-looking in nature and should be read in light of the factors discussed in the section of this joint proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements.”

The TIL Board unanimously recommends that the shareholders of TIL vote “FOR” the proposal to approve the Merger Agreement.

Opinion of the Financial Advisor to the TIL Special Committee, Evercore Group L.L.C.

In connection with the Merger, the TIL Special Committee retained Evercore to act as its financial advisor. On May 30, 2017, Evercore delivered its oral opinion to the TIL Special Committee, confirmed by its delivery of a written opinion dated May 30, 2017, that, as of the date thereof, and based upon and subject to the various qualifications, assumptions and limitations set forth in its opinion, the Exchange Ratio of 3.30 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock was fair, from a financial point of view, to the holders of shares of TIL common stock (other than Teekay Tankers and its affiliates).

The full text of the written opinion of Evercore, dated May 30, 2017, which sets forth, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Appendix G to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. You are urged to read Evercore’s opinion carefully and in its entirety.

Evercore’s opinion was addressed to, and provided for the information and benefit of, the TIL Special Committee in connection with its evaluation of the proposed Merger and addresses only the fairness, from a financial point of view, of the Exchange Ratio to the holders of shares of TIL common stock (other than Teekay Tankers and its affiliates). Evercore’s written opinion provides that the opinion is also for the information and benefit of the TIL Board, in connection with its evaluation of the proposed Merger. The opinion does not address any other aspect of the transaction and does not constitute a recommendation to the TIL Special Committee or to any other persons in respect of the Merger, including as to how any holder of shares of TIL common stock should vote or act in respect of the Merger. Evercore’s opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to TIL, nor does it address the underlying business decision of TIL to engage in the Merger.

In connection with rendering its opinion, Evercore has, among other things:

•	reviewed certain publicly available business and financial information relating to TIL and Teekay Tankers that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•	reviewed certain non-public historical financial statements and other non-public historical financial data relating to TIL and Teekay Tankers, prepared and furnished to Evercore by management of TIL and Teekay Tankers, respectively;

•	reviewed certain non-public projected financial data relating to TIL (or the TIL Management Projections) and Teekay Tankers (or the Teekay Tankers Management Projections) under alternative business assumptions prepared and furnished to Evercore by management of TIL and Teekay Tankers, respectively;

•	reviewed certain non-public historical and projected operating data relating to TIL and Teekay Tankers, prepared and furnished to Evercore by management of TIL and Teekay Tankers, respectively;

•	discussed the past and current operations, financial projections and current financial condition of TIL and Teekay Tankers with management of TIL and Teekay Tankers (including their views on the risks and uncertainties of achieving such projections);

•	reviewed the reported prices and the historical trading activity of TIL common stock and Teekay Tankers Class A Common Stock;

•	compared the financial performance of TIL and Teekay Tankers and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of TIL and the valuation multiples relating to the Merger with those of certain other transactions that Evercore deemed relevant;

•	reviewed certain third-party charter free vessel appraisals of TIL and Teekay Tankers as provided to Evercore by management of TIL and Teekay Tankers, respectively;

•	considered the potential pro forma impact of the Merger on the Combined Company;

•	reviewed a draft of the Merger Agreement, dated May 28, 2017, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material to Evercore’s analysis;

•	reviewed a draft of the Teekay Voting and Support Agreement, dated May 26, 2017, by and among TIL, Teekay Tankers, Teekay Corporation, Teekay Finance Limited (or TFL), and THL, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material to Evercore’s analysis; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. Management of TIL and Teekay Tankers provided the financial projections of TIL and Teekay Tankers, respectively, through year-end 2019. Furthermore, management of TIL and Teekay Tankers provided to Evercore assumptions upon which Evercore, at the direction of management of TIL and with the input of management of Teekay Tankers and TIL, extrapolated the financial projections of TIL and Teekay Tankers, respectively, through year-end 2021. With respect to the projected financial and operating data relating to TIL and Teekay Tankers referred to above, Evercore assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of TIL and Teekay Tankers as to the future financial performance of TIL and Teekay Tankers, as applicable, under the alternative business assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to TIL or Teekay Tankers or the assumptions on which they were based. Evercore relied, at the TIL Special Committee’s direction, without independent verification, upon the assessments of the management of each of TIL and Teekay Tankers as to the future operational performance of TIL and Teekay Tankers (both on an individual and combined basis), including but not limited to, charter revenues, commissions, operating expenses, administrative expenses and voyage fees and expenses. For all purposes of its analysis, at the TIL Special Committee’s direction, Evercore assumed that the terms of the time charter agreements were valid and will remain in full force and effect for the term provided therein and that all charterer’s obligations will be performed for both TIL and Teekay Tankers.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, subject to the limitations and qualifications set forth therein and the disclosure schedules delivered by each of TIL and Teekay Tankers in connection therewith, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on TIL or the consummation of the Merger or materially reduce the benefits to the holders of TIL common stock of the Merger.

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of TIL or Teekay Tankers, nor did Evercore evaluate the solvency or fair value of TIL or Teekay Tankers under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. Subsequent developments may affect Evercore’s opinion, but Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of TIL common stock (other than Teekay Tankers and its affiliates), from a financial point of view, of the Exchange Ratio as of May 30, 2017. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, the creditors or other constituencies of TIL, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of TIL, or any class of such persons, whether relative to the Exchange Ratio or otherwise. Evercore assumed that any modification to the structure of the transaction will not vary in any respect material to its analysis.

Evercore expressed no opinion as to the price at which shares of TIL or Teekay Tankers will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and Evercore assumed the accuracy and completeness of assessments by TIL and its advisors with respect to legal, regulatory, accounting and tax matters.

Evercore’s opinion was only one of many factors considered by the TIL Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the TIL Special Committee with respect to the Merger or the Exchange Ratio.

Set forth below is a summary of the material financial analyses reviewed by Evercore on May 30, 2017, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before May 30, 2017, and is not necessarily indicative of current market conditions.

Selected Peer Group Trading Analyses

In performing a selected publicly traded companies analysis of TIL and Teekay Tankers, Evercore reviewed publicly available financial and market information for both companies and the selected public companies listed in the table below (or the Selected Peer Group Companies). Evercore, based on its professional judgment and experience, deemed those companies most relevant to consider in relation to TIL and Teekay Tankers, respectively, because they are public companies with operations that for purposes of this analysis Evercore considered similar to the operations of one or more of the business lines of TIL and Teekay Tankers and because they share characteristics that are similar to those of TIL and Teekay Tankers, including with respect to fleet composition, dividend yield, market capitalization, charter profile and leverage. The same Selected Peer Group Companies were used in the selected publicly traded companies analysis for each of TIL and Teekay Tankers.

Evercore reviewed, among other things, (i) the enterprise value (or EV) of each of the Selected Peer Group Companies as a multiple of estimated earnings before interest, taxes, depreciation and amortization (or EBITDA) for calendar years 2017 and 2018 and (ii) the closing price (or Price) of common stock of each of the Selected Peer Group Companies as a multiple of the current net asset value per share (or NAV Per Share) of each of the Selected Peer Group Companies based on the average of Wall Street research analysts’ estimates of NAV Per Share. EV was calculated for purposes of this analysis as equity value (based on the per share closing price of each Selected Peer Group Company on May 26, 2017, multiplied by the fully diluted number of such company’s outstanding equity securities on such date), plus debt, plus preferred stock, plus remaining newbuild obligations and less cash and cash equivalents (in the case of debt, cash and cash equivalents, as set forth on the most recent publicly available balance sheet of such company). The financial data of the Selected Peer Group Companies used by Evercore for this analysis were based on publicly available SEC filings and consensus projections provided by FactSet Research Systems Inc. Evercore also considered for purposes of its analysis (i) in the case of TIL, the TIL Management Projections for EBITDA estimates and (ii) in the case of Teekay Tankers, the Teekay Tankers Management Projections for EBITDA estimates. The Price/NAV Per Share multiple analysis for both TIL and Teekay Tankers was based on (i) in the case of TIL, the average of broker appraisals as provided by Fearnleys AS (or Fearnleys) and Clarkson Valuations Limited (or Clarksons Valuations), which appraised the vessels comprising the TIL fleet at approximately $534.5 million and $521.3 million, respectively, resulting in an average appraisal of $527.9 million, and (ii) in the case of Teekay Tankers, the average of broker appraisals as provided by Braemar ACM Valuations Limited (or Braemar) and Fearnleys, which appraised the vessels comprising the Teekay Tankers fleet at approximately $1,051.7 million and $1,050.2 million, respectively, resulting in an average appraisal of $1,050.9 million.

After subtracting TIL’s bank debt and adding the amount of TIL’s cash and cash equivalents and net working capital, in each case, as of March 31, 2017, Evercore calculated an estimated NAV for TIL, using the two appraised values summarized above, of approximately $239.3 million and $226.1 million, respectively, resulting in an average NAV for TIL of $232.7 million. Taking into account the number of shares of TIL common stock outstanding as of May 26, 2017 on a fully diluted basis, Evercore’s calculation resulted in an implied NAV per share of TIL common stock of approximately $7.87 and $7.44, respectively, as follows:

(in millions, except per share data)	Fearnleys(2)	Clarksons(3)	Appraisal Average
TIL Fleet Appraisal Value(1)	$534.5	$521.3	$527.9
Less: Bank Debt	($351.6)	($351.6)	($351.6)
Plus: Cash and Cash Equivalents	$39.5	$39.5	$39.5
Plus: Net Working Capital	$17.0	$17.0	$17.0
Net Asset Value	$239.3	$226.1	$232.7
Net Asset Value per Share	$7.87	$7.44	$7.65

(1)	Vessel appraisals are commonly used in the shipping industry. The appraisals are estimates by their nature, and the amount realized upon the actual sale of a vessel will generally be more or less. Each of the appraisers is engaged every quarter end to provide valuations based on their qualifications, experience, and reputations and because the companies are required to report the valuations to their lenders each quarter. During the past two years, TIL has paid (i) Fearnleys approximately $30,000 in the aggregate for these services and (ii) Clarksons Valuations approximately $50,000 in the aggregate for these services. TIL also paid Clarksons Valuations $20,000 pursuant to a Valuation Provision Agreement in connection with this Registration Statement. TIL did not pay any additional fees for the use of the Fearnleys appraisal in connection with the merger. Evercore used the third party appraisals to calculate NAV for purposes of evaluating the TIL Price/NAV ratio. The information in footnotes 2 and 3 below has been provided by the respective appraisal firms. No official appraisal was provided for four vessels (Tianlong Spirit, Jiaolong Spirit, Shenlong Spirit and Dilong Spirit). However, upon the direction of TIL management, Evercore used the appraisals of sister-ships as a reference for these vessels and the value ascribed to these vessels is included in these figures.

(2)	The valuations were prepared by Fearnleys AS. The valuations are given on the basis of Fearnleys AS’s own disclaimer, which is to be found on the reverse side of each individual valuation certificate reproduced in this joint proxy statement/prospectus as Appendix J. The information in this footnote has been provided by Fearnleys AS.
(3)	The valuations were prepared by Clarkson Valuations Limited. The valuations are based on recent transactions, negotiations and broker’s market knowledge and assume charter-free delivery on a willing buyer, willing seller basis. The valuations relate to April 7, 2017 and are not a guide to the market value of the vessels at any other time. Market values in the shipping industry are highly volatile. The full valuation certificate is reproduced in this joint proxy statement/prospectus as Appendix I. The information in this footnote has been provided by Clarkson Valuations Limited.

After subtracting the value of the four (4) vessels held by Teekay Tankers pursuant to a sale and lease-back arrangement and one (1) vessel to be sold by Teekay Tankers and the amount of Teekay Tankers’ bank debt and adding the amount of Teekay Tankers’ cash and cash equivalents, the estimated value of Teekay Tankers’ investment in TIL and in Lightering and Commercial and Technical Operations (pro forma for the impact of the acquisition of the remaining 50% interest in TTOL), the value of Teekay Tankers’ marked-to-market charter contract portfolio and net working capital, in each case, as of March 31, 2017, Evercore calculated an estimated NAV for Teekay Tankers, using the two appraised values summarized above, of approximately $482.2 million and $481.1 million, respectively, resulting in an average NAV for Teekay Tankers of $481.7 million. Taking into account the number of shares of Teekay Tankers common stock outstanding as of May 26, 2017 on a fully diluted basis (pro forma for the shares of Teekay Tankers Class B common stock issued in connection with the acquisition of 50% of TTOL), Evercore’s calculation resulted in an implied NAV per share of Teekay Tankers Class A Common Stock of approximately $2.69 and $2.68, respectively, as follows:

(in millions, except per share data)	Braemar(2)	Fearnleys(3)	Appraisal Average
Teekay Tankers Fleet Appraisal Value(1)	$1,051.7	$1,050.2	$1,050.9
Less: 4 Sale Lease-Back Vessels & 1 Vessel to be Sold	($168.0)	($169.0)	($168.5)
Less: Bank Debt	($721.7)	($721.7)	($721.7)
Plus: Cash and Cash Equivalents	$77.7	$77.7	$77.7
Plus: Investment in TIL	$25.5	$27.0	$26.3
Plus: Investment in Lightering	$86.8	$86.8	$86.8
Plus: Investment in Commercial and Technical Operations	$54.4	$54.4	$54.4
Plus: Marked-to-Market Charter Contract Portfolio	$38.0	$38.0	$38.0
Plus: Net Working Capital	$37.8	$37.8	$37.8
Net Asset Value	$482.2	$481.2	$481.7
Net Asset Value per Share	$2.69	$2.68	$2.69

(1)	Vessel appraisals are commonly used in the shipping industry. The appraisals are estimates by their nature, and the amount realized upon the actual sale of a vessel will generally be more or less. Each of the appraisers is engaged every quarter end to provide valuations based on their qualifications, experience, and reputations and because the companies are required to report the valuations to their lenders. During the past two years, Teekay Tankers has paid (i) Braemar approximately $19,000 in the aggregate for these services and (ii) Fearnleys approximately $70,000 in the aggregate for these services. Teekay Tankers did not pay any additional fees for the use of the appraisals in connection with the Merger. Evercore used the third party appraisals to calculate NAV for purposes of evaluating the Teekay Tankers Price/NAV ratio. The information in footnotes 2 and 3 below has been provided by the respective appraisal firms. No official appraisal was provided for one vessel (Pinnacle Spirit). However, upon the direction of Teekay Tankers management, Evercore used the appraisal of a sister-ship as a reference for this vessel and the value ascribed to this vessel is included in these figures.

(2)	The valuations were prepared by Braemar ACM Valuations Limited. Valuations are based on comparable transactions, recent and current negotiations, the current charter market, future chartering forecasts and Vessel specifications. The full valuation certificate is reproduced in this joint proxy statement/prospectus as Appendix H. The information in this footnote has been provided by Braemar ACM Valuations Limited.
(3)	The valuations were prepared by Fearnleys AS. The valuations are given on the basis of Fearnleys AS’s own disclaimer, which is to be found on the reverse side of each individual valuation certificate reproduced in this joint proxy statement/prospectus as Appendix J. The information in this footnote has been provided by Fearnleys AS.

Price/NAV Per Share multiples for each of the Selected Peer Group Companies and comparison metrics for each of TIL and Teekay Tankers are set forth in the tables below.

Selected Peer Companies: TIL and Teekay Tankers

Selected Company	EV/EBITDA— 2017E	EV/EBITDA— 2018E	Price/ NAV Per Share
Nordic American Tanker Ltd.	10.6x	7.4x	1.59x
Gener8 Maritime Inc.	9.7x	8.5x	0.64x
Euronav NV	8.5x	7.0x	0.82x
DHT Holdings Inc.	7.6x	6.5x	0.79x
Frontline Ltd.	11.4x	8.5x	1.26x
Navios Maritime Acquisition Corporation	10.2x	9.6x	1.44x
Tsakos Energy Navigation	9.0x	7.9x	0.87x
International Seaways Inc.	6.8x	5.8x	0.86x
TIL	7.8x	6.2x	0.67x

Based on its review of the Selected Peer Group Companies and its experience and professional judgment, Evercore then applied (i) a reference range of EV/EBITDA multiples of 7.5x to 10.0x to the estimated EBITDA for each of TIL and Teekay Tankers for the calendar year 2017, (ii) a reference range of EV/EBITDA multiples of 6.5x to 8.5x to the estimated EBITDA for each of TIL and Teekay Tankers for the calendar year 2018 and (iii) a reference range of Price/NAV Per Share multiples of 0.65x to 1.00x to the NAV Per Share for each of TIL and Teekay Tankers.

This analysis indicated an implied equity value per share reference range for TIL of approximately $3.06 to $7.50, $3.57 to $7.83 and $4.98 to $7.65, using the TIL 2017 EV/EBITDA multiples, 2018 EV/EBITDA multiples and Price/NAV Per Share multiples, respectively. The analysis indicated an implied equity value per share reference range for Teekay Tankers of approximately $1.72 to $3.77, $2.21 to $4.25 and $1.75 to $2.69, using the Teekay Tankers 2017 EV/EBITDA multiples, 2018 EV/EBITDA multiples and Price/NAV Per Share multiples, respectively.

Implied Relative Equity Value per Share

Evercore calculated an implied exchange ratio reference range by dividing the low end of the implied per share equity value reference range for TIL by the high end of the implied per share equity value reference range for Teekay Tankers indicated by the Selected Peer Group Company analyses and by dividing the high end of the implied per share equity value reference range for TIL by the low end of the implied per share equity value reference range for Teekay Tankers indicated by the Selected Peer Group Company analyses for each of calendar year 2017 and 2018 and current NAV Per Share. This analysis indicated an implied exchange ratio reference range of 0.810 to 4.368 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock using 2017 EV/EBITDA multiples, an implied exchange ratio reference range of 0.840 to 3.548 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock using 2018 EV/EBITDA multiples and an implied exchange ratio reference range of 1.852 to 4.384 shares of Teekay Tankers Class A Common Stock using Price/NAV Per Share multiples, in each case as compared to the Exchange Ratio of 3.30 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock.

Discounted Cash Flow Analysis

TIL

3-Year Projections. Evercore, in performing the discounted cash flow analysis of TIL, applied discount rates ranging from 10.5% to 12.5%, which were chosen by Evercore based on an estimate of TIL’s weighted average cost of capital calculated using the capital asset pricing model, to calculate the estimated present value as of March 31, 2017 of the stand-alone unlevered, after-tax free cash flows that TIL was projected to generate from April 1, 2017 through December 31, 2019, using information contained in the TIL Management Projections. The stand-alone unlevered, after-tax free cash flows that TIL was projected to generate from April 1, 2017 through December 31, 2019 were calculated by deducting drydock expenses from TIL’s forecasted EBITDA figure, as derived from the TIL Management Projections. The terminal year EBITDA was adjusted to include replacement capex, based on the assumption that if the assets are depreciating by a set rate per year, investing the same amount would ensure a constant level of assets in the business for the terminal value calculation. The terminal value of TIL as of December 31, 2019 was calculated by applying terminal value EV/EBITDA multiples ranging from 5.5x to 7.5x to estimated 2019 EBITDA. Evercore selected the ranges of terminal EV/EBITDA multiples based on (i) TIL’s fleet age for year-end 2019, (ii) TIL’s historical EV/EBITDA multiple trading range since its initial public offering, (iii) historical EV/EBITDA multiples of certain selected companies over the last ten years and (iv) historical implied crude vessel purchase price/EBITDA multiples across different fleet ages over the last ten years. The present value of the free cash flows through 2019 were then added to the present value of the terminal value to determine a range of implied enterprise values of TIL. A range of implied equity values for TIL was then calculated by reducing the range of implied enterprise values by the amount of TIL’s net debt (calculated as debt less cash and cash equivalents) as of March 31, 2017. This analysis resulted in an implied per-share equity value reference range of approximately $6.37 to $11.40.

5-Year Projections. Evercore, in performing the discounted cash flow analysis of TIL, applied discount rates ranging from 10.5% to 12.5%, which were chosen by Evercore based on an estimate of TIL’s weighted average cost of capital calculated using the capital asset pricing model, to calculate the estimated present value as of March 31, 2017 of the stand-alone unlevered, after-tax free cash flows that TIL was projected to generate from April 1, 2017 through December 31, 2021, using information contained in the TIL Management Projections. The stand-alone unlevered, after-tax free cash flows that TIL was projected to generate from April 1, 2017 through December 31, 2021 were calculated by deducting drydock expenses from TIL’s forecasted EBITDA figure, as derived from the TIL Management Projections. The terminal year EBITDA was adjusted to include replacement capex, based on the assumption that if the assets are depreciating by a set rate per year, investing the same amount would ensure a constant level of assets in the business for the terminal value calculation. The terminal value of TIL as of December 31, 2021 was calculated by applying terminal value EV/EBITDA multiples ranging from 5.0x to 7.0x to estimated 2021 EBITDA. Evercore selected the ranges of terminal EV/EBITDA multiples based on (i) TIL’s fleet age for year-end 2021, (ii) TIL’s historical EV/EBITDA multiple trading range since its initial public offering, (iii) historical EV/EBITDA multiples of certain selected companies over the last ten years and (iv) historical implied crude vessel purchase price/EBITDA multiples across different fleet ages over the last ten years. The present value of the free cash flows through 2021 were then added to the present value of the terminal value to determine a range of implied enterprise values of TIL. A range of implied equity values for TIL was then calculated by reducing the range of implied enterprise values by the amount of TIL’s net debt (calculated as debt less cash and cash equivalents) as of March 31, 2017. This analysis resulted in an implied per-share equity value reference range of approximately $7.28 to $11.98.

Teekay Tankers

3-Year Projections. Evercore, in performing the discounted cash flow analysis of Teekay Tankers, applied discount rates ranging from 9.5% to 11.5%, which were chosen by Evercore based on an estimate of Teekay Tankers’ weighted average cost of capital calculated using the capital asset pricing model, to calculate the estimated present value as of March 31, 2017 of the stand-alone unlevered, after-tax free cash flows that Teekay Tankers was projected to generate from April 1, 2017 through December 31, 2019, using information contained in the Teekay Tankers Management Projections. The stand-alone unlevered, after-tax free cash flows that Teekay Tankers was projected to generate from April 1, 2017 through December 31, 2019 were calculated by adding back cash dividends from Teekay Tankers’ joint ventures and other investments and deducting drydock expenses, from Teekay Tankers’ forecasted EBITDA figure, as derived from the Teekay Tankers Management Projections. The terminal year EBITDA was adjusted to include replacement capex, based on the assumption that if the assets are depreciating by a set rate per year, investing the same amount would ensure a constant level of assets in the business for the terminal value calculation. The terminal value of Teekay Tankers as of December 31, 2019 was calculated by applying terminal value EV/EBITDA multiples ranging from 5.0x to 7.0x to estimated 2019 EBITDA. Evercore selected the ranges of terminal EV/EBITDA multiples based on (i) Teekay Tankers’ fleet age for year-end 2019, (ii) Teekay Tankers’ historical EV/EBITDA multiple trading range since its initial public offering, (iii) historical EV/EBITDA multiples of certain selected companies over the last ten years and (iv) historical implied crude vessel purchase price/EBITDA multiples across different fleet ages over the last ten years. The present value of the free cash flows through 2019 were then added to the present value of the terminal value to determine a range of implied enterprise values of Teekay Tankers. A range of implied equity values for Teekay Tankers was then calculated by reducing the range of implied enterprise values by the amount of Teekay Tankers’ net debt (calculated as debt less cash and cash equivalents) as of March 31, 2017. This analysis resulted in an implied per-share equity value reference range of approximately $2.48 to $4.61.

5-Year Projections. Evercore, in performing the discounted cash flow analysis of Teekay Tankers, applied discount rates ranging from 9.5% to 11.5%, which were chosen by Evercore based on an estimate of Teekay Tankers’ weighted average cost of capital calculated using the capital asset pricing model, to calculate the estimated present value as of March 31, 2017 of the stand-alone unlevered, after-tax free cash flows that Teekay Tankers was projected to generate from April 1, 2017 through December 31, 2021, using information contained in the Teekay Tankers Management Projections. The stand-alone unlevered, after-tax free cash flows that Teekay Tankers was projected to generate from April 1, 2017 through December 31, 2021 were calculated by adding back cash dividends from Teekay Tankers’ joint ventures and other investments and deducting drydock expenses, from Teekay Tankers’ forecasted EBITDA figure, as derived from the Teekay Tankers Management Projections. The terminal year EBITDA was adjusted to include replacement capex, based on the assumption that if the assets are depreciating by a set rate per year, investing the same amount would ensure a constant level of assets in the business for the terminal value calculation. The terminal value of Teekay Tankers as of December 31, 2021 was calculated by applying terminal value EV/EBITDA multiples ranging from 4.5x to 6.5x to estimated 2021 EBITDA. Evercore selected the ranges of terminal EV/EBITDA multiples based on (i) Teekay Tankers’ fleet age for year-end 2021, (ii) Teekay Tankers’ historical EV/EBITDA multiple trading range since its initial public offering, (iii) historical EV/EBITDA multiples of certain selected companies over the last ten years and (iv) historical implied crude vessel purchase price/EBITDA multiples across different fleet ages over the last ten years. The present value of the free cash flows through 2021 were then added to the present value of the terminal value to determine a range of implied enterprise values of Teekay Tankers. A range of implied equity values for Teekay Tankers was then calculated by reducing the range of implied enterprise values by the amount of Teekay Tankers’ net debt (calculated as debt less cash and cash equivalents) as of March 31, 2017. This analysis resulted in an implied per-share equity value reference range of approximately $2.62 to $4.49.

Implied Relative Equity Value per Share

Evercore calculated an implied exchange ratio reference range by dividing the low end of each implied share price reference range for TIL by the high end of each implied share price reference range for Teekay Tankers indicated by the discounted cash flow analyses and by dividing the high end of each implied share price reference range for TIL by the low end of each implied share price reference range for Teekay Tankers indicated by the discounted cash flow analyses. Utilizing the TIL Projections and Teekay Tankers Projections, this analysis indicated an implied exchange ratio reference range of 1.382 to 4.593 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock when applied to the implied share price reference ranges calculated using the 3-year projections, and indicated an implied exchange ratio reference range of 1.623 to 4.573 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock when applied to the implied share price reference ranges calculated using the 5-year projections, in each case as compared to the Exchange Ratio of 3.30 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock.

Other Factors

Evercore also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, the last 52-week trading range, research analyst price targets, the historical share price ratio and a contribution analysis. None of the foregoing constituted a valuation methodology for purposes of Evercore’s financial analysis, and the foregoing were referenced for informational purposes only.

Last 52-Week Trading Range

Evercore reviewed historical trading prices of shares of TIL common stock and shares of Teekay Tankers Class A Common Stock during the twelve month period ended May 26, 2017, noting that the low and high closing prices during such period ranged from $4.02 to $6.74 for TIL and $1.90 to $3.76 for Teekay Tankers. Evercore calculated an implied exchange ratio reference range by dividing the low end of the historical trading price range for TIL by the high end of the historical trading price range for Teekay Tankers and by dividing the high end of the historical trading price range for TIL by the low end of the historical trading price range for Teekay Tankers. This indicated an implied exchange ratio reference range of 1.069 to 3.545 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock, as compared to the Exchange Ratio of 3.30 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock.

Research Analyst Price Targets

Evercore reviewed publicly available share price targets of research analysts’ estimates known to Evercore as of May 26, 2017, noting that the low and high share price targets ranged from $5.01 to $8.94 for TIL and that the low and high share price targets ranged from $1.60 to $3.50 for Teekay Tankers. Evercore calculated an implied exchange ratio reference range by dividing the low end of the share price target range for TIL by the high end of the share price target range for Teekay Tankers and by dividing the high end of the share price target range for TIL by the low end of the share price target range for Teekay Tankers. This indicated an implied exchange ratio reference range of 1.431 to 5.589 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock, as compared to the Exchange Ratio of 3.30 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock. The price targets published by equity research analysts do not necessarily reflect current market trading prices for TIL common stock and Teekay Tankers Class A Common Stock and these price targets are subject to numerous uncertainties, including the future financial performance of each company and market conditions.

Historical Share Price Ratio

Evercore reviewed the historical share price ratio of shares of TIL common stock to shares of Teekay Tankers Class A Common Stock for the three-year period ended May 26, 2017 by dividing the closing price for shares of TIL common stock by the closing price for shares of Teekay Tankers Class A Common Stock as of the end of each trading day during this period. This indicated a three-year ratio reference range of 1.482 to 3.076 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock, as compared to the Exchange Ratio of 3.30 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock.

Contribution Analysis

Evercore analyzed the respective contributions of TIL and Teekay Tankers to the EBITDA and net income of the Combined Company, based on the TIL Management Projections and Teekay Tankers Management Projections. For the purposes of the EBITDA contribution, Evercore analyzed such contributions on a levered basis by deducting each company’s respective net debt contribution to the implied combined enterprise value and on an unlevered basis not adjusted by net debt of each company, as of the end of calendar years 2017, 2018 and 2019. This analysis indicated the relative contributions of TIL and Teekay Tankers and implied exchange ratios (which in each case Evercore compared to the Exchange Ratio of 3.30 shares of Teekay Tankers Class A Common Stock for each share of TIL common stock):

Contribution Analysis

					Contribution				Implied Exchange Ratio
		Teekay Tankers	TIL	Combined	Unlevered Basis		Levered Basis
					Teekay Tankers	TIL	Teekay Tankers	TIL
		($ in millions)
EBITDA	2017E	$147	$54	$201	73.2%	26.8%	76.1%	23.9%	1.855x
	2018E	184	65	248	73.9%	26.1%	78.5%	21.5%	1.616x
	2019E	272	103	375	72.5%	27.5%	73.8%	26.2%	2.093x
Net Income	2017E	$8	$3	$11	—	—	71.0%	29.0%	2.413x
	2018E	44	14	58	—	—	75.6%	24.4%	1.908x
	2019E	140	52	192	—	—	73.1%	26.9%	2.167x

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the Merger by the TIL Special Committee, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Evercore’s view of the value of shares of TIL common stock. No company used in the above analyses as a comparison is directly comparable to TIL or Teekay Tankers. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of TIL.

Evercore prepared these analyses for the purpose of providing an opinion to the Special Committee as to the fairness, from a financial point of view, to holders of shares of TIL common stock (other than Teekay Tankers and their affiliates) of the Exchange Ratio in the Merger. These analyses do not purport to be appraisals or necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by an opinion committee of Evercore.

TIL paid Evercore an initial fee of $500,000 ($250,000 of which is creditable against any success fee), and will also pay Evercore a success fee of 0.95% of the sum of (i) the value of the consideration received for all of the equity of TIL in connection with the Merger, plus (ii) the aggregate value of any debt, capital lease and preferred stock obligations (whether consolidated, off-balance sheet or otherwise) of TIL outstanding at the closing of the Merger, for its financial advisory services in connection with the Merger, which success fee is payable at, and contingent upon, consummation of the Merger, if the Merger is consummated with Teekay Tankers or a transaction is consummated with a third party. An additional discretionary fee may be paid to Evercore by TIL, the amount of which, if any, will be determined by the TIL Special Committee in its sole and absolute discretion based upon, among other things, the resources expended by Evercore in the course of the assignment, the TIL Special Committee’s satisfaction with the services rendered and the benefit to TIL of the successful conclusion of the assignment. TIL has also agreed to reimburse Evercore for its reasonable expenses incurred in connection with its engagement and has agreed to indemnify Evercore and its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of or in connection with Evercore’s engagement.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of TIL, Teekay Tankers and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments. Prior to this engagement, Evercore, and its affiliates provided financial advisory services to TIL and had received fees for the rendering of these services, including the reimbursement of expenses. During the two year period prior May 30, 2017, no material relationship existed between Evercore and its affiliates and Teekay Tankers or its affiliates pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship, other than Evercore was retained by Teekay Tankers (i) in June 2015 to provide capital markets services to Teekay Tankers, in connection with a Continuous Offering Program, for which Evercore received a fee of $1.597 million and (ii) in November 2015 to provide capital markets services to Teekay Tankers, in connection with a Continuous Offering Program, for which Evercore received a fee of $0.609 million. Evercore may provide financial or other services to Teekay Tankers or its affiliates in the future and in connection with any such services we may receive compensation.

The TIL Special Committee engaged Evercore to act as its financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements, and valuations for corporate and other purposes.

Recommendations of the Teekay Tankers Board of Directors; Teekay Tankers’ Reasons for the Merger

At a meeting of the Teekay Tankers Board held on May 31, 2017, after consultation with Teekay Tankers’ management and outside legal advisor, the Teekay Tankers Board unanimously (i) determined that the Merger is fair and advisable to, and in the best interests of, Teekay Tankers and the shareholders of Teekay Tankers, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Initial Charter Amendment, (iii) directed that the Initial Charter Amendment be submitted to a vote of the Teekay Tankers shareholders; and (iv) recommended to the Teekay Tankers shareholders that the Teekay Tankers shareholders approve the Initial Charter Amendment.

In doing so, the Teekay Tankers Board considered the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of TIL and Teekay Tankers. Additionally, in making its determination, the Teekay Tankers Board considered a number of factors, including, but not limited to, the following:

•	Teekay Tankers expects the transaction to be accretive to Teekay Tankers’ earnings per share;

•

the fact that the transaction is consistent with Teekay Tankers’ stated strategy of increasing shareholder value through investing and operating throughout the tanker cycle using a variety of levers, which includes using Teekay Tankers’ platform to pursue consolidation and investment opportunities; in addition, the transaction is consistent with Teekay Tankers’ strategy to strengthen its balance sheet, which includes decreasing financial leverage and increasing liquidity;

•	based on TIL’s enterprise value in the Merger implied by the Exchange Ratio and the closing price of Teekay Tankers Class A Common Stock on May 26, 2017, Teekay Tankers has agreed to pay a 3.1% premium on the fair market value of TIL’s fleet, which it believes is a fair premium to be paid to acquire an en bloc fleet, and including a reasonable control premium;

•	Teekay Tankers expects that the acquisition of TIL will decrease its financial leverage and, on a pro forma basis, would increase Teekay Tankers’ liquidity by approximately $117 million to approximately $203 million as of March 31, 2017, which the Teekay Tankers Board determined is a superior avenue for strengthening liquidity relative to other alternatives which may have required the issuance of new dilutive equity;

•	the fact that the acquisition of TIL is expected to reduce Teekay Tankers’ average vessel age from 10 years to 9 years and increase Teekay Tankers’ fleet size from 41 vessels to 59 vessels, including six in-chartered conventional tankers;

•	the fact that Teekay Tankers will be acquiring tanker assets that are at historically low values;

•	the combination of Teekay Tankers and TIL’s respective businesses is expected to result in various synergies, including the potential for the combined company to realize approximately $3 million in annual cost savings;

•	compared to TIL’s vessels being sold to a third party, this transaction enables Teekay Tankers’ commercial pools to maintain the required scale to service customer contract obligations as well as their time-charter needs and support Teekay Tankers’ strategically important regional businesses in the Far East and the Gulf of Mexico;

•	the fact that Teekay Tankers is acquiring a known, quality fleet that has been technically and commercially managed by an affiliate of Teekay Tankers since being acquired by TIL and that has the ability to produce earnings on par with Teekay Tankers existing vessels;

•	Teekay Tankers expects that the integration of TIL will not result in significant costs or a distraction to Teekay Tankers’ management given that both Teekay Tankers and TIL are managed by an affiliate of Teekay Tankers;

•	Teekay Tankers expects that the acquisition of TIL’s modern vessels will provide Teekay Tankers with sufficient scale to sell some older vessels as the tanker market recovers, providing capital to reduce debt or pursue other opportunities in alignment with Teekay Tankers’ long-term fleet strategy;

•	the fact that the transaction is expected to reduce Teekay Tankers’ all-in cash break-even levels at an opportune time during cyclical weakness and allows Teekay Tankers to further benefit from a tanker market recovery;

•	the financial analyses presented by Swedbank to the Teekay Tankers Board and the opinion of Swedbank, as of the date of such opinion and subject to and based on the various qualifications, assumptions and limitations set forth in the opinion, that the Merger Consideration was fair, from a financial point of view, to Teekay Tankers, as more fully described in the section entitled “The Merger—Opinion of Swedbank Norge”;

•	the fact that the exchange ratio is fixed and will not be adjusted for fluctuations in the market price of shares of Teekay Tankers Class A Common Stock or fluctuations in the market price of shares of TIL common stock;

•	the greater certainty that the merger will be consummated as a result of the voting commitments of significant shareholders of TIL and Teekay Tankers to vote in favor of the proposals required to be approved by the TIL and Teekay Tankers shareholders, as applicable, in connection with the Merger;

•	the ability of Teekay Tankers, in specified circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal with respect to Teekay Tankers, as further described in the section entitled “The Merger Agreement—Conduct Pending the Merger—No Solicitation”;

•	the ability of the Teekay Tankers Board, in specified circumstances, to make a change in recommendation to Teekay Tankers shareholders concerning the Charter Amendment, as further described in the section entitled “The Merger Agreement—Conduct Pending the Merger—No Solicitation”;

•	the belief that the required regulatory approval under the HSR Act from the Antitrust Division of the Department of Justice was expected to be received prior to the end date and that no other regulatory approvals were expected to be required in order to consummate the Merger. For more information about the status of these applications, see the section entitled “The Merger Agreement—Conditions to the Merger”;

•	the ability of the Teekay Tankers and TIL to complete the Merger in a timely manner, including Teekay Tankers’ ability to specifically enforce TIL’s obligations under the Merger Agreement, and the contractual commitments of both parties with respect to the regulatory approvals required to complete the Merger; and

•	other favorable terms of the Merger Agreement, including:

•	restrictions on TIL’s ability to solicit alternative transactions and to provide confidential information to, or engage in discussions with, a third party interested in pursuing an alternative transaction with TIL, as further discussed in the section entitled “The Merger Agreement—Conduct Pending the Merger—No Solicitation”;

•	the fact that, while TIL can change or withdraw its recommendation in favor of the Merger Agreement in certain circumstances and subject to compliance with certain procedural requirements, TIL cannot terminate the Merger Agreement in connection with the receipt of an unsolicited superior proposal or an intervening event and would still be required to hold a shareholders’ meeting to bring the Merger Agreement to a vote;

•	the obligation of TIL to pay Teekay Tankers a termination fee of $5 million upon termination of the Merger Agreement under specified circumstances; and

•	the obligation of TIL to reimburse Teekay Tankers for its documented out-of-pocket expenses, subject to a maximum amount of $2 million, if the Merger Agreement is terminated due to the failure to obtain the TIL shareholder approvals or if the TIL Board changes its recommendation.

In connection with its deliberations relating to the Merger, the Teekay Tankers Board also considered potential risks and negative factors concerning the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•	the risk that the Merger might not be completed in a timely manner or at all;

•	the effect that the length of time from announcement until closing could have on the market price of shares of Teekay Tankers Class A Common Stock, and the relationships with Teekay Tankers’ shareholders;

•	the costs that will be incurred by Teekay Tankers in connection with consummating the Merger and the impact of those costs on Teekay Tankers’ operating results;

•	the risk that the anticipated benefits of the Merger will not be realized in full or in part, including the risk that expected synergies will not be achieved or will not be achieved in the expected time frame;

•	the fact that the exchange ratio is fixed and will not be adjusted for fluctuations in the market price of shares of Teekay Tankers Class A Common Stock or fluctuations in the market price of shares of TIL common stock;

•	the risk that the Teekay Tankers shareholders may vote against the approval of the Charter Amendment and the risk that the TIL shareholders may vote against the approval of the Merger Agreement;

•	certain restrictions on the conduct of Teekay Tankers’ business during the pendency of the Merger, including restrictions on Teekay Tankers’ ability to solicit alternative transactions, although the Teekay Tankers Board believed that such restrictions were reasonable;

•	the fact that the Merger Agreement provides for the ability of the TIL Board to, under certain circumstances, fail to make, withdraw, modify or amend, in a manner adverse to Teekay Tankers, its recommendation that TIL shareholders approve the Merger Agreement;

•	the risk that if the Merger Agreement is terminated, Teekay Tankers may be obligated to pay a termination fee of $7.5 million under certain circumstances;

•	the inability of Teekay Tankers to terminate the Merger Agreement to enter into an agreement for a superior proposal or an intervening event;

•	the potential impact on the market price of Teekay Tankers Class A Common Stock as a result of the issuance of the stock consideration to TIL shareholders, including the risk that it could create an overhang on Teekay Tankers’ stock price if former TIL shareholders sell their shares of Teekay Tankers Class A Common Stock following the Merger;

•	the risk that the regulatory approval process could result in a rejection of the Merger, the imposition of undesirable conditions or burdensome terms; and

•	the risks described in the section entitled “Risk Factors.”

After consideration of these factors, the Teekay Tankers Board determined that, overall, the potential benefits of the Merger outweighed the potential risks.

On September 14, 2017, following approval by the Teekay Tankers Board, (a) Teekay Tankers entered into the Letter Agreement Amendment with TIL pursuant to which (i) TIL consented to the Huber Voting and Support Agreement (pursuant to which Huber agreed to vote certain shares of Teekay Tankers Class A Common Stock in favor of the Charter Amendment) and to certain actions to be taken by Teekay Tankers in response to Huber’s Schedule 13D filing with the SEC on June 20, 2017, which stated Huber’s intent not to vote in favor of the Initial Charter Amendment and (ii) Teekay Tankers and TIL amended the Merger Agreement to revise the definition of “Charter Amendment” to reflect the revision from the Initial Charter Amendment to the Charter Amendment and (b) Teekay Tankers entered into the Huber Voting and Support Agreement with Huber. For additional information about the Huber Voting and Support Agreement, please see “The Huber Voting and Support Agreement and Letter Agreement Amendment” beginning on page 167 of this joint proxy statement/prospectus.

The foregoing discussion of factors considered by the Teekay Tankers Board is not intended to be exhaustive and may not include all the factors considered by the Teekay Tankers Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Teekay Tankers Board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger and the Merger Agreement. In addition, individual members of the Teekay Tankers Board may have given differing weights to different factors. The Teekay Tankers Board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Teekay Tankers’ management and outside legal advisor.

The foregoing description of Teekay Tankers’ consideration of the factors supporting the Merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

Opinion of Swedbank Norge

Teekay Tankers engaged Swedbank to deliver to the Teekay Tankers Board, in its capacity as such, Swedbank’s opinion, as investment bankers, as to the fairness to Teekay Tankers, from a financial point of view, of the Merger Consideration. At a meeting of the Teekay Tankers Board held on May 30, 2017, Swedbank delivered to the Teekay Tankers Board its oral opinion, which opinion was confirmed in writing by the delivery of its written opinion, dated May 30, 2017 (or the Opinion), that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Opinion, the Merger Consideration was fair, from a financial point of view, to Teekay Tankers. Swedbank was not engaged to serve, and did not serve, as financial advisor or in any other capacity for any of the parties to the Merger Transactions in connection with the Merger Transactions.

The full text of the Opinion is attached to this joint proxy statement/prospectus as Appendix F and is incorporated herein by reference. The summary of the Opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Opinion. Teekay Tankers’ shareholders are encouraged to read the Opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered, limitations and qualifications of the review undertaken by Swedbank in connection with the Opinion. The Opinion was provided for the information of, and directed to, the Teekay Tankers Board in connection with its consideration of the financial terms of the Merger and was only one of many factors considered by the Teekay Tankers Board in its evaluation of the Merger Transactions. The Opinion addresses only the fairness to Teekay Tankers, from a financial point of view, of the Merger Consideration as of the date of the Opinion. The Opinion does not address any other term or aspect of the Merger Transactions, including, without limitation, as to the fairness of the Merger Consideration to the holders of any class of securities, creditors or other constituencies of Teekay Tankers. Furthermore, Swedbank expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger Transactions, or any class of such persons relative to the Merger Consideration or with respect to the fairness of any such compensation. Swedbank expressed no opinion as to the price at which the shares of Teekay Tankers Class A Common Stock or the shares of TIL common stock will trade at any future time. The Opinion does not constitute a recommendation to the Teekay Tankers Board as to how it should vote or otherwise act with respect to the Charter Amendment, the Merger Transactions or any other matter or to any shareholder of Teekay Tankers as to how such shareholder should vote or otherwise act with respect to the Charter Amendment, the Merger Transactions or any other matter. The Opinion did not address or compare the relative merits of the Merger Transactions with any other strategies or transactions which might have been available to Teekay Tankers and did not address the underlying decision of Teekay Tankers to effect the Merger Transactions.

The Opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Swedbank as of, the date of the Opinion. Subsequent developments from the date of the Opinion may affect the Opinion and Swedbank does not have any obligation to update, revise or reaffirm the Opinion.

In connection with preparing the Opinion, Swedbank, among other things:

•	reviewed a draft of the Merger Agreement dated May 20, 2017;

•	reviewed certain publicly available business and financial information concerning TIL and Teekay Tankers and the industries in which they operate;

•	compared the financial and operating performance of TIL and Teekay Tankers with publicly available information concerning certain other companies Swedbank deemed relevant and reviewed the current and historical market prices of the shares of TIL common stock and the Teekay Tankers Class A Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts provided to Swedbank by the management of Teekay Tankers relating to the businesses of Teekay Tankers and TIL;

•	reviewed valuations (“fleet valuations”) for the fleets of each of TIL and Teekay Tankers and certain independent broker valuations relating to portions of the fleets of each of TIL and Teekay Tankers, in each case provided to Swedbank by Teekay Tankers; and

•	performed such other financial studies and analyses and considered such other information as Swedbank deemed appropriate for the purposes of the Opinion.

In addition, Swedbank held discussions with certain members of the management of TIL and Teekay Tankers with respect to certain aspects of the Merger, the past and current business operations of TIL and Teekay Tankers, the financial condition and future prospects and operations of TIL and Teekay Tankers, the effects of the Merger on the financial condition and future prospects of Teekay Tankers, and certain other matters.

In connection with its review and analysis and in rendering the Opinion, Swedbank relied upon and assumed, with the Teekay Tankers Board’s consent, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Swedbank by TIL or Teekay Tankers or otherwise reviewed by Swedbank (including, without limitation, the fleet valuations and independent broker valuations provided to Swedbank by Teekay Tankers). Swedbank did not independently verify any such information or its accuracy or completeness and did not assume any obligation to undertake any such independent verification. Swedbank did not evaluate the solvency of TIL or Teekay Tankers under any state or federal or other laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, Swedbank assumed, with the Teekay Tankers Board’s consent, that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of management of Teekay Tankers as to the expected future results of operations and financial condition of TIL and Teekay Tankers to which such analyses or forecasts related. Swedbank expressed no view as to such analyses or forecasts or the assumptions on which they were based. Swedbank did not make, nor was Swedbank provided with, any independent valuation or appraisal of the assets or liabilities of Teekay Tankers or TIL, other than certain independent broker valuations provided by management of Teekay Tankers as referenced above, nor did Swedbank assume any responsibility to make or obtain any such valuations or appraisals. Swedbank did not make any physical inspection of the properties or assets of Teekay Tankers or TIL. Swedbank also assumed, with the Teekay Tankers Board’s consent, that the Merger Transactions will have the tax consequences described in discussions with, and materials furnished to Swedbank by, representatives of Teekay Tankers, and will be consummated as described in the Merger Agreement. Swedbank also assumed that the representations and warranties made by Teekay Tankers and TIL in the Merger Agreement were and will be true and correct in all respects material to its analysis. Swedbank is not a legal, regulatory, accounting or tax expert and it relied on the assessments made by advisors to Teekay Tankers with respect to such issues. Swedbank further assumed, with the Teekay Tankers Board’s consent, that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on TIL or Teekay Tankers or on the contemplated benefits of the Merger.

Swedbank also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of TIL or Teekay Tankers since the date of the last financial statements of TIL and Teekay Tankers, respectively, made available to Swedbank and that there was no information or facts that would make any of the information reviewed by Swedbank incomplete or misleading in any respect material to Swedbank’s analyses or the Opinion. In addition, Swedbank assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by Teekay Tankers or any other party and without any adjustment to the Merger Consideration. Swedbank assumed that the Merger Transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (or the Exchange Act), and all other applicable federal, state and foreign statutes, rules and regulations.

The following is a summary of the material financial analyses utilized by Swedbank in connection with providing the Opinion. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Swedbank, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Swedbank’s analyses.

Summary of Financial Analyses

Historical pricing and exchange ratio

Historical exchange ratio

Swedbank calculated the historical exchange ratios of the shares of TIL common stock relative to the Teekay Tankers Class A Common Stock implied by the average of the daily closing prices of the shares of TIL common stock and the Teekay Tankers Class A Common Stock during each of calendar years 2014 (starting from March 25, 2014), 2015 and 2016 and calendar year 2017 to May 26, 2017. The resulting implied exchange ratios are set forth in the table below. Swedbank noted that, based on the closing prices of shares of TIL common stock and Teekay Tankers Class A Common Stock on May 26, 2017, the implied exchange ratio as of that date was approximately 2.6x. Swedbank also noted that the historical exchange ratio has only been higher than the Exchange Ratio directly after the completion of the initial public offering of TIL.

	2014 from March 25	2015	2016	2017 to May 26
Mean TIL/ Teekay Tankers exchange ratio	2.7x	1.8x	2.1x	2.3x

TIL common share price historical averages

Swedbank reviewed the trading prices of shares of TIL common stock for the 12 months ended May 26, 2017, and calculated the average closing price and volume weighted average price (or VWAP) for the one-week, one-month, 3-month and 12-month periods ended May 26, 2017. The resulting prices for the relevant periods are set forth in the table below.

$ per TIL common share	Last week	Last month	Last 3 months	Last 12 months
TIL common share price (arithmetic average)	5.16	5.11	5.00	5.30
TIL common share price (VWAP)	5.20	5.16	5.06	5.21

Swedbank noted that the implied price of shares of TIL common stock in the Merger, based on the Exchange Ratio of 3.30 and the closing price of Teekay Tankers Class A Common Stock on May 26, 2017, was $6.40 per share, which, compared to the last week‘s VWAP, implied a premium of 23% for shares of TIL common stock. The premium compared to the VWAP share price for the last 12 months was similar.

Tender offer premiums for companies listed on the OSE

Swedbank reviewed historical mean premiums offered in successful tender offers for companies listed on the OSE during each of the years 1998 through 2015. For these purposes, Swedbank considered a tender offer for a company successful when holders of over 90% of all outstanding shares of such company accepted such tender offer. The mean premiums for such tender offers as compared to the closing price of the target company’s stock on the day prior to announcement and as compared to the average closing price of the target company’s stock for the four weeks ending on the date prior to announcement during the relevant periods are set forth below.

Year	1 day	4 week
1998	50.3%	48.9%
1999	25.0%	37.9%
2000	18.6%	40.6%
2001	21.9%	34.0%
2002	40.3%	22.3%
2003	24.7%	29.1%
2004	30.4%	28.3%
2005	11.5%	42.9%
2006	23.4%	43.5%
2007	22.7%	26.5%
2008	29.5%	24.3%
2009	22.9%	31.0%
2010	22.6%	25.4%
2011	46.3%	45.3%
2012	38.6%	41.2%
2013	26.3%	38.0%
2014	32.0%	36.2%
2015	28.0%	32.0%

Mean for all years	28.6%	34.8%

Swedbank considered that, historically, the mean premiums for successful tender offers for companies listed on the OSE typically ranged between 20% and 40%. Swedbank noted that the premiums for shares of TIL common stock in the Merger implied by the Exchange Ratio and the closing price of Teekay Tankers Class A Common Stock on May 26, 2017, of 25% based on the closing price of shares of TIL common stock on May 26, 2016, and of 24% based on the VWAP for shares of TIL common stock for the last 4 weeks, was in the lower end of this range. Swedbank also noted that, in a recent proposed transaction in the shipping industry, the DHT Holdings Inc. board of directors declined an offer from Frontline Ltd. with a 1-day premium of 22% and a 4-week premium of 21%.

Consensus equity research on TIL

Swedbank reviewed selected public market trading price targets for shares of TIL common stock prepared and published by four equity research analysts that had published or confirmed price targets for shares of TIL common stock as of May 26, 2017. Swedbank reviewed the most recent 12-month price target published by each such analyst. These targets reflected each analyst’s estimate of the public market trading price of shares of TIL common stock within 12 months from the time the price target was published. At May 26, 2017, such selected equity analyst price targets for shares of TIL common stock ranged from $5.19 to $8.84 per share, with a mean of $6.31 and a median of $5.60. Swedbank noted that the consideration in the Merger of $6.40 per share of TIL common stock implied by the Exchange Ratio and the closing price of Teekay Tankers Class A Common Stock on May 26, 2017 represented only a slight premium to the mean consensus target price.

Valuation multiple relative to selected publicly traded companies

Swedbank performed an analysis of selected publicly-traded companies in the tanker industry in order to estimate an implied value of TIL based on certain public market multiples for selected companies that share certain operating and financial characteristics with TIL. Swedbank reviewed and compared TIL’s price to earnings ratio (or P/E), implied by the closing price of shares of TIL common stock and average earnings estimates by equity research analysts for 2018 as of May 26, 2017, to corresponding P/Es for the following six publicly-traded tanker companies (collectively, the Selected Companies):

•	Euronav NV

•	Frontline Ltd.

•	DHT Holdings, Inc.

•	Gener8 Maritime Inc.

•	Scorpio Tankers Inc.

•	Teekay Tankers Ltd.

Swedbank chose the Selected Companies because they have business models similar in some respects to those of TIL, but none of the Selected Companies has the same management, composition, size, operations and/or financial profile as TIL.

Using the averages of research estimates from FactSet for TIL and the Selected Companies (including Teekay Tankers), Swedbank compared the P/E of each Selected Company to the P/E of TIL, in each case as of market close on May 26, 2017, and to the P/E of TIL implied by the Exchange Ratio and the price of Teekay Tankers Class A Common Stock as of market close on May 26, 2017. The P/E of each Selected Company and of TIL, as of market close on May 26, 2017 and, in the case of TIL, as implied by the Exchange Ratio and the closing price of Teekay Tankers Class A Common Stock on May 26, 2017, are set forth below.

	EURN	FRO	DHT	GNRT	STNG	Teekay Tankers	TIL Last Price	TIL Exchange Ratio
P/E	19.0x	12.9x	12.2x	11.2x	8.3x	8.1x	5.4x	6.7x

		Difference to TIL Exchange Ratio
Median Selected Companies and TIL last price	11.2x	+4.5
Average Selected Companies and TIL last price	11.0x	+4.3
TIL last price	5.4x	-1.3

Swedbank noted that the P/E of TIL implied by the Exchange Ratio and the price of Teekay Tankers Class A Common Stock as of market close on May 26, 2017 was below the median P/E of the Selected Companies and TIL of 11.2x, but above the P/E of TIL based on TIL’s trading price as of the close of trading on May 26, 2017 of 5.4x.

Valuation based on fleet valuation

Swedbank performed a net asset value valuation (or NAV) for each of Teekay Tankers and TIL using the fleet valuations provided by Teekay Tankers and net interest bearing debt (or NIBD) for each of Teekay Tankers and TIL based on financial information provided by Teekay Tankers.

The average vessel age of Teekay Tankers’ and TIL’s vessels, by category of vessel, as well as the NAV valuation, are set forth below.

Average vessel age	LR2	Aframax	Suezmax	VLCC	Total fleet
TIL	5.0	7.4	7.9		7.4
Teekay Tankers	7.9	13.0	9.1	3.9	10.0
Combined					9.3

Value $m	LR2	Aframax	Suezmax	VLCC	Other	NIBD	NAV
TIL	60	137	310	0	13	309	211
Teekay Tankers	160	216	610	7	191	799	385
Combined							596

The fleet valuations provided by Teekay Tankers for the respective vessels of TIL and Teekay Tankers were prepared by Teekay Tankers management and derived from available market data, and indicated valuations of (i) the vessels comprising the TIL fleet at approximately $507.2 million and (ii) the vessels comprising the Teekay Tankers fleet at approximately $993.3 million. The vessel values (included by Teekay Tankers in the fleet valuations) provided to Swedbank by Teekay Tankers (which Teekay Tankers management prepared based on market data available as of March 2017) were determined by Teekay Tankers to be, in aggregate, approximately 3% less than third-party broker valuations for comparable TIL vessels and approximately 5% less than third-party broker valuations for comparable Teekay Tankers vessels (based on third-party broker valuations delivered in April 2017).

After subtracting TIL’s net debt (as provided by Teekay Tankers) and adding the amount of TIL’s net other assets, as estimated by Swedbank research as of May 26, 2017, Swedbank calculated an estimated NAV for TIL, using the fleet valuation summarized above, of approximately $211.0 million. Taking into account the number of shares of TIL common stock outstanding as of May 26, 2017 on a fully diluted basis, Swedbank’s calculation resulted in an implied NAV per share of TIL common stock of approximately $6.95 as follows:

(in millions, other than per share data)	Estimates
TIL Fleet Valuation	$507.2
Less: Net Debt	($309.3)
Plus: Net Other Assets	$13.1
Net Asset Value	$211.0
Net Asset Value per Share	$6.95

After subtracting Teekay Tankers’ net debt and adding the estimated value of Teekay Tankers’ investment in TIL and in Lightering and Commercial and Technical Operations, the value of Teekay Tankers’ marked-to-market charter contract portfolio and net working capital (each as provided by Teekay Tankers), Swedbank calculated an estimated NAV for Teekay Tankers, using the fleet valuation summarized above, of approximately $385.3 million. Taking into account the number of shares of Teekay Tankers Class A Common Stock outstanding as of May 26, 2017 on a fully diluted basis, Swedbank’s calculation resulted in an implied NAV per share of Teekay Tankers Class A Common Stock of approximately $2.33, as follows:

(in millions, other than per share data)	Estimates
Teekay Tankers Fleet Valuation	$993.3
Less: Net Debt	798.7
Plus: Investment in TIL	$22.9
Plus: Investment in Lightering	$65.0
Plus: Investment in Commercial and Technical Operations	$27.0
Plus: Marked-to-Market Charter Contract Portfolio	$38.0
Plus: Net Working Capital	$37.8
Net Asset Value	$385.3
Net Asset Value per Share	$2.33

Based on the NAV valuation of TIL and the closing price of shares of TIL common stock on May 26, 2017, Swedbank noted that shares of TIL common stock traded at a price to NAV (or P/NAV) of approximately 0.7x at such date. Swedbank also noted that, based on the price of shares of TIL common stock in the Merger implied by the Exchange Ratio and the price of Teekay Tankers Class A Common Stock as of market close on May 26, 2017, shares of TIL common stock would have a P/NAV of approximately 0.9x. Further, Swedbank noted that, based on the NAV per share of each of Teekay Tankers and TIL (and not the price of Teekay Tankers Class A Common Stock or shares of TIL common stock), the premium in the Merger implied by the Exchange Ratio would be approximately 11%.

The table below sets forth (i) the TIL NAV per share of TIL common stock, (ii) the price per share of TIL common stock in the Merger implied by the Exchange Ratio and the closing price of Teekay Tankers Class A Common Stock on May 26, 2017, (iii) the price per share of TIL common stock in the Merger implied by the Exchange Ratio and the Teekay Tankers NAV per share of Teekay Tankers Class A Common Stock, (iv) the premium of the price per share of TIL common stock in the Merger implied by the Exchange Ratio and the closing price of Teekay Tankers Class A Common Stock on May 26, 2017 compared to the TIL NAV per share of TIL common stock and (v) the premium implied by the Exchange Ratio based solely on the NAV of each of Teekay Tankers and TIL.

TIL NAV per common share	TIL price per common share implied by Exchange Ratio and price per share of Teekay Tankers Class A Common Stock	Price per TIL common share implied by Exchange Ratio and Teekay Tankers NAV per share of Teekay Tankers Class A Common Stock	Premium of implied price per TIL common share based on Teekay Tankers price per share of Teekay Tankers Class A Common Stock compared to TIL NAV per common share	Premium based on NAV for NAV exchange
$6.95	$6.40	$7.69	-8%	11%

Swedbank further noted that, based on the price of shares of TIL common stock in the Merger implied by the Exchange Ratio and the closing price of Teekay Tankers Class A Common Stock on May 26, 2017 and on the TIL vessel valuations included in the fleet valuations, TIL’s enterprise value is 103% of its total fleet value, and that, based on the closing price of Teekay Tankers Class A Common Stock on May 26, 2017 and on the Teekay Tankers vessel valuations included in the fleet valuations, Teekay Tankers’ enterprise value is 106% of its total fleet value. Swedbank noted that the market has historically valued TIL’s assets at a discount, whereas Teekay Tankers’ assets have traded at a premium.

The following tables set forth the balance sheet of each of Teekay Tankers and TIL and compares it with Teekay Tankers’ enterprise value implied by the closing price of Teekay Tankers Class A Common Stock on May 26, 2017, and TIL’s enterprise value in the Merger implied by the Exchange Ratio and the closing price of Teekay Tankers Class A Common Stock on May 26, 2017.

Overview of Teekay Tankers	$m
NIBD	799
Equity value	321
Enterprise Value Fleet Value	1,119 1,184	*

Overview of TIL	$m
NIBD	309
Equity value implied in Merger	194
Enterprise Value implied in Merger	504	*
Fleet Value	520

*	Note: Figures do not tie due to rounding.

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in the text of the Opinion, Swedbank was of the opinion that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Opinion, the Merger Consideration was fair, from a financial point of view, to Teekay Tankers.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its Opinion, Swedbank considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Swedbank believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Swedbank’s analyses and the Opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Swedbank’s view of the actual value of Teekay Tankers or TIL.

Swedbank received a fee of $450,000 from Teekay Tankers for delivering the Opinion, no portion of which was contingent upon the consummation of the Merger Transactions. In addition, Teekay Tankers agreed to indemnify Swedbank for certain liabilities arising out of Swedbank’s engagement.

As of the date of the Opinion, employees in Swedbank owned 7,502 shares of TIL common stock and members of the Swedbank team who provided services in connection with the Opinion owned no shares of TIL common stock.

As of the date of the Opinion, Swedbank acted as a lender under Teekay Tankers’ Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016, between Teekay Tankers, Nordea Bank Finland PLC and the other parties thereto (under which Swedbank held 5.5% of the aggregate outstanding revolving loans), and under TIL’s revolving credit facilities (under which Swedbank held 25% of the aggregate outstanding revolving loans), and in connection therewith has received customary compensation. Swedbank has also advised affiliates of Teekay Tankers in certain matters, including (i) Teekay LNG Partners L.P. in its May 2015, October 2016 and January 2017 bond issuances, and (ii) Teekay Offshore Partners L.P. in connection with a recapitalization in 2015 for its Norwegian bonds and in connection therewith has received customary compensation.

Swedbank is a full-service securities firm which may be engaged at various times, directly or through its affiliates, in various activities including, without limitation, securities trading, investment management, financing and brokerage activities and financial advisory services for companies, governments and individuals. In the ordinary course of these activities, Swedbank and its affiliates from time-to-time may: (i) effect transactions for their own accounts or the accounts of their clients and hold long or short positions in debt or equity securities or other financial instruments (or related derivative instruments) of Teekay Tankers or TIL; (ii) have confidential discussions with, and provide information to, clients, potential clients, financial investors or other parties in Teekay Tankers’ industry regarding various market and strategic matters; and/or (iii) have performed, or sought to perform, various investment banking, financial advisory or other services for clients who may have conflicting interests with respect to Teekay Tankers. In certain circumstances the interests of Teekay Tankers or TIL may be regarded as conflicting with the interests of a client of Swedbank or its affiliates in relation to a particular transaction, or they may have some other interest that is material.

Unaudited Financial Projections of TIL and Teekay Tankers

Management of Teekay Tankers prepared financial projections for the years 2017 through 2019 for Teekay Tankers and provided the financial projections to the TIL Special Committee and Evercore, as financial advisor to the TIL Special Committee in connection with its evaluation of the Merger. Management of TIL prepared financial projections for the years 2017 through 2019 for TIL and provided the projections to the TIL Special Committee, Evercore and Teekay Tankers. The TIL and Teekay Tankers financial projections were also provided to Swedbank, in connection with its Opinion delivered to the Teekay Tankers Board. The financial projections were prepared on a standalone basis giving no impact to the proposed Merger. At the direction of the TIL Special Committee, and based on the assumptions provided to Evercore by managements of Teekay Tankers and TIL and with the input of management of Teekay Tankers and TIL, Evercore extrapolated the financial projections through year end 2021. We refer to the 2017 through 2021 financial projections of Teekay Tankers as the “Teekay Tankers Financial Projections” and the 2017 through 2021 financial projections for TIL as the “TIL Financial Projections.” Together the Teekay Tankers Financial Projections and the TIL Financial Projections are referred to as the “Financial Projections.” The Teekay Tankers Financial Projections were prepared as of May 4, 2017, subsequently updated as of May 12, 2017 and have not been subsequently updated. The TIL Financial Projections were prepared as of April 26, 2017, subsequently updated as of May 12, 2017 and have not been subsequently updated.

Neither Teekay Tankers nor TIL, as a matter of course, makes public long term projections due to, among other reasons, the uncertainty of the underlying assumptions and estimates. The financial projections for the years 2017 through 2019 provided to the Teekay Tankers Board, Swedbank, the TIL Special Committee and Evercore by management of Teekay Tankers and TIL were provided for the sole purpose of assisting them in their analysis of the Merger. The summary of the Financial Projections below is included herein solely because the Financial Projections were provided to the TIL Special Committee and used by Evercore in their financial analysis provided to the TIL Special Committee and because the financial projections for the years 2017 through 2019 were provided to the Teekay Tankers Board and used by Swedbank in their financial analysis provided to the Teekay Tankers Board. The Financial Projections were not prepared with a view toward public disclosure or with a view toward complying with any regulatory standard, including GAAP, the guidelines of the SEC with respect to prospective financial information or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither Teekay Tankers’ nor TIL’s independent accountants (or any other independent accountants) have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for the prospective financial information. The reports of the independent registered public accounting firm incorporated by reference into this joint proxy statement/prospectus relate to the historical financial information of Teekay Tankers and TIL, respectively. Such reports do not extend to any of the prospective financial information herein.

In developing the financial projections for the years 2017 through 2019 and providing input and assumptions in respect of the financial projections for the years 2020 and 2021, the management of Teekay Tankers and TIL made numerous material assumptions with respect to their respective businesses for the periods covered by the projections. The assumptions included, but were not limited to, the following:

•	Vessel utilization, rechartering and pricing

•	Spot rates for Suezmax and Aframax tankers

•	Operating costs and capital expenditures

•	The impact of regulations and likely changes in regulation

•	Growth profits and the financing of growth

•	Other general business, market and financial assumptions.

All these assumptions involved variables making them difficult to predict, and most are beyond the control of Teekay Tankers or TIL. Although Teekay Tankers management, with respect to the Teekay Tankers Financial Projections, and TIL management, with respect to TIL Financial Projections, believe that the assumptions were reasonable at the time of their preparation, both believe that the results of operations for their respective companies will likely vary substantially from what has been projected because of the nature of their businesses and the inherent uncertainty in any attempt to predict business operations on a long-term basis. In addition, the Financial Projections are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that are outside the control of TIL and Teekay Tankers and could cause actual results to differ materially from those contained in the Financial Projections, including, among other things, the factors and/or risks set forth in Teekay Tankers’ reports filed with the SEC, and other factors described or referenced in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” and in the section entitled “Risk Factors.” Accordingly, the Financial Projections are not facts and may not be indicative of future results. The Financial Projections do not reflect any impact of the proposed merger and do not take in account the potential consequences should the merger fail to be consummated, and should not be viewed as accurate or continuing in those contexts.

Teekay Tankers, TIL the Special Committee and Evercore, because of their overall familiarity with Teekay Tankers and TIL and the various experts available to assist them, were positioned to utilize the Financial Projections in an appropriate manner. We believe that a shareholder of Teekay Tankers or TIL, however, should use particular caution when considering the Financial Projections and to view them principally for the purpose of acquiring an understanding of the background for the decision-making processes at Teekay Tankers and TIL leading up to the execution of the Merger Agreement.

The inclusion of the summary of the Financial Projections in this joint proxy statement/prospectus should not be regarded as predictive of actual future results nor should it be construed as financial guidance. The summary of the Financial Projections included in this joint proxy statement/prospectus is not intended to induce any shareholder of Teekay Tankers or TIL, as applicable, to vote in favor of any of the proposals at the special meeting of Teekay Tankers or TIL, as applicable, but have been included solely because the Financial Projections were made available to the TIL Special Committee and used by Evercore in connection with the rendering of its fairness opinion to the Special Committee and performing its related financial analyses, as described in the section entitled “The Merger—Opinion of the Financial Advisor to the TIL Special Committee, Evercore Group L.L.C.” and because the financial projections for the years 2017 through 2019 were made available to the Teekay Tankers Board and used by Swedbank in connection with the rendering of its fairness opinion to the Teekay Tankers Board and performing its related financial analyses, as described in the section entitled “The Merger—Opinion of Swedbank Norge.”

NEITHER TEEKAY TANKERS NOR TIL INTEND TO REVISE THE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE NO LONGER APPROPRIATE.

TIL Financial Projections

	Prepared by TIL Management						Extrapolated by Evercore
	2017E				2018E	2019E	2020E	2021E
	Q2	Q3	Q4	Q2-Q4	FY	FY	FY	FY
	($ in millions)						($ in millions)
Total TCE Earnings, Net(1)	$27.2	$24.4	$31.3	$82.9	$127.3	$167.4	$171.3	$174.2

EBITDA(2)	$12.0	$9.0	$16.0	$37.1	$64.7	$103.3	$105.3	$106.8
Free Cash Flow(3)	(6.5)	(6.3)	1.2	(11.7)	3.4	8.8	—	42.8
Debt/LTM EBITDA	6.1x	6.0x	5.9x	5.9x	4.2x	2.0x	1.2x	0.6x
Net Debt/LTM EBITDA	5.5	5.5	5.4	5.4	3.7	1.7	0.8	NM

(1)	“Total TCE Earnings” for purposes of this table means total time charter equivalent earnings.
(2)	“EBITDA” for purposes of this table means earnings before interest expense, tax, depreciation and amortization.

(3)	“Free Cash Flow” for purposes of this table means EBITDA plus / (minus) cash inflows / (outflows) from investing and financing.

Teekay Tankers Financial Projections

	Prepared by Teekay Tankers Management						Extrapolated by Evercore
	2017E				2018E	2019E	2020E	2021E
	Q2	Q3	Q4	Q2-Q4	FY	FY	FY	FY
	($ in millions)						($ in millions)
Total TCE Earnings, Net(1)	$89.1	$80.7	$88.8	$258.6	$378.1	$472.4	$446.3	$431.9

EBITDA(2)	$12.0	$29.5	$40.5	$106.3	$183.5	$271.8	$250.7	$240.1
Free Cash Flow(3)	(1.2)	—	—	(1.2)	—	—	—	—
Debt/LTM EBITDA	5.6x	5.5x	5.3x	5.3x	3.6x	1.7x	1.2x	0.6x
Net Debt/LTM EBITDA	5.3	5.2	5.0	5.0	3.3	1.5	1.0	0.4

(1)	“Total TCE Earnings” for purposes of this table means total time charter equivalent earnings .
(2)	“EBITDA” for purposes of this table means earnings before interest expense, tax, depreciation and amortization.
(3)	Free Cash Flow” for purposes of this table means EBITDA plus / (minus) cash inflows / (outflows) from investing and financing.

Certain Effects of the Merger

Conversion of Issued and Outstanding Shares of TIL Common Stock and Cancellation of Other Issued and Outstanding Equity Securities of TIL

At the effective time of the Merger, Merger Sub will be merged with and into TIL, with TIL continuing as the Surviving Company. Each issued and outstanding share of TIL common stock, other than shares of common stock held in the treasury of TIL or owned by Teekay Tankers or any of its subsidiaries, will be cancelled and will be converted into the right to receive 3.30 shares of Teekay Tankers Class A Common Stock. Each (a) share of TIL common stock that is held in the treasury of TIL or owned by Teekay Tankers or any of its subsidiaries immediately prior to the effective time of the Merger, (b) share of preferred stock of TIL that is issued and outstanding immediately prior to the effective time of the Merger and (c) warrant to purchase or acquire shares of TIL common stock that has not been exercised prior to the effective time of the Merger, will be cancelled, in each case without any conversion thereof or payment of any consideration therefor. See “The Merger Agreement” for a complete description of the Merger Agreement.

Effective upon the closing of the Merger, the shareholders of TIL will have ownership interests in Teekay Tankers and rights as Teekay Tankers shareholders. Therefore, TIL’s shareholders will participate with Teekay Tankers’ shareholders in any earnings or growth of Teekay Tankers following the Merger and will benefit from any increase in the value of Teekay Tankers following the Merger.

Effect on Listing, Registration and Status of TIL and Shares of TIL Common Stock

Upon the completion of the Merger, TIL will remain incorporated in the Republic of the Marshall Islands. TIL is required to use its reasonable best efforts to cause the shares of TIL common stock to be delisted from and no longer quoted on the OSE as soon as practicable following the completion of the Merger.

Effect on Organization and Management of Teekay Tankers

Upon the completion of the Merger, the corporate management team of Teekay Tankers will manage the Combined Company. Kevin Mackay, who currently serves as the principal executive officer of Teekay Tankers, will serve as the principal executive officer of the Combined Company, and Vincent Lok, who currently serves as the principal financial officer of Teekay Tankers, will serve as the principal financial officer of the Combined Company. The Manager, which is an affiliate of Teekay Corporation and currently is the commercial and technical manager of the Teekay Tankers and the TIL respective fleets and provides certain corporate and administrative services to Teekay Tankers and TIL, including through TTOL and its affiliates, will continue to provide commercial, technical and certain corporate and administrative services to the Combined Company.

Plans for the Companies if the Merger is Not Completed

If the Merger is not completed, TIL and Teekay Tankers will continue their respective businesses as separate companies and Teekay Corporation, through its affiliate, will continue to provide commercial, technical, corporate and administrative services to TIL and its fleet and to provide personnel and officers to TIL pursuant to the TIL Management Agreement. Please see “Related Party Transactions—Transactions Relating to TIL’s January 2014 Formation and Private Placement—Management Agreement.” TIL and Teekay Tankers may in such event continue to explore and pursue merger and growth opportunities together or with other companies.

Interests of Certain Persons in the Merger

In considering the respective recommendation of the TIL Board and the Teekay Tankers Board, you should be aware that certain of TIL’s and Teekay Tankers’ executive officers and directors may have interests in the transaction that are different from, or are in addition to, the interests of TIL’s and Teekay Tankers’ shareholders. The Teekay Tankers Board and TIL Board were aware of these potential or actual conflicts of interest and considered them along with other matters when they determined to recommend the Merger. Please see “The Merger—Background of the Merger” and “Related Party Transactions.”

TIL Directors

Certain members of the TIL Board are affiliated with Teekay Tankers or Teekay Corporation and have conflicts of interest in evaluating the Merger. Kenneth Hvid, a director of TIL, is also the President and Chief Executive Officer of Teekay Corporation and a director of Teekay Tankers and the general partner of Teekay Offshore Partners L.P., an affiliate of Teekay Corporation. William Lawes, a director of TIL, is also a director of Teekay Tankers. Teekay Corporation and its affiliates are parties to several agreements and transactions with TIL. For additional information, please see “Related Party Transactions.”

Due to these conflicts, the TIL Board unanimously delegated to the TIL Special Committee, comprised solely of independent directors that have no conflicts relating to the Merger, the authority to review, evaluate, negotiate, reject and/or recommend to the TIL Board the proposed Merger, the Merger Agreement and the related transactions and documents. In addition, the TIL Special Committee was granted the authority to select and retain independent legal and financial advisors to assist the TIL Special Committee in carrying out its responsibilities. In connection with the negotiation of the proposed Merger, the TIL Special Committee required that, in addition to TIL shareholder approvals required by applicable corporate law, the Merger Agreement be approved by the affirmative vote of the holders of a majority of the outstanding shares of TIL common stock not owned by Teekay Tankers and its affiliates (including Teekay Corporation).

Teekay Tankers Directors

Certain members of the Teekay Tankers Board are affiliated with TIL. Kenneth Hvid, a director of Teekay Tankers, is also the President and Chief Executive Officer of Teekay Corporation and a director of TIL and the general partner of Teekay Offshore Partners L.P., an affiliate of Teekay Corporation. William Lawes, a director of Teekay Tankers, is also a director of TIL. For additional information, please see “Related Party Transactions.”

TIL Executive Officers

William Hung, Scott Gayton and Edith Robinson, TIL’s Chief Executive Officer, Chief Financial Officer and Secretary, respectively, are also employees of Teekay Corporation or its subsidiaries. Mr. Hung also serves as Executive Vice President, Strategic Development, of Teekay Corporation; Mr. Gayton also serves as Vice President, Finance, of Teekay Corporation; and Ms. Robinson also serves as Secretary of Teekay Tankers and of the general partner of each of Teekay LNG Partners L.P. and Teekay Offshore Partners L.P.

Directors of the Combined Company Post-Merger

The Teekay Tankers Board following the Merger, until their successors are duly elected and qualified will be: Arthur Bensler (Chairman), Richard J.F. Bronks, Richard T. du Moulin, Kenneth Hvid, William Lawes, Richard Paterson and Bjorn Moller. In addition, pursuant to the terms of the Merger Agreement, the TIL Special Committee and Teekay Tankers have agreed that David A. Hollander will serve as the Board Observer. Please see “The Merger Agreement—Conduct Pending the Merger—Board Observer.”

Security Ownership by TIL Management and Certain Beneficial Owners

The following table sets forth certain information regarding beneficial ownership, as of October 24, 2017, of TIL common stock by TIL directors and executive officers as a group.

Identity of Person or Group	TIL Common Stock	Percent of TIL Common Stock Owned
All directors and executive officers as a group (8 persons)	95,432	0.31%

The following table sets forth certain information regarding beneficial ownership, as of October 24, 2017, of TIL common stock by each entity or group TIL knows to beneficially own more than 5% of the outstanding shares of TIL common stock.

Identity of Person or Group	TIL Common Stock	Percent of TIL Common Stock Owned
Blue Mountain Capital Management, LLC	5,298,503	17.4%
Teekay Tankers Ltd.	3,435,130	11.3%
The Mangrove Partners Master Fund, Ltd.	3,113,293	10.2%
Teekay Corporation	2,500,000	8.2%
Tennenbaum Capital Partners, LLC(1)	2,149,208	7.1%
Tufton Oceanic Group	1,527,444	5.0%

(1)	Timothy Gravely, one of TIL’s directors, was formerly employed by, and previously directed his board renumeration to, Tennenbaum Capital Partners, LLC.

Security Ownership by Teekay Tankers’ Management and Certain Beneficial Owners

Please see Item 6 and Item 7 of Teekay Tankers’ Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

Indemnification and Insurance

Pursuant to the Merger Agreement, Teekay Tankers and the Surviving Company are required in certain circumstances to indemnify and hold harmless certain directors or officers of TIL or any of its subsidiaries. Please see the section entitled “The Merger Agreement—Conduct Pending the Merger—Indemnification and Insurance.”

Listing of Teekay Tankers Class A Common Stock

Teekay Tankers has agreed to use its reasonable best efforts to cause the shares of Teekay Tankers Class A Common Stock issuable in the Merger as Merger Consideration to be approved for listing on the NYSE, subject to official notice of issuance to the NYSE, as promptly as practicable after the date of the Merger Agreement and in any event prior to the consummation of the Merger, and TIL has agreed to reasonably cooperate with Teekay Tankers with respect to such approval.

Exchange Agent

Prior to the effective time of the Merger, Teekay Tankers will enter into an agreement with an exchange agent reasonably acceptable to TIL for the payment of the Merger Consideration as described in the Merger Agreement.

THE TEEKAY TANKERS SPECIAL MEETING

This section contains information for Teekay Tankers’ shareholders about the Special Meeting that Teekay Tankers has called to allow its shareholders to consider and approve the Charter Amendment and the Teekay Tankers Adjournment Proposal. Together with this joint proxy statement/prospectus, Teekay Tankers is sending a notice of the Teekay Tankers Special Meeting and a form of proxy that Teekay Tankers’ Board is soliciting for use at the Teekay Tankers Special Meeting.

Date, Time and Place

The Teekay Tankers Special Meeting will be held on November 17, 2017, at 12:00 p.m., local time, at Victoria Room, Semiahmoo Resort, 9565 Semiahmoo Pkwy, Blaine, WA 98230, USA, unless adjourned or postponed to a later date.

Matters to be Considered

At the Teekay Tankers Special Meeting, Teekay Tankers shareholders will be asked to consider and vote upon a proposal to approve the Charter Amendment, which is an amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation to increase the number of authorized shares of Class A Common Stock from 200,000,000 to 285,000,000, with a corresponding increase in the number of authorized shares of capital stock from 400,000,000 to 485,000,000.

If approved by the Teekay Tankers shareholders, the Charter Amendment will become effective upon filing with the Registrar of Corporations of the Marshall Islands even if the TIL shareholders fail to approve the Merger Agreement.

The Merger will only occur if both (i) the Charter Amendment is approved by both the holders of a majority of the outstanding shares of Teekay Tankers Class A Common Stock and the holders of a majority of the outstanding voting power of Teekay Tankers Class A Common Stock and Teekay Tankers Class B Common Stock, voting together as a single class and (ii) the Merger Agreement is approved by both the holders of a majority of the outstanding shares of TIL common stock and the holders of a majority of the outstanding shares of TIL common stock not owned by Teekay Tankers and its affiliates (including Teekay Corporation). Teekay Tankers shareholders will also be asked to consider and vote upon a proposal to approve the Teekay Tankers Adjournment Proposal, which is a proposal to approve the adjournment of the Teekay Tankers Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt and approve the Charter Amendment.

Proxies

If you are a Teekay Tankers shareholder of record (that is, you own shares registered in your own name) on the Record Date, you may attend the Teekay Tankers Special Meeting and vote in person, or you may vote by proxy. You may vote by proxy by completing and returning the proxy card accompanying this joint proxy statement/prospectus or by telephone or through the Internet by following the instructions described on your proxy card. If your shares are held through a bank, broker, trustee or other nominee (that is, if your shares are held beneficially in “street name”), you will receive separate voting instructions from your bank, broker, trustee or other nominee with your proxy materials. Although most banks, brokers, trustees and other nominees offer telephone and Internet voting, availability and specific processes will depend on their voting arrangements. You can revoke a proxy at any time before the vote is taken at the Teekay Tankers Special Meeting by submitting a properly executed proxy of a later date by mail, telephone or Internet, or by attending the Teekay Tankers Special Meeting and voting in person. Communications about revoking Teekay Tankers proxies should be addressed to:

Corporate Secretary

Teekay Tankers Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

If your shares are held beneficially in street name, you should follow the instructions of your bank, broker, trustee or other nominee regarding the revocation of proxies.

All shares represented by valid proxies that Teekay Tankers receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you are a shareholder of record and you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the approval of the Charter Amendment and the Teekay Tankers Adjournment Proposal. As of the date of this joint proxy statement/prospectus, the Teekay Tankers Board was unaware of any other matters that may be presented for action at the Teekay Tankers Special Meeting. If other matters properly come before the Teekay Tankers Special Meeting, or at any adjournment or postponement of the Teekay Tankers Special Meeting, Teekay Tankers intends that shares represented by properly submitted proxies will be voted, or not voted, by and in accordance with the best judgment of the persons named as proxies on the proxy card.

Record Date

The Teekay Tankers Board has fixed the close of business on October 9, 2017 as the Record Date for determining the Teekay Tankers shareholders entitled to receive notice of and to vote at the Teekay Tankers Special Meeting.

Vote Required; Shares Entitled to Vote

Approval of the Charter Amendment requires the affirmative “FOR” vote of the holders of at least a majority of (i) the outstanding shares of Teekay Tankers’ Class A Common Stock as of the Record Date, voting as a single class, and (ii) the outstanding voting power of Teekay Tankers Class A Common Stock and Teekay Tankers Class B Common Stock, voting together as a single class. Accordingly, a Teekay Tankers shareholder’s failure to submit a proxy card or to vote in person at the Teekay Tankers Special Meeting, an abstention from voting, or the failure of a Teekay Tankers shareholder who holds his, her or its shares in “street name” through a broker or other nominee to give voting instructions to the broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to approve the Charter Amendment.

Approval of the Teekay Tankers Adjournment Proposal requires the affirmative “FOR” vote of the holders of a majority of the total voting power of all capital stock of Teekay Tankers entitled to vote on the Teekay Tankers Adjournment Proposal and represented in person or by proxy at the Teekay Tankers Special Meeting. Accordingly, shares present but not voted and abstentions will have the same effect as a vote “AGAINST” the Teekay Tankers Adjournment Proposal, while broker non-votes and shares not in attendance at the Teekay Tankers Special Meeting will have no effect on the outcome of any vote on the Teekay Tankers Adjournment Proposal.

Holders of shares of Class A Common Stock of Teekay Tankers may cast one vote at the Teekay Tankers Special Meeting for each share of Class A Common Stock that was owned at the close of business on the Record Date. Pursuant to the Teekay Tankers Amended and Restated Articles of Incorporation, holders of Class B Common Stock are generally entitled to five votes per share, provided that the voting power of the Class B Common Stock is limited such that the aggregate voting power of all shares of outstanding Class B Common Stock can at no time exceed 49% of the voting power of outstanding Class A Common Stock and Class B Common Stock, voting together as a single class. Based on the 142,216,113 shares of Class A Common Stock and 37,007,981 shares Class B Common Stock outstanding as of the Record Date, the outstanding shares of Class B Common Stock will be entitled to such votes representing, in the aggregate, 49% of the voting power of all such shares of Class A and Class B Common Stock entitled to vote at the Teekay Tankers Special Meeting.

The Teekay Tankers Board urges Teekay Tankers’ shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage paid envelope, or to vote by telephone or through the Internet.

Quorum; Broker Non-Votes

A quorum comprised of holders of a majority of the total voting power of all shares of Class A Common Stock and Class B Common Stock entitled to vote at the Teekay Tankers Special Meeting must be present in person or represented by proxy at the Teekay Tankers Special Meeting. In addition, because the Charter Amendment must be approved by the holders of Class A Common Stock, voting as a single class, the holders of a majority of the Class A Common Stock entitled to vote at the Teekay Tankers Special Meeting must be present in person or represented by proxy at the Teekay Tankers Special Meeting. In the absence of a quorum, the chairman of the Teekay Tankers Special Meeting will have the power to adjourn the Teekay Tankers Special Meeting.

Holders of Teekay Tankers Class A Common Stock and Class B Common Stock present in person at the Teekay Tankers Special Meeting but not voting, and shares of Teekay Tankers Class A Common Stock and Class B Common Stock for which Teekay Tankers has received proxies indicating that their holders have abstained, will be counted as present at the Teekay Tankers Special Meeting for purposes of determining whether a quorum is established. Broker non-votes, if any, will be counted for purposes of determining whether a quorum exists at the Teekay Tankers Special Meeting.

Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. Neither the approval of the Charter Amendment nor the Teekay Tankers Adjournment Proposal is considered a routine matter. Accordingly, brokers will not have discretionary voting authority to vote your Teekay Tankers shares on the Charter Amendment or the Teekay Tankers Adjournment Proposal. A broker non-vote occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares on a particular non-routine matter. A broker will not be permitted to vote on the proposal to approve the Charter Amendment or the Teekay Tankers Adjournment Proposal without instruction from the beneficial owner of the shares of Teekay Tankers Class A Common Stock held by that broker. As a result, shares of Teekay Tankers Class A Common Stock beneficially owned that have been designated on proxy cards by the broker, bank or nominee as not voted on the proposal to approve the Charter Amendment (broker non-vote) will have the same effect as a vote “AGAINST” the proposal to approve the Charter Amendment. Broker non-votes will have no effect, however, on the proposal to approve the Teekay Tankers Adjournment Proposal. If you hold shares of Teekay Tankers Class A Common Stock through a broker, bank or other organization with custody of your shares, follow the voting instructions you receive from that organization.

Voting of Shares Owned by Affiliates, Directors and Officers

As of the date of this joint proxy statement/prospectus, Teekay Corporation owned approximately 55.9% of the total voting power of Teekay Tankers (through its ownership of shares of Teekay Tankers’ Class A and B Common Stock) and approximately 13.6% of the voting power of Teekay Tankers’ outstanding Class A Common Stock. In addition, directors and executive officers of Teekay Tankers and Teekay Corporation and their affiliates owned (directly or indirectly) and had the right to vote approximately 0.9% of the Teekay Tankers Class A Common Stock entitled to be voted at the Teekay Tankers Special Meeting. Teekay Corporation has entered into the Teekay Voting and Support Agreement that provides, among other things, that Teekay Corporation will support the Merger and the other transactions contemplated by the Merger Agreement, including by voting the shares of Teekay Tankers Class A Common Stock and Class B Common Stock beneficially owned by Teekay Corporation and its subsidiaries in favor of the Charter Amendment. As of the date of this joint proxy statement/prospectus, Teekay Tankers expects that Teekay Tankers’ and Teekay Corporation’s directors and executive officers, and each of their respective affiliates, will vote any shares held by them “FOR” the authorization and approval of the Charter Amendment and the Teekay Tankers Adjournment Proposal.

As of September 14, 2017, Huber beneficially owned approximately 10.2% of the outstanding Teekay Tankers Class A Common Stock, including sole voting power as to 8,711,310 shares, representing approximately 6.1% of the outstanding Teekay Tankers Class A Common Stock. Huber has agreed, pursuant to the Huber

Voting and Support Agreement, that Huber will vote in favor of the Charter Amendment the shares of Teekay Tankers Class A Common Stock for which Huber has sole voting power, and Huber will (1) use commercially reasonable efforts to encourage the record holders and other beneficial owners of all shares of Teekay Tankers Class A Common Stock owned of record or beneficially by Huber but for which Huber does not have sole voting power to vote in favor of the Charter Amendment and (2) recommend that such holders and owners vote such shares of Teekay Tankers Class A Common Stock in favor of the Charter Amendment. For additional information about the Huber Voting and Support Agreement, please see “The Huber Voting and Support Agreement and Letter Agreement Amendment” beginning on page 167 of this joint proxy statement/prospectus.

Voting by Telephone or Through the Internet

Shareholders of Teekay Tankers may have the option to submit their proxies or voting instructions by telephone or electronically through the Internet instead of submitting proxies by mail on the enclosed proxy card. You should check your proxy card or the voting instruction form forwarded by your broker, bank, trustee or other nominee of record to see which options are available.

Teekay Tankers shareholders of record may submit proxies:

•	By telephone: Use any touch tone telephone to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you call. You will be prompted to enter your control number(s), which is located on your proxy card, and then follow the directions given.

•	Through the Internet: Use the Internet to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you access the website. You will be prompted to enter your control number(s), which is located on your proxy card, to create and submit an electronic ballot.

Please note that although there is no charge to you for voting by telephone or electronically through the Internet, there may be costs associated with electronic access such as usage charges for Internet service providers and telephone companies. Teekay Tankers does not cover these costs; they are solely your responsibility.

Delivery of Proxy Materials

To reduce the expenses of delivering duplicate proxy materials to Teekay Tankers shareholders, Teekay Tankers is relying upon SEC rules that permit it to deliver only one joint proxy statement/prospectus to multiple shareholders who share an address unless it receives contrary instructions from any shareholder at that address. If you share an address with another Teekay Tankers shareholder and have received only one joint proxy statement/prospectus, you may contact Teekay Tankers as specified below to request a separate copy of this document and Teekay Tankers will promptly send a separate copy to you at no cost to you:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

Recommendation of the Teekay Tankers Board

The Teekay Tankers Board has unanimously determined that the Merger is fair and advisable to, and in the best interests of, Teekay Tankers and the shareholders of Teekay Tankers, and has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Charter Amendment. The Teekay Tankers Board unanimously recommends that Teekay Tankers shareholders vote “FOR” the approval of the Charter Amendment and “FOR” the approval of the Teekay Tankers Adjournment Proposal.

THE TIL SPECIAL MEETING

This section contains information for TIL’s shareholders about the TIL Special Meeting that TIL has called to allow its shareholders to consider, authorize and approve the Merger Agreement, the TIL Adjournment Proposal and the Special Committee Compensation Proposal. Together with this joint proxy statement/prospectus, TIL is sending a notice of the TIL Special Meeting and a form of proxy that the TIL Board is soliciting for use at the TIL Special Meeting.

Date, Time and Place

The TIL Special Meeting will be held on November 17, 2017, at 1:00 p.m., local time, at Victoria Room, Semiahmoo Resort, 9565 Semiahmoo Pkwy, Blaine, WA 98230, USA, unless adjourned or postponed to a later date.

Matters to be Considered

At the TIL Special Meeting, TIL shareholders will be asked to consider and vote upon a proposal to approve the Merger Agreement, pursuant to which Merger Sub will merge with and into TIL, with TIL surviving as a direct wholly-owned subsidiary of Teekay Tankers.

The Merger will only occur if both (i) the Merger Agreement is approved by both the holders of a majority of the outstanding shares of TIL common stock and the holders of a majority of the outstanding shares of TIL common stock not owned by Teekay Tankers and its affiliates (including Teekay Corporation) and (ii) the Charter Amendment is approved by both the holders of a majority of the outstanding shares of Teekay Tankers Class A Common Stock and the holders of a majority of the outstanding voting power of Teekay Tankers Class A Common Stock and Teekay Tankers Class B Common Stock, voting together as a single class.

TIL shareholders will also be asked to consider and vote upon a proposal to approve the TIL Adjournment Proposal, which is a proposal to approve the adjournment of the TIL Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement.

TIL shareholders will also be asked to consider and vote upon a proposal to approve the Special Committee Compensation Proposal, which is a proposal to approve and ratify the remuneration to be paid in the year 2017 to the Chair of the TIL Special Committee, in an amount not to exceed $50,000 in cash, and with respect to each member of the TIL Special Committee (other than the Chair of the TIL Special Committee), in an amount not to exceed $40,000 in cash.

Proxies

If you are a TIL shareholder of record (that is, you own shares registered in your own name) on October 9, 2017, you may attend the TIL Special Meeting and vote in person, or you may vote by proxy. You may vote by proxy by completing and returning the proxy card accompanying this joint proxy statement/prospectus. If your shares are held through a bank, broker, trustee or other nominee (that is, if your shares are held beneficially in “street name”), you will receive separate voting instructions from your bank, broker, trustee or other nominee with your proxy materials. Although most banks, brokers, trustees and other nominees offer telephone and Internet voting, availability and specific processes will depend on their voting arrangements. You can revoke a proxy at any time before the vote is taken at the TIL Special Meeting by submitting a properly executed proxy of a later date by mail, or by attending the TIL Special Meeting and voting in person. Communications about revoking TIL proxies should be addressed to:

Corporate Secretary

Tanker Investments Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

If your shares are held beneficially in street name, you should follow the instructions of your bank, broker, trustee or other nominee regarding the revocation of proxies.

All shares represented by valid proxies that TIL receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you are a TIL shareholder of record and you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the approval of the Merger Agreement, the TIL Adjournment Proposal and the Special Committee Compensation Proposal. As of the date of this joint proxy statement/prospectus, the TIL Board was unaware of any other matters that may be presented for action at the TIL Special Meeting. If other matters properly come before the TIL Special Meeting, or at any adjournment or postponement of the TIL Special Meeting, TIL intends that shares represented by properly submitted proxies will be voted, or not voted, by and in accordance with the best judgment of the persons named as proxies on the proxy card.

Record Date

The TIL Board has fixed the close of business on October 9, 2017 as the Record Date for determining the TIL shareholders entitled to receive notice of and to vote at the TIL Special Meeting.

Vote Required; Shares Entitled to Vote

Approval of the Merger Agreement requires the affirmative “FOR” vote of (i) the holders of a majority of the outstanding shares of TIL common stock, (ii) the holders of a majority of the outstanding shares of TIL common stock not owned by Teekay Tankers and its affiliates (including Teekay Corporation), (iii) the holder of the one share of Series A-1 preferred stock of TIL (which share is currently owned by Teekay Corporation) and (iv) the holder of the one share of Series A-2 preferred stock of TIL (which share is currently owned by Teekay Tankers). The TIL Special Committee required the vote described in clause (ii) above, in addition to the other shareholder approvals required pursuant to applicable corporate law. Each of Teekay Corporation and Teekay Tankers have agreed to vote their shares of TIL common stock and preferred stock in favor of the Merger Agreement. Accordingly, a TIL shareholder’s failure to submit a proxy card or to vote in person at the TIL Special Meeting, an abstention from voting, or the failure of a TIL shareholder who holds his, her or its shares in “street name” through a broker or other nominee to give voting instructions to the broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to approve the Merger Agreement.

Approval of the TIL Adjournment Proposal requires the affirmative “FOR” vote of the holders of a majority of the total voting power of all capital stock of TIL entitled to vote on the TIL Adjournment Proposal and represented in person or by proxy at the TIL Special Meeting. Accordingly, shares present but not voted and abstentions will have the same effect as a vote “AGAINST” the TIL Adjournment Proposal, while broker non-votes and shares not in attendance at the TIL Special Meeting will have no effect on the outcome of any vote on the TIL Adjournment Proposal.

Approval of the Special Committee Compensation Proposal requires the affirmative “FOR” vote of the holders of a majority of the total voting power of all capital stock of TIL entitled to vote on the Special Committee Compensation Proposal and represented in person or by proxy at the TIL Special Meeting. Accordingly, shares present but not voted and abstentions will have the same effect as a vote “AGAINST” the Special Committee Compensation Proposal, while broker non-votes and shares not in attendance at the TIL Special Meeting will have no effect on the outcome of any vote on the Special Committee Compensation Proposal.

Each shareholder of record at the close of business on the Record Date is entitled to one vote for each share of TIL common stock and preferred stock then held. At that date, there were 30,398,057 shares of TIL common stock entitled to be voted at the TIL Special Meeting, 24,462,927 shares of TIL common stock not owned by

Teekay Tankers and its affiliates entitled to be voted at the TIL Special Meeting, one share of Series A-1 preferred stock entitled to be voted at the TIL Special Meeting, and one share of Series A-2 preferred stock entitled to be voted at the TIL Special Meeting.

The TIL Board urges TIL’s shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage paid envelope or by email.

Quorum; Broker Non-Votes

A quorum comprised of holders of one-third of the total voting power of all shares of capital stock entitled to vote at the TIL Special Meeting must be present in person or represented by proxy at the TIL Special Meeting. In the absence of a quorum, the chairman of the TIL Special Meeting will have the power to adjourn the TIL Special Meeting.

Holders of shares of TIL common stock present in person at the TIL Special Meeting but not voting, and shares of TIL common stock for which TIL has received proxies indicating that their holders have abstained, will be counted as present at the TIL Special Meeting for purposes of determining whether a quorum is established. Broker non-votes, if any, will be counted for purposes of determining whether a quorum exists at the TIL Special Meeting.

Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. None of the approval of the Merger Agreement, the TIL Adjournment Proposal nor the Special Committee Compensation Proposal is considered a routine matter. Accordingly, brokers will not have discretionary voting authority to vote your TIL shares on the Merger Agreement, the TIL Adjournment Proposal or the Special Committee Compensation Proposal. A broker non-vote occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares on a particular non-routine matter. A broker will not be permitted to vote on the proposal to approve the Merger Agreement, the TIL Adjournment Proposal or the Special Committee Compensation Proposal without instruction from the beneficial owner of the shares of TIL common stock held by that broker. As a result, shares of TIL common stock beneficially owned that have been designated on proxy cards by the broker, bank or nominee as not voted on the proposal to approve the Merger Agreement (broker non-vote) will have the same effect as a vote “AGAINST” the proposal to approve the Merger Agreement. Broker non-votes will have no effect, however, on the proposals to approve the TIL Adjournment Proposal or the Special Committee Compensation Proposal. If you hold shares of TIL common stock through a broker, bank or other organization with custody of your shares, follow the voting instructions you receive from that organization.

Voting of Shares Owned by Affiliates, Directors and Officers

As of the date of this joint proxy statement/prospectus, Teekay Tankers owned 3.4 million shares, or approximately 11.3%, of the TIL common stock and the sole share of Series A-2 preferred stock of TIL, and Teekay Corporation owned 2.5 million shares, or approximately 8.2% of the outstanding shares of TIL common stock and the sole share of Series A-1 preferred stock of TIL. In addition, directors and executive officers of TIL, Teekay Tankers and Teekay Corporation and their affiliates owned (directly or indirectly) and had the right to vote approximately 0.33% of the TIL common stock entitled to be voted at the TIL Special Meeting. Under the Merger Agreement, Teekay Tankers has agreed to vote all shares of TIL common stock and preferred stock owned beneficially or of record by Teekay Tankers or any of its subsidiaries in favor of the Merger Agreement and related matters. In addition, Teekay Corporation has entered into the Teekay Voting and Support Agreement, which provides, among other things, that Teekay Corporation will support the Merger and the other transactions contemplated by the Merger Agreement, including by voting the shares of TIL common stock and Series A-1 preferred stock beneficially owned by Teekay Corporation and its subsidiaries in favor of the approval of the Merger Agreement. Teekay Tankers and TIL expect that TIL’s, Teekay Tankers’ and Teekay Corporation’s directors and executive officers, and each of their respective affiliates, will vote any shares held by them “FOR” the authorization and approval of the Merger Agreement, the TIL Adjournment Proposal and the Special Committee Compensation Proposal.

Recommendations of the TIL Board

The TIL Special Committee and the TIL Board have each unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and advisable to, and in the best interests of, the shareholders of TIL (other than Teekay Tankers and its affiliates), and have unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The TIL Board unanimously recommends that TIL shareholders vote “FOR” the approval of the Merger Agreement, “FOR” the approval of the TIL Adjournment Proposal and “FOR” the approval of the Special Committee Compensation Proposal.

INFORMATION ABOUT THE COMPANIES

Teekay Tankers Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

(441) 298-2530

Teekay Tankers is an international provider of marine transportation to global oil industries. Teekay Tankers was incorporated under the laws of the Republic of the Marshall Islands in October 2007 by Teekay Corporation. Teekay Tankers’ conventional fleet size has increased from nine owned Aframax tankers in 2007 to 35 owned conventional tankers, six in-chartered vessels and one jointly-owned Very Large Crude Carrier (or VLCC) as of September 30, 2017.

Teekay Tankers common stock is listed on the NYSE under the symbol “TNK.”

Tanker Investments Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

(441) 298-2530

TIL is a specialized investment company focused on the tanker market. TIL was incorporated under the laws of the Republic of the Marshall Islands in January 2014 by Teekay Corporation to operate and sell modern second-hand tankers to benefit from cyclical fluctuations in the tanker market. Teekay Investments owns a fleet of 18 primarily mid-sized crude-oil tankers, as of September 30, 2017.

TIL common stock trades on the OSE under the symbol “TIL.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of TIL or Teekay Tankers common stock. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those U.S. Holders and Non-U.S. Holders, each as defined below, of TIL or Teekay Tankers common stock that hold their shares of TIL or Teekay Tankers common stock and will hold their shares of Teekay Tankers common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a regulated investment company or a mutual fund;

•	a “controlled foreign corporation” or a “passive foreign investment company”;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of common stock that received TIL or Teekay Tankers common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a holder of common stock that has a functional currency other than the U.S. dollar;

•	a holder of common stock that holds TIL or Teekay Tankers common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a U.S. expatriate.

In addition, this discussion does not address tax consequences to any U.S. Holder of TIL common stock that owned, directly or indirectly, or constructively, at least ten (10) percent of the voting stock of TIL or was otherwise a “U.S. shareholder” within the meaning of Section 951(b) of the Code at any time during the five year period ending on the date of the Merger (or a 10 Percent U.S. Shareholder). Such U.S. Holders are encouraged to consult their own tax advisors with respect to tax consequences of the Merger to them.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds TIL or Teekay Tankers common stock, the U.S. federal income tax consequences of the transactions of a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds TIL or Teekay Tankers common stock, and any partners in such partnership, are encouraged to consult their own tax advisors with respect to the tax consequences of the merger in their specific circumstances.

The tax consequences of the Merger Transactions will depend on your specific situation. TIL shareholders are encouraged to consult with their own tax advisors as to the tax consequences of the Merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws. TIL shareholders should be aware that the discussion of U.S.

federal income tax matters set forth in “Material United States Federal Income Tax Consequences of the Merger” and “Questions and Answers About The Special Meetings and Related Matters” does not address the tax considerations of other jurisdictions and the consequences under the laws of such other jurisdictions may be entirely different or even adverse. TIL shareholders are urged to consult with tax advisors in the applicable jurisdictions if they are subject to the laws therein.

Tax Characterization of the Merger

The U.S. federal income tax consequences of the Merger to TIL common shareholders will depend on whether the Merger qualifies as a tax-free “reorganization” under Section 368 of the Code, and intend to report the Merger as a tax-free reorganization. The parties expressed a desire in the Merger Agreement for the Merger to qualify as a “reorganization” and intend to report the Merger as a tax-free reorganization. However, whether the Merger will be treated as tax-free as to TIL shareholders is uncertain, because this determination depends on many factors, including whether TIL is or has been a PFIC. As discussed below, neither Teekay Tankers nor TIL is making any representation as to whether the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Moreover, the desired treatment of the Merger as a tax-free “reorganization” will not be binding on the IRS or any court. Teekay Tankers and TIL have not sought and will not seek either an opinion of counsel or any ruling from the IRS regarding any matters relating to the transactions, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the desired treatment of the Merger as a tax-free reorganization.

Tax Consequences to TIL and Teekay Tankers

Regardless of whether the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code, TIL and Teekay Tankers do not expect TIL or Teekay Tankers to realize any taxable gain or loss for U.S. federal income tax purposes as a result of the Merger.

Taxation of Teekay Tankers Following the Merger

After the Merger, Teekay Tankers will derive substantially all of its gross income from the use and operation of vessels in international commerce which is referred to collectively as “shipping income.” Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States and may be subject to U.S. federal income tax unless an exemption applies under Section 883 of the Code. Shipping income attributable to transportation exclusively between non-U.S. ports is not be subject to U.S. federal income tax.

Teekay Tankers and TIL each believes it currently qualifies for exemption from U.S. federal income tax on their U.S. source shipping income under Section 883 of the Code. In order to qualify for this exemption following the Merger, each of Teekay Tankers and TIL must satisfy (among other requirements) a stock ownership requirement. This requirement can be satisfied if the applicable corporation satisfies either a “publicly traded” test (the Publicly-Traded Test) or a “qualified shareholder” test (the Qualified Shareholder Test). Under the Publicly-Traded Test, a corporation’s shares must be “primarily traded” and “regularly traded” on an “established securities market” in the United States or certain foreign countries.

The Treasury Regulations provide that stock of a foreign corporation will be considered to be “primarily traded” on an “established securities market” in a country if the number of shares of each class of stock that are traded during any taxable year on all “established securities markets” in that country exceeds the number of shares in each such class that are traded during that year on “established securities markets” in any other single country. Shares of Teekay Tankers’ Class A Common Stock are currently “primarily traded” on NYSE, and will continue to be “primarily traded” on NYSE following the Merger. TIL common stock will not be traded on an established securities market following the Merger and, therefore, TIL will not satisfy the Publicly-Traded Test. However, TIL will qualify for the section 883 exemption under the Qualified Shareholder Test if Teekay Tankers, the owner of its common stock, satisfies the Publicly Traded Test.

Under the Treasury Regulations, Teekay Tankers’ common stock will be considered to be “regularly traded” on an “established securities market” if one or more classes of its shares representing more than 50% of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which is referred to as the “listing requirement.” Since Teekay Tankers’ Class A Common Stock will be listed on the NYSE, it will satisfy the listing requirement.

The Treasury Regulations further require that with respect to each class of common stock relied upon to meet the listing requirement: (i) such class is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the “trading frequency test;” and (ii) the aggregate number of common shares traded on such market is at least 10% of the average number of shares of such class outstanding during such year, or as appropriately adjusted in the case of a short taxable year, which is referred to as the “trading volume test.” Teekay Tankers believes that Teekay Tankers’ common stock will continue to satisfy the trading frequency and volume tests after the Merger. Even if this were not the case, the Treasury Regulations provide that the trading frequency and volume tests will be deemed satisfied by a class of stock if, as is expected to be the case with Teekay Tankers’ Class A Common Stock, such class of stock is traded on an “established securities market” in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, Teekay Tankers’ common stock would not be considered to be “regularly traded” on an “established securities market” if 50% or more of the outstanding shares of common stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the Teekay Tankers common stock (a 5% Stockholder), which is referred to as the “5% Override Rule.”

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if Teekay Tankers can establish, in accordance with specified ownership certification procedures, that within the group of 5% Stockholders there are sufficient “qualified shareholders” for purposes of Section 883 of the Code to preclude “non-qualified shareholders” in such group from owning actually or constructively 50% or more of the common stock of Teekay Tankers for more than half the number of days during the taxable year.

Prior to the Merger, each of Teekay Tankers and TIL believed it was not subject to the 5% Override Rule and, therefore, each believed that it satisfied the Publicly-Traded Test. After the Merger, while not certain, it is expected that Teekay Tankers will continue not to be subject to the 5% Override Rule. If more than 50% of Teekay Tankers’ shares were owned by one or more 5% Shareholders (each of whom are non-qualified shareholders) for more than half the number of days during any taxable year, then Teekay Tankers would not be able to qualify for exemption from U.S. federal income tax on its U.S.-source shipping income under Section 883 under the Publicly-Traded Test, and TIL would not be able to qualify for the exemption under the Qualified Shareholder Test.

To the extent the benefits of Section 883 of the Code are unavailable with respect to any item of U.S. source shipping income of Teekay Tankers or TIL, the U.S. source shipping income of such company, to the extent not considered to be “effectively connected” with a U.S. trade or business, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions (or the 4% gross basis tax regime). Since under the sourcing rules described above, no more than 50% of either Teekay Tankers’ or TIL’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the shipping income of either company would never exceed 2% under the 4% gross basis tax regime.

Tax Consequences to U.S. Holders of Shares of TIL Common Stock

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of TIL or Teekay Tankers common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the

United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code, and assuming that TIL is not, and has not been, a PFIC, upon the exchange of shares of TIL common stock for shares of Teekay Tankers Class A Common Stock or cash in lieu of a fractional share thereof, a U.S. Holder of a share of TIL common stock will not recognize gain or loss upon exchanging its TIL common stock for Teekay Tankers Class A Common Stock, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Teekay Tankers Class A Common Stock, as described below. The aggregate tax basis of Teekay Tankers Class A Common Stock received pursuant to the Merger (including any fractional share deemed received and sold as described below) will equal the U.S. Holder’s aggregate adjusted tax basis in the TIL common stock surrendered in the Merger. Such aggregate adjusted tax basis will be allocated between the Teekay Tankers Class A Common Stock received in the Merger and any fractional share based on their relative fair market values. A U.S. Holder’s holding period for Teekay Tankers Class A Common Stock received pursuant to the Merger (including any fractional share deemed received and sold as described below) will include the U.S. Holder’s holding period for TIL common stock surrendered in the Merger.

A U.S. Holder who receives cash in lieu of a fractional share of Teekay Tankers Class A Common Stock will be treated as having received the fractional share of Teekay Tankers Class A Common Stock pursuant to the exchange and then as having sold that fractional share of Teekay Tankers Class A Common Stock for cash. As a result, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received and the basis that is allocated to U.S. Holder’s fractional share of Teekay Tankers Class A Common Stock as set forth in the paragraph immediately above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date, the U.S. Holder’s holding period for such fractional share (as described above) is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

In addition, if TIL is or was classified as a PFIC for any taxable year in which a U.S. Holder held TIL common stock, such U.S. Holder could nevertheless recognize gain even if the Merger qualifies as a reorganization under Section 368 of the Code. Under Section 1291(f) of the Code, transfers of PFIC stock in a nonrecognition transaction such as a reorganization under Section 368 will result in gain recognition to the extent provided in regulations. Under proposed Treasury Regulations, a U.S. Holder that transfers, in a reorganization, stock of a corporation that was classified as a PFIC during the U.S. Holder’s holding period for the stock, and receives in exchange stock of a corporation that is not a PFIC, would generally be required to recognize gain (but not loss) on the exchange. If Teekay Tankers is not a PFIC on the day following the effective date of the Merger, and TIL was a PFIC at any time preceding the Merger, a U.S. Holder may recognize gain if the proposed regulation is finalized substantially in its current form. Certain exceptions and other rules apply to U.S. Holders that make an election with respect to their TIL common stock under the “qualified electing fund” and “mark-to-market” rules. See “—Consequences of Possible PFIC Classification.” U.S. Holders are urged to consult their tax advisors regarding the tax consequences to them of potential PFIC classification of TIL.

If the Merger does not constitute a “reorganization” for U.S. federal tax purposes, a U.S. Holder of TIL common stock generally will recognize taxable gain or loss equal to the difference, if any, between (a) the sum of the fair market value of the Teekay Tankers Class A Common Stock (as of the effective time of the Merger) and any cash in lieu of fractional shares received in exchange for its TIL common stock and (b) such U.S. Holder’s adjusted basis in the TIL common stock exchanged pursuant to the Merger. Assuming TIL is not a PFIC, this gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date, the U.S. Holder’s holding period for such TIL common stock, as determined for U.S. federal income tax purposes, is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s initial tax basis in Teekay Tankers Class A Common Stock received pursuant to the Merger will equal the fair market value (as of the effective time) of such Teekay Tankers Class A Common Stock, as determined for U.S. federal income tax purposes. The holding period for such Teekay Tankers Class A Common Stock will begin on the day following the date that they are received.

A U.S. Holder that acquired different blocks of TIL common stock at different times or different prices must determine the bases and holding period in the Teekay Tankers Class A Common Stock received in the Merger separately for each identifiable block of TIL common stock that is exchanged. A U.S. Holder who acquired different blocks of TIL common stock is encouraged to consult his or her tax advisor regarding the manner in which gain or loss should be determined in his or her specific circumstances.

Tax Consequences to U.S. Holders of Teekay Tankers Common Stock

We do not expect holders of Teekay Tankers common stock to recognize any taxable gain or loss for U.S. federal income tax purposes as a result of the Merger.

Tax Consequences to Non-U.S. Holders

As used herein “Non-U.S. Holders” means any person (other than a partnership) who is not a U.S. Holder, as defined above.

A Non-U.S. Holder of TIL common stock generally will not be subject to U.S. federal income tax on any gain recognized on the receipt of Merger consideration unless:

•	the recognized gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, or in the case of an individual, a fixed base in the United States maintained by such Non-U.S. Holder); or

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

Unless an applicable treaty provides otherwise, the recognized gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such Non-U.S. Holder were a U.S. person (see “—Tax Consequences to U.S. Holders of Shares of TIL Common Stock”). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Recognized gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Holders of TIL or Teekay Tankers common stock are urged to consult their tax advisors with respect to the tax consequences of the Merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (a) at least 75% of its gross income is “passive” income; or (b) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income.

For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from certain of Teekay Tankers’ and its subsidiaries’ activities constitutes passive income, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of publicly traded stock may be treated as reflecting the value of the entity’s assets at any given time. Therefore, a decline in the market value of stock may impact the determination of whether Teekay Tankers or TIL is a PFIC. Nevertheless, based on Teekay Tankers’ and TIL’s (and their subsidiaries’) current assets and operations, we intend to take the position that neither Teekay Tankers nor TIL has ever been a PFIC. No opinion has been sought with respect to this or any other matter in connection with the Merger. Accordingly, this position may not be sustained by a court if contested by the IRS. Further, no assurance can be given that Teekay Tankers or any of its subsidiaries, including TIL, would not constitute a PFIC in any future taxable year if there were changes in their assets, income or operations.

As discussed more fully below, if Teekay Tankers were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat Teekay Tankers as a “Qualified Electing Fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to its Teekay Tankers Class A Common Stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income”. The Electing Holder’s adjusted tax basis in its Teekay Tankers Class A Common Stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in its Teekay Tankers Class A Common Stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of Teekay Tankers’ Class A Common Stock. A U.S. Holder makes a QEF election with respect to any year that Teekay Tankers Class A Common Stock is a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of Teekay Tankers’ (or a subsidiary’s) stock during which such entity qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s stock on the “qualification date”. The qualification date is the first day of Teekay Tankers’ (or the subsidiary’s) taxable year in which it qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of Teekay Tankers’ taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of Teekay Tankers Class A Common Stock during which Teekay Tankers qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless Teekay Tankers annually provides the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. Teekay Tankers has not provided U.S. Holders with such information in prior taxable years and does not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our Class A Common Stock.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our Class A Common Stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to its Class A Common Stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold Teekay Tankers Class A Common Stock and for which Teekay Tankers is a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that Teekay Tankers is a PFIC the excess, if any, of the fair market value of the U.S. Holder’s Teekay Tankers Class A Common Stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its Teekay Tankers Class A Common Stock over the fair market value thereof at the end of the taxable year that Teekay Tankers is a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its Teekay Tankers Class A Common Stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of Teekay Tankers Class A Common Stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the Class A Common Stock in taxable years that Teekay Tankers is a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of Teekay Tankers’ subsidiaries, including TIL, that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of Teekay Tankers’ taxable years and it was a PFIC for a prior taxable year during which such U.S. Holder held Teekay Tankers Class A Common Stock and for which (a) Teekay Tankers was not a QEF with respect to such U.S. Holder and (b) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s Teekay Tankers Class A Common Stock exceeds the U.S. Holder’s adjusted tax basis in such stock at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If Teekay Tankers (or TIL for taxable years prior to the Merger) was treated as a PFIC for any taxable year, a Non-Electing Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on its Class A Common Stock or TIL common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years or, if shorter, the Non-Electing Holder’s holding period for such shares), and (b) any gain realized on the sale, exchange or other disposition of the shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the stock;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year Teekay Tankers or TIL was first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder owns shares of Teekay Tankers, such entity is a PFIC, and the total value of all PFIC stock that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder generally will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of its Teekay Tankers Class A Common Stock. In addition, if a Non-Electing Holder who is an individual dies while owning such shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Backup Withholding

If you are a U.S. non-corporate holder of TIL common stock you may be subject, under certain circumstances, to backup withholding at a rate of 28% on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof acceptable to Teekay Tankers and the exchange agent that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

You may be subject to various U.S. information reporting obligations with respect to the Merger. Each holder is encouraged to consult his or her tax advisors regarding the application of any information reporting obligations.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. This description may not contain all of the information that is important to you and is qualified in its entirety by reference to the Merger Agreement, which is included as Appendix A to, and is incorporated by reference in, this joint proxy statement/prospectus. We urge you to read the Merger Agreement carefully.

The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Teekay Tankers to TIL and representations and warranties made by TIL to Teekay Tankers. The representations and warranties in the Merger Agreement and the description of them in this joint proxy statement/prospectus should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings Teekay Tankers publicly files with the SEC. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Teekay Tankers makes with the SEC, as described in the section entitled “Where You Can Find More Information.”

The Merger

The Merger Agreement provides for the Merger of Merger Sub with and into TIL. As a result of the Merger, the separate existence of Merger Sub will cease and TIL will survive and continue its existence under the Marshall Islands Act as the Surviving Company.

Closing

The closing will occur no later than three Business Days following the satisfaction or waiver of the conditions set forth in the Merger Agreement, or on such other date as TIL and Teekay Tankers may mutually agree.

Effective Time

TIL and Merger Sub will prepare, execute and deliver articles of merger (the Articles of Merger) with the Registrar of Corporations of the Republic of the Marshall Islands. The Merger will become effective upon acceptance of the Articles of Merger for filing by the Registrar of Corporations of the Republic of the Marshall Islands, unless a later effective date and time is agreed upon by TIL and Teekay Tankers and specified in the Articles of Merger.

Effects of the Merger

Upon completion of the Merger, all the undertaking, rights and property of TIL and Merger Sub will vest in the Surviving Company and all liabilities and obligations of TIL and Merger Sub will become the liabilities and obligations of the Surviving Company.

Articles of Incorporation and Bylaws of the Surviving Company

At the effective time of the Merger (the Effective Time), the Amended and Restated Articles of Incorporation of TIL, as in effect immediately prior to the Effective Time, will become the articles of incorporation of the Surviving Company and the Amended and Restated Bylaws of TIL, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Company.

Directors and Officers of the Surviving Company

At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Company and the officers of Merger Sub immediately prior to the Effective Time will become the officers of the Surviving Company.

Effect on Share Capital; Merger Consideration; Exchange of Certificates

Effect on Share Capital

Upon completion of the Merger:

Effect on TIL Common Stock. Each share of TIL common stock, other than those held in the treasury of TIL or owned by Teekay Tankers or its subsidiaries, issued and outstanding immediately prior to the Effective Time will automatically be cancelled and cease to exist and be converted into the right to receive 3.30 shares of validly issued, fully paid and non-assessable shares of Teekay Tankers Class A Common Stock. As of the Effective Time, all such shares of TIL common stock will automatically cease to be outstanding, be cancelled and cease to exist, and each noncertificated share of TIL common stock will thereafter represent only the right to receive the Merger Consideration, cash in lieu of fractional shares of Teekay Tankers Class A Common Stock as described below under “—No Fractional Shares,” and any dividend or other distribution as described below under “—Distributions with Respect to Unexchanged Shares of TIL Common Stock.”

Cancellation of Treasury Shares and Teekay Tankers-Owned Shares. Each share of TIL common stock held in the treasury of TIL, and each share of TIL common stock owned by Teekay Tankers or any subsidiary of Teekay Tankers, in each case immediately prior to the Effective Time, will automatically cease to be outstanding, be cancelled without any conversion thereof or consideration therefor and cease to exist.

Effect on TIL Preferred Stock. Each share of TIL preferred stock issued and outstanding immediately prior to the Effective Time will automatically cease to be outstanding, be cancelled without any conversion thereof or consideration therefor and cease to exist. The holders of shares of TIL preferred stock will cease to have any rights with respect to such shares of TIL preferred stock.

Effect on TIL Warrants. Each issued and outstanding TIL warrant that has not been exercised prior to the Effective Time will automatically cease to be outstanding, be cancelled without any conversion thereof or consideration therefor and cease to exist.

Effect on Merger Sub Common Stock. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.001 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding capital stock of the Surviving Company.

Exchange of Non-Certificated Shares

Exchange Agent. Prior to the Merger, Teekay Tankers has agreed to enter into an agreement or arrangement with an exchange agent in connection with the Merger. Immediately after the Effective Time, Teekay Tankers will deposit with the exchange agent (i) an aggregate number of shares of Teekay Tankers Class A Common Stock to be issued as noncertificated shares represented in book-entry form and (ii) an aggregate amount of cash in lieu of any fractional shares of Teekay Tankers Class A Common Stock as described below under “—No Fractional Shares,” collectively comprising the aggregate amounts to be delivered to the holders of TIL common stock pursuant to the Merger Agreement. In addition, Teekay Tankers will deposit with the exchange agent, as necessary from time to time after the Effective Time, any dividends or distributions as described below under “—Distributions with Respect to Unexchanged Shares of TIL Common Stock.” Such shares of Teekay Tankers Class A Common Stock and cash, including the amount of any dividends and distributions, deposited by Teekay Tankers with the exchange agent, will be referred to collectively as the “Exchange Fund.”

Exchange Procedures for Holders of Noncertificated TIL Common Stock. As promptly as reasonably practicable after the Effective Time, Teekay Tankers will cause the exchange agent to pay each holder of record of noncertificated shares of TIL common stock (other than shares of TIL common stock held in the TIL treasury or by Teekay Tankers or its subsidiaries) (x) the Merger Consideration, in the form of noncertificated book-entry shares representing the number of shares of Teekay Tankers Class A Common Stock that such holder will be entitled to receive and (y) a check in the amount of (1) any cash in lieu of fractional shares of Teekay Tankers Class A Common Stock as described below under “—No Fractional Shares,” plus (2) any unpaid dividends or other distributions that such holder has the right to receive, as described below under “—Distributions with Respect to Unexchanged Shares of TIL Common Stock.” The noncertificated shares of TIL common stock will be cancelled at the Effective Time.

Distributions with Respect to Unexchanged Shares of TIL Common Stock. All shares of Teekay Tankers Class A Common Stock to be issued in the Merger will be deemed issued and outstanding as of the Effective Time. Whenever a dividend or other distribution is declared by Teekay Tankers with respect to the Teekay Tankers Class A Common Stock and the record date is at or after the Effective Time, that declaration will include dividends or other distributions in respect of all shares of Teekay Tankers Class A Common Stock issuable in the Merger. No dividends or other distributions declared with respect to Teekay Tankers Class A Common Stock with a record date at or after the Effective Time will be paid to the holders of TIL common stock until such TIL common stock is exchanged in accordance with the Merger Agreement. Following the exchange of TIL common stock, each holder of shares of Teekay Tankers Class A Common Stock issued in the exchange will be entitled to receive, (x) at the time of such exchange, the dividends or other distributions with a record date at or after the Effective Time and theretofore paid with respect to such shares of Teekay Tankers Class A Common Stock and (y) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Teekay Tankers Class A Common Stock with a record date at or after the Effective Time and with a payment date subsequent to such exchange. After the Effective Time, holders of noncertficated TIL common stock will be entitled to vote at any meeting of Teekay Tankers shareholders the number of whole shares of Teekay Tankers Class A Common Stock into which such shares of noncertificated TIL common stock are exchangeable, regardless of whether the exchange has occurred.

No Fractional Shares. No fractional shares of Teekay Tankers Class A Common Stock will be issued in the Merger, and a holder of TIL common stock who would otherwise have been entitled to receive a fraction of one share of Teekay Tankers Class A Common Stock will not be entitled to any rights of a shareholder of Teekay Tankers. Instead, each holder of TIL common stock who would otherwise have been entitled to receive a fraction of one share of Teekay Tankers Class A Common Stock will be paid an amount in cash (without interest) equal to the fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled multiplied by the average of the closing prices of a share of Teekay Tankers Class A Common Stock on the NYSE for the five consecutive trading days immediately preceding the Closing Date (as defined in the Merger Agreement).

Adjustments to Exchange Ratio. The exchange ratio will be adjusted to reflect the effect of any share split, reverse share split, share subdivision, share bonus issue, share dividend, reorganization, recapitalization, reclassification, share consolidation, combination, exchange of share or other like change with respect to shares of TIL common stock or Teekay Tankers Class A Common Stock occurring on or after the date of the Merger Agreement and before the Effective Time.

Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains unclaimed by the holders of shares of TIL common stock for one year after the Effective Time will be delivered to Teekay Tankers, upon demand. Any holders of shares of TIL common stock may thereafter look only to Teekay Tankers to exchange its shares for the Merger Consideration, cash in lieu of fractional shares of Teekay Tankers Class A Common Stock and any dividends or other distributions with respect to shares of Teekay Tankers Class A Common Stock payable with respect to such shares of TIL common stock, in each case without interest thereon. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains unclaimed by holders of TIL common stock immediately prior to the time such amounts would otherwise escheat to or become property of any governmental authority will, to the extent permitted by law, become Teekay Tankers’ property free and clear of any claims or interest of any person previously entitled thereto.

No Liability. Teekay Tankers and the Surviving Company will not be liable to any holders of shares of TIL common stock for any shares of Teekay Tankers Class A Common Stock (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to any abandoned property, escheat or similar law.

Withholding Rights. Each of Teekay Tankers, the Surviving Company and the exchange agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable to any holder of shares of TIL common stock the amounts it is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign tax law. The amounts withheld will be treated for all purposes of the Merger Agreement as having been paid to the holders of shares of TIL common stock.

Dissenting Shares. No dissenters’ or appraisal rights will be available with respect to the Merger or other transactions contemplated by the Merger Agreement.

Transfer Books

The register of shareholders of TIL will be closed at the Effective Time and no further transfer of TIL common stock will thereafter be registered on the records of TIL. After the Effective Time, any noncertificated shares of TIL common stock presented to the exchange agent or Teekay Tankers for transfer will be cancelled and, subject to the terms of the Merger Agreement, exchanged for the applicable Merger Consideration, cash in lieu of fractional shares of Teekay Tankers Class A Common Stock and any dividends or other distributions with respect to shares of Teekay Tankers Class A Common Stock payable with respect to such shares of TIL common stock.

Representations and Warranties of TIL

Under the Merger Agreement, TIL has made various representations and warranties to Teekay Tankers and Merger Sub, which are qualified by reference to (i) a disclosure letter, (ii) any disclosures TIL has publicly published through the information system of the OSE (subject to exceptions), and (iii) any inaccuracies in the TIL representations and warranties (x) that were known by Teekay Tankers as of the date of the Merger Agreement or (y) resulting from or arising out of the performance of the Manager, or the failure of the Manager to perform under the TIL Management Agreement. Further, TIL’s representations and warranties are qualified, in many instances, by “Material Adverse Effect,” materiality or similar qualifications The representations and warranties relate to the following:

•	Organization, Qualification and Corporate Power

•	Authorization

•	Noncontravention

•	Capitalization

•	Financial Statements

•	Compliance with Laws; Governmental Authorizations

•	Absence of Certain Changes; No Undisclosed Liabilities

•	Tangible Personal Assets

•	Litigation

•	Opinion of Financial Advisor

•	Fees

•	Takeover Statutes

•	No Existing Discussions

For purposes of conditions to closing the Merger, (a) the representations and warranties of TIL relating to (i) organization, qualification and corporate power, (ii) authorization and (iii) capitalization must be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its term addresses matters only as of another specified time, in which case such representation and warranty must be true and correct in all material respects as of such other time), and (b) all of the other representations and warranties of TIL contained in the Merger Agreement (disregarding all materiality and “TIL Material Adverse Effect” (as defined below) qualifications contained therein) must be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specific time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a TIL Material Adverse Effect.

Representations and Warranties of Teekay Tankers

Under the Merger Agreement, Teekay Tankers has made various representations and warranties to TIL, which are qualified by reference to a disclosure letter and publicly available documents Teekay Tankers has filed with or furnished to the SEC, and, in many instances, by “Material Adverse Effect,” materiality or similar qualifications. The representations and warranties relate to the following:

•	Organization, Qualification and Corporate Power

•	Authorization

•	Noncontravention

•	Capitalization

•	Teekay Tankers Subsidiaries

•	Teekay Tankers SEC Filings

•	Financial Statements

•	Taxes

•	Compliance with Laws; Governmental Authorizations

•	Absence of Certain Changes; No Undisclosed Liabilities

•	Tangible Personal Assets

•	Vessels; Maritime Matters

•	Contracts

•	Litigation

•	Employee Benefits

•	Environmental

•	Insurance

•	Fees

•	Takeover Statutes

•	Interested Party Transactions

•	Certain Business Practices

•	Merger Sub

For purposes of conditions to closing the Merger, (a) the representations and warranties of Teekay Tankers relating to (i) organization, qualification and corporate power, (ii) authorization and (iii) capitalization (disregarding all materiality and “Teekay Tankers Material Adverse Effect” (as defined below) qualifications contained therein) must be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its term addresses matters only as of another specified time, in which case such representation and warranty must be true and correct in all material respects as of such other time), and (b) all of the other representations and warranties of Teekay Tankers contained in the Merger Agreement (disregarding all materiality and “Teekay Tankers Material Adverse Effect” qualifications contained therein) must be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specific time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Teekay Tankers Material Adverse Effect.

TIL Material Adverse Effect

With respect to TIL, “Material Adverse Effect” means a material adverse effect on the financial condition, business, assets (including TIL’s owned or leased vessels, save for ordinary wear and tear), liabilities or results of operations of TIL and its subsidiaries, taken as a whole.

However, any change arising from the following events will not be considered a Material Adverse Effect:

•	changes in applicable law or GAAP;

•	changes in the global financial or securities markets or general global economic or political conditions;

•	changes or conditions generally affecting the industry in which TIL and its subsidiaries operate;

•	acts of war, sabotage or terrorism or natural disasters;

•	any failure by TIL or its subsidiaries to meet any internal or external projections, budgets, guidance, forecasts, estimates of revenues or earnings by TIL or its subsidiaries or analysts (although the underlying facts giving rise or contributing to such failure or decrease may be taken into account in determining whether a TIL Material Adverse Effect has occurred);

•	any change in the market price, credit rating or trading volume of shares of TIL common stock for any period ending on or after the date of the Merger Agreement (although the underlying facts giving rise or contributing to such change may be taken into account in determining whether a TIL Material Adverse Effect has occurred);

•	the announcement, pendency or consummation of the transactions contemplated by the Merger Agreement;

•	any action taken or the failure to take action, in each case, as has been requested by Teekay Tankers; or compliance with the terms of the Merger Agreement or the taking of any action expressly permitted or expressly required by the Merger Agreement; or the failure to take any action because it is prohibited by the Merger Agreement or the TIL Management Agreement; or

•	the performance by the Manager or the failure of the Manager to perform its obligations under the TIL Management Agreement;

provided that the effect of any of the exceptions described on the first through fourth bullet points above does not disproportionately affect TIL and its subsidiaries, taken as a whole, relative to other entities operating in the industry in which TIL and its subsidiaries operate.

Teekay Tankers Material Adverse Effect

With respect to Teekay Tankers, “Material Adverse Effect” means a material adverse effect on the financial condition, business, assets (including Teekay Tankers’ owned or chartered vessels, save for ordinary wear and tear), liabilities or results of operations of Teekay Tankers and its subsidiaries, taken as a whole.

However, any change arising from the following events will not be considered a Material Adverse Effect:

•	changes in applicable law or GAAP;

•	changes in the global financial or securities markets or general global economic or political conditions;

•	changes or conditions generally affecting the industry in which Teekay Tankers and its subsidiaries operate;

•	acts of war, sabotage or terrorism or natural disasters;

•	any failure by Teekay Tankers or its subsidiaries to meet any internal or external projections, budgets, guidance, forecasts, estimates of revenues or earnings by Teekay Tankers or its subsidiaries or analysts (although the underlying facts giving rise or contributing to such failure or decrease may be taken into account in determining whether a Teekay Tankers Material Adverse Effect has occurred);

•	any change in the market price, credit rating or trading volume of shares of Teekay Tankers Class A and Class B Common Stock for any period ending on or after the date of the Merger Agreement (although the underlying facts giving rise or contributing to such change may be taken into account in determining whether a Teekay Tankers Material Adverse Effect has occurred);

•	the announcement, pendency or consummation of the transactions contemplated by the Merger Agreement; or

•	any action taken or the failure to take action, in each case, as has been requested by TIL; or compliance with the terms of the Merger Agreement or the taking of any action expressly permitted or expressly required by the Merger Agreement; or the failure to take any action because it is prohibited by the Merger Agreement;

provided that the effect of any of the exceptions described on the first through fourth bullet points above does not disproportionately affect Teekay Tankers and its subsidiaries, taken as a whole, relative to other entities operating in the industry in which Teekay Tankers and its subsidiaries operate.

Conduct Pending the Merger

Operation of the Businesses of the Parties

Subject to certain exceptions, the Merger Agreement requires TIL to conduct its businesses (and the businesses of its subsidiaries) in the ordinary course and in a manner consistent with past practice and to use its reasonable best efforts to (i) preserve intact its present business organizations, goodwill and material assets, (ii) maintain in effect all governmental authorizations required to carry on its business as now conducted, and (iii) preserve its present relationships with customers, suppliers and other persons with which it has a business relationship.

Subject to certain exceptions, the Merger Agreement requires Teekay Tankers to conduct its businesses (and the businesses of its subsidiaries) in the ordinary course and in a manner consistent with past practice and to use its reasonable best efforts to (i) preserve intact its present business organizations, goodwill and material assets, (ii) maintain in effect all governmental authorizations required to carry on its business as now conducted, (iii) keep available the services of its officers and employees, and (iv) preserve its present relationships with customers, suppliers and other persons with which it has a business relationship.

Limitations on Conduct

The Merger Agreement also places limitations (subject to exceptions or the consent of Teekay Tankers or TIL, as the case may be) on TIL and Teekay Tankers (and their respective subsidiaries) taking the following actions:

With respect to TIL:

•	amending its certificate of formation, limited liability company agreement, memorandum or articles of association or incorporation, bylaws or other comparable charter or organizational documents (including by merger, consolidation or otherwise);

•	declaring, setting aside or paying any dividends or making other distributions;

•	splitting, subdividing, combining, consolidating or reclassifying any of its capital stock, other equity interests or convertible securities;

•	issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for, any of its capital stock, other equity interests or convertible securities (except upon the exercise of any or all of the TIL warrants in accordance with the terms thereof);

•	purchasing, redeeming or otherwise acquiring any of its capital stock, other equity interests or convertible securities;

•	taking any action that would result in any material amendment, material modification or material change of any term of, or material default under, any indebtedness;

•	issuing, delivering, selling, granting, pledging, charging, transferring, subjecting to any lien or otherwise encumbering or disposing of any of its capital stock, other equity interests or convertible securities, or amending any term of any of its capital stock, other equity interests or convertible securities, except upon the exercise of any or all of the TIL warrants in accordance with the terms thereof;

•	accelerating or delaying the payment of any accounts payable or other liability or the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

•	incurring capital expenditures in excess of the aggregate amount of capital expenditures in the current capital plan approved by the TIL Board;

•	acquiring or committing to acquire all or any substantial portion of a business or person or division thereof or any assets or properties other than in the ordinary course of business or as provided in the current TIL capital plan approved by the TIL Board;

•	entering into or materially amending, modifying or terminating any material contract or any interested party transaction;

•	selling, transferring, subjecting to any lien (other than certain permitted liens incurred in the ordinary course of business consistent with past practice) or otherwise disposing of, any of its owned vessels other than in connection with repaying, satisfying or extending scheduled maturities, current interest payments or other amounts due and payable in respect of currently outstanding indebtedness;

•	adopting a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of TIL or any of its subsidiaries or entering into an agreement with respect to the voting of its capital stock or other securities;

•	granting to any current or former director of TIL any material increase or enhancement in compensation or other benefits;

•	granting to any current or former director of TIL, any severance, change in control, retention or termination pay or benefits, except to the extent required under applicable law or existing TIL policy;

•	entering into any new plan or arrangement providing compensation or benefits to any current or former director of TIL;

•	except as required by GAAP or applicable law, making any change in any method of accounting principles, method or practices;

•	incurring or issuing any indebtedness, other than replacing existing indebtedness, making any loans, advances or capital contributions to, or investments in, any other person other than to TIL or its subsidiaries, or repaying or satisfying any indebtedness other than to satisfy scheduled maturities, current interest payments and other amounts due and payable in respect of such indebtedness;

•	instituting, settling, or agreeing to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other governmental authority in an amount exceeding $500,000 in the aggregate;

•	disclosing, or consenting to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;

•	directly or indirectly (i) purchasing or constructing any vessel or entering into any contract for the purchase or construction of any vessel, or (ii) selling or otherwise disposing of any vessel or entering into any contract for the sale or disposal of any vessel, in each case other than in the ordinary course of business, pursuant to the current capital plan approved by the TIL Board or pursuant to any agreements in effect as of the date of the Merger Agreement; or

•	authorizing or entering into a contract or arrangement that would violate TIL’s obligations described above;

with respect to Teekay Tankers:

•	amending its articles of incorporation or bylaws except for the amendments as are necessary for Teekay Tankers to effect the Charter Amendment and to issue the shares of Teekay Tankers Class A Common Stock as Merger Consideration;

•	declaring, setting aside or paying any dividends or making any other distributions;

•	splitting, subdividing, combining, consolidating or reclassifying any of its capital stock, other equity interests or convertible securities;

•	issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for, any of its capital stock, other equity interests or convertible securities;

•	purchasing, redeeming or otherwise acquiring any of its capital stock, other equity interests or convertible securities;

•	taking any action that would result in any material amendment, material modification or material change of any term of, or material default under, any indebtedness;

•

issuing, delivering, selling, granting, pledging, charging, transferring, subjecting to any lien or otherwise encumbering or disposing of any of its capital stock, other equity interests or convertible securities, other than (i) the issuance by a wholly owned subsidiary of Teekay Tankers of its capital stock or other equity interests to Teekay Tankers or any other wholly owned subsidiary of Teekay Tankers; (ii) any grants, pledges, encumbrances or liens with respect to the Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016, between Teekay Tankers, Nordea Bank Finland PLC and the other bank parties thereto and the Secured Reducing Revolving Loan Facility Agreement dated December 6, 2006 between SPT Explorer LLC, Navigator Spirit LLC, Pinnacle Spirit LLC, Teekay Corporation and Danmarks Skibskredit A/S, as amended and supplemented from time to time (collectively, the Teekay Tankers Credit Facility Agreements); (iii) sales of Teekay Tankers

Class A and Class B Common Stock in a public offering for cash consideration; (iv) issuances of Teekay Tankers Class A and Class B Common Stock as consideration in an acquisition, by merger or otherwise, of assets; and (v) issuances of Teekay Tankers Class A and Class B Common Stock in connection with the repayment of any material indebtedness of Teekay Tankers and its subsidiaries, provided that the issuances of Teekay Tankers Class A and Class B Common Stock in respect to (iii), (iv) and (v) cannot exceed in the aggregate 10% of the outstanding Teekay Tankers Class A and Class B Common Stock as of the date of the Merger Agreement or result in a breach, default or violation by Teekay Tankers under, or other failure by Teekay Tankers to comply with any covenants contained in, any of the Teekay Tankers Credit Facility Agreements;

•	(i) replacing or refinancing indebtedness (other than in an amount not in excess of $100 million of the current outstanding principal amount and that would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement) or (ii) terminating or accelerating the repayment of indebtedness (other than in connection with the replacement or refinancing of indebtedness in accordance with (ii)), in each case under the Teekay Tankers Credit Facility Agreements;

•	except as required by GAAP or SEC Regulation S-X or other rules or regulations of the SEC under the Exchange Act or related SEC interpretations and pronouncements, making any change in any method of accounting principles, method or practices;

•	adopting a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization or except as would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, adopting a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of any subsidiary of Teekay Tankers;

•	acquiring or committing to acquire all or any substantial portion of a business or person or division thereof or any assets or properties of any person (other than a wholly-owned subsidiary of Teekay Tankers), in each case (i) in an amount not to exceed $100 million individually or in the aggregate, (ii) subject to compliance with the seventh bullet above, and (iii) as would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement;

•	authorizing or entering into a contract or arrangement that would violate Teekay Tankers’s obligations described above.

Teekay Tankers is also required to cause Merger Sub to comply with all of Merger Sub’s obligations under the Merger Agreement and Teekay Tankers has guaranteed all of Merger Sub’s obligations under the Merger Agreement.

Access to Information

Subject to exceptions, each of TIL and Teekay Tankers has agreed to (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of TIL and Teekay Tankers and their respective subsidiaries, as applicable, (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of TIL and Teekay Tankers and their respective subsidiaries to cooperate with the other party in the foregoing matters.

No Solicitation

Each of TIL and Teekay Tankers has agreed to (and cause its or its subsidiaries’ representatives to) cease immediately any and all existing activities, solicitations, encouragements, discussions or negotiations with any third party and its representatives and its financing sources conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below) or efforts to obtain an Acquisition Proposal. During the period between the date of the Merger Agreement and the earlier of the termination of the Merger Agreement or the Effective Time, each of TIL and Teekay Tankers has agreed not to (and has agreed to cause its or its subsidiaries’ representatives not to), directly or indirectly:

•	solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal;

•	enter into or participate in any discussions or negotiations with, furnish any information relating to itself or any of its subsidiaries or afford access to the business, properties, assets, books or records of itself or any of its subsidiaries to any third party with respect to inquiries regarding, or the making of, an Acquisition Proposal;

•	fail to make, withdraw, modify or amend in a manner adverse to the other party, the recommendation of its board of directors (or an Adverse Recommendation Change) in favor of the approval of the Merger Agreement, in the case of TIL, or the Charter Amendment, in the case of Teekay Tankers; or

•	approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, with the exception of a confidentiality agreement with a third party to whom TIL or Teekay Tankers, as applicable, is permitted to provide information in accordance with the Merger Agreement.

Notwithstanding these restrictions:

•	Prior to (but not at any time from or after) obtaining the shareholder approvals of the Merger Agreement, in the case of TIL, or the Charter Amendment, in the case of Teekay Tankers, each of TIL and Teekay Tankers, directly or indirectly through its representatives, may (i) engage in negotiations or discussions with any third party and its representatives or financing sources that has made (and not withdrawn) after the date of the Merger Agreement a bona fide, written Acquisition Proposal for TIL that (x) did not result from a breach or violation of the foregoing restrictions, and (y) the TIL Board, or the Teekay Tankers Board, as applicable, reasonably believes in good faith, after consulting with its outside legal and financial advisors, could reasonably be expected to lead to a Superior Proposal (as defined below) for TIL or Teekay Tankers, as applicable, and (ii) thereafter furnish to such third party or its representatives or its financing sources non-public information relating to itself or any of its subsidiaries pursuant to an acceptable confidentiality agreement with such third party, if, in either case, the TIL Board or the Teekay Tankers Board, as applicable, determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable law. All such information provided or made available to such third party (to the extent that such information has not been previously provided or made available to the other party and would constitute “Evaluation Material” as defined in the Confidentiality Agreement dated as of March 21, 2017, between Teekay Tankers and TIL, in the case of TIL, or as defined in the Confidentiality Agreement dated as of May 2, 2017, between Teekay Tankers and TIL, in the case of Teekay Tankers) must be provided or made available to the other party prior to or substantially concurrently with the time it is provided or made available to such third party;

•

Prior to obtaining the shareholder approval of the Merger Agreement, in the case of TIL, or the Charter Amendment, in the case of Teekay Tankers, in response to a material fact, event, change, development or set of circumstances (other than an Acquisition Proposal) occurring or arising after the date of the Merger Agreement that was not known or reasonably foreseeable by the board of directors of such party as of or prior to the date of the Merger Agreement (such material fact, event, change development or set of circumstances, an Intervening Event), and the board of directors of such party reasonably determines in good faith, after consultation with its outside legal and financial advisors, that in light of such Intervening Event, the failure of the board to make an Adverse Recommendation Change is reasonably likely to be inconsistent with its fiduciary duties under applicable law, the board may effect an Adverse Recommendation Change. Before exercising its right to make an Adverse Recommendation Change, such party must give the other party at least four business days’ prior written notice advising such other party that its board intends to take such action and specifying the facts underlying the board’s determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and during such four business day period, if requested by the other party, such party will engage in good faith negotiations with the other party to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.

In addition, prior to (but not at any time from or after) obtaining shareholder approvals of the Merger Agreement, in the case of TIL, or the Charter Amendment, in the case of Teekay Tankers, the board of directors of such party may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of certain provisions of the Merger Agreement and the board reasonably determines in good faith, after consultation with its legal and financial advisors, that in light of such Superior Proposal, the failure of the board to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable law, provided that:

•	the board promptly notifies the other party in writing, within four business days before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that such party has received an Acquisition Proposal that its board has determined to be a Superior Proposal and that the board intends to make an Adverse Recommendation Change;

•	the board attaches to such notice the most current version of the proposed transaction agreement relating to the Superior Proposal and the identity of the third party making such Superior Proposal;

•	during such four business day period, if requested by the other party, the board has engaged, and directed its representatives to engage, in negotiations with the other party in good faith to amend the Merger Agreement in such a manner that the Superior Proposal ceases to constitute a Superior Proposal; and

•	following such four business day period, the board shall have determined in good faith, taking into account any changes to the Merger Agreement made or proposed in writing by the other party, that such Superior Proposal continues to constitute a Superior Proposal (provided, that with respect to the Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal would require the board to provide a new written notice to the other party and a new period of three business days and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any such three business day period).

Further, nothing contained in the Merger Agreement will prevent the Teekay Tankers Board from (i) complying with Rule 14e-2(a) under the Exchange Act with respect to an Acquisition Proposal for Teekay Tankers so long as any action taken or statement made to so comply is consistent with the provisions of the Merger Agreement described under this section titled “The Merger Agreement—Conduct Pending the Merger—No Solicitation”; provided that any such action taken or statement made that relates to an Acquisition Proposal for Teekay Tankers will be deemed to be an Adverse Recommendation Change by Teekay Tankers unless the Teekay Tankers Board reaffirms the Teekay Tankers board recommendation with respect to the Charter Amendment in such statement or in connection with such action, (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act (which it is agreed will not constitute an Adverse Recommendation Change by Teekay Tankers), or (iii) making any disclosure to the Teekay Tankers shareholders if the Teekay Tankers Board determines in good faith that the failure to make such disclosure is reasonably likely to be inconsistent with its fiduciary duties under applicable law (including any legally required disclosure to shareholders with regard to the transactions contemplated by the Merger Agreement or an Acquisition Proposal for Teekay Tankers).

Each of TIL and Teekay Tankers and its respective board have agreed not to take any of the actions described above unless it has first complied with the following notice requirements. TIL or Teekay Tankers, as the case may be, will notify the other party promptly (but in no event later than 24 hours) after receiving any Acquisition Proposal, including the material terms and conditions thereof and the identity of the person making such Acquisition Proposal and its proposed financing sources, and will keep the other party reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal, and TIL or Teekay Tankers, as applicable, will provide to the other party on a prompt basis (but in any event no later than 24 hours) copies of material correspondence and written materials sent or provided to TIL or any of its subsidiaries or representatives that describes the material terms or conditions of any such Acquisition Proposal. TIL or Teekay Tankers, as the case may be, will also notify the other party promptly (but in no event later than 24 hours) after receiving any request for non-public information relating to itself or any of its subsidiaries or for access to the business, properties, assets, books or records of itself or any of its subsidiaries by any third party that has informed TIL or Teekay Tankers, as applicable, that it is considering making, or has made, an Acquisition Proposal. Any such notice must be provided orally and in writing.

For the purposes of the discussion above, “Acquisition Proposal” means any offer, proposal or indication of interest by a third party relating to any transaction or series of transactions involving (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of a party and its subsidiaries, assets of a party and its subsidiaries, assets of a party and/or any of its subsidiaries that generated, individually or in the aggregate, 15% or more of the consolidated net income or revenues of such party for the then most recently completed four quarter period, or 15% or more of any class of equity or voting securities of a party or any one or more of its subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning 15% or more of any class of equity or voting securities of a party or any one or more of its subsidiaries whose assets (or net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the most recently completed four quarter period) of such party, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving a party or any of its subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such party.

For purposes of the discussion above, a “Superior Proposal” means, with respect to each of Teekay Tankers and TIL, a bona fide, unsolicited written Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of Acquisition proposal will be deemed replaced with references to “50%”) that (i) the Teekay Tankers Board or TIL Board, as the case may be, determines in good faith, after considering the advice of its outside counsel and financial advisor, is reasonably likely to be consummated in accordance with its terms, and (ii) the Teekay Tankers Board or TIL Board, as the case may be, determines in good faith, after considering the advice of its financial advisor, would result in a transaction more favorable, from a financial point of view, to the shareholders than the Merger as provided under the Merger Agreement, after taking into account (A) the legal, financial, regulatory or other aspects of such proposal, (B) the likelihood and timing of consummation, (C) any break-up fees, expense reimbursement provisions and conditions to consummation and (D) any amendment to the Merger Agreement proposed by the other party.

Oslo Delisting

Prior to the Closing Date, TIL is required to cooperate with Teekay Tankers and use its reasonable best efforts to take all actions reasonably necessary, proper or advisable on its part under applicable law and the rules and policies of the OSE to enable the Surviving Company to delist the TIL common stock from the OSE as promptly as practicable after the Effective Time. The Surviving Company is also required to use reasonable best efforts to cause the TIL common stock to no longer be quoted on the OSE as soon as practicable following the Effective Time.

Litigation

TIL has agreed to promptly advise Teekay Tankers of any pending or threatened action involving itself or any of its subsidiaries or any of their respective officers or directors relating to the Merger Agreement or the transactions thereunder and has agreed to keep Teekay Tankers informed and consult with Teekay Tankers regarding the status of the action on an ongoing basis. TIL has agreed to cooperate with and give Teekay Tankers the opportunity to consult with respect to the defense or settlement of any such action, which settlement will not be agreed to without the prior written consent of Teekay Tankers (such consent not to be unreasonably withheld, conditioned or delayed).

Teekay Tankers has agreed to promptly advise TIL of any pending or threatened action involving itself or any of its subsidiaries or any of their respective officers or directors relating to the Merger Agreement or the transactions thereunder and has agreed to keep TIL informed and consult with TIL regarding the status of the action on an ongoing basis. Teekay Tankers has agreed to cooperate with and give TIL the opportunity to consult with respect to the defense or settlement of any such action, which settlement will not be agreed to without the prior written consent of TIL (such consent not to be unreasonably withheld, conditioned or delayed).

Shareholder Meetings

Each of TIL and Teekay Tankers has agreed to duly call, give notice of and hold a meeting of their respective shareholders as promptly as practicable for the purpose of voting upon the approval of the Merger Agreement, in the case of TIL, or the approval of the Charter Amendment, in the case of Teekay Tankers. Each of Teekay Tankers and TIL is required to use reasonable best efforts to hold these shareholder meetings on the same day as soon as practicable after the date on which this registration statement becomes effective. Except to the extent there has been an Adverse Recommendation Change with respect to such party, each of TIL and Teekay Tankers must use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the Merger Agreement, in the case of TIL, or the approval of the Charter Amendment, in the case of Teekay Tankers (which will include, for the avoidance of doubt, the hiring of a proxy solicitor), and must take all other action necessary or advisable to secure the required vote of its shareholders. The obligation of each of TIL and Teekay Tankers to hold its shareholder meeting will not be affected by an Adverse Recommendation Change.

Regulatory Undertaking

Subject to the terms and conditions of the Merger Agreement, TIL and Teekay Tankers will use their respective reasonable best efforts to take all actions or do all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including the Merger, including:

•	preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; and

•	obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the merger.

However, the foregoing obligations will not be deemed to have been breached as a result of actions by TIL, Teekay Tankers or their respective subsidiaries permitted by the provisions of the Merger Agreement described under “—No Solicitation.”

In addition, each of TIL and Teekay Tankers has agreed to make an appropriate filing of a Notification and Report Form (the HSR Filings) pursuant to the HSR Act with respect to the Merger as soon as practicable after the date of the Merger Agreement, and to use its reasonable best efforts to supply as soon as practicable any additional information and documentary material that may be reasonably requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable, including by requesting early termination of the waiting period thereunder. However, nothing in the Merger Agreement will require Teekay Tankers, Merger Sub or TIL to consent to any requirement, condition, limitation, understanding, agreement or order that would have, or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition or results of operations of the Surviving Company and its subsidiaries, considered as a whole, following the Effective Time; further, Teekay Tankers, Merger Sub, TIL and their respective subsidiaries shall not be required (and without the prior written consent of Teekay Tankers, Merger Sub and TIL, shall not) take any action with respect to any order or any applicable law or in order to obtain any approval which is not conditioned upon the consummation of the Merger.

Further Assurances

After the Merger, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of TIL or Merger Sub, any deeds, bills of sale, assignments or assurances, and to take and do any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any right, title and interest in the properties or assets of TIL and Merger Sub acquired or to be acquired by the Surviving Company in connection with the Merger.

Notices of Certain Events

Each of TIL and Teekay Tankers has agreed to promptly notify the other of:

•	any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement;

•	any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement;

•	any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting TIL, Teekay Tankers or any of their respective subsidiaries, that challenges the Merger Agreement or the transactions contemplated by the Merger Agreement or, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to the Merger Agreement;

•	any inaccuracy of any representation or warranty contained in the Merger Agreement at any time that could reasonably be expected to cause any of the conditions to the Merger not to be satisfied; and

•	any failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.

Indemnification and Insurance

Teekay Tankers and the Surviving Company are required to indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of TIL or any of its subsidiaries (each, an indemnitee) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses in connection with any action, whenever asserted, based on, arising out of, in whole or in part, (i) the fact that an indemnitee was a director or officer of TIL or any of its subsidiaries or (ii) acts or omissions by an indemnitee in the indemnitee’s capacity as a director, officer, employee or agent of TIL or any of its subsidiaries or taken at the request of TIL or any of its subsidiaries, in each case, at, or at any time prior to, the Effective Time, to the fullest extent that TIL would be required to indemnify the indemnitees under TIL’s organizational documents as of the date of the Merger Agreement.

Prior to the Effective Time, TIL will, and if TIL is unable to, Teekay Tankers will cause the Surviving Company to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as TIL’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (the D&O Insurance) and with benefits and levels of coverage no less favorable to the indemnitees than TIL’s existing policies. Notwithstanding the immediately preceding sentence, neither TIL nor the Surviving Company may expend in the aggregate for such tail policies an annual premium amount in excess of 300% of the annual premium currently paid by TIL for such insurance. If TIL and the Surviving Company fail to obtain such tail insurance policies as of the Effective Time, the Surviving Company will continue to maintain in effect, for at least six years following the Effective Time the D&O Insurance in place as of the date of the Merger Agreement with benefits and levels of coverage no less favorable to the indemnitees than that provided in TIL’s existing policies as of the date of the Merger Agreement, or the Surviving Company will use reasonable best efforts to purchase comparable directors’ and officers’ liability insurance for such six-year period with benefits and levels of coverage at least as favorable to the indemnitees as provided in TIL’s existing policies as of the date of the Merger Agreement. Notwithstanding the immediately preceding sentence, neither Teekay Tankers nor the Surviving Company will be required to expend in the aggregate for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by TIL for such insurance and, further, if the annual premiums of such insurance coverage exceed such amount, the Surviving Company will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

For the six years following the Effective Time, Teekay Tankers will not permit any amendments to the Surviving Company’s articles of incorporation and bylaws that would adversely affect any right of a person who was or is a director or officer of TIL or its subsidiaries at or prior to the Effective Time with respect to elimination of directors’ liability, indemnification of directors, officers and employees, and advancement of fees, costs and expenses under TIL’s organizational documents.

In the event that Teekay Tankers, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, in each such case, proper provision must be made so that the successors and assigns of Teekay Tankers or the Surviving Company will assume all of the indemnification and insurance obligations described above.

Nothing in the Merger Agreement is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to TIL or any of its subsidiaries, for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided in the Merger Agreement is not prior to or in substitution for any such claims under such policies.

Exchange Listings

Teekay Tankers has agreed to use its reasonable best efforts to cause the shares of Teekay Tankers Class A Common Stock issuable in the Merger to be approved for listing on the NYSE, subject to official notice of issuance to the NYSE, as promptly as practicable after the date of the Merger Agreement and prior to the Closing Date, and TIL has agreed to reasonably cooperate with Teekay Tankers with respect to such approval.

Voting

Teekay Tankers has agreed that, until the Effective Time or the earlier termination of the Merger Agreement, Teekay Tankers will vote or cause to be voted all shares of TIL common stock and TIL preferred stock owned beneficially or of record by it or any of its subsidiaries, at the TIL shareholders’ meeting, in favor of the approval of the Merger Agreement, any other matter submitted by the TIL Board to TIL’s shareholders in connection with consummating the transactions contemplated by the Merger Agreement and the approval of any actions required in furtherance of the foregoing, and against any action inconsistent with, or is intended or would reasonably be expected to impede, interfere with, delay, postpone, or adversely affect, the consummation of the Merger or any other transactions contemplated by the Merger Agreement. Teekay Tankers has also agreed not to, and has agreed to cause each of its subsidiaries not to, sell, transfer or otherwise dispose of any shares of TIL common stock or TIL preferred stock beneficially owned by it, other than to any of its subsidiaries that has agreed in writing to be bound by the covenants described in this paragraph or to any of its affiliates (other than a subsidiary) that has agreed in writing to be bound by the terms of the Teekay Voting and Support Agreement.

Board Observer

From the Effective Time until the earlier of (i) December 31, 2018 and (ii) the date of the first quarterly meeting of the Teekay Tankers Board following the date on which the average of the closing price of Teekay Tankers Class A Common Stock for the immediately preceding 15 trading days is greater than the product of (A) 1.25 and (B) the closing price of Teekay Tankers Class A Common Stock on the trading day immediately prior to the date of the Merger Agreement, the TIL Special Committee will have the right to designate the Board Observer to attend all meetings of the Teekay Tankers Board in an observer capacity.

To appoint the Board Observer, (x) the TIL Special Committee may propose two candidates who are employees of any of TIL’s five largest shareholders as of the date of the Merger Agreement and Teekay Tankers is required to choose, in its sole discretion but without unreasonable delay, one of the two such candidates to be the Board Observer commencing as of the Effective Time, or (y) the TIL Special Committee may propose one candidate who is not an employee of, or affiliated with, any of TIL’s five largest shareholders as of the date of the Merger Agreement to serve as the Board Observer commencing as of the Effective Time, subject to (1) Teekay Tankers’ prior written consent (which consent must not be unreasonably withheld, conditioned or delayed) and (2) Teekay Tankers’ right to interview the candidate for the purpose of determining whether to grant such consent. If Teekay Tankers does not consent to the candidate proposed by the TIL Special Committee pursuant to clause (y), the TIL Special Committee may continue to propose candidates to serve as the Board Observer pursuant to clause (x) or (y) until Teekay Tankers chooses or consents to one such Board Observer candidate. If the Board Observer resigns, dies or is otherwise unwilling or unable to continue to serve as the Board Observer, the TIL Special Committee may nominate replacements to serve as the Board Observer by following the foregoing procedures. However, Teekay Tankers will have no obligation to select or consent to a Board Observer that is affiliated with a competitor of Teekay Tankers or has been convicted of a felony involving moral turpitude or a violation of federal, state or foreign securities laws.

The Board Observer will not constitute a director of the Teekay Tankers Board and will not be entitled to vote on, or consent to, any matters presented to the Teekay Tankers Board, and will not be counted towards a quorum. Teekay Tankers is required to (i) give the Board Observer written notice of each meeting of the Teekay Tankers Board at the same time and in the same manner as notice is given to members of the Teekay Tankers Board; (ii) provide the Board Observer with copies of all written materials and other information at the same time such materials and information are furnished to members of the Teekay Tankers Board; (iii) provide the Board Observer with the same right to attend such meetings as is given to the members of the Teekay Tankers Board; (iv) provide the Board Observer with the same opportunity as the members of the Teekay Tankers Board to request additional information regarding Teekay Tankers and communicate and receive information from members of Teekay Tankers management; and (v) provide the Board Observer information regarding all committees of the Teekay Tankers Board that the Board Observer reasonably requests. Notwithstanding the foregoing, the Teekay Tankers Board may exclude the Board Observer from access to any materials or attendance at any meeting if and to the extent that the Teekay Tankers Board is advised by outside counsel that such access or attendance is reasonably likely to result in the loss of the attorney-client privilege between Teekay Tankers or any of its subsidiaries and their respective counsel, such exclusion is required for Teekay Tankers or its subsidiaries to comply with applicable law or an actual or potential conflict of interest exists between Teekay Tankers or any of its subsidiaries and the Board Observer and his or her affiliates; provided that Teekay Tankers will use its reasonable best efforts to provide the Board Observer with access to such materials or other information to the fullest extent possible in a manner that do not have the effects described in this sentence.

Teekay Tankers has agreed to compensate the Board Observer in the same amount and at the same times as it compensates the members of the Teekay Tankers Board; however, the Board Observer will be compensated entirely in cash and will be compensated pro rata for any service performed prior to a payment date if the Board Observer is no longer serving in such position as of such payment date. Teekay Tankers has agreed to reimburse the Board Observer for reasonable out-of-pocket expenses incurred by the Board Observer in connection with his or her attendance at the Teekay Tankers Board meetings, maintain a directors and officers liability insurance policy for the Board Observer with benefits and levels of coverage no less favorable to the Board Observer than the directors and officers liability insurance policy applicable to the members of the Teekay Tankers Board, and indemnify and hold harmless such Board Observer in accordance with the Board Observer Agreement.

The Board Observer will cease to serve in such capacity upon the date the TIL Special Committee shall no longer have the right to designate a Board Observer pursuant to the Merger Agreement.

As a condition to Teekay Tankers’ obligations, the Board Observer is required to agree to enter into and be bound by the terms of a Board Observer Agreement.

On October 17, 2017, the Teekay Tankers Board selected David A. Hollander to serve as the Board Observer from two candidates proposed by the TIL Special Committee, and approved Mr. Hollander’s appointment as Board Observer, effective as of the Effective Time, pursuant to the terms set forth in the Merger Agreement and on the terms set forth in the Board Observer Agreement.

Mr. Hollander is currently a Senior Executive Advisor to Tennenbaum Capital Partners, LLC (or TCP), where he has served in a variety of roles since March 2002, most recently as Managing Partner from January 2011 to January 2017. During his tenure at TCP, Mr. Hollander structured special situation portfolio investments, had primary responsibility for managing restructures and work-outs, was responsible for structuring several of TCP’s investment funds and raising capital, and was a member of its investment committee. Prior to TCP, Mr. Hollander practiced as an attorney in the leveraged finance and creditors’ rights practices of O’Melveny & Myers LLP.

TIL Directors

TIL has agreed that it will use reasonable best efforts to obtain the resignation of all of the members of the TIL Board who are in office immediately before the Effective Time (and if requested by Teekay Tankers, to use reasonable best efforts to obtain the resignation of any members of the governing body of any of the subsidiaries of TIL), which resignations will be effective at, and conditioned upon the occurrence of, the Effective Time. TIL will cooperate with Teekay Tankers to provide that individuals designated by Teekay Tankers prior to the Effective Time to serve on the board of directors of the Surviving Company or the governance body of any subsidiary of TIL shall be appointed as such, in each case effective immediately following, and conditioned upon the occurrence of, the Effective Time.

Conditions to the Merger

Conditions to the Obligations of Each Party

The respective obligations of each of Teekay Tankers and TIL to effect the Merger are subject to the satisfaction of the following conditions:

•	approval of the Merger Agreement by the shareholders of TIL;

•	approval of the Charter Amendment by the shareholders of Teekay Tankers, and the Charter Amendment having been filed with and accepted by the Registrar of Corporations of the Republic of the Marshall Islands;

•	absence of any material applicable law preventing or prohibiting the consummation of the Merger;

•	expiration or early termination of the waiting period applicable to the consummation of the Merger under the HSR Act (which was satisfied pursuant to early termination on July 20, 2017);

•	the registration statement having been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceedings for that purpose having been initiated by the SEC; and

•	listing of the shares of Teekay Tankers Class A Common Stock to be issued in connection with the Merger as Merger Consideration having been approved for listing on the NYSE, subject to the completion of the Merger and notice of issuance.

Conditions to the Obligations of TIL

The obligations of TIL to effect the Merger are further subject to the satisfaction by Teekay Tankers of the following conditions:

•	(a) the representations and warranties of Teekay Tankers relating to (i) organization, qualification and corporate power, (ii) authorization and (iii) capitalization (disregarding all materiality and “Teekay Tankers Material Adverse Effect” qualifications contained therein) will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its term addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (b) all of the other representations and warranties of Teekay Tankers contained in the Merger Agreement (disregarding all materiality and “Teekay Tankers Material Adverse Effect” qualifications contained therein) will be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specific time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Teekay Tankers Material Adverse Effect;

•	Teekay Tankers has performed and complied with, in all material respects, all of the covenants and obligations required to be performed by it under the Merger Agreement on or prior to the Closing Date;

•	absence of Material Adverse Effect on Teekay Tankers;

•	delivery by Teekay Tankers of an officer’s certificate to the effect described above.

Conditions to the Obligations of Teekay Tankers

The obligations of Teekay Tankers to effect the Merger are further subject to the satisfaction by TIL of the following conditions:

•

(a) the representations and warranties of TIL relating to (i) organization, qualification and corporate power, (ii) authorization and (iii) capitalization will be true and correct in all material respects as of the

Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its term addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (b) all of the other representations and warranties of TIL contained in the Merger Agreement (disregarding all materiality and “TIL Material Adverse Effect” qualifications contained therein) will be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specific time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a TIL Material Adverse Effect;

•	TIL has performed and complied with, in all material respects, all of the covenants and obligations required to be performed by it under the Merger Agreement on or prior to the Closing Date;

•	absence of Material Adverse Effect on TIL; and

•	delivery by TIL of an officer’s certificate to the effect described above.

However, TIL will be deemed to have satisfied the conditions set forth in the first three bullets, as applicable, if the failure of such conditions to be satisfied, (x) other than in the case of the second bullet, was known to Teekay Tankers prior to the date of the Merger Agreement, or (y) resulted from or arose out of the performance by the Manager, or the failure of the Manager to perform, under the TIL Management Agreement.

Termination

Termination Rights

The Merger Agreement may be terminated at any time prior to the Effective Time, as follows:

•	by mutual written agreement of TIL and Teekay Tankers duly authorized by the TIL Board and the Teekay Tankers Board;

•	by either TIL or Teekay Tankers if the Merger has not occurred on or before February 28, 2018; provided that this right to terminate the Merger Agreement will not be available to a party whose failure to fulfill any material obligation under the Merger Agreement has caused or resulted in the failure of the Merger to occur on or before such date;

•	by either TIL or Teekay Tankers if any material applicable law prohibits or prevents Teekay Tankers or TIL from consummating the Merger, the Charter Amendment or the other transactions contemplated by the Merger Agreement and such prohibition has become final and nonappealable; provided that this right to terminate the Merger Agreement will not be available to a party whose failure to fulfill a material obligation under the Merger Agreement has caused such prohibition;

•	by TIL, upon Teekay Tankers’ breach or failure to perform any of its covenants or obligations required, any representation or warranty of Teekay Tankers becoming untrue or any other event, change, circumstance, occurrence, effect or state of facts occurs, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate, results or would reasonably be expected to result in a material breach and such material breach cannot be or, to the extent curable by Teekay Tankers, has not been cured by the earlier of (i) February 28, 2018 and (ii) 20 days after TIL’s written notice to Teekay Tankers of such breach or failure;

•

by Teekay Tankers, upon TIL’s breach or failure to perform any of its covenants or obligations, any representation or warranty of TIL becoming untrue or any other event, change, circumstance, occurrence, effect or state of facts occurs, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate, results or would reasonably be expected to result in a material breach and such material breach cannot be or, to the extent curable by TIL, has not been cured by the earlier of (i) February 28, 2018 or (ii) 20 days after Teekay Tankers’ written notice to TIL of such breach or failure;

•	by Teekay Tankers, before the TIL shareholders have approved the Merger Agreement, if the TIL Board has made an Adverse Recommendation Change, or the TIL Board fails publicly to reaffirm the TIL Board recommendation in favor of the approval of the Merger Agreement within five business days after receiving a written request from Teekay Tankers or Merger Sub to provide such reaffirmation following an Acquisition Proposal for TIL;

•	by either Teekay Tankers or TIL if the TIL shareholders fail to approve the Merger Agreement at the TIL shareholders’ meeting or any adjournment or postponement thereof;

•	by TIL, before the Teekay Tankers shareholders have approved the Merger Agreement, if the Teekay Tankers Board has made an Adverse Recommendation Change, or the Teekay Tankers Board fails publicly to reaffirm the Teekay Tankers board recommendation in favor of the approval of the Merger Agreement within five business days after receiving a written request from TIL or Merger Sub to provide such reaffirmation following an Acquisition Proposal for Teekay Tankers; or

•	by either TIL or Teekay Tankers if the Teekay Tankers shareholders fail to approve the Charter Amendment at the Teekay Tankers shareholders’ meeting or any adjournment or postponement thereof.

Effect of Termination

Subject to certain exceptions, when the Merger Agreement is terminated pursuant to the Merger Agreement, the Merger Agreement will become void and of no effect without liability of any party to the other party. However, if such termination results from the intentional breach by a party of its obligations under the Merger Agreement or intentional fraud, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The parties agree that the liabilities and damages payable by Teekay Tankers or Merger Sub to TIL in an action brought by TIL in respect of intentional breach or intentional fraud will include the benefits of the transactions contemplated by the Merger Agreement lost by the holders of TIL common stock.

Expense Reimbursement

Generally, the parties have agreed to pay for their own costs and expenses incurred in connection with the Merger Agreement. If the Merger Agreement is terminated by TIL due to Teekay Tankers’ Adverse Recommendation Change or by either TIL or Teekay Tankers due to the Teekay Tankers shareholders’ failure to approve the Charter Amendment at the Teekay Tankers shareholders’ meeting or any adjournment or postponement thereof, Teekay Tankers must reimburse TIL within two business days of such termination for all documented out-of-pocket costs and expenses reasonably incurred by TIL in connection with the Merger Agreement, subject to a cap of $2,000,000 in the aggregate. If the Merger Agreement is terminated by Teekay Tankers due to TIL’s Adverse Recommendation Change or by Teekay Tankers or TIL due to the TIL shareholders’ failure to approve the Merger Agreement at the TIL shareholders’ meeting or any adjournment or postponement thereof, TIL must reimburse Teekay Tankers within two business days of such termination for all documented out-of-pocket costs and expenses reasonably incurred by Teekay Tankers in connection with the Merger Agreement, subject to a cap of $2,000,000 in the aggregate.

Termination Fee

If the Merger Agreement is terminated by TIL due to Teekay Tankers’ Adverse Recommendation Change, then Teekay Tankers must pay to TIL within two business days after such termination a $7,500,000 termination fee.

If the Merger Agreement is terminated by TIL or Teekay Tankers because the Merger has not occurred on or before February 28, 2018 and the Teekay Tankers shareholders have not approved the Charter Amendment at the Teekay Tankers shareholders’ meeting, and, prior to such termination, an Acquisition Proposal for Teekay Tankers has been publicly disclosed and not withdrawn and within 12 months following the date of such termination Teekay Tankers has entered into a definitive agreement with respect to any Acquisition Proposal for Teekay Tankers or any Acquisition Proposal for Teekay Tankers has been consummated (in each case whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or publicly disclosed), then Teekay Tankers must pay to TIL a $7,500,000 termination fee; provided that all references in the definition of Acquisition Proposal to 15% will be deemed to be references to “more than 50%” instead.

If the Merger Agreement is terminated by TIL or Teekay Tankers because the Teekay Tankers shareholders have not approved the Charter Amendment at the Teekay Tankers shareholders’ meeting or any adjournment or postponement thereof, and, prior to such termination, an Acquisition Proposal for Teekay Tankers has been publicly disclosed and not withdrawn and within 12 months following the date of such termination Teekay Tankers has entered into a definitive agreement with respect to any Acquisition Proposal for Teekay Tankers or any Acquisition Proposal for Teekay Tankers has been consummated (in each case whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or publicly disclosed), then Teekay Tankers must pay to TIL a $7,500,000 termination fee; provided that all references in the definition of Acquisition Proposal to 15% will be deemed to be references to “more than 50%” instead.

If the Merger Agreement is terminated by Teekay Tankers due to TIL’s Adverse Recommendation Change, then TIL must pay to Teekay Tankers within two business days after such termination a $5,000,000 termination fee.

If the Merger Agreement is terminated by TIL or Teekay Tankers because the Merger has not occurred on or before February 28, 2018 and the TIL shareholders have not approved the Merger Agreement at the TIL shareholders’ meeting, and, prior to such termination, an Acquisition Proposal for TIL has been publicly disclosed and not withdrawn and within 12 months following the date of such termination TIL has entered into a definitive agreement with respect to any Acquisition Proposal for TIL or any Acquisition Proposal for TIL has been consummated (in each case whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or publicly disclosed), then TIL must pay to Teekay Tankers a $5,000,000 termination fee; provided that all references in the definition of Acquisition Proposal to 15% will be deemed to be references to “more than 50%” instead.

If the Merger Agreement is terminated by TIL or Teekay Tankers because the TIL shareholders have not approved the Merger Agreement at the TIL shareholders’ meeting or any adjournment or postponement thereof, and, prior to such termination, an Acquisition Proposal for TIL has been publicly disclosed and within 12 months following the date of such termination TIL has entered into a definitive agreement with respect to any Acquisition Proposal for TIL or any Acquisition Proposal for TIL has been consummated (in each case whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or publicly disclosed), then TIL must pay to Teekay Tankers a $5,000,000 termination fee; provided that all references in the definition of Acquisition Proposal to 15% will be deemed to be references to “more than 50%” instead.

THE TEEKAY VOTING AND SUPPORT AGREEMENT

The following describes the material provisions of the Teekay Voting and Support Agreement. A copy of the Teekay Voting and Support Agreement is attached hereto on Appendix C. The summary of the material provisions of the Teekay Voting and Support Agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Teekay Voting and Support Agreement. This summary does not purport to be complete and may not contain all of the information about the Teekay Voting and Support Agreement that is important to you. We encourage you to read carefully the Teekay Voting and Support Agreement in its entirety.

Teekay Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, Teekay Corporation, THL, TFL (collectively, TK), Teekay Tankers and TIL entered into a Voting and Support Agreement dated as of May 31, 2017, with respect to all shares of TIL common stock and TIL Series A-1 Preferred Stock and all shares of Teekay Tankers Class A Common Stock and Teekay Tankers Class B Common Stock that TK owns, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record as of May 31, 2017, and any additional shares of TIL common stock and TIL Series A-1 Preferred Stock and Teekay Tankers Class A Common Stock of which TK may acquire beneficial (as defined in Rule 13d-3 under the Exchange Act) or record ownership after May 31, 2017.

As of May 31, 2017 and following the closing of Teekay Tankers’ acquisition of the remaining 50% interest of TTOL, pursuant to which Teekay Tankers issued to TK 13,775,224 shares of Teekay Tankers Class B Common Stock, TK was the beneficial or legal owner of record, and had sole or shared voting power over 2,500,000 shares of TIL common stock, which was approximately 8.2% of the outstanding TIL common stock as of May 31, 2017 and one share of TIL Series A-1 Preferred Stock (collectively, the Covered TIL Shares) and 19,309,646 shares of Teekay Tankers Class A Common Stock and 37,007,981 shares of Teekay Tankers Class B Common Stock, representing approximately 13.6% of the outstanding Teekay Tankers Class A Common Stock, approximately 31.4% of the outstanding Teekay Tankers Class A and Class B Common Stock as of May 31, 2017, and approximately 55.9% of the total voting power represented by the outstanding Teekay Tankers Class A and Class B Common Stock as of May 31, 2017 (collectively, the Covered Teekay Tankers Shares).

For purposes of the Teekay Voting and Support Agreement, “Expiration Time” means the earlier to occur of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be validly terminated pursuant to the terms of the Merger Agreement.

Agreement to Vote the Covered TIL Shares

TK has agreed that, prior to the Expiration Time, at every meeting of TIL’s shareholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), and on any action or approval of TIL’s shareholders by written consent with respect to any of the following matters, TK will vote, or cause the holder of record to vote, including via proxy, the Covered TIL Shares:

•	in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger;

•	against (i) any Acquisition Proposal for TIL, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (ii) any other action, agreement or proposal that is expressly intended or could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	in favor of any other matter submitted to TIL’s shareholders in connection with the consummation of the transactions contemplated by the Merger Agreement, including any proposal to adjourn or postpone a TIL shareholder meeting to a later date if there are not sufficient votes for the approval of the Merger Agreement; and

•	in favor of the approval of any actions required in, or facilitating the, furtherance of the actions described above.

TK has agreed to appoint certain executive officers of TIL and members of the TIL Special Committee to vote the Covered TIL Shares in accordance with the Teekay Voting and Support Agreement, in the event TK fails to be counted as present or fails to vote all of the Covered TIL Shares in accordance with the Teekay Voting and Support Agreement. Any proxy granted by TK with respect to the Covered TIL Shares will terminate and be of no further force and effect at the Expiration Time.

If the TIL Board makes an Adverse Recommendation Change in accordance with the terms of the Merger Agreement, then the obligation of TK to vote the Covered TIL Shares in accordance with the Teekay Voting and Support Agreement will no longer exist and TK will be entitled to vote all of its Covered TIL Shares in any manner it chooses.

Agreement to Vote the Covered Teekay Tankers Shares

TK has agreed that, prior to the Expiration Time, at every meeting of Teekay Tankers’ shareholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), and on any action or approval of Teekay Tankers’ shareholders by written consent with respect to any of the following matters, TK will vote, or cause the holder of record to vote, including via proxy, the Covered Teekay Tankers Shares:

•	in favor of the Charter Amendment;

•	against (i) any Acquisition Proposal for Teekay Tankers, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (ii) any other action, agreement or proposal that is expressly intended or could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	in favor of any other matter submitted to Teekay Tankers’ shareholders in connection with the consummation of the transactions contemplated by the Merger Agreement, including any proposal to adjourn or postpone a Teekay Tankers shareholder meeting to a later date if there are not sufficient votes for the approval of the Charter Amendment; and

•	in favor of the approval of any actions required in, or facilitating the, furtherance of the actions described above.

THL has agreed to appoint, with respect to the Covered Teekay Tankers Shares held of record by THL, certain executive officers of TIL and members of the TIL Special Committee as proxies and attorneys-in-fact for THL to vote the Covered Teekay Tankers Shares in the manner provided in the Teekay Voting and Support Agreement, if THL fails to be counted as present or fails to vote such shares in accordance with the Teekay Voting and Support Agreement. Any proxy granted by THL with respect to the Covered Teekay Tankers Shares will terminate and be of no further force and effect at the Expiration Time.

Each of TFL and THL, in each case with respect to the Covered Teekay Tankers Shares held in a brokerage account by such shareholder, and upon the request of TIL, will use reasonable efforts to grant a proxy to certain executive officers of TIL and members of the TIL Special Committee, to vote the Covered Teekay Tankers Shares held in a brokerage account by such shareholder in accordance with the Merger Agreement, or to otherwise provide TIL with valid and binding authority to vote such shares in the manner provided in the Teekay Voting and Support Agreement, in the event TFL or THL fails to be counted as present or fails to vote such shares in accordance with the Teekay Voting and Support Agreement.

Transfer Restrictions

Until the Expiration Time, TK has agreed not to transfer any Covered TIL Shares or Covered Teekay Tankers Shares, other than with the prior written consent of TIL, which consent will be granted or withheld in the sole discretion of TIL. However, TK may transfer any Covered TIL Shares or Covered Teekay Tankers Shares to an affiliate of TK who has agreed in writing (the form and substance of which is reasonably acceptable to TIL) to be bound by the terms of the Teekay Voting and Support Agreement. Any transfer or attempted transfer in violation of this covenant will be null and void and of no effect whatsoever.

Litigation

TK has agreed not to, and will direct its representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal or proceeding that (i) challenges the validity of or seeks to enjoin the operation of any provision of the Teekay Voting and Support Agreement or (ii) alleges that the execution and delivery of the Teekay Voting and Support Agreement by TK breaches any fiduciary duty of the TIL Board or the Teekay Tankers Board (or any member thereof) or any duty that TK has (or may be alleged to have) to TIL, Teekay Tankers or to the other beneficial owners or record holders of the TIL common stock, TIL Series A-1 Preferred Stock or Teekay Tankers Class A or Class B Common Stock.

No Solicitation

Until the Expiration Time, TK will not, and will direct its representatives not to, directly or indirectly, take any of the actions described in the first four bullets set forth in the section entitled “The Merger Agreement—Conduct Pending the Merger—No Solicitation.” TK will, and will use reasonable best efforts to cause its representatives to, immediately cease any activities, solicitations, encouragements, discussions or negotiations conducted before the date of the Teekay Voting and Support Agreement with any third party (other than TIL, Teekay Tankers and their affiliates) and its representatives and its financing sources with respect to any Acquisition Proposal for TIL. In addition, TK agrees to be subject to the obligations to notify Teekay Tankers promptly with respect to any Acquisition Proposal for TIL and to otherwise keep Teekay Tankers reasonably informed on a current basis of the status of any such Acquisition Proposal. However, solely to the extent TIL is permitted by the Merger Agreement to have discussions or negotiations with a person making an Acquisition Proposal for TIL that the TIL Board reasonably believes in good faith could reasonably be expected to lead to a Superior Proposal, TK and its representatives will be permitted, to the extent TIL determines to involve TK in such discussions or negotiations, to participate in such discussion or negotiations with the person making such Acquisition Proposal.

Until the Expiration Time, TK will not, and will direct its representatives not to, directly or indirectly, take any of the actions described in the first four bullets set forth in the section entitled “The Merger Agreement—Conduct Pending the Merger—No Solicitation.” TK will, and will use reasonable best efforts to cause its representatives to, immediately cease any activities, solicitations, encouragements, discussions or negotiations conducted before the date of the Teekay Voting and Support Agreement with any third party (other than TIL, Teekay Tankers and their affiliates) and its representatives and its financing sources with respect to any Acquisition Proposal for Teekay Tankers. In addition, TK agrees to be subject to the obligations to notify TIL promptly with respect to any Acquisition Proposal for Teekay Tankers and to otherwise keep TIL reasonably informed on a current basis of the status of any such Acquisition Proposal. However, solely to the extent Teekay Tankers is permitted by the Merger Agreement to have discussions or negotiations with a person making an Acquisition Proposal for Teekay Tankers, TK and its representatives will be permitted to participate in such discussion or negotiations with the person making such Acquisition Proposal.

Fiduciary Duties

Nothing in the Teekay Voting and Support Agreement will restrict or affect any action or inaction of TK’s or its affiliates’ designees serving on the Teekay Tankers Board and the TIL Board, acting in such person’s capacity as a director of Teekay Tankers or TIL, including complying, subject to the provisions of the Merger

Agreement, with his or her fiduciary obligations as a director of Teekay Tankers or TIL, as applicable. No action or inaction taken or failed to be taken in such capacity as a director will be deemed to constitute a breach of the Teekay Voting and Support Agreement.

Termination

The Teekay Voting and Support Agreement will automatically terminate without further action by any of the parties as of the Expiration Time.

THE HUBER VOTING AND SUPPORT AGREEMENT AND LETTER AGREEMENT AMENDMENT

The following describes the material provisions of the Huber Voting and Support Agreement and the Letter Agreement Amendment. Copies of the Letter Agreement Amendment and the Huber Voting and Support Agreement are attached hereto on Appendix B and Appendix D, respectively. The summaries of the material provisions of the Huber Voting and Support Agreement and the Letter Agreement Amendment below and elsewhere in this joint proxy statement/prospectus are qualified in their entirety by reference to the Huber Voting and Support Agreement and the Letter Agreement Amendment, respectively. These summaries do not purport to be complete and may not contain all of the information about the Huber Voting and Support Agreement and the Letter Agreement Amendment that is important to you. We encourage you to read carefully the Huber Voting and Support Agreement and the Letter Agreement Amendment in their entirety.

Huber Voting and Support Agreement

On September 14, 2017, Teekay Tankers and Huber entered into a Voting and Support Agreement with respect to all shares of Teekay Tankers Class A Common Stock Huber owns, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record as of September 14, 2017, and any additional shares of Teekay Tankers Class A Common Stock and any shares of TIL common stock of which Huber may acquire beneficial (as defined in Rule 13d-3 under the Exchange Act) or record ownership after September 14, 2017.

As of September 14, 2017, Huber was the beneficial or legal owner of record, and had (a)(i) sole voting power over 8,711,310 shares of Teekay Tankers Class A Common Stock (the Covered Huber Teekay Tankers Shares) and (ii) sole dispositive power over 14,524,560 shares of Teekay Tankers Class A Common Stock, representing approximately 6.1% and 10.2%, respectively, of the outstanding Teekay Tankers Class A Common Stock as of September 14, 2017 and (b) no shares of TIL common stock.

For purposes of the Huber Voting and Support Agreement, “Expiration Time” means the earliest to occur of (a) the date that the Teekay Tankers and TIL shareholder approvals relating to the Merger have been obtained, (b) the Effective Time, (c) such date and time as the Merger Agreement shall be validly terminated pursuant to the terms of the Merger Agreement, (d) such date of any material modification, waiver, or amendment of the Merger Agreement that materially and adversely affects the consideration payable to TIL shareholders pursuant to the Merger Agreement or (e) the mutual written agreement to terminate the Huber Voting and Support Agreement by Teekay Tankers and Huber.

Agreement to Vote the Covered Huber Teekay Tankers Shares

Huber has agreed that, prior to the Expiration Time, (a) at every meeting of Teekay Tankers’ shareholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), and on any action or approval of Teekay Tankers’ shareholders by written consent with respect to any of the following matters, Huber will vote, including via proxy, all the Covered Huber Teekay Tankers Shares and (b) Huber will (1) use commercially reasonable efforts to encourage the record holders and other beneficial owners of all shares of Teekay Tankers Class A Common Stock owned of record or beneficially by Huber but for which Huber does not have sole voting power to vote (including via proxy), and (2) recommend that such holders and owners vote such shares of Teekay Tankers Class A Common Stock at any such meeting of Teekay Tankers shareholders and on any action or approval of Teekay Tankers shareholders by written consent with respect to any of the following matters:

•	in favor of the Charter Amendment;

•	against (i) any Acquisition Proposal for Teekay Tankers, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (ii) any other action, agreement or proposal that is expressly intended or could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	in favor of any proposal to adjourn or postpone a Teekay Tankers shareholder meeting to a later date if there are not sufficient votes for the approval of the Charter Amendment; and

•	in favor of the approval of any actions required in, or facilitating the, furtherance of the actions described above.

Agreement to Vote TIL Shares

Huber has agreed that, prior to the Expiration Time, (a) at every meeting of TIL’s shareholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), and on any action or approval of TIL’s shareholders by written consent with respect to any of the following matters, Huber will vote, including via proxy, all shares of TIL common stock for which Huber may, after September 14, 2017, acquire record or beneficial ownership and for which Huber has sole voting power to vote (the Covered Huber TIL Shares) and (b) Huber will (1) use commercially reasonable efforts to encourage the record holders and other beneficial owners of all shares of TIL common stock for which Huber may, after September 14, 2017, acquire record or beneficial ownership and for which Huber does not have sole voting power to vote (including via proxy), and (2) recommend that such holders and owners vote such shares of TIL common stock at any such meeting of TIL shareholders and on any action or approval of TIL shareholders by written consent with respect to any of the following matters:

•	in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger;

•	against (i) any Acquisition Proposal for TIL, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (ii) any other action, agreement or proposal that is expressly intended or could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	in favor of any proposal to adjourn or postpone a TIL shareholder meeting to a later date if there are not sufficient votes for the approval of the Merger Agreement; and

•	in favor of the approval of any actions required in, or facilitating the, furtherance of the actions described above.

Transfer Restrictions

Until the Expiration Time, Huber has agreed not to transfer any Covered Huber Teekay Tankers Shares or Covered Huber TIL Shares (and not to share directly or indirectly any voting power with respect to any shares of Teekay Tankers Class A Common Stock or TIL common stock that otherwise would constitute Covered Huber Teekay Tankers Shares or Covered Huber TIL Shares). However,

•	Huber may transfer or cause or permit the transfer of any Covered Huber Teekay Tankers Shares or Covered Huber TIL Shares in connection with (i) the cessation or pending cessation of any investment advisory relationship pursuant to which Huber holds such Covered Huber Teekay Tankers Shares or Covered Huber TIL Shares for the benefit of an investment advisory client and which cessation was not initiated, directly or indirectly, by Huber or (ii) transfers (1) reasonably necessitated by a bona fide request by a client (which request was not initiated, directly or indirectly, by Huber) for whom Huber holds such shares (such as a redemption, withdrawal, or reallocation request) or (2) otherwise reasonably required by applicable law, guidelines or restrictions of such clients; and

•	Huber may also transfer or cause to permit the transfer of any Covered Huber Teekay Tankers Shares or Covered Huber TIL Shares to any affiliate of Huber who has agreed in writing (the form and substance of which is reasonably acceptable to Teekay Tankers) to be bound by the terms of the Huber Voting and Support Agreement. Any transfer or attempted transfer in violation of this covenant will be null and void and of no effect.

Teekay Tankers Actions

Teekay Tankers agreed pursuant to the Huber Voting and Support Agreement to take the following actions to induce Huber’s vote (the Teekay Tankers Actions): (i) revising the Initial Charter Amendment to reduce the requested increase in the number of authorized shares of Teekay Tankers Class A Common Stock from 200,000,000 to 85,000,000 shares (with a corresponding increase in the number of authorized shares of Teekay Tankers capital stock of 85,000,000), as reflected in the Charter Amendment; (ii) adopting a $45 million share repurchase program relating to Teekay Tankers Class A Common Stock; (iii) implementing a five-year moratorium on Teekay Tankers’ purchase or sale of vessels from or to Teekay Corporation or its subsidiaries (other than Teekay Tankers and its subsidiaries); and (iv) reimbursing certain legal fees of Huber.

Any failure by Teekay Tankers to complete the Teekay Tankers Actions or by Huber to fulfill its obligations under the Huber Voting and Support Agreement will be regarded as a material breach of the agreement and relieve the other party of its obligations under the Huber Voting and Support Agreement.

Non-Disparagement

Huber agreed that through the earliest of the Expiration Time and February 28, 2018, and subject to limited exceptions, Huber will not make, and will cause its respective affiliates and its and their respective principals, directors, shareholders, members, general partners, officers and employees not to make, any public statements or announcements that disparage or criticize (or that might reasonably be construed to be derogatory or critical of, or negative toward) Teekay Tankers, TIL, their respective businesses or any current or former directors, officers or employees of Teekay Tankers or TIL.

Litigation

Huber has agreed not to, and will direct its representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal or proceeding that (i) challenges the validity of or seeks to enjoin the operation of any provision of the Huber Voting and Support Agreement or (ii) alleges that the execution and delivery of the Huber Voting and Support Agreement by Teekay Tankers breaches any fiduciary duty of the Teekay Tankers Board (or any member thereof).

Letter Agreement Amendment

On September 14, 2017, each of Teekay Tankers and TIL entered into the Letter Agreement Amendment pursuant to which (i) TIL consented to the Huber Voting and Support Agreement and to the Teekay Tankers Actions and (ii) Teekay Tankers and TIL amended the Merger Agreement to revise the definition of “Charter Amendment” to reflect the revision from the Initial Charter Amendment to the Charter Amendment. On September 13, 2017, the Teekay Tankers Board approved entry into the Letter Agreement Amendment by Teekay Tankers, and on September 14, 2017, the TIL Board, including the members of the TIL Special Committee, approved the entry into the Letter Agreement Amendment by TIL.

COMPARISON OF SHAREHOLDER RIGHTS

General

As a result of the Merger, TIL shareholders will receive Teekay Tankers Class A Common Stock in exchange for their shares of TIL common stock. Teekay Tankers and TIL are incorporated under the laws of the Republic of the Marshall Islands and are subject to Marshall Islands law, including the Business Corporations Act of the Marshall Islands (or the Marshall Islands Act). The rights of Teekay Tankers and TIL shareholders are governed by Marshall Islands law and the articles of incorporation and bylaws of each of Teekay Tankers and TIL, respectively. Following the Merger, the rights of TIL shareholders who become Teekay Tankers shareholders in the Merger will continue to be governed by Marshall Islands law, in addition to Teekay Tankers’ articles of incorporation and bylaws.

While both TIL and Teekay Tankers are companies organized under the laws of the Republic of the Marshall Islands, there are certain differences between the rights of TIL shareholders and the rights of Teekay Tankers shareholders due to differences between the articles of incorporation and bylaws of each of TIL and Teekay Tankers. The following discussion explains various differences, including any material differences, between the current rights of TIL shareholders and the rights they will have as shareholders of Teekay Tankers if they receive Teekay Tankers Class A Common Stock in the merger. The following comparison is necessarily a summary and is not intended to identify all differences that may exist. This summary is qualified in its entirety by reference to Marshall Islands law and the articles of incorporation and bylaws of each of Teekay Tankers and TIL.

Authorized Capital Stock

TIL

The authorized share capital of TIL consists of 400,000,000 common shares and 100,000,000 preferred shares, each with par value $ 0.001 per share. TIL currently has two series of preferred shares, Series A-1 and Series A-2, which preferred shares automatically will each convert into one common share if (a) such preferred share is transferred other than to an affiliate of Teekay Corporation or Teekay Tankers or (b) the aggregate number of common shares owned by Teekay Corporation or Teekay Tankers and their affiliates is reduced below certain amounts.

Teekay Tankers

Teekay Tankers’ articles of incorporation provide for two classes of common stock: Class A Common Stock, which has one vote per share, and Class B Common Stock, which has five votes per share. However, the voting power of the Class B Common Stock is limited such that the aggregate voting power of all shares of outstanding Class B Common Stock can at no time exceed 49% of the voting power of Teekay Tankers’ outstanding Class A Common Stock and Class B Common Stock, voting together as a single class. Other than these voting rights and conversion rights applicable to the Class B Common Stock as described below, the rights of the two classes of common stock are identical. The rights of these classes of common stock are discussed in greater detail below.

As of the date hereof, Teekay Tankers’ authorized capital stock consists of 400,000,000 shares, of which:

•	200,000,000 shares are designated as Class A Common Stock, par value $0.01 per share;

•	100,000,000 shares are designated as Class B Common Stock, par value $0.01 per share; and

•	100,000,000 shares are designated as preferred stock, par value $0.01 per share.

As described above Teekay Tankers is seeking shareholder approval to increase its authorized capital stock to 485,000,000 shares and to increase the shares designated as Class A Common Stock to 285,000,000 shares. As of the date of this joint proxy statement/prospectus, there were 142,216,113 shares of Class A Common Stock, 37,007,981 shares of Class B Common Stock, and no shares of preferred stock outstanding, and 37,007,981 shares of Class A Common Stock reserved for issuance upon the conversion of all the shares of Class B Common Stock and 4,000,000 shares of Class A Common Stock reserved for issuance under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan, with 16,775,906 shares of Class A Common Stock available for issuance.

Shares of Teekay Tankers’ Class A Common Stock are not convertible into any other shares of capital stock.

Each share of Class B Common Stock is convertible at any time at the option of the holder thereof into one share of Class A Common Stock. In addition:

•	upon any transfer of shares of Class B Common Stock to a holder other than Teekay Corporation or any of its affiliates or any successor to Teekay Corporation’s business or to all or substantially all of its assets, such shares of Class B Common Stock shall automatically convert into Class A Common Stock upon such transfer; and

•	all shares of Teekay Tankers’ Class B Common Stock will automatically convert into shares of Teekay Tankers Class A Common Stock if the aggregate number of outstanding shares of Class A Common Stock and Class B Common Stock beneficially owned by Teekay Corporation and its affiliates or any successor to Teekay Corporation’s business or all or substantially all of its assets falls below 15% of the aggregate number of outstanding shares of our common stock.

All such conversions would be effected on a one-for-one basis.

Once converted into Class A Common Stock, shares of Class B Common Stock shall not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Public Stock Exchange and Disclosure

TIL

Shares of TIL common stock are publicly traded on the OSE. Public information about TIL and shares of TIL common stock is available through Oslo Bors NewsWeb.

Teekay Tankers

Shares of Teekay Tankers Class A Common Stock are publicly traded on the NYSE. Teekay Tankers is required to publicly report certain information pursuant to the rules and regulations of the SEC, which information appears on the SEC’s EDGAR website.

Directors

Under the Marshall Islands Act, Marshall Islands corporations are required to have at least one director. The directors of a Marshall Islands corporation may be divided into two or more classes and those classes of directors may serve for different terms.

TIL

Directors of TIL are elected by a plurality of the votes cast by shareholders entitled to vote, and cumulative voting is prohibited.

The TIL articles of incorporation provide that TIL’s board of directors must not be less than three nor more than 12 (subject to any rights of the holders of preferred shares to each elect additional directors), as determined from time to time by resolution adopted by affirmative vote of a majority of the entire board of directors.

So long as certain beneficial ownership is maintained by Teekay Corporation and its affiliates, the holders of the Series A-1 and Series A-2 preferred shares of TIL have the right to elect one director each, which would automatically increase the number of directors on the TIL board of directors. Each of Teekay Corporation and Teekay Tankers, as holders, have exercised such rights to elect TIL directors.

Teekay Tankers

Directors of Teekay Tankers are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Teekay Tankers’ board of directors currently consists of seven members, and its articles of incorporation provide that its board of directors must consist of at least three but not more than twelve members. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the voting power of all outstanding shares of our capital stock. However, from and after the date that Teekay Corporation and its subsidiaries (other than us and our subsidiaries) cease to beneficially own shares representing a majority of the total voting power of Teekay Tankers’ outstanding capital stock, shareholders may change the number of directors only by the affirmative vote of not less than 80% of the total voting power of our outstanding capital stock. The board of directors may change the number of directors only by a majority vote of the entire board.

Teekay Tankers’ articles of incorporation provide that any director or the entire board of directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the total voting power of Teekay Tankers’ outstanding capital stock. However, from and after the date that Teekay Corporation and its affiliates (other than Teekay Tankers and its subsidiaries) cease to beneficially own shares representing a majority of the total voting power of Teekay Tankers’ outstanding capital stock, directors may only be removed for cause and only by the affirmative vote of the holders of not less than 80% of the total voting power of Teekay Tankers’ outstanding capital stock.

Voting Rights

TIL

Each outstanding share of TIL common stock entitles the holder to one vote on all matters submitted to a vote of TIL common shareholders. The TIL Series A-1 and Series A-2 Preferred Shares have no voting rights except as required by law and except that the holders of TIL preferred shares, voting as a single class, are entitled to elect one director each.

Teekay Tankers

Generally, Marshall Islands law provides that the holders of a class of stock are entitled to a separate class vote on any proposed amendment to Teekay Tankers’ articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.

Holders of Teekay Tankers’ Class A and Class B Common Stock have identical rights, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to five votes per share. However, the voting power of the Class B Common Stock is limited such that the aggregate voting power of all shares of outstanding Class B Common Stock can at no time exceed 49% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, voting together as a single class. Except as otherwise provided by the Marshall Islands Act, holders of shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors.

Dissenters’ Rights of Appraisal

Under Marshall Islands law, a shareholder of a corporation has the right to vote against any plan of merger to which the corporation is a party, and for which shareholders have voting rights. If such shareholders vote against the plan of merger, they may have the right to seek payment from their corporation of the appraised fair value of their shares (instead of the contractual merger consideration). However, the right of a dissenting shareholder to receive payment of the appraised fair value of such shareholder’s shares is not available for a merger if the shares of such class or series of stock as of the record date for the vote are (i) listed on a securities exchange or (ii) held of record by more than 2,000 holders. A holder of any adversely affected shares who does not vote on an amendment in the articles of incorporation of a corporation shall have the right to dissent and to receive payment for such shares, if the articles of amendment: (a) alter or abolish any preferential right of any outstanding shares having preferences; or (b) create, alter, or abolish any provision or right in respect of the redemption of any outstanding shares; or (c) alter or abolish any preemptive right of such holder to acquire shares or other securities; or (d) exclude or limit the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Business Combination Statutes

Under the Marshall Islands Act, in general, a plan of merger or consolidation must be authorized by the holders of a majority of the outstanding shares entitled to vote thereon. Certain “short form” mergers, where a corporation merges with another corporation for which it owns at least 90% of the shares of each class of stock, may not require a shareholder vote. In addition, any sale, lease, exchange or other disposition of all or substantially all the assets of a Marshall Islands corporation, if not made in the usual or regular course of the business actually conducted by such corporation, requires the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote thereon, unless any class of shares is entitled to vote thereon as a class, in which event such authorization will require the affirmative vote of the holders of a majority of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon.

Action by Written Consent

Under the Marshall Islands Act, any action required to, or that may, be taken by a shareholder meeting may be taken without a meeting if a written consent to such action is signed by all the shareholders entitled to vote with respect thereto.

Shareholder Meetings

Under the Marshall Islands Act, a special meeting of shareholders may be called by the board of directors or by such persons as authorized by the articles of incorporation or bylaws. At such meeting, only business that is related to the purpose set forth in the required notice may be transacted. Under the Marshall Islands Act, notice of any shareholder meeting must state the purpose of such meeting and, unless it is an annual meeting, that it is being called at the direction of whoever is calling the meeting.

TIL

Under TIL’s bylaws, annual general meetings will be held at a time and place selected by the board of directors. The meetings may be held in or outside of the Marshall Islands. If TIL fails to hold an annual meeting within 90 days of the designated date, or if no date has been designated for a period of 13 months after its last annual meeting, a special meeting in lieu of an annual meeting may be called by shareholders holding not less than 10% of the voting power of all outstanding shares entitled to vote at such meeting. TIL special meetings of shareholders may be called only by the chairman of the board of directors or the TIL chief executive officer, at the direction of the board of directors as set forth in a resolution stating the purpose or purposes thereof approved by a majority of the entire board of directors. The board of directors may set a record date between 15 and 60 days before the date of any meeting of shareholders to determine the shareholders that will be eligible to receive notice of and vote at the meeting.

Teekay Tankers

Under Teekay Tankers’ bylaws, annual general meetings will be held at a time and place selected by the board of directors. The meetings may be held in or outside of the Marshall Islands. If Teekay Tankers fails to hold an annual meeting within 90 days of the designated date, or if no date has been designated for a period of 13 months after its last annual meeting, a special meeting in lieu of an annual meeting may be called by shareholders holding not less than 10% of the voting power of all outstanding shares entitled to vote at such meeting. Other than such a meeting in lieu of an annual meeting, special meetings of shareholders may be called only by the chairman of the board of directors or the chief executive officer, at the direction of the board of directors as set forth in a resolution stating the purpose or purposes thereof approved by a majority of the entire board of directors, or by Teekay Corporation so long as Teekay Corporation and its affiliates (other than us and our subsidiaries) beneficially own at least a majority of the total voting power of the outstanding capital stock of Teekay Tankers. The board of directors may set a record date between 15 and 60 days before the date of any meeting of shareholders to determine the shareholders that will be eligible to receive notice of and vote at the meeting.

Amendments to Governing Documents

Under the Marshall Islands Act, generally, an amendment to the articles of incorporation may be authorized by the holders of a majority of all outstanding shares entitled to vote thereon. In addition, and notwithstanding any provision in the articles of incorporation to the contrary, if an amendment would increase or decrease the aggregate number of authorized shares of any class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely, the amendment shall be authorized by a vote of the holders of a majority of all outstanding shares of such class. If any proposed amendment would alter or change the powers, preferences, or special rights of one or more series of any class so as to affect them adversely, but would not affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for purposes of voting.

TIL

The TIL board is expressly authorized to make, alter or repeal any bylaw of TIL by the affirmative vote of a majority of the entire board (or unanimous written consent of the entire board in lieu of a meeting), and any bylaw amended or adopted by the board of directors may be amended or repealed by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding capital stock entitled to vote. The affirmative vote of the holders of over 80% of the total voting power of the then-outstanding capital stock of TIL entitled to vote is required to amend or repeal certain provisions of TIL’s articles of incorporation.

Teekay Tankers

The Teekay Tankers bylaws may be amended or repealed by the affirmative vote of a majority of the entire board; provided, however, that any bylaw amended or adopted by the directors may be amended or repealed by the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock; provided, further, that from and after the date that Teekay Corporation and its affiliates (other than the Teekay Tankers and its subsidiaries) cease to beneficially own shares representing a majority of the total voting power of the outstanding capital stock, at least 80% of the voting power of the outstanding capital stock will be required to amend or repeal specified sections of the bylaws, and the affirmative vote of the holders of a majority of the outstanding capital stock will be required to amend or repeal any other provision of the bylaws.

The affirmative vote of the holders of a majority of the total voting power of Teekay Tankers’ outstanding capital stock is required to amend or repeal specified provisions of the Teekay Tankers articles of incorporation; provided, however, that from and after the date that Teekay Corporation and its affiliates (other than Teekay Tankers and its subsidiaries) cease to beneficially own shares representing a majority of the total voting power of the outstanding capital stock, the affirmative vote of the holders of at least 80% of the total voting power of the outstanding capital stock will be required to amend or repeal specified provisions of the articles of incorporation.

Indemnification of Directors and Officers

Under the Marshall Islands Act, for actions not by or in the right of a Marshall Islands corporation, the corporation may indemnify any person who was or is a party to any threatened or pending action or proceeding by reason of the fact that such person is or was a director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such persons’ conduct was unlawful.

In addition, under the Marshall Islands Act, in actions brought by or in right of a Marshall Islands corporation, any person who is or is threatened to be made party by reason of the fact that such person is or was a director or officer of the corporation can be indemnified for expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of the action if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that indemnification is not permitted with respect to any claims in which such person has been found liable for negligence or misconduct in the performance of his duty to the corporation unless the appropriate court determines that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity.

TIL

TIL’s articles of incorporation provide that TIL must indemnify its directors and officers to the fullest extent permitted by applicable law. TIL is also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to its directors and officers and to carry directors’ and officers’ insurance providing indemnification for the directors and officers for some liabilities.

Teekay Tankers

Teekay Tankers’ articles of incorporation also provide that it must indemnify directors and officers to the fullest extent permitted by law. Teekay Tankers is also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to directors and offices and to carry directors’ and officers’ insurance providing indemnification for its directors and officers for some liabilities.

Limitations on Personal Liability of Directors

Under the Marshall Islands Act, directors and officers shall discharge their duties in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions. In discharging their duties, directors and officers, when acting in good faith, may rely upon financial statements of the corporation represented to them to be correct by the president or the officer having charge of its books or accounts or stated in a written report by an independent public accountant or firm of such accountants.

The Marshall Islands Act provides that the articles of incorporation of a Marshall Islands corporation may include a provision for the elimination or limitation of liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its shareholders;

•	for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or

•	for any transaction from which the director derived an improper personal benefit.

TIL

TIL’s articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Teekay Tankers

The Teekay Tankers articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Redemption and Preemptive Rights

Under the Marshall Islands Act, unless provided otherwise in the articles of incorporation, the holders of any class of capital stock shall have specified preemptive rights.

TIL

TIL shareholders do not have redemption or preemptive rights to subscribe for any of TIL’s securities.

Teekay Tankers

Holders of Teekay Tankers common stock do not have redemption or preemptive rights to subscribe for any of Teekay Tankers’ securities.

Cumulative Voting Rights

TIL

The articles of incorporation of TIL prohibit cumulative voting for the election of directors.

Teekay Tankers

The Teekay Tankers articles of incorporation prohibit cumulative voting for the election of directors.

Dividends and Stock Repurchases

Under the Marshall Islands Act, a Marshall Islands corporation may declare and pay dividends in cash, stock or other property on its outstanding shares, except when the corporation is insolvent or would thereby be made insolvent or when the declaration or payment would be contrary to any restrictions contained in the articles of incorporation. Dividends may be paid out of surplus only, but in the event there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

TIL

Holders of shares of TIL common stock are entitled to share pro rata in any dividends that the board of directors may declare on the shares of common stock from time to time out of funds legally available for dividends. In the event a share dividend is paid, dividends may be declared and paid in cash, shares or other property of TIL. The holders of Series A-1 Preferred Stock and Series A-2 Preferred Stock are not entitled to receive any dividends.

Teekay Tankers

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Teekay Tankers Class A Common Stock and Class B Common Stock are entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A Common Stock shall receive Class A Common Stock, or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock, or rights to acquire Class B Common Stock, as the case may be.

Advance Notice of Shareholder Nominations for Directors and Shareholder Proposals

TIL

TIL’s bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at TIL’s principal executive offices not less than 90 days or more than 120 days before the anniversary date of the immediately precedent annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by such shareholder or shareholders must be given not later than 10 days following the earlier of the date on which notice of the annual meeting was mailed to shareholders or the date on which public disclosure of the date of the annual meeting was made. TIL’s bylaws also specify requirements as to the form and content of a shareholder’s notice.

Teekay Tankers

Under the Teekay Tankers bylaws, any shareholder or group of shareholders that beneficially owns not less than one-fifth of the voting power of all voting stock of Teekay Tankers shall be entitled to nominate one or more individuals to stand for election as elected directors at an annual meeting by providing written notice thereof to the Teekay Tankers Board not more than 120 days and not less than 90 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by such shareholder or shareholders must be given not later than 10 days following the earlier of the date on which notice of the annual meeting was mailed to shareholders or the date on which public disclosure of the date of the annual meeting was made. Teekay Tankers’ bylaws also specify requirements as to the form and content of a shareholder’s notice.

Inspection of Corporate Records

Under the Marshall Islands Act, any shareholder, during the usual hours of business, may inspect, for a purpose reasonably related to its interest as a shareholder, and make copies of extracts, from the share register, books of account, and minutes of all proceedings of the relevant Marshall Islands corporation to which it is a shareholder. The right of inspection may not be limited in the articles of incorporation or bylaws. A list of registered shareholders must be produced at any meeting of shareholders upon request of any shareholder at the meeting or prior thereto.

Interested Director Transactions

The Marshall Islands Act provides that no contract or other transaction between a corporation and one or more of its directors, or between a corporation and any other corporation, firm, association or other entity in which one or more of its directors are directors or officers, or have a substantial financial interest, shall be either void or voidable for this reason alone or by reason alone that such director or directors are present at the meeting of the board, or of a committee thereof, which approves such contract or transaction, or that his or their votes are counted for such purpose (a) if the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the board or committee, and the board or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the board, by unanimous vote of the disinterested directors; or (b) if the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders.

EXPERTS

The consolidated financial statements of Teekay Tankers Ltd. and subsidiaries as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Tanker Investments Ltd. and its subsidiaries as of December 31, 2016 and 2015, and for the years ended December 31, 2016 and 2015 and the period from incorporation on January 10, 2014 to December 31, 2014 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Teekay Tankers common stock to be issued to TIL’s shareholders and certain legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon by Watson Farley  & Williams LLP.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, the Teekay Tankers Board and the TIL Board know of no matters that will be presented for consideration at the Special Meetings other than as described in this joint proxy statement/prospectus. If any other matters properly come before the Teekay Tankers shareholders or the TIL shareholders at the Special Meetings, or any adjournment or postponement of the meetings, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the Teekay Tankers Board and the TIL Board.

WHERE YOU CAN FIND MORE INFORMATION

Teekay Tankers files annual and other reports with and furnishes information to the SEC. You may inspect and copy any document Teekay Tankers files with or furnishes to the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such material may also be accessed electronically by means of the SEC’s website on the Internet at www.sec.gov. You can also obtain information about Teekay Tankers at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.

Teekay Tankers has filed with the SEC a registration statement on Form F-4 under the Securities Act. This joint proxy statement/prospectus forms a part of the registration statement, as permitted by SEC rules and regulations. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities or on the Teekay Tankers website. The statements in this joint proxy statement/prospectus about the contents of any contracts or other documents Teekay Tankers has filed as an exhibit are not necessarily complete. You should refer to the copy of each contract or other document Teekay Tankers has filed or incorporated by reference as an exhibit to the registration statement for complete information.

As a foreign private issuer, Teekay Tankers is exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and Teekay Tankers’ executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Teekay Tankers is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, Teekay Tankers intends to make available quarterly reports containing its unaudited interim financial information for the first three fiscal quarters of each fiscal year.

Information Incorporated by Reference

The SEC allows Teekay Tankers to “incorporate by reference” into this joint proxy statement/prospectus information that Teekay Tankers files or furnishes with the SEC. This means that Teekay Tankers can disclose important information to you without actually including the specific information in this joint proxy statement/prospectus by referring you to other documents filed or furnished separately with the SEC. The information incorporated by reference is an important part of this joint proxy statement/prospectus.

Teekay Tankers incorporates by reference the documents listed below:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2016;

•	Reports on Form 6-K filed with the SEC on June 1, 2017, June 13, 2017, September 12, 2017, and October 6, 2017; and

•	the description of each class of Teekay Tankers capital stock as described in its Registration Statement on Form 8-A filed on December 3, 2007, including any subsequent amendments or reports filed for the purpose of updating such description.

All annual reports on Form 20-F, and all reports on Form 6-K that Teekay Tankers expressly identifies in such reports as being incorporated by reference into the registration statement of which this joint proxy statement/prospectus is a part, that Teekay Tankers files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of this joint proxy statement/prospectus and prior to consummation of this offering shall be deemed incorporated in this joint proxy statement/prospectus by reference and to be part hereof from the respective dates of the filing or furnishing of such documents.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained herein or in any subsequently filed or furnished document which also is, or is deemed to be incorporated by reference herein, modified or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this joint proxy statement/prospectus.

You may obtain any of the documents incorporated by reference in this joint proxy statement/prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this joint proxy statement/prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting Teekay Tankers’ internet website at www.teekaytankers.com, or by writing or calling Teekay Tankers at the following address:

Teekay Tankers Ltd.

4th Floor, Belvedere Building,

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

If you would like to request documents, please do so by November 10, 2017 in order to receive them before the Special Meetings.

Neither Teekay Tankers nor TIL has authorized anyone to give any information or to make any representations other than those contained, or incorporated by reference, in this joint proxy statement/prospectus. Teekay Tankers and TIL take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

This joint proxy statement/prospectus is dated October 25, 2017. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to shareholders nor the issuance of Teekay Tankers Class A Common Stock in the Merger shall create any implication to the contrary.

Tanker Investments Ltd.

Index to the Unaudited Consolidated Interim Financial Statements First Half 2017

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended June 30, 2017 $	Three Months Ended June 30, 2016 $	Six Months Ended June 30, 2017 $	Six Months Ended June 30, 2016 $
Net pool revenues from affiliates (note 6b)	18,504	42,830	47,032	92,351
Time charter revenues	6,741	—	9,485	—
Voyage revenues	167	204	2,959	1,253

Total revenues	25,412	43,034	59,476	93,604
Voyage expenses	(504)	62	(2,893)	(1,168)
Vessel operating expenses (notes 6b and 6c)	(14,447)	(14,222)	(27,643)	(29,001)
Depreciation and amortization	(8,742)	(8,769)	(17,356)	(17,471)
General and administrative expenses (note 6b)	(2,817)	(1,839)	(4,348)	(3,623)
Gain on sale of vessels (notes 6b and 8)	—	—	—	1,228

(Loss) income from vessel operations	(1,098)	18,266	7,236	43,569
Interest expense (notes 2 and 6a)	(4,506)	(4,680)	(8,929)	(10,100)
Interest income	83	30	133	85
Other expenses (note 3)	(262)	(1,016)	(1,000)	(2,227)

Net (loss) income	(5,783)	12,600	(2,560)	31,327

Per common share of Tanker Investments Ltd. (note 7)
• Basic (loss) earnings attributable to common stockholders of Tanker Investments Ltd.	(0.19)	0.41	(0.08)	0.99
• Diluted (loss) earnings attributable to common stockholders of Tanker Investments Ltd.	(0.19)	0.41	(0.08)	0.98
Weighted average number of common shares outstanding (note 7)
• Basic	30,373,038	30,599,060	30,368,326	31,555,458
• Diluted	30,373,038	30,599,060	30,368,326	31,825,034
Total number of common shares outstanding at end of period	30,398,057	30,363,561	30,398,057	30,363,561

Related party transactions (note 6)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at June 30, 2017 $	As at December 31, 2016 $
ASSETS
Current
Cash and cash equivalents	40,625	35,073
Pool receivables from affiliates, net (note 6b)	4,780	12,427
Accounts receivable	247	21
Due from affiliates	181	43
Prepaid expenses and other current assets (note 6c)	7,208	6,083

Total current assets	53,041	53,647

Vessels and equipment
At cost, less accumulated depreciation of $91.5 million (December 31, 2016—$74.2 million)	713,458	729,226
Due from affiliates (note 6b)	16,936	20,536

Total assets	783,435	803,409

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	2,486	915
Accrued liabilities and other (note 6c)	9,217	7,152
Current portion of long-term debt (note 2)	38,117	38,061
Deferred revenue	1,212	—
Due to affiliates	2,065	2,041

Total current liabilities	53,097	48,169

Long-term debt (note 2)	301,466	324,940
Other long-term liabilities (note 3)	6,351	5,418

Total liabilities	360,914	378,527

Commitments and contingencies (notes 2, 3 and 6)

Stockholders’ Equity
Common stock ($0.001 par value; 400 million shares authorized; 30.4 million shares issued and outstanding) (note 5)	31	31
Preferred stock ($0.001 par value; 100 million shares authorized; 2 shares issued and outstanding) (note 5)	1	1
Additional paid-in capital (note 5)	322,687	322,488
Retained earnings	99,802	102,362

Total stockholders’ equity	422,521	424,882

Total liabilities and stockholders’ equity	783,435	803,409

Subsequent events (note 9)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended June 30, 2017 $	Six Months Ended June 30, 2016 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(2,560)	31,327
Non-cash items:
Depreciation and amortization	17,356	17,471
Other	1,770	2,236
Change in non-cash working capital items related to operating activities	14,318	19,658
Expenditures for dry-docking	(1,197)	(128)

Net operating cash flow	29,687	70,564

FINANCING ACTIVITIES
Prepayments of long-term debt	(5,000)	(173,286)
Repayments of long-term debt	(19,057)	(21,141)
Repurchase of common stock (note 5)	—	(31,797)
Other financing activities	—	(181)

Net financing cash flow	(24,057)	(226,405)

INVESTING ACTIVITIES
Proceeds on disposal of vessels (note 8)	—	151,597
Expenditures for vessels and equipment	(78)	(46)

Net investing cash flow	(78)	151,551

Increase (decrease) in cash and cash equivalents	5,552	(4,290)
Cash and cash equivalents, beginning of the period	35,073	43,420

Cash and cash equivalents, end of the period	40,625	39,130

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share amounts)

	Thousands of Shares of Common Stock Outstanding #	Common Stock $	Shares of Preferred Stock Outstanding #	Preferred Stock $	Additional Paid-In Capital $	Retained Earnings $	Total Shareholders’ Equity $
Balance as at December 31, 2016	30,364	31	2	1	322,488	102,362	424,882

Net loss	—	—	—	—	—	(2,560)	(2,560)
Shares issued as compensation (note 5)	34	—	—	—	199	—	199

Balance as at June 30, 2017	30,398	31	2	1	322,687	99,802	422,521

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

1.	Basis of Presentation and Nature of Operations

On January 10, 2014, Teekay Corporation (or Teekay) and Teekay Tankers Ltd. (or Teekay Tankers) formed Tanker Investments Ltd., under the laws of the Republic of the Marshall Islands. Tanker Investments Ltd. and its subsidiaries (collectively the Company) engage in the ownership and operation of crude oil tankers. The Company has adopted a December 31 fiscal year-end. At June 30, 2017, the Company‘s fleet included 18 vessels (December 31, 2016—18 vessels).

On May 31, 2017, the Company entered into a merger agreement with Teekay Tankers (the Merger Agreement). Under the terms of the Merger Agreement, each share of common stock of the Company issued and outstanding immediately prior to the effective date of the merger will be canceled and converted into the right to receive 3.3 shares of Class A common stock of Teekay Tankers. Completion of the merger is subject to closing conditions, approval by the shareholders of the Company, and approval by the Teekay Tankers’ shareholders of an increase in the authorized number of Teekay Tankers’ Class A common shares to permit the issuance of Teekay Tankers’ Class A common shares as merger consideration. The Company expects to complete the merger in the fourth quarter of 2017.

These unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore these interim unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, and cash flows for the period presented. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Long-Term Debt

	June 30, 2017 $	December 31, 2016 $
Revolving Credit Facilities due through 2020	218,849	236,917
Term Loan due through 2021	123,228	129,217

Total principal	342,077	366,134
Unamortized discount and debt issuance costs	(2,494)	(3,133)

Total debt	339,583	363,001
Less current portion	(38,117)	(38,061)

Long-term portion	301,466	324,940

As of June 30, 2017, the Company had two revolving credit facilities available, which, as at such date, provided for borrowings of up to a maximum of $267.9 million (December 31, 2016—$311.7 million), of which $218.8 million was drawn (December 31, 2016—$236.9 million was drawn). Interest payments are based on LIBOR plus margins. At June 30, 2017, the margin was 3.37% (December 31, 2016—3.38%

respectively). The margins ranged from 2.75% to 3.50%, depending on the fair market value of the vessels provided as collateral relative to the amount drawn on the credit facilities. The two credit facilities were collateralized by first-priority mortgages on 14 (December 31, 2016—14) of the Company’s vessels. At June 30, 2017, the total amount available under the credit facilities reduces by $30.0 million (2018), $143.7 million (2019) and $94.2 million (2020). The credit facilities contain a covenant that requires the Company to maintain a free liquidity of not less than the lower of (i) $25.0 million and (ii) $2.0 million per vessel owned as long as the number of vessels owned by the Company is less than 25. If the Company owns 25 or more vessels, the covenant requires the Company to maintain a free liquidity of the aggregate of (i) $25.0 million and (ii) $1.3 million multiplied by the number of vessels owned by the Company in excess of 25. The Company is also required to maintain a minimum capitalization ratio, a minimum level of tangible net worth, a minimum ratio of net income before interest and certain non-cash items to interest expense and the fair market value of collateral vessels shall be equal to at least 150 percent of the drawn amount under the revolving credit facilities. As at June 30, 2017, the Company was in compliance with all its covenants in respect of these credit facilities.

As of June 30, 2017, the Company had one term loan outstanding with an outstanding balance of $123.2 million (December 31, 2016—$129.2 million) (the Term Loan), repayable by 2021. Of this amount, $51.0 million bears interest at LIBOR plus a margin of 0.50% and the remaining $72.2 million bears interest at a fixed rate of 5.37% (December 31, 2016—$52.0 million and $77.2 million, respectively). The loan is collateralized by four of the Company’s vessels, together with other related security. In addition, the loan requires Teekay (the Guarantor) to maintain a minimum liquidity (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at June 30, 2017, Teekay was in compliance with all their covenants in respect of the Term Loan.

The weighted-average interest rate on the Company’s long-term debt as at June 30, 2017 and December 31, 2016 was 4.31% and 4.11% respectively, excluding the guarantee fee paid to Teekay (see note 6a). The aggregate annual principal repayments required to be made by the Company subsequent to June 30, 2017 are $19.1 million (2017), $38.2 million (2018), $113.2 million (2019), $91.1 million (2020) and $80.5 million (2021).

3.	Other Long-Term Liabilities

The Company recognizes freight tax expenses in other expenses in its unaudited consolidated statements of (loss) income. The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

The following is a roll-forward of the Company’s freight tax expenses which are recorded in the unaudited consolidated balance sheets in other long-term liabilities, for the six months ended June 30, 2017 and 2016:

	Six Months Ended June 30, 2017 $	Six Months Ended June 30, 2016 $
Balance at the beginning of the period	5,418	2,789
Changes for positions taken in prior periods	509	—
Increase for positions related to the current period	424	2,169

Balance at the end of the period	6,351	4,958

The remainder of the amounts recorded in other expenses in the unaudited consolidated statements of (loss) income relate to foreign exchange gains and losses.

4.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see note 6 in the Company’s audited consolidated financial statements filed with its Annual Report for the year ended December 31, 2016.

The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value.

		June 30, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Cash and cash equivalents	Level 1	40,625	40,625	35,073	35,073
Long-term debt, including current portion	Level 2	(339,583)	(338,939)	(363,001)	(363,703)

5.	Capital Stock and Warrants

Tanker Investments Ltd. was incorporated on January 10, 2014. The authorized capital stock of Tanker Investments Ltd. is 400,000,000 shares of Common Stock, with a par value of $0.001 per share and 100,000,000 shares of Preferred Stock, with a par value of $0.001 per share. Two series of Preferred Stock have been created, Series A-1 Preferred and Series A-2 Preferred (collectively Series A Preferred Shares). The authorized number of Series A-1 Preferred Shares and Series A-2 Preferred Shares is one share for each series. Further information on the rights and restrictions related to the Common Stock as well as outstanding warrants can be found in note 7 in the Company’s audited consolidated financial statements filed with its Annual Report for the year ended December 31, 2016.

On October 27, 2014, the Company announced that its Board of Directors had authorized the repurchase of up to $30.0 million of its Common Stock in the open market. On September 27, 2015, the Company announced the Board of Directors had authorized a $30.0 million upsize to the share repurchase program, increasing the total amount authorized to $60.0 million. On February 8, 2016, the Company announced that the Board of Directors had authorized a new share repurchase program for the repurchase of a further $60.0 million of the Company’s common stock. As at June 30, 2017, the Company had repurchased 8.1 million shares of its Common Stock for $87.6 million (December 31, 2016—8.1 million shares for $87.6 million). On July 26, 2016, the 8.1 million shares repurchased by the Company, held in treasury, were canceled. As at June 30, 2017, the Company does not hold any shares of Common Stock in treasury (December 31, 2016—nil).

In June 2017, a total of 34,496 shares of Common Stock, with an aggregate value of $0.2 million, were granted to the Company’s non-management directors as part of their annual compensation for 2017. These shares were issued from the 400,000,000 shares of Common Stock authorized under Tanker Investments Ltd.’s articles of incorporation.

As at June 30, 2017, Teekay owned 2.5 million shares of Common Stock, 1 share of Series A-1 Preferred Stock and a stock purchase warrant entitling it to purchase, in aggregate, up to 0.75 million shares of Common Stock. As at June 30, 2017, Teekay Tankers owned 3.4 million shares of Common Stock, 1 share of Series A-2 Preferred Stock and a stock purchase warrant entitling it to purchase, in aggregate, up to 0.75 million shares of Common Stock. Teekay Tankers is a controlled subsidiary of Teekay.

6.	Related Party Transactions and Commitments

a)	Teekay is a guarantor to the borrowers’ obligations under the Term Loan and the Company entered into a non-competition agreement (or the Non-Competition Agreement) with Teekay and Teekay Tankers. For a detailed description of these agreements, see Notes 8 (e) and 8 (g) in the Company’s audited consolidated financial statements filed with its Annual Report for the year ended December 31, 2016. The guarantee fee was $0.1 million for the three months ended June 30, 2017 and 2016, respectively. The guarantee fee was $0.2 million for the six months ended June 30, 2017 and 2016, respectively.

b)	Affiliates of Teekay and subsidiaries of Teekay Tankers provide management services to the Company. The terms of such agreements are contained in Note 8(h) in the Company’s audited consolidated financial statements filed with its Annual Report for the year ended December 31, 2016. Amounts incurred by the Company for such services for the periods indicated below were as follows:

	Three Months Ended June 30, 2017 $	Three Months Ended June 30, 2016 $	Six Months Ended June 30, 2017 $	Six Months Ended June 30, 2016 $
Commercial management services	1,069	1,340	2,313	2,799
Ship management services	1,180	1,156	2,336	2,457
Corporate services	1,374	1,346	2,706	2,713
Vessel and equipment transaction services	—	—	—	1,550

The amounts owing from the pool managers, which are reflected in the unaudited consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the pool agreement. In addition, the Company had advanced $16.9 million and $20.5 million as at June 30, 2017 and December 31, 2016, respectively, to the pool managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances are repayable to the Company when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. These amounts owing, which are reflected in the unaudited consolidated balance sheets as due from affiliates, are without interest.

c)	As at June 30, 2017 and December 31, 2016, $2.1 million and $1.8 million, respectively, was payable to a subsidiary of Teekay for reimbursement of crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities on the unaudited consolidated balance sheets. As at June 30, 2017 and December 31, 2016, $1.6 million and $1.6 million, respectively, was advanced to a subsidiary of Teekay to cover future non-manning vessel operating costs and such amounts are included in prepaid expenses and other current assets on the unaudited consolidated balance sheets.

7.	Earnings Per Share

	Three Months Ended June 30, 2017 $	Three Months Ended June 30, 2016 $	Six Months Ended June 30, 2017 $	Six Months Ended June 30, 2016 $
Net (loss) income	(5,783)	12,600	(2,560)	31,327

Weighted average number of common shares—basic	30,373,038	30,599,060	30,368,326	31,555,458
Dilutive effect of warrants	—	—	—	269,576

Common stock and common stock equivalents—diluted	30,373,038	30,599,060	30,368,326	31,825,034

(Loss) earnings per common share:
• Basic	(0.19)	0.41	(0.08)	0.99
• Diluted	(0.19)	0.41	(0.08)	0.98

For the three months ended June 30, 2017 and 2016, and for the six months ended June 30, 2017, warrants to acquire 1.5 million shares of Common Stock had an anti-dilutive effect on the calculation of diluted income per common share. For the six months ended June 30, 2016, warrants to acquire 1.5 million shares of Common Stock had a dilutive effect on the calculation of diluted income per common share.

8.	Gain on Sale of Vessels

During the six months ended June 30, 2016, the Company sold two 2010-built VLCCs, the Hemsedal Spirit and Voss Spirit, for net proceeds of proceeds of $151.6 million and recognized a $1.2 million gain related to the sale of these vessels.

9.	Subsequent Events

Subsequent events have been evaluated through August 3, 2017, the date the unaudited interim consolidated financial statements were issued. No significant events occurred subsequent to the balance sheet date but prior to August 3, 2017, that would have a material impact on the unaudited interim consolidated financial statements.

Tanker Investments Ltd.

Index to the Consolidated Financial Statements 2016

Page

Independent auditor’s report	F-12
Consolidated Statements of Income (Loss) for the years ended December 31, 2016 and 2015 and the period from incorporation on January 10, 2014 to December 31, 2014	F-13
Consolidated Balance Sheets as at December 31, 2016 and 2015	F-14
Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015 and the period from incorporation on January 10, 2014 to December 31, 2014	F-15
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2016 and 2015 and the period from incorporation on January 10, 2014 to December 31, 2014	F-16
Notes to the Consolidated Financial Statements	F-17

Independent Auditors’ Report

The Board of Directors and Shareholders

Tanker Investments Ltd.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Tanker Investments Ltd. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income (loss), stockholders’ equity, and cash flows for the years ended December 31, 2016 and 2015 and the period from incorporation on January 10, 2014 to December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tanker Investments Ltd. and its subsidiaries as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years ended December 31, 2016 and 2015 and the period from incorporation on January 10, 2014 to December 31, 2014 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 17, 2017

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share amounts)

	Year ended December 31, 2016 $	Year ended December 31, 2015 $	Date of Incorporation January 10, 2014 to December 31, 2014 $
Net pool revenues (note 8h)	149,124	181,307	49,484
Time charter revenues	1,516	—	—
Voyage revenues	1,989	29,527	30,607

Total revenues	152,629	210,834	80,091

Voyage expenses	(1,480)	(12,346)	(20,893)
Vessel operating expenses (note 8h)	(57,593)	(59,126)	(32,823)
Depreciation and amortization	(35,050)	(32,893)	(16,042)
General and administrative expenses (note 8h)	(6,938)	(6,285)	(4,069)
Gain on sale of vessels	1,228	—	—

Income from operations	52,796	100,184	6,264

Interest expense (notes 4 and 8e)	(19,124)	(22,308)	(9,175)
Interest income	148	149	472
Other expenses (note 5)	(2,690)	(2,227)	(681)

Net income (loss) and comprehensive income (loss)	31,130	75,798	(3,120)

Per common share of Tanker Investments Ltd. (note 9)

• Basic earnings (loss) attributable to common stockholders of Tanker Investments Ltd.	1.01	2.07	(0.09)
• Diluted earnings (loss) attributable to common stockholders of Tanker Investments Ltd.	1.00	2.03	(0.09)

Weighted average number of common shares outstanding (note 9)
• Basic	30,956,253	36,697,394	34,279,507
• Diluted	31,037,119	37,261,602	34,279,507
Total number of common shares outstanding at end of period	30,363,561	33,682,881	36,974,851

Related party transactions (note 8)

The accompanying notes are an integral part of these consolidated financial statements.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2016 $	As at December 31, 2015 $
ASSETS
Current
Cash and cash equivalents	35,073	43,420
Pool receivables from affiliates, net (note 8h)	12,427	31,920
Accounts receivable	21	5,574
Due from affiliates	43	45
Prepaid expenses and other current assets	6,083	7,767
Vessels held for sale (note 12)	—	150,286

Total current assets	53,647	239,012

Vessels and equipment
At cost, less accumulated depreciation of $74.2 million (December 31, 2015—$39.1 million)	729,226	763,098
Due from affiliates (note 8h)	20,536	25,268

Total assets	803,409	1,027,378

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	915	3,473
Accrued liabilities and other current liabilities	7,152	12,194
Current portion of long-term debt (note 4)	38,061	143,685
Due to affiliates	2,041	2,136

Total current liabilities	48,169	161,488

Long-term debt (note 4)	324,940	437,750
Other long-term liabilities (note 5)	5,418	2,789

Total liabilities	378,527	602,027

Commitments and contingencies (note 4 & 5)

Stockholders’ Equity
Common stock ($0.001 par value; 400 million shares authorized; 30.4 million shares issued and outstanding—December 31, 2016) (38.4 million shares issued and 33.7 million shares outstanding—December 31, 2015) (note 7)	31	34
Preferred stock ($0.001 par value; 100 million shares authorized; 2 shares issued and outstanding) (note 7)	1	1
Additional paid-in capital (note 7)	322,488	357,831
Retained earnings	102,362	67,485

Total stockholders’ equity	424,882	425,351

Total liabilities and stockholders’ equity	803,409	1,027,378

Subsequent events (note 13)

The accompanying notes are an integral part of these consolidated financial statements.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Date of Incorporation January 10, 2014 to December 31, 2014 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	31,130	75,798	(3,120)
Non-cash items:
Depreciation and amortization	35,050	32,893	16,042
Other	3,385	5,481	723
Change in non-cash working capital items related to operating activities (note 10)	23,769	(21,443)	(14,104)
Expenditures for drydocking	(819)	(6,573)	(15,911)

Net operating cash flow	92,515	86,156	(16,370)

FINANCING ACTIVITIES
Proceeds from equity offering and initial public offering, net of issuance costs (note 7)	—	—	408,107
Proceeds from issuance of long-term debt, net of issuance costs (note 4)	—	347,131	181,075
Prepayments of long-term debt	(178,286)	(59,675)	—
Repayments of long-term debt	(41,753)	(38,652)	(14,599)
Repurchase of Common Stock (note 7)	(31,797)	(40,589)	(15,253)
Other financing activities	(181)	—	—

Net financing cash flow	(252,017)	208,215	559,330

INVESTING ACTIVITIES
Proceeds on disposal of vessels	151,513	—	—
Expenditures for vessels and equipment	(358)	(320,543)	(306,665)
Acquisition of vessels	—	—	(166,703)

Net investing cash flow	151,155	(320,543)	(473,368)

(Decrease) increase in cash and cash equivalents	(8,347)	(26,172)	69,592
Cash and cash equivalents, beginning of the period	43,420	69,592	—

Cash and cash equivalents, end of the period	35,073	43,420	69,592

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these consolidated financial statements.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share amounts)

	Thousands of Shares of Common Stock Outstanding #	Common Stock $	Shares of Preferred Stock Outstanding #	Preferred Stock $	Additional Paid-In Capital $	Retained Earnings / (Deficit) $	Total Stockholders’ Equity $
Balance as at January 10, 2014	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(3,120)	(3,120)
Proceeds from equity offering, net of offering costs of 6.4 million (note 7)	25,000	25	2	1	243,579	—	243,605
Proceeds from IPO, net of offering costs of $7.5 million (note 7)	13,413	13	—	—	164,489	—	164,502
Shares issued as compensation (note 7)	17	—	—	—	195	—	195
Repurchase of Common Stock (note 7)	(1,455)	(1)	—	—	(15,463)	211	(15,253)

Balance as at December 31, 2014	36,975	37	2	1	392,800	(2,909)	389,929

Net income	—	—	—	—	—	75,798	75,798
Shares issued as compensation (note 7)	19	—	—	—	213	—	213
Repurchase of Common Stock (note 7)	(3,311)	(3)	—	—	(35,182)	(5,404)	(40,589)

Balance as at December 31, 2015	33,683	34	2	1	357,831	67,485	425,351

Net income	—	—	—	—	—	31,130	31,130
Shares issued as compensation (note 7)	26	—	—	—	198	—	198
Repurchase of Common Stock (note 7)	(3,345)	(3)	—	—	(35,541)	3,747	(31,797)

Balance as at December 31, 2016	30,364	31	2	1	322,488	102,362	424,882

The accompanying notes are an integral part of these consolidated financial statements.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

1.	Basis of Presentation and Nature of Operations

On January 10, 2014, Teekay Corporation (or Teekay) and Teekay Tankers Ltd. (or Teekay Tankers) formed Tanker Investments Ltd., under the laws of the Republic of the Marshall Islands. Tanker Investments Ltd. and its subsidiaries (collectively the Company) engage in the ownership and operation of crude oil tankers. At December 31, 2016, the Company‘s fleet included 18 vessels (December 31, 2015 – 20 vessels).

On February 28, 2014, the Company acquired four single-ship wholly-owned subsidiaries (the L.L.C.s) from Teekay, each of which owns one 2009-built Suezmax oil tanker and is a borrower to a loan agreement (see note 4), in exchange for $11.0 million, which consists of $163.2 million for the vessels, $10.9 million for working capital less $163.1 million for the assumption of existing debt. The L.L.C.s consist of the Dilong Spirit L.L.C., Shenlong Spirit L.L.C., Tianlong Spirit L.L.C. and the Jiaolong Spirit L.L.C. The Company did not commence operations until the purchase of the L.L.C.s. Subsequently, the Company has acquired additional vessels from related and non-related parties.

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

These financial statements were authorized for issue by the Company’s Board of Directors on March 17, 2017. The Company has evaluated subsequent events through this date.

2.	Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when they transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company expects that the adoption of ASU 2014-09 will result in a change in the method of recognizing revenue from voyage charters, whereby the Company’s method of determining proportional performance will change from discharge-to-discharge to load-to-discharge. This will result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. This change will result in revenue being recognized later in the voyage which may cause additional volatility in revenue and earnings between periods for vessels in transit at period ends. The Company is in the process of validating aspects of its preliminary assessment of ASU 2014-09, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company does not expect the adoption of this new accounting guidance will have a material impact on the results of operations and financial position of the Company.

3.	Significant Accounting Policies

Acquisitions

The consolidated financial statements include the operations of an acquired business after the completion of the acquisition. Acquired businesses are accounted for using the acquisition method of accounting, which requires, among other things, that most assets are acquired and liabilities assumed to be recognized at their estimated fair values as of the acquisition date. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired would be recorded as goodwill.

Cash and cash equivalents

The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2016 (December 31, 2015—nil).

Vessels and equipment

The acquisition costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized. All other pre-delivery costs required to obtain the expected service potential of the vessel over its estimated useful life are expensed as incurred.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is capitalized and depreciated over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.

Generally, the Company dry docks each vessel every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis over their estimated useful life, which typically is from the completion of a dry docking or

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

intermediate survey to the estimated completion of the next dry docking. The Company includes in capitalized dry docking those costs incurred as part of the dry dock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets. When significant dry docking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original dry docking cost is expensed in the month of the subsequent dry docking.

Dry-docking activities for the years ended December 31, 2016 and 2015 and the period from the date of incorporation January 10, 2014 to December 31, 2014 are summarized as follows:

	Year ended December 31, 2016 $	Year ended December 31, 2015 $	Date of Incorporation January 10, 2014 to December 31, 2014 $
Balance at beginning of the period	13,699	14,994	—
Cost incurred for dry docking	819	6,573	15,911
Dry-docking amortization	(3,583)	(4,046)	(917)
Vessels held for sale	—	(3,822)	—

Balance at end of the year	10,935	13,699	14,994

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life for vessels of 25 years.

Vessels and equipment that are held and used are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is written down to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company.

Debt issuance costs

Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct deduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense. If there is no recognized debt liability, the debt issuance costs are deferred and presented as other non-current assets.

Income taxes

The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Company’s financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

The Company has incurred no income taxes for the period from date of incorporation January 10, 2014 to December 31, 2016. The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands and qualify for the Section 883 exemption for U.S. federal income tax purposes.

Repurchase of Common Stock

The Company accounts for repurchases of Common Stock by reducing Common Stock and additional paid in capital by the carrying value of the stock repurchased and the difference between the repurchase price and the carrying value of the stock repurchased is allocated to retained earnings (deficit).

Stock purchase warrants

The Company has issued warrants to purchase shares of its Common Stock. Warrants have been accounted for as equity with a nominal value.

Operating revenues and expenses

Revenues and voyage expenses of the vessels operating in a pooling arrangement are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula generally allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense recognition principles stated above are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distributing net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in pool receivables from affiliates.

The Company recognizes revenue from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off hire. When the time charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenues when the contingency is resolved. All revenues from voyage charters are recognized on a proportional performance method. The Company uses a discharge-to-discharge basis in determining the proportional performance for all spot voyages. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses under voyage charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under voyage charters and for vessels which earn net pool revenue. Voyage expenses and vessel operating expenses are recognized when incurred.

The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off hire. When the time charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenues when the contingency is resolved.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

Currency translation

The Company’s functional currency is the U.S. dollar. Transactions involving other currencies are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in other expenses in the accompanying consolidated statements of income (loss).

Earnings (loss) per common share

The computation of basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the exercise of all dilutive stock purchase warrants using the treasury stock method. The computation of diluted loss per share does not assume warrants are exercised.

4.	Long-Term Debt

	December 31, 2016 $	December 31, 2015 $
Revolving Credit Facilities due through 2020	236,917	348,608
Term Loan due through 2021	129,217	141,115
Term Loan due June 30, 2016	—	96,450

Total principal	366,134	586,173
Less unamortized debt issuance costs	(3,133)	(4,738)

Total debt	363,001	581,435
Less current portion	(38,061)	(143,685)

Long-term portion	324,940	437,750

As of December 31, 2016, the Company had two revolving credit facilities available, which, as at such date, provided for borrowings of up to a maximum of $311.7 million (December 31, 2015—$373.6 million), of which $236.9 million was drawn (December 31, 2015—$348.6 million available and fully drawn). Interest payments are based on LIBOR plus margins. At December 31, 2016, the margin was 3.38% (December 31, 2015—3.00%). The margin ranges from 2.75% to 3.50%, depending on the fair market value of the vessels provided as collateral relative to the amount drawn on the credit facilities. The two credit facilities are collateralized by first-priority mortgages on 14 (December 31, 2015—14) of the Company’s vessels. At December 31, 2016 the total amount available under the credit facilities reduces by $36.9 million (2017), $36.9 million (2018), $143.7 million (2019), and $94.2 million (2020). The credit facilities contain a covenant that requires the Company to maintain a free liquidity of not less than the lower of (i) $25.0 million and (ii) $2.0 million per vessel owned as long as the number of vessels owned by the Company is less than 25. If the Company owns 25 or more vessels, the covenant requires the Company to maintain a free liquidity of the aggregate of (i) $25.0 million and (ii) $1.3 million multiplied by the number of vessels owned by the Company in excess of 25. The Company is also required to maintain a minimum capitalization ratio, a minimum level of tangible net worth and a minimum ratio of net income before interest and certain non-cash items to interest expense. As at December 31, 2016, the Company was in compliance with all its covenants in respect of these credit facilities.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

As of December 31, 2016, the Company had one term loan outstanding with an outstanding balance of $129.2 million (December 31, 2015—$141.1 million) (the Term Loan), repayable by 2021. Of this amount, $52.0 million bears interest at LIBOR plus a margin of 0.50% and the remaining $77.2 million bears interest at a fixed rate of 5.37% (December 31, 2015—$54.0 million and $87.1 million, respectively). The loan is collateralized by four of the Company’s vessels, together with other related security. In addition, the loan requires Teekay (the Guarantor) to maintain a minimum liquidity (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at December 31, 2016, Teekay was in compliance with all their covenants in respect of the Term Loan.

As of December 31, 2015 the Company had a term loan with an outstanding balance of $96.5 million, repayable by June 30, 2016. The loan along with the related interest costs were repaid in full in the first quarter of 2016. The loan bore interest at LIBOR plus a margin of 2.50% and was collateralized by two of the Company’s vessels which were sold in the first quarter of 2016.

The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2016 and December 31, 2015 was 4.11% and 3.42%, respectively, excluding the guarantee fee paid to Teekay (see note 8e). The aggregate annual principal repayments required to be made by the Company subsequent to December 31, 2016 are $38.1 million (2017), $39.6 million (2018), $116.3 million (2019), $91.6 million (2020), and $80.5 million (2021).

5.	Other Long-Term Liabilities

The Company recognizes freight tax expenses in other expenses in its consolidated statements of income (loss). The Company does not presently anticipate its uncertain estimated tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

The following is a roll-forward of the Company’s freight tax liabilities which are recorded in the consolidated balance sheets in other long-term liabilities for the years ended December 31, 2016 and 2015:

	Year ended December 31, 2016 $	Year ended December 31, 2015 $	Date of Incorporation January 10, 2014 to December 31, 2014 $
Balance of unrecognized tax liabilities at beginning of period	2,789	626	—
Changes for positions taken in prior years	144	49	—
Increases for positions related to the current year	2,485	2,114	626

Balance of unrecognized tax liabilities as at December 31	5,418	2,789	626

The remainder of the amounts recorded in other expenses in the consolidated statements of income (loss) relate to foreign exchange gains and losses.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

6.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents—The fair value of the Company’s cash and cash equivalents approximates its carrying amounts in the accompanying consolidated balance sheet.

Long-term debt—The fair value of the Company’s fixed-rate and variable-rate long-term debt is based on estimates using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value.

		December 31, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Cash and cash equivalents	Level 1	35,073	35,073	43,420	43,420
Long-term debt, including current portion	Level 2	(363,001)	(363,703)	(581,435)	(582,511)

7.	Capital Stock and Warrants

Tanker Investments Ltd. was incorporated on January 10, 2014. The authorized capital stock of Tanker Investments Ltd. is 400,000,000 shares of Common Stock, with a par value of $0.001 per share and 100,000,000 shares of Preferred Stock, with a par value of $0.001 per share. Two Series of Preferred Stock have been created, Series A-1 Preferred and Series A-2 Preferred (collectively Series A Preferred shares). The authorized number of Series A-1 Preferred shares and Series A-2 Preferred shares is one share for each series.

As long as Teekay and its affiliates retain a minimum aggregate beneficial ownership of 5.0 million shares of Common Stock, then the holder of the Series A-1 Preferred share and the holder of the Series A-2 Preferred share, each voting as a single class, shall be entitled to each elect one member of the Company’s Board of Directors. At every meeting of the shareholders of the Company, each holder of Common Stock shall be entitled to one vote in person or by proxy for each share of Common Stock standing in such holder’s name on the transfer books of Tanker Investments Ltd., in connection with the election of directors and all other matters submitted to a vote of shareholders.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restrictions contained in the Company’s Articles of Incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. The holders of the Common Stock are entitled to share pro rata in any dividends that the Board of Directors may declare on the Common Stock from time to time out of funds legally available for dividends. In the event a share dividend is paid, dividends may be declared and paid in cash, shares or other property of the Company. The Series A Preferred shares are not entitled to any dividends or distributions.

Upon the occurrence of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of the Series A Preferred shares shall be entitled, with respect to the shares of Series A Preferred, out of the assets of the Company or proceeds thereof available for distribution to shareholders of the Company, after satisfaction of all liabilities, if any, to creditors of the Company, an amount equal to $0.01 per share. The holders of the Series A Preferred shares shall not be entitled to any other amounts from the Company upon or in respect to the Series A Preferred shares, and the payment in full of such liquidating payment with respect to any share of Series A Preferred shall be a payment in redemption of such share such that, from and after payment of such liquidating payment, any such share of Series A Preferred shall no longer be outstanding. After payment in full of the amounts, if any, required to be paid to the Corporation’s creditors and the holders of Preferred Stock, the remaining assets and funds of the Company shall be distributed pro rata to the holders of Common Stock.

During January 2014, the Company issued 25.0 million shares of Common Stock, 1 Series A-1 Preferred share, 1 Series A-2 Preferred share and stock purchase warrants entitling the holders to purchase, in aggregate, up to 1.5 million shares of Common Stock, in exchange for gross proceeds of $250.0 million (or the Equity Offering). The Company incurred approximately $6.4 million of costs associated with the Equity Offering.

The stock purchase warrants entitle the holders to purchase, in aggregate, up to 1.5 million shares of Common Stock at a fixed price of $10.00 per share, which price was equivalent to 61.67 Norwegian Kroner (or NOK) on the date the warrants were issued. Alternatively, if the Common Stock trades on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, the holders may also exercise the stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. This procedure reduces the number of shares that would be issued by the Company from a cash exercise of all vested warrants and instead has the Company issue a number of shares, valued at their prevailing NOK market price, that is equal in value to the net gain to the warrant holder that would have resulted from exercising those warrants for 61.67 NOK and immediately selling the exercise shares at that prevailing NOK market price. The stock purchase warrants expire on January 23, 2019. For purposes of vesting, the stock purchase warrants are divided into four equally sized tranches. If the Common Stock trades on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner each tranche will vest and become exercisable when and if the fair market value of a share of the Common Stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK for such tranche for any ten consecutive trading days in which there is a cumulative trading volume of at least NOK 12.333 million. The stock purchase warrants will automatically and fully vest and become exercisable immediately prior to (a) certain mergers or consolidations involving the Company, (b) the sale or other disposition of all or substantially all of the Company’s assets or (c) the acquisition by a person, entity or affiliated group (other than Teekay, Teekay Tankers or any of their affiliates) of over 50% of the then outstanding shares of Common Stock. At December 31, 2016, the first two tranches of the stock purchase warrants had vested.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

On March 21, 2014, the Company issued 13.4 million shares of Common Stock in exchange for gross proceeds of $172.0 million, in connection with the Company’s initial public offering and listing of the Company’s shares of Common Stock on the Oslo Stock Exchange (or the IPO). The Company incurred approximately $7.5 million of costs associated with the IPO.

On October 27, 2014, the Company had announced that its Board of Directors had authorized the repurchase of up to $30.0 million of its Common Stock in the open market. On September 27, 2015, the Company announced the Board of Directors had authorized a $30.0 million upsize to the share repurchase program, increasing the total amount authorized to $60.0 million. On February 8, 2016, the Company announced that the Board of Directors had authorized a new share repurchase program for the repurchase of a further $60.0 million of the Company’s Common Stock. In aggregate as at December 31, 2016, the Company had repurchased 8.1 million shares of its Common Stock for $87.6 million. (December 31, 2015—4.8 million shares for $55.8 million). On July 26, 2016, the 8.1 million shares repurchased by the Company, held in Treasury, were canceled. As at December 31, 2016, the Company does not hold any shares of Common Stock in treasury (December 31, 2015—4.8 million).

In July 2014, a total of 17,172 shares of Common Stock, with an aggregate value of $0.2 million, were granted to the Company’s non-management directors as part of their annual compensation for 2014. In March 2015, a total of 19,320 shares of Common Stock, with an aggregate value of $0.2 million, were granted to the Company’s non-management directors as part of their annual compensation for 2015. In May 2016, a total of 25,844 shares of Common Stock, with an aggregate value of $0.2 million, were granted to the Company’s non-management directors as part of their annual compensation for 2016. These shares were issued from the 400,000,000 shares of Common Stock authorized under Tanker Investments Ltd.’s articles of incorporation.

As at December 31, 2016, Teekay owned 2.5 million shares of Common Stock, 1 Series A-1 Preferred share and a stock purchase warrant entitling it to purchase, in aggregate, up to 0.75 million shares of Common Stock. As at December 31, 2016, Teekay Tankers owned 3.4 million shares of Common Stock, 1 Series A-2 Preferred share and a stock purchase warrant entitling it to purchase, in aggregate, up to 0.75 million shares of Common Stock. Teekay Tankers is a controlled subsidiary of Teekay.

8.	Related Party Transactions, Commitments and Contingencies

a)	On January 23, 2014, the Company entered into a share purchase agreement with Teekay to acquire four single-ship wholly-owned subsidiaries (or the L.L.C.s), each of which owns one 2009-built Suezmax tanker and is a borrower under a term loan. The L.L.C.s consist of the Dilong Spirit L.L.C., Shenlong Spirit L.L.C., Tianlong Spirit L.L.C. and the Jiaolong Spirit L.L.C. (the Suezmax LLCs). The acquisition was completed on February 28, 2014, with a final price of $11.0 million consisting of $163.2 million for the vessels, $10.9 million for working capital less $163.1 million for the Term Loan. The purchase price of $11.0 million was paid on April 15, 2014. Prior to the acquisition on February 28, 2014, $75.0 million of amounts due to Teekay and its subsidiaries from the L.L.C.s were converted to equity of the L.L.C.s. The conversion was a condition under the share purchase agreement as the L.L.C.s were to be debt free except for the Term Loan prior to the transfer.

For accounting purposes the acquisition by the Company of the L.L.C.s represented the acquisition of a business, with assets and liabilities being recorded by the Company on February 28, 2014 based on

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

estimates of fair value. The following table summarizes the final allocation of the purchase price for the fair values of the assets acquired and liabilities assumed at the acquisition date.

As at February 28, 2014 $
Pool receivables from affiliates, net	12,600
Accounts receivable, prepaid expenses and other current assets	1,224
Vessels and equipment	163,200
Other non-current assets	627

Total assets acquired	177,651

Accounts payable and accrued liabilities	3,460
Long-term debt	163,146

Total liabilities assumed	166,606

Net assets acquired	11,045

Cash consideration	11,045

The operating results of the L.L.C.s are reflected in the Company’s consolidated financial statements from February 28, 2014, the effective date of acquisition. From date of incorporation January 10, 2014 to December 31, 2014 the Company recognized $21.1 million of net voyage revenue and $2.1 million of net loss, resulting from this acquisition.

b)	On May 8, 2014, the Company entered into a share purchase agreement with Teekay Tankers Ltd. to acquire two single-ship wholly-owned subsidiaries (the VLCCs) each of which owns one 2009-built Very Large Crude Carrier (or VLCC), in exchange for $155.7 million, which consists of $154.0 million for the vessels, and $1.7 million for working capital. The Company paid $154.0 million in cash on May 9, 2014 and the remainder of the purchase price was paid to Teekay Tankers on July 25, 2014. The VLCCs consist of the Alpha VLCC L.L.C. and Beta VLCC L.L.C., which own the Hemsedal Spirit and Voss Spirit, respectively.

For accounting purposes, the acquisition by the Company of the VLCCs represented the acquisition of a business, with assets and liabilities being recorded by the Company on May 9, 2014 based on estimates of fair value. The following table summarizes the final allocation of the purchase price for the fair values of the assets acquired and liabilities assumed at the acquisition date.

As at May 9, 2014 $
Accounts receivable, prepaid expenses and other current assets	3,215
Vessels and equipment	154,000

Total assets acquired	157,215

Accounts payable and accrued liabilities	1,557

Total liabilities assumed	1,557

Net assets acquired	155,658

Cash consideration	155,658

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

The operating results of the VLCCs are reflected in the Company’s consolidated financial statements from May 9, 2014, the effective date of acquisition. From date of incorporation January 10, 2014 to December 31, 2014 the Company recognized $9.6 million of net voyage revenue and $0.9 million of net income, resulting from this transaction.

c)	Teekay acquired the Suezmax LLCs (note 8(a)) prior to the Company’s date of incorporation January 10, 2014. Teekay Tankers acquired the VLCCs (note 8(b)) on March 21, 2014. The following table shows comparative summarized consolidated pro forma financial information for the Company for the period from January 10, 2014 to December 31, 2014, giving effect to the Company’s acquisitions of the Suezmax LLCs and VLCCs as if they had taken place on January 10, 2014, and March 21, 2014, respectively.

Pro Forma January 10, 2014 to December 31, 2014 $
Net voyage revenues	37,706
Net income	326
Earnings per common share
- Basic	0.01
- Diluted	0.01

d)	The Jiaolong Spirit Suezmax tanker had a damaged auxiliary generator when it was delivered to the Company. Teekay agreed to indemnify the Company for any related lost net profits and repair costs, estimated to be $0.3 million, pursuant to the share purchase agreement. For the period from date of incorporation January 10, 2014 to December 31, 2014, the Company has recognized $0.3 million of net pool revenue resulting from this agreement.

e)	Teekay is a guarantor to the borrowers’ obligations under the Term Loan. The Company has agreed to pay to Teekay an annual guarantee fee of 0.25% of the outstanding balance under the Term Loan as consideration for Teekay’s continuing guarantee. The Company has also agreed to indemnify Teekay for any losses Teekay suffers for claims made against it pursuant to the guarantee. As a guarantor under the Term Loan, Teekay is required to maintain certain financial covenants. A breach by Teekay of its financial covenants would constitute an event of default under the Term Loan. The guarantee fee was $0.3 million, $0.4 million and $0.3 million for the years ended December 31, 2016 and 2015, and the period from date of incorporation January 10, 2014 to December 31, 2014, respectively. The balance of the Term Loan was $129.2 million, $141.1 million and $152.9 million at December 31, 2016, December 31, 2015 and December 31, 2014, respectively.

f)	On January 23, 2014, Teekay transferred to the Company binding purchase agreements relating to the acquisition from a third party of four Aframax tankers. The four vessels were delivered between April and June 2014. The purchase price for the four vessels was an aggregate of $116.0 million. These vessels were delivered free of any charters. The Company had further been granted a right of first refusal to purchase two additional Aframax tankers from the same seller, which expired unexercised in January 2015.

g)

The Company has entered into a non-competition agreement (the Non-Competition Agreement) with Teekay and Teekay Tankers, in which the Company has agreed that until January 2029, no member of the Company shall (a) own, lease, operate or charter any (i) dynamically-positioned shuttle tanker,

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

(ii) floating storage and offtake unit, (iii) floating production, storage and offloading unit or (iv) liquefied natural gas or liquefied petroleum gas carrier or (b) engage in or acquire or invest in any business (each a Restricted Business) that owns, leases, operates or charters any such shuttle tanker, unit or carrier; provided, however, that the acquisition of up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded entity that engages in a Restricted Business is permitted. This provision of the Non-Competition Agreement automatically terminates, expires and has no further force and effect on the date that Teekay and its affiliates no longer retain beneficial ownership of at least (a) an aggregate of 5,000,000 Shares, so long as Teekay and Teekay Tankers remain affiliates, or (b) 2,500,000 Shares, if Teekay and Teekay Tankers no longer are affiliates.

h)

Under a comprehensive, long-term management agreement (the Management Agreement), Teekay Tankers Management Services Ltd. (the Fleet Manager), an affiliate of Teekay and as the exclusive manager, is responsible for providing the Company with commercial management services for vessels not in a pooling arrangement ($350 per vessel per day plus 1.25% of the gross revenue attributable to the vessel), ship management services ($21,400 per vessel per month), corporate services ($822 per vessel per day) and transaction services for buying, constructing or selling vessels (1% of transaction price). Subject to certain termination rights, the initial term of the Management Agreement ends in January 2029. Compensation for certain of the services provided for under the Management Agreement are adjustable in future periods based on changes to inflation indexes and market rates. In addition, the Company and the Fleet Manager intend that all of the Company’s Suezmax, Aframax and VLCC tankers participate in commercial pooling arrangements managed by affiliates of Teekay. Pursuant to the pooling agreement in respect of the Suezmax vessels in the Gemini Tankers Suezmax Pool, the pool operator provided certain commercial services to the pool participants and administered the pool in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day of $325. During the fourth quarter of 2015, following a decision by the owners of the Gemini Tankers Suezmax Pool to dissolve this pooling arrangement, the Company’s Suezmax vessels that were previously commercially managed under Gemini Tankers Suezmax Pool were transitioned to be commercially managed under a new Teekay Suezmax revenue sharing arrangement (or RSA) pooling arrangement. Under the Teekay Suezmax RSA pooling arrangement, the pool operator provides commercial services to the pool participants and administers the pool in exchange for a fee currently equal to 1.25% of gross revenues attributable to each pool participant’s vessels and a fixed amount of per vessel per day of $350. According to the pooling agreement in respect of the Aframax RSA, the pool operator provides certain commercial services to the pool participants and administers the pool in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day of $350. According to the pooling agreement in respect of the Taurus RSA Pool, the pool operator provides certain commercial services to the pool participants and administers the pool in exchange for a fee currently equal to 1.25% on all gross freights paid to each pool participant’s vessels and a fixed amount per vessel per day of $275. According to the pooling agreement in respect of the VLCC RSA, the pool operator provides certain commercial services to the pool participants and administers the pool in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

participant’s vessels and a fixed amount per vessel per day of $350. Amounts incurred by the Company for such services for the periods indicated below were as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Date of Incorporation January 10, 2014 to December 31, 2014 $
Voyage expenses—commercial management services	5,184	5,607	2,563
Vessel operating expenses—ship management services	4,768	4,185	2,464
General and administrative— corporate services	5,436	4,885	2,676
Vessels and equipment— transaction services	1,550	3,150	4,507

The amounts owing from the pool managers, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the pool agreement. In addition, the Company had advanced $20.5 million and $25.3 million as at December 31, 2016 and December 31, 2015, respectively, to the pool managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances are repayable to the Company when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. These amounts owing, which are reflected in the consolidated balance sheets as due from affiliates, are without interest.

i)	As at December 31, 2016 and December 31, 2015, $1.8 million and $3.0 million, respectively, was payable to a subsidiary of Teekay for reimbursement of crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities on the consolidated balance sheets. As at December 31, 2016, and December 31, 2015, $1.6 million and $2.9 million, respectively, was advanced to a subsidiary of Teekay to cover future non-manning vessel operating costs and such amounts are included in prepaid expenses and other current assets on the consolidated balance sheets.

j)	On June 11, 2015, one of Tanker Investments’ VLCC vessels, the Hemsedal Spirit, was struck by Tokitsu Maru, a crude oil tanker owned by a third party, while safely anchored at Fujirah Anchorage. At the time of the incident, the Hemsedal Spirit had no cargo on board. There were no injuries to personnel or pollution to sea, however the vessel was damaged as a result of the collision and went off hire. Damages to the vessel were covered by insurance and the Company paid a deductible of $0.3 million. The vessel was repaired and it resumed trading on June 30, 2015. As at December 31, 2015, the Company was seeking damages for vessel repairs and other costs associated with the incident. In October 2016, the Company received a loss-of-hire claim payment of $0.7 million and an insurance claim payment of $0.3 million as settlement.

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

9.	Earnings Per Share

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Date of Incorporation January 10, 2014 to December 31, 2014 $
Income (loss) attributable to stockholders’ of Tanker Investments Ltd.	31,130	75,798	(3,120)

Weighted average number of common shares	30,956,253	36,697,394	34,279,507
Dilutive effect of warrants	80,866	564,208	—

Common Stock and Common Stock equivalents	31,037,119	37,261,602	34,279,507

Earnings (loss) per common share:
• Basic	1.01	2.07	(0.09)
• Diluted	1.00	2.03	(0.09)

For the years ended December 31, 2016 and 2015, warrants to acquire 1.5 million shares of Common Stock had a dilutive effect on the calculation of diluted income per common share. In periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive.

10.	Supplemental Cash Flow Information

a)	The changes in operating assets and liabilities are as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Date of Incorporation January 10, 2014 to December 31, 2014 $
Accounts receivable	5,553	171	(5,172)
Due to and from affiliates and pool receivables from affiliates	24,132	(23,702)	(18,795)
Prepaid expenses and other current assets	1,684	(671)	1,347
Accounts payable	(2,558)	1,739	1,259
Accrued liabilities and other current liabilities	(5,042)	1,020	6,633
Other operating assets and liabilities	—	—	624

Total	23,769	(21,443)	(14,104)

TANKER INVESTMENTS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share amounts)

b)	For the years ended December 31, 2016 and 2015 and the period from date of incorporation January 10, 2014 to December 31, 2014, cash interest paid on long-term debt, totaled $17.1 million, $17.7 million and $6.9 million, respectively.

11.	Business Operations

Significant Customers

The following table presents revenues for customers that accounted for more than 10% of the Company’s consolidated revenues for its sole operating segment during the periods presented.

	Year Ended December 31, 2016 $		Year Ended December 31, 2015 $		Date of Incorporation January 10, 2014 to December 31, 2014 $
Citgo Petroleum Corporation		(1)		(1)	10,268

(1)	Less than 10% of consolidated revenues

Concentration of Credit Risk

There is a concentration of credit risk with respect to the total amounts due from affiliates and pool receivables from affiliates with these amounts being due from affiliates of Teekay as at December 31, 2016 (see note 8h). The Company also relies on Teekay Chartering Ltd., a wholly-owned subsidiary of Teekay, to actively manage and administer all voyage-related functions for vessels on time charter contracts, and trading in the Teekay Aframax Pool (a vessel pooling arrangement of Aframax tankers), the Teekay Suezmax RSA pooling arrangement (a vessel pooling arrangement of Suezmax tankers), the Taurus RSA Pool (a vessel pooling arrangement of product tankers).

12.	Sale of vessels

During the year ended December 31, 2016, the Company sold two 2010-built VLCCs, the Hemsedal Spirit and Voss Spirit, for net proceeds of $151.5 million and recognized a $1.2 million gain related to the sale of these vessels. As of December 31, 2015, these two vessels were classified as held for sale.

13.	Subsequent Events

Subsequent events have been evaluated through March 17, 2017, the date the consolidated financial statements were issued. No significant events occurred subsequent to the balance sheet date but prior to March 17, 2017, that would have a material impact on the audited consolidated financial statements.

Appendix A

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 31, 2017

between

TEEKAY TANKERS LTD.,

ROYAL 2017 LTD.

and

TANKER INVESTMENTS LTD.

A-i

(continued)

A-ii

(continued)

Page
Section 11.10	Counterparts; Effectiveness	A-50
Section 11.11	Entire Agreement	A-50
Section 11.12	Severability	A-50
Section 11.13	Specific Performance	A-51
Section 11.14	Headings	A-51
Section 11.15	Construction	A-51
Section 11.16	Binding Effect; Benefit; Assignment	A-51

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 31, 2017 (this “Agreement”), between Teekay Tankers Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TNK”), Royal 2017 Ltd., a corporation incorporated in the Republic of the Marshall Islands and a direct wholly owned subsidiary of TNK (“Merger Sub”), and Tanker Investments Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TIL”). TNK, Merger Sub and TIL are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Parties wish to merge Merger Sub with and into TIL (the “Merger”), with TIL continuing as the surviving company and a direct wholly owned subsidiary of TNK, in accordance with the applicable provisions of the Business Corporations Act of the Republic of the Marshall Islands (the “Marshall Islands Act”);

WHEREAS, the Parties desire for U.S. federal income Tax purposes that the Merger qualify as a tax-free reorganization in accordance with Section 368(a) of the Code, and that this Agreement constitute a “plan of reorganization” within the meaning of Section 368(a) of the Code;

WHEREAS, the Special Committee (the “Special Committee”) of the board of directors of TIL (the “TIL Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and advisable to, and in the best interests of, the shareholders of TIL (other than TNK and its Affiliates) (the “Unaffiliated TIL Shareholders”), (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended to the TIL Board that the TIL Board (A) approve this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (B) recommend to the TIL shareholders that the TIL shareholders approve this Agreement;

WHEREAS, upon receipt of such approval and recommendation of the Special Committee, at a meeting duly called and held, the TIL Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and advisable to, and in the best interests of, the Unaffiliated TIL Shareholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement and the Merger be submitted to a vote of the TIL shareholders, and (iv) recommended to the TIL shareholders that the TIL shareholders approve this Agreement; and

WHEREAS, the board of directors of TNK (the “TNK Board”) has unanimously (i) determined that the Merger is fair and advisable to, and in the best interests of, TNK and the shareholders of TNK, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and an amendment to the Amended and Restated Articles of Incorporation of TNK (the “TNK Charter”) to increase the number of authorized shares of (1) TNK capital stock from 400,000,000 shares to 600,000,000 shares and (2) TNK Class A Common Stock from 200,000,000 shares to 400,000,000 (the “Charter Amendment”), (iii) directed that the Charter Amendment be submitted to a vote of the TNK shareholders; and (iv) recommended to the TNK shareholders that the TNK shareholders approve the Charter Amendment; and

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to TNK’s and TIL’s willingness to enter into this Agreement, Teekay Corporation, a Marshall Islands corporation (“Teekay”), has entered into a Voting and Support Agreement (the “Voting and Support Agreement”), providing that, among other things, subject to the terms and conditions set forth therein, Teekay and its Subsidiaries will support the Merger and the other transactions contemplated hereby, including by (i) voting the shares of TIL Common Stock beneficially owned by Teekay and its Subsidiaries in favor of the approval of this Agreement, and (ii) voting the shares of TNK Common Stock beneficially owned by Teekay and its Subsidiaries in favor of Charter Amendment.

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Certain Definitions.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Acquisition Proposal” means any offer, proposal or indication of interest by a Third Party relating to any transaction or series of transactions involving (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of a Party and its Subsidiaries, assets of a Party and/or any of its Subsidiaries that generated, individually or in the aggregate, 15% or more of the consolidated net income or revenues of such Party for the then most recently completed four quarter period, or 15% or more of any class of equity or voting securities of a Party or any one or more of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such Party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party beneficially owning 15% or more of any class of equity or voting securities of a Party or any one or more of its Subsidiaries whose assets (or net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the most recently completed four quarter period) of such Party, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving a Party or any of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such Party.

“Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise, provided, however, that (a) TNK, Teekay and their Subsidiaries shall not be considered Affiliates of TIL or any of its Subsidiaries and (b) TIL and its Subsidiaries shall not be considered Affiliates of TNK, Teekay or any of their Subsidiaries.

“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York are authorized or required by applicable Law to close, provided that any day that the Registrar of Corporations of the Republic of the Marshall Islands is not accepting filings shall not be a “Business Day”.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

“Environmental Laws” means applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines relating to the protection of the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Equitable Exceptions” means the extent to which the enforceability of a Contract may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity.

“ERISA” means Title IV of the U.S. Employee Retirement Income Security Act of 1974.

“Exchange Ratio” means 3.3.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Republic of the Marshall Islands, Bermuda and Norway), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization (including, for the avoidance of doubt, the NYSE and OSE).

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any applicable Law.

“Indebtedness” means, with respect to any Person, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (ii) commitments of such Person for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (iii) liability of such Person with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (iv) responsibility or liability of such Person directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing of another Person.

“Knowledge of TIL” or any similar phrase means the actual knowledge of the following persons after reasonable inquiry: William Hung, Scott Gayton and Adrian Dirassar.

“Knowledge of TNK” or “Known by TNK” or any similar phrase means the actual knowledge of the following persons after reasonable inquiry: Kevin Mackay, Vincent Lok, Art Bensler, William Hung, Scott Gayton and Adrian Dirassar.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other similar adverse claim or encumbrance of any kind in respect of such property or asset.

“Management Agreement” means the Management Agreement, dated as of January 23, 2014, between TIL and Teekay Tankers Management Services Ltd (“TTMS”).

“Manager” means TTMS or any assignee, successor or designee of TTMS performing the services contemplated or required under the Management Agreement.

“Maritime Guidelines” means any United States, international or non-United States (including the Republic of the Marshall Islands and Bermuda) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a vessel, and to which a vessel is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such vessel’s classification society or the insurer(s) of such vessel.

“Newbuildings” means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, a Party or any of its Subsidiaries.

“NYSE” means the New York Stock Exchange.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“OSE” means the Oslo Stock Exchange.

“Permitted Liens” means (i) Liens disclosed on the TIL Balance Sheet or the TNK Balance Sheet, as the case may be, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the TIL Balance Sheet or the TNK Balance Sheet, as the case may be), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, (v) other liens, charges and encumbrances incidental to the conduct of the business of TIL or TNK, as the case may be, or the ownership of any such Person’s property and assets and which do not in the aggregate materially detract from the value of each such party’s property or assets or materially impair the use thereof in the operation of its business or (vi) Liens disclosed in the TNK SEC Documents or the TIL OSE Documents, as applicable.

“Person” means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors and other representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity (whether recognized by statute or under the common law) (i) of which such Person or a Subsidiary of such Person is the general partner or managing member or (ii) of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the shares or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person, provided, however, that, in the case of clauses (i) and (ii), for the avoidance of doubt, TIL and its Subsidiaries shall not be considered Subsidiaries of Teekay or TNK.

“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local and foreign income, profits, tonnage, franchise, gross receipts, environmental, customs duty, share capital, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Termination Fee” means the TIL Termination Fee or the TNK Termination Fee, as applicable.

“Third Party” means any person, including any person or group of persons as such terms are defined and used in Section 13 of the 1934 Act, other than TIL, TNK, Teekay or any of their respective Affiliates.

“TIL Acceptable Confidentiality Agreement” means a confidentiality agreement on terms that are no less favorable in the aggregate to TIL as determined by TIL in good faith than those contained in the March 21 Confidentiality Agreement (which agreement need not contain standstill provisions), provided, however, that any such TIL Acceptable Confidentiality Agreement may not contain provisions that prohibit TIL from complying with the provisions of Section 6.4.

“TIL Acquisition Proposal” means an Acquisition Proposal related to TIL.

“TIL Common Stock” means common stock of TIL, par value $0.001 per share.

“TIL Companies” means TIL and its Subsidiaries (and a “TIL Company” shall mean any of the foregoing).

“TIL Companies Organizational Documents” means, collectively, the TIL Organizational Documents and the organizational documents of each of TIL’s Subsidiaries.

“TIL Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by TIL to TNK.

“TIL Interested Party Transaction” means any Contract or legally binding arrangement between any TIL Company, on the one hand, and any current or former officer or director of any TIL Company or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owners of any equity or equity-linked securities in any TIL Company or any of such owner’s Affiliates, on the other hand.

“TIL Material Adverse Effect” means a material adverse effect on the financial condition, business, assets (including TIL Vessels, save for ordinary wear and tear), liabilities or results of operations of the TIL Companies, taken as a whole, excluding any effect resulting from (A) changes in applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the TIL Companies operate, (D) acts of war, sabotage or terrorism or natural disasters, (E) any failure by TIL or its Subsidiaries to meet any internal or external projections, budgets, guidance, forecasts, estimates of revenues or earnings by TIL or its Subsidiaries or analysts (provided that the exception in this clause (E) shall not prevent the underlying facts giving rise or contributing to such failure or decrease from being taken into account in determining whether a TIL Material Adverse Effect has occurred), (F) any change in the market price, credit rating or trading volume of shares of TIL Common Stock for any period ending on or after the date of this Agreement (provided that the exception in this clause (F) shall not prevent the underlying facts giving rise or contributing to such change from being taken into account in determining whether a TIL Material Adverse Effect has occurred), (G) the announcement, pendency or consummation of the transactions contemplated by this Agreement; (H) any action taken, or the failure to take action, in each case, to which TNK has requested; or compliance with the terms of, or the taking of any action expressly permitted or expressly required by, this Agreement; or the failure to take any action because it is prohibited by this Agreement or the Management Agreement, or (I) the performance by the Manager, or the failure of the Manager to perform its obligations, under the Management Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect the TIL Companies, taken as a whole, relative to other entities operating in the industry in which the TIL Companies operate.

“TIL Vessels” means the vessels (i) owned by any TIL Company (“TIL Owned Vessels”) or (ii) chartered-in by any TIL Company pursuant to charter arrangements.

“TIL Warrants” mean, collectively, the TIL warrants to purchase or acquire shares of TIL Common Stock, which warrants were issued by TIL to each of Teekay Holdings Limited and TNK pursuant to those certain Warrants dated January 23, 2014.

“TNK Acceptable Confidentiality Agreement” means a confidentiality agreement on terms that are no less favorable in the aggregate to TNK as determined by TNK in good faith than those contained in the May 2 Confidentiality Agreement (which agreement need not contain standstill provisions), provided, however, that any such TNK Acceptable Confidentiality Agreement may not contain provisions that prohibit TNK from complying with the provisions of Section 6.5.

“TNK Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program or (v) share purchase, share option, severance pay, employment, change-in-control, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of any TNK Company or Teekay or any of its Subsidiaries has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by any TNK Company.

“TNK Common Stock” means TNK Class A Common Stock and TNK Class B Common Stock.

“TNK Companies” means TNK and its Subsidiaries (and a “TNK Company” shall mean any of the foregoing).

“TNK Credit Facility Agreements” means (i) the Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016, between TNK, Nordea Bank Finland PLC and the other bank parties thereto and (ii) the Secured Reducing Revolving Loan Facility Agreement dated December 6, 2006 between SPT Explorer LLC, Navigator Spirit LLC, Pinnacle Spirit LLC, Teekay Corporation and Danmarks Skibskredit A/S, as amended and supplemented from time to time.

“TNK Disclosure Documents” means any form, report, schedule, statement or other document required to be filed with or furnished to the SEC by TNK and which is publicly available or distributed or otherwise disseminated by TNK to TNK’s shareholders or TIL’s shareholders in connection with the Merger, including the Joint Proxy Statement/Prospectus.

“TNK Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by TNK to TIL.

“TNK Equity Plan” means the TNK 2007 Long-Term Incentive Plan.

“TNK Material Adverse Effect” means a material adverse effect on the financial condition, business, assets (including TNK Vessels, save for ordinary wear and tear), liabilities or results of operations of the TNK Companies, taken as a whole, excluding any effect resulting from (A) changes in applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the TNK Companies operate, (D) acts of war, sabotage or terrorism or natural disasters, (E) any failure by TNK or its Subsidiaries to meet any internal or external projections, budgets, guidance, forecasts, estimates of revenues or earnings by TNK or its Subsidiaries or analysts (provided that the exception in this clause (E) shall not prevent the underlying facts giving rise or contributing to such failure or decrease from being taken into account in determining whether a TNK Material Adverse Effect has occurred), (F) any change in the market price, credit rating or trading volume of shares of TNK Common Stock for any period ending on or after the date of this Agreement (provided that the exception in this clause (F) shall not prevent the underlying facts giving rise or contributing to such change from being taken into account in determining whether a TNK Material Adverse Effect has occurred), (G) the announcement, pendency or consummation of the transactions contemplated by this Agreement, or (H) any action taken, or the failure to take action, in each case, to which TIL has requested; or compliance with the terms of, or the taking of any action expressly permitted or expressly required by, this Agreement; or the failure to take any action because it is prohibited by this Agreement; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect the TNK Companies, taken as a whole, relative to other entities operating in the industry in which the TNK Companies operate.

“TNK Vessels” means the TNK Owned Vessels and TNK Leased Vessels.

(b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph or Exhibit without reference to a document, such reference is to an Article, Section, paragraph or Exhibit to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (x) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars; and (xi) the word “Subsidiary” when used in this Agreement will be deemed to include a direct or indirect Subsidiary of a Person.

(c) Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Articles of Incorporation	Section 2.1(d)(i)
Articles of Merger	Section 2.1(a)
Blue Sky	Section 7.1(a)
Board Observer	Section 8.10(a)
Board Observer Agreement	Section 8.10(b)
Bylaws	Section 2.1(d)(ii)
Charter Amendment	Recitals
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Expense Cap	Section 11.4(b)
D&O Insurance	Section 8.7(b)
Effective Time	Section 2.1(a)
End Date	Section 10.1(b)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Excluded Share	Section 3.1(a)
HSR Act	Section 4.2(c)
HSR Filings	Section 8.1
Indemnitee	Section 8.7(a)
intentional breach	Section 10.2
Joint Proxy Statement/Prospectus	Section 7.1(a)
March 21 Confidentiality Agreement	Section 6.3
Marshall Islands Act	Recitals
Material TIL Breach	Section 10.1(e)
Material TNK Breach	Section 10.1(d)
May 2 Confidentiality Agreement	Section 6.3
Merger	Recitals
Merger Consideration	Section 3.1(b)
Merger Sub	Preamble
Noncertificated Share	Section 3.1(b)
Party	Preamble
Registration Statement	Section 7.1(a)
Special Committee	Recitals
Surviving Company	Section 2.1(a)
Teekay	Recitals
TIL	Preamble
TIL Adverse Recommendation Change	Section 6.4(a)
TIL Balance Sheet	Section 4.5(a)
TIL Board	Recitals
TIL Board Recommendation	Section 4.2(b)
TIL Financial Advisor	Section 4.10
TIL Intervening Event	Section 6.4(b)(ii)
TIL Notice Period	Section 6.4(b)(iii)
TIL Organizational Documents	Section 4.1
TIL OSE Document	Article IV
TIL Preferred Stock	Section 4.4
TIL Shareholder Approvals	Section 4.2(a)
TIL Shareholders’ Meeting	Section 7.2

TIL Superior Proposal	Section 6.4(d)
TIL Termination Fee	Section 11.4(d)(i)
TNK	Preamble
TNK Adverse Recommendation Change	Section 6.5(a)
TNK Balance Sheet	Section 5.7(a)
TNK Board	Recitals
TNK Board Recommendation	Section 5.2(b)
TNK Charter	Recitals
TNK Class A Common Stock	Section 5.4(a)
TNK Class B Common Stock	Section 5.4(a)
TNK Companies Organizational Documents	Section 5.5(b)
TNK Interested Party Transaction	Section 5.20
TNK Intervening Event	Section 6.5(b)(ii)
TNK Leased Vessels	Section 5.12(a)
TNK Material Contract	Section 5.13(a)
TNK Notice Period	Section 6.5(b)(iii)
TNK Organizational Documents	Section 5.1
TNK Owned Vessels	Section 5.12(a)
TNK Policies	Section 5.17
TNK Preferred Stock	Section 5.4(a)
TNK SEC Documents	Section 5.6(a)
TNK Securities	Section 5.4(b)
TNK Shareholder Approvals	Section 5.2(a)
TNK Shareholders’ Meeting	Section 7.2
TNK Subsidiary	Section 5.5(a)
TNK Subsidiaries Organizational Documents	Section 5.5(b)
TNK Subsidiary Securities	Section 5.5(c)
TNK Superior Proposal	Section 6.5(d)
TNK Termination Fee	Section 11.4(c)(i)
Unaffiliated TIL Shareholders	Recitals
Voting and Support Agreement	Recitals

ARTICLE II

THE MERGER

Section 2.1 The Merger.

(a) The Merger. Subject to the terms and conditions of this Agreement, articles of merger (the “Articles of Merger”) shall be duly prepared and executed by TIL and Merger Sub in accordance with the relevant provisions of the Marshall Islands Act and thereafter delivered to the Registrar of Corporations of the Republic of the Marshall Islands for filing, as provided in the Marshall Islands Act, on or prior to the Closing Date. The Merger shall become effective (the “Effective Time”) upon the acceptance for filing by the Registrar of Corporations of the Republic of the Marshall Islands unless a later effective date and time is specified in the Articles of Merger filed with the Registrar of Corporations of the Republic of Marshall Islands (which date and time is not prior to the Closing and is not later than 30 days after the date the Articles of Merger are filed with the Registrar of Corporations of the Republic of Marshall Islands) as agreed upon in writing by TIL and TNK, in which case the Merger shall become effective at such date and time specified in the Articles of Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall merge with and into TIL, the separate existence of Merger Sub will cease and TIL shall survive and continue its existence under the Marshall Islands Act as the surviving company in the Merger and as a direct wholly owned subsidiary of TNK (as such, the “Surviving Company”).

(b) Closing. Subject to Article IX of this Agreement, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m. Eastern time in New York City at the offices of Vinson & Elkins LLP, 666 Fifth Avenue, 26th Floor, New York, NY 10103-0040 as soon as possible, but in any event no later than three (3) Business Days after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as the Parties may mutually agree. The date on which the Closing actually takes place is referred to as the “Closing Date”.

(c) Effects of the Merger. The Merger will have the effects set forth in this Agreement and the applicable provisions of the Marshall Islands Act. Without limiting the generality of the foregoing and subject thereto, from and after the Effective Time, all the undertaking, rights and property of TIL and Merger Sub shall vest in the Surviving Company and all liabilities and obligations of TIL and Merger Sub shall become the liabilities and obligations of the Surviving Company.

(d) Articles of Incorporation and Bylaws of the Surviving Company.

(i) At the Effective Time, the Amended and Restated Articles of Incorporation of TIL, as in effect immediately prior to the Effective Time, shall become the articles of incorporation of the Surviving Company (the “Articles of Incorporation”), until thereafter changed or amended as provided therein or pursuant to applicable Law. For the avoidance of doubt, the name of the Surviving Company at the Effective Time shall be “Tanker Investments Ltd.”

(ii) At the Effective Time, the Amended and Restated Bylaws of TIL, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Company (the “Bylaws”), until thereafter changed or amended as provided therein or pursuant to applicable Law.

(e) Board of Directors of the Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, serving until their respective successors are duly elected or appointed (as the case may be) and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws.

(f) Officers of the Surviving Company. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, serving until their respective successors are duly elected or appointed (as the case may be) and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws.

ARTICLE III

CONVERSION OF SECURITIES

Section 3.1 Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of TIL, TNK, Merger Sub or the holder of any of the capital stock of TIL, TNK or Merger Sub:

(a) Cancellation of Treasury Shares and TNK Owned Shares. Each share of TIL Common Stock (i) held in the treasury of TIL and (ii) owned by TNK or any Subsidiary of TNK, in each case immediately prior to the Effective Time (each such share of TIL Common Stock referred to in clauses (i) and (ii) above, an “Excluded Share” and, collectively, “Excluded Shares”), shall automatically cease to be outstanding, be canceled without any conversion thereof or payment of any consideration therefor and cease to exist.

(b) Conversion of Shares of TIL Common Stock. Each share of TIL Common Stock (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of validly issued, fully paid and non-assessable shares of TNK Class A Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As of the Effective Time, all such shares of TIL Common Stock shall automatically cease to be outstanding, be canceled and cease to exist, and each noncertificated share of TIL Common Stock (each, a “Noncertificated Share”) (in each case, other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive (i) pursuant to Section 3.2(d), cash in lieu of fractional shares of TNK Class A Common Stock into which such shares of TIL Common Stock have been converted pursuant to this Section 3.1(b) and (ii) any dividend or other distribution payable pursuant to Section 3.2(c).

(c) Effect on TIL Preferred Stock. Each share of TIL Preferred Stock issued and outstanding immediately prior to the Effective Time shall automatically cease to be outstanding, be canceled without any conversion thereof or payment of any consideration therefor and cease to exist. The holders of shares of TIL Preferred Stock shall cease to have any rights with respect to such shares of TIL Preferred Stock. TNK expressly consents to the cancelation and treatment of the TIL Preferred Stock as set forth in this Section 3.1(c).

(d) Effect on TIL Warrants. Each issued and outstanding TIL Warrant that has not been exercised prior to the Effective Time shall automatically cease to be outstanding, be canceled without any conversion thereof or payment of any consideration therefor and cease to exist. The holders of TIL Warrants shall cease to have any rights with respect to such TIL Warrants. TNK expressly consents to the cancelation and treatment of the TIL Warrants as set forth in this Section 3.1(d).

(e) Effect on Merger Sub Common Stock. Each share of common stock of Merger Sub, without par value, issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.001 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding capital stock of the Surviving Company.

Section 3.2 Exchange of Noncertificated Shares.

(a) Exchange Agent. Prior to the Closing Date, TNK shall enter into an agreement or arrangement with such bank, trust company or similar entity reasonably acceptable to TIL which is authorized to exercise corporate trust or stock powers to serve as the exchange agent in connection with the Merger (the “Exchange Agent”). Immediately after the Effective Time, TNK shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of TIL Common Stock (other than Excluded Shares), (i) an aggregate number of shares of TNK Class A Common Stock to be issued as noncertificated shares represented in book-entry form and (ii) an aggregate amount of cash in lieu of any fractional shares payable pursuant to Section 3.2(d), collectively comprising the aggregate amounts required to be delivered in respect of the Merger Consideration pursuant to Section 3.1(b). In addition, TNK shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 3.2(c) with respect to the TNK Class A Common Stock issued pursuant to the Merger with a record and payment date at or after the Effective Time and prior to the exchange of the Noncertificated Shares. All shares of TNK Class A Common Stock and cash, together with the amount of any dividends and distributions, deposited by TNK with the Exchange Agent pursuant to this Section 3.2(a) shall hereinafter be referred to collectively as the “Exchange Fund”.

(b) Exchange Procedures. Each holder of record of one or more Noncertificated Shares of TIL Common Stock (other than Excluded Shares) immediately prior to the Effective Time shall, following the Effective Time, receive in exchange therefor, and TNK shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, (x) the Merger Consideration, in the form of noncertificated book-entry shares representing that number of whole shares of TNK Class A Common Stock which such holder has the right to receive in respect of its Noncertificated Shares (after taking into account all shares of TIL Common Stock then held by such holder), and (y) a check in the amount of (1) any cash in lieu of fractional shares payable pursuant to Section 3.2(d) plus (2) any unpaid dividends or other distributions that such holder has the right to receive pursuant to Section 3.2(c), and the Noncertificated Shares of such holder shall be canceled at the Effective Time. Each Party agrees to cooperate with the other Parties and the Exchange Agent and use reasonable efforts to effectuate the foregoing exchange procedures and the payment and delivery of the Merger Consideration, in each case, pursuant to and in accordance with this Section 3.2(b).

(c) Distributions with Respect to Unexchanged Shares of TIL Common Stock. All shares of TNK Class A Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by TNK in respect of the TNK Class A Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of TNK Class A Common Stock issuable in the Merger pursuant to this Agreement. No dividends or other distributions declared or paid with respect to shares of TNK Class A Common Stock with a record date at or after the Effective Time shall be paid to the holder of a Noncertificated Share until such Noncertificated Share is exchanged in accordance with this Article III. Subject to the effect of applicable Laws, following the exchange of any such Noncertificated Share, there shall be issued and/or paid to the holder of the noncertificated book-entry shares representing whole shares of TNK Class A Common Stock issued in exchange therefor, without interest thereon, (A) at the time of such exchange, the dividends or other distributions with a record date at or after the Effective Time and theretofore paid with respect to such whole shares of TNK Class A Common Stock and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of TNK Class A Common Stock with a record date at or after the Effective Time, but with a payment date subsequent to such exchange. Holders of Noncertificated Shares shall be entitled to vote after the Effective Time at any meeting of TNK shareholders the number of whole shares of TNK Class A Common Stock represented by such Noncertificated Shares, regardless of whether such Noncertificated Shares have been exchanged for shares of TNK Class A Common Stock.

(d) No Fractional Shares. No certificates or scrip representing fractional shares of TNK Class A Common Stock or book-entry credit of the same shall be issued upon the exchange of Noncertificated Shares, and such fractional share interests will not entitle the owner thereof the right to vote or to any other rights of a shareholder of TNK. Each holder of a fractional share interest in TNK Class A Common Stock shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the average of the closing prices of a share of TNK Class A Common Stock on the NYSE as reported by The Wall Street Journal for the five consecutive trading days immediately preceding the Closing Date. The Parties acknowledge that payment of cash in lieu of issuing fractional shares of TNK Class A Common Stock was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional shares of TNK Class A Common Stock. No interest will be paid or accrued for the benefit of holders of the Noncertificated Shares on any cash in lieu of fractional shares payable pursuant to this Section 3.2(d).

(e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share subdivision, share bonus issue, share dividend reorganization, recapitalization, reclassification, share consolidation, combination, exchange of shares or other like change with respect to shares of TIL Common Stock or TNK Common Stock occurring on or after the date hereof and prior to the Effective Time (including in each of the forgoing instances with respect to any securities convertible into, or exchangeable for, shares of TIL Common Stock or TNK Common Stock). Nothing in this Section 3.2(e) shall be construed to permit either Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains unclaimed by the holders of shares of TIL Common Stock for one year after the Effective Time shall be delivered to TNK, upon demand. Any holders of shares of TIL Common Stock who have not theretofore complied with this Article III shall thereafter look only to TNK to exchange its Noncertificated Shares for (i) the Merger Consideration, (ii) any cash in lieu of fractional shares of

TNK Class A Common Stock payable pursuant to Section 3.2(d) and (iii) any dividends or other distributions with respect to shares of TNK Class A Common Stock payable pursuant to Section 3.2(c), in each case without any interest thereon. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) remaining unclaimed by holders of shares of TIL Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of TNK free and clear of any claims or interest of any Person previously entitled thereto.

(g) No Liability. Neither TNK nor the Surviving Company shall be liable to any holder of shares of TIL Common Stock for any shares of TNK Class A Common Stock (or any dividends or distributions with respect to such TNK shares) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Withholding Rights. Each of TNK, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of TIL Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable state, local or foreign tax law, if any. To the extent that amounts are so withheld by TNK, the Surviving Company or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of TIL Common Stock in respect of which such deduction and withholding was made by TNK, the Surviving Company or the Exchange Agent, as the case may be.

Section 3.3 Transfer Books. At the Effective Time, the register of shareholders of TIL shall be closed and there shall be no further registration of transfers of shares of TIL Common Stock thereafter on the records of TIL. If, after the Effective Time, any Noncertificated Shares are presented to the Exchange Agent or TNK for any reason for transfer, they shall be canceled and, subject to and in accordance with the terms and requirements of this Article III, exchanged for the applicable (a) Merger Consideration, (b) cash in lieu of fractional shares of TNK Class A Common Stock payable pursuant to Section 3.2(d) and (c) any dividends or other distributions with respect to shares of TNK Class A Common Stock payable pursuant to Section 3.2(c). From and after the Effective Time, the holders of shares of TIL Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of TIL Common Stock except as otherwise provided for in this Article III or by applicable Law. From and after the Effective Time, the holders of shares of TIL Preferred Stock or TIL Warrants outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the TIL Preferred Stock and the TIL Warrants.

Section 3.4 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TIL

Except (i) as set forth in the TIL Disclosure Letter, (ii) as disclosed in any report, schedule, form, document or other disclosures publicly published by TIL through the information system of the OSE (each, a “TIL OSE Document”) (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such TIL OSE Document) or (iii) for any inaccuracies in the representations and warranties set forth in this Article IV (x) that were Known by TNK as of the date of this Agreement or (y) resulting from or arising out of the performance by the Manager, or the failure of the Manager to perform, under the Management Agreement, TIL represents and warrants to TNK and Merger Sub as of the date of this Agreement that:

Section 4.1 Organization, Qualification and Corporate Power. TIL is duly incorporated, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as now conducted. TIL is duly qualified or licensed to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a TIL Material Adverse Effect. TIL has heretofore made available to TNK true and complete copies of the articles of incorporation and bylaws of TIL in effect as of the date of this Agreement (the “TIL Organizational Documents”).

Section 4.2 Authorization.

(a) The execution, delivery and performance by TIL of this Agreement and the consummation by TIL of the transactions contemplated hereby, including the Merger, are within the corporate powers of TIL and, except for the TIL Shareholder Approvals, have been duly authorized by all necessary corporate action on the part of TIL and no other corporate proceeding, consent or authorization on the part of TIL is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby, including the Merger. The only votes of the holders of any of TIL’s capital stock necessary in connection with the transactions contemplated hereby, including the Merger, are (i) the affirmative vote in favor of this Agreement by the holders of a majority of the outstanding shares of TIL Common Stock, (ii) the affirmative vote in favor of this Agreement by the holders of a majority of the outstanding shares of TIL Common Stock held by the Unaffiliated TIL Shareholders, (iii) the affirmative vote in favor of this Agreement by the holder of the one share of TIL Series A-1 Preferred Stock and (iv) the affirmative vote in favor of this Agreement by the holder of the one share of TIL Series A-2 Preferred Stock (such approvals, the “TIL Shareholder Approvals”). This Agreement is a valid and binding agreement of TIL enforceable against TIL in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b) At a meeting duly called and held, the Special Committee of the TIL Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and advisable to, and in the best interests of, the Unaffiliated TIL Shareholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended to the TIL Board that the TIL Board (A) approve this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (B) recommend to the TIL shareholders that the TIL shareholders approve this Agreement. At a meeting duly called and held, the TIL Board, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and advisable to, and in the best interests of, the Unaffiliated TIL Shareholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement and the Merger be submitted to a vote of the TIL shareholders, and (iv) recommended to the TIL shareholders that the TIL shareholders approve this Agreement (such recommendation, the “TIL Board Recommendation”), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.

(c) The execution, delivery and performance by TIL of this Agreement and the consummation by TIL of the Merger require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of the Articles of Merger, the Charter Amendment and any other documents required by the Marshall Islands Act, (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, the Norwegian Securities Trading Act (29 June 2007), any other applicable federal, state or foreign securities law and the rules and requirements of the NYSE and the OSE, including the filing of the Registration Statement, the Joint Proxy Statement/Prospectus or any other TNK Disclosure Documents with the SEC, (iii) the compliance with and filings and notices required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable non-U.S. competition Law, and (iv) any actions or filings the absence of which would not, individually or in the aggregate, have a TIL Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 4.3 Noncontravention. The execution, delivery and performance by TIL of this Agreement, and the consummation by TIL of the transactions contemplated hereby do not and will not (i) violate any provision of the TIL Organizational Documents, or (ii) assuming compliance with the matters referred to in Section 4.2(c), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, except in the case of clause (ii) to the extent that any such violation has not had and would not reasonably be expected, individually or in the aggregate, to have a TIL Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 4.4 Capitalization. TIL is authorized to issue 400,000,000 shares of TIL Common Stock and 100,000,000 shares of TIL Preferred Stock, par value $0.001 per share (“TIL Preferred Stock”), which includes one share of TIL Series A-1 Preferred Stock and one share of TIL Series A-2 Preferred Stock. As of May 31, 2017, 30,363,561 shares of TIL Common Stock, one share of TIL Series A-1 Preferred Stock and one share of TIL Series A-2 Preferred Stock were issued and outstanding, none of which are held in treasury by TIL. All issued and outstanding shares of TIL are validly issued, fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the Marshall Islands Act and the TIL Organizational Documents. No Subsidiary of TIL owns any shares of TIL Common Stock.

Section 4.5 TIL Financial Statements.

(a) The audited consolidated financial statements of TIL and its Subsidiaries, including the consolidated balance sheet as of December 31, 2016 (the “TIL Balance Sheet”) and 2015 and the related consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2016 and 2015, and the related notes thereto, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the financial statements or the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the TIL Companies as of the indicated dates and for the indicated periods.

(b) TIL has furnished to TNK a true and correct copy of the unaudited consolidated balance sheet of TIL and its Subsidiaries as of March 31, 2017, and the related unaudited interim consolidated statements of operations, shareholders’ equity and cash flows of the TIL Companies for the three months ended March 31, 2017, which have been prepared in all material respects in accordance with GAAP (except as may be indicated in the financial statements or the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the TIL Companies as of and for the three months ended March 31, 2017, subject to normal year-end audit adjustments and the absence of full footnote disclosure.

Section 4.6 Compliance with Laws; Governmental Authorizations.

(a) Each TIL Company is, and since January 1, 2016 has been, in compliance with all applicable Laws and Governmental Authorizations to which such entity, or any of its or their TIL Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a TIL Material Adverse Effect.

(b) Each TIL Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a TIL Material Adverse Effect.

Section 4.7 Absence of Certain Changes; No Undisclosed Liabilities.

(a) Since March 31, 2017 through the date of this Agreement, (i) there has not been a TIL Material Adverse Effect and (ii), to the Knowledge of TIL, the TIL Companies have conducted their respective businesses only in the ordinary course of business.

(b) There are no liabilities of any TIL Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the TIL Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since March 31, 2017 and which are not, individually or in the aggregate, material to the TIL Companies, taken as a whole, (iii) liabilities incurred in connection with the transactions contemplated hereby, including the Merger, and (iv) liabilities that would not have, individually or in the aggregate, a TIL Material Adverse Effect. None of the TIL Companies is a party to, nor do the TIL Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any TIL Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any TIL Company.

Section 4.8 Tangible Personal Assets. The TIL Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any TIL Company to conduct its business as currently conducted. One or more of the TIL Companies, as applicable, is the owner of each TIL Owned Vessel and has good title to such TIL Owned Vessel free and clear of all Liens other than Permitted Liens.

Section 4.9 Litigation. Except for any Actions that are being administered or supervised by the Manager, there is no Action pending or, to the Knowledge of TIL, threatened against any TIL Company, or any officer or director of any TIL Company in such capacity, before any Governmental Authority that (a) challenges or seeks to enjoin, alter, prevent or materially delay the transactions contemplated by this Agreement or (b) would have a TIL Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger. None of the TIL Companies is subject to any Orders or material unsatisfied judgment, penalty or award that would have a TIL Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 4.10 Opinion of Financial Advisor. The Special Committee has received the written opinion of Evercore Group L.L.C., financial advisor to the Special Committee (the “TIL Financial Advisor”), to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the Merger Consideration to be paid pursuant to the Merger is fair to the Unaffiliated TIL Shareholders from a financial point of view. Promptly following the execution of this Agreement, TIL shall make available to TNK a true and complete copy of such opinion for informational purposes only.

Section 4.11 Fees. Other than fees payable to the TIL Financial Advisor in connection with advice to the Special Committee and fees payable with respect to fairness opinions to be obtained in connection with the Merger, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the TIL Companies who might be entitled to any fee or commission in connection with this Agreement or the transactions contemplated hereby, including the Merger. TIL has furnished to TNK true, correct and complete copies of engagement letters relating to any such services, including the engagement letter between TIL and the TIL Financial Advisor, as in effect as of the date of this Agreement.

Section 4.12 Takeover Statutes. The TIL Companies have taken all actions required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby, including the Merger, from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority or contained in the TIL Companies Organizational Documents.

Section 4.13 No Existing Discussions. As of the date hereof, none of the TIL Companies is engaged, directly or indirectly, in any discussions or negotiations with any party other than TNK with respect to a TIL Acquisition Proposal.

Section 4.14 No Other Representations or Warranties. TIL acknowledges and agrees that it has conducted its own independent investigation of TNK and its Subsidiaries, their respective businesses and the transactions contemplated hereby and, except for the representations and warranties contained in Article V, TIL has not relied on and none of TNK, its Subsidiaries or any of their respective Affiliates or Representatives makes or has made any representation or warranty, either express or implied, whether written or oral, concerning TNK, its Subsidiaries or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, the transactions contemplated by this Agreement or otherwise with respect to any information provided by or on behalf of TNK, its Subsidiaries or any of their respective Affiliates or Representatives. Without limiting the foregoing, TIL further acknowledges and agrees that none of TNK or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding TNK, its Subsidiaries or their respective businesses and operations, and that TIL will have no claim against TNK or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF TNK

Except as set forth in the TNK Disclosure Letter or as disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by TNK and publicly available (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms or documents), TNK represents and warrants to TIL as of the date of this Agreement that:

Section 5.1 Organization, Qualification and Corporate Power. Each of TNK and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate their respective properties and assets (where applicable) and to carry on its business as now conducted. Each of TNK and Merger Sub is duly qualified or licensed to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a TNK Material Adverse Effect. TNK has heretofore made available to TIL true and complete copies of (i) the articles of incorporation and bylaws of TNK in effect as of the date of this Agreement (the “TNK Organizational Documents”) and (ii) the articles of incorporation and bylaws of Merger Sub in effect as of the date of this Agreement.

Section 5.2 Authorization.

(a) The execution, delivery and performance by TNK and Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby, including the Merger, are within the corporate powers of each of TNK and Merger Sub and, except for the TNK Shareholder Approvals, have been duly authorized by all necessary corporate action on the part of each of TNK and Merger Sub and no other corporate proceeding, consent or authorization on the part of either TNK or Merger Sub is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby, including the Merger. The only votes of the holders of any of TNK’s capital stock necessary in connection with the transactions contemplated hereby, including the Merger are (i) the affirmative vote in favor of the Charter Amendment by the holders of a majority of the outstanding voting power of TNK Class A Common Stock and TNK Class B Common Stock voting together as a single class and (ii) the affirmative vote in favor of the Charter Amendment by the holders of a majority of the outstanding shares of TNK Class A Common Stock (such approvals, the “TNK Shareholder Approvals”). This Agreement is a valid and binding agreement of TNK and Merger Sub enforceable against TNK and Merger Sub in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b) At a meeting duly called and held, the TNK Board unanimously (i) determined that the Merger is advisable and fair to, and in the best interest of, TNK and the shareholders of TNK, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and the Charter Amendment, (iii) directed that the Charter Amendment be submitted to a vote of the TNK shareholders and (iv) recommended to the TNK shareholders that the TNK shareholders approve the Charter Amendment (such recommendation, the “TNK Board Recommendation”), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.

(c) The execution, delivery and performance by TNK and Merger Sub of this Agreement and the consummation by Merger Sub of the Merger require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of the Articles of Merger, the Charter Amendment and any other documents required by the Marshall Islands Act, (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, the Norwegian Securities Trading Act (29 June 2007), any other applicable federal, state or foreign securities law and the rules and requirements of the NYSE and the OSE, including the filing of the Registration Statement, the Joint Proxy Statement/Prospectus or any other TNK Disclosure Documents with the SEC, (iii) compliance with and the filings and notices required under the HSR Act, and any other applicable non-U.S. competition Law, and (iv) any actions or filings the absence of which would not, individually or in the aggregate, have a TNK Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 5.3 Noncontravention. Except as set forth in Section 5.3 of the TNK Disclosure Letter, the execution, delivery and performance by TNK and Merger Sub of this Agreement, and the consummation by TNK and Merger Sub of the transactions contemplated hereby, do not and will not (i) except until the Charter Amendment is filed with the Registrar of Corporations of the Republic of the Marshall Islands, violate any provision of the TNK Organizational Documents, (ii) assuming compliance with the matters referred to in Section 5.2(c), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 5.2(c), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any TNK Company under any provision of any TNK Material Contract or any Governmental Authorization of any TNK Company, or (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens, on, any asset of any TNK Company, except in the case of clauses (ii) through (iv) to the extent that any such violation has not had and would not reasonably be expected, individually or in the aggregate, to have a TNK Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 5.4 Capitalization.

(a) TNK is authorized to issue 400,000,000 shares of capital stock, consisting of 200,000,000 shares of TNK Class A Common Stock, par value $0.01 per share (“TNK Class A Common Stock”), 100,000,000 shares of TNK Class B Common Stock, par value $0.01 per share (“TNK Class B Common Stock”), and 100,000,000 shares of TNK Preferred Stock, par value $0.01 per share (“TNK Preferred Stock”). As of May 31, 2017, (i) 142,186,413 shares of TNK Class A Common Stock and 37,007,981 shares of TNK Class B Common Stock are issued and outstanding, none of which are held in treasury by TNK and (ii) 37,007,981 shares of TNK Class A

Common Stock are reserved for issuance upon the conversion of all of the shares of TNK Class B Common Stock outstanding. As of May 31, 2017, there are no shares of TNK Preferred Stock issued and outstanding. All issued and outstanding shares of TNK are validly issued, fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the Marshall Islands Act and the TNK Organizational Documents.

(b) Except as set forth in Section 5.4(b) of the TNK Disclosure Letter and except pursuant to the TNK Equity Plan and awards thereunder, there are no issued, reserved for issuance or outstanding (i) capital stock or other voting securities of or ownership interests in TNK, (ii) securities of TNK or any of its Subsidiaries convertible into or exchangeable or exercisable for capital stock or other voting securities of, or ownership interests in TNK, (iii) warrants, calls, options or other rights to acquire from TNK, or other obligation of TNK to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities of, or ownership interests in, TNK, or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of TNK (the items in clauses (i) through (iv) being referred to collectively as the “TNK Securities”). Except pursuant to the TNK Equity Plan and awards thereunder, there are no outstanding obligations of TNK or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the TNK Securities. TNK and its Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares TNK or other TNK Securities. Except as set forth in Section 5.4(b) of the TNK Disclosure Letter and except as may be required by applicable securities Laws and regulations and other than the TNK Companies Organizational Documents, TNK and its Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale or resale of, capital stock of TNK or other TNK Companies.

(c) There is no outstanding Indebtedness of TNK having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of TNK may vote.

(d) Merger Sub is authorized to issue 500 shares of capital stock, without par value. As of May  30, 2017, ten shares of capital stock are issued and outstanding.

Section 5.5 TNK Subsidiaries.

(a) Section 5.5(a) of the TNK Disclosure Letter sets forth a complete and correct list of each TNK Company other than TNK (individually a “TNK Subsidiary” and collectively, the “TNK Subsidiaries”), together with the jurisdiction of incorporation or formation of each such TNK Subsidiary, the form of organization of each such TNK Subsidiary, the authorized and issued shares, voting securities or other ownership interests of each such TNK Subsidiary and the name of each holder thereof. All outstanding ownership interests of the TNK Subsidiaries are validly issued, fully paid (to the extent required under the applicable TNK Subsidiaries Organizational Documents) and nonassessable (to the extent such concepts apply and except as nonassessability may be affected by applicable Law and the applicable TNK Subsidiaries Organizational Documents) and free of preemptive or similar rights under any provision of applicable Law (except as provided in the Marshall Islands Act and not otherwise provided in the TNK Subsidiaries Organizational Documents), the TNK Subsidiaries Organizational Documents, or any agreement to which the TNK Subsidiaries are a party or otherwise bound.

(b) Each TNK Subsidiary has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite corporate or similar power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations has not had and would not reasonably be expected to have a TNK Material

Adverse Effect. Each such TNK Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a TNK Material Adverse Effect. TNK has heretofore made available to TIL true and complete copies of the respective certificates or articles of incorporation and other organizational documents of each of the TNK Subsidiaries (the “TNK Subsidiaries Organizational Documents” and, together with the TNK Organizational Documents, the “TNK Companies Organizational Documents”) as currently in effect.

(c) All of the outstanding capital stock or voting securities of, or other ownership interests in, each TNK Subsidiary, are collectively owned by TNK directly or indirectly, free and clear of any Liens (other than Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of any TNK Subsidiary convertible into, or exchangeable or exercisable for, capital stock or other voting securities of, or ownership interests in, any TNK Subsidiary, (ii) warrants, calls, options or other rights to acquire from any TNK Subsidiary, or other obligations of any TNK Subsidiary to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any TNK Subsidiary, or (iii) restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any TNK Subsidiary (the items in clauses (i) through (iii), together with all of the issued and outstanding capital stock, or other voting securities of, or ownership interests in, each TNK Subsidiary, being referred to collectively as the “TNK Subsidiary Securities”). None of the TNK Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for other TNK Subsidiaries as set forth in Section 5.5(a) of the TNK Disclosure Letter. There are no outstanding obligations of any TNK Subsidiary to repurchase, redeem or otherwise acquire any of the TNK Subsidiary Securities. Except as set forth in Section 5.5(c) of the TNK Disclosure Letter, neither TNK nor the TNK Subsidiaries are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any TNK Company or any other Person.

(d) There is no outstanding Indebtedness of the TNK Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of the TNK Subsidiaries may vote.

Section 5.6 TNK SEC Filings.

(a) TNK has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by TNK since January 1, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “TNK SEC Documents”), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC has not had or would not reasonably be expected to have, individually or in the aggregate, a TNK Material Adverse Effect.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each TNK SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each TNK SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each TNK SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) TNK is in compliance with the applicable listing and corporate governance rules and regulations of the NYSE applicable to “foreign private issuers” or “controlled companies”, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a TNK Material Adverse Effect.

Section 5.7 TNK Financial Statements.

(a) The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the TNK SEC Documents (including the consolidated balance sheet of TNK as of December 31, 2016, herein referred to as the “TNK Balance Sheet”, and December 31, 2015, and the related consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2016 and 2015) have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the financial statements or the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the TNK Companies as of the indicated dates and for the indicated periods.

(b) The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the TNK SEC Documents have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the financial statements or the notes thereto) and fairly present, in all material respects, the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the TNK Companies as of the indicated dates and for the indicated periods subject to normal year-end audit adjustments and the absence of full footnote disclosure.

Section 5.8 Taxes.

(a) All material Tax Returns required by applicable Law to have been filed by each TNK Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b) There is no audit or other proceeding pending against or with respect to any TNK Company, with respect to any material amount of Tax. There are no material Liens on any of the assets of any TNK Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) Each TNK Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d) None of the TNK Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.

(e) None of the TNK Companies is a party to any Tax allocation or sharing agreement.

(f) None of the TNK Companies has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the TNK Companies are the only members).

(g) None of the TNK Companies has any liability for the Taxes of any Person (other than any of the TNK Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) None of the TNK Companies is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i) None of the TNK Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(j) None of the TNK Companies has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.

(k) Each TNK Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l) TNK is, and at all times during its existence has been, an entity classified as an association taxable as a corporation for U.S. federal income tax purposes.

(m) No TNK Company is, or has any time during its existence, been classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(n) Each TNK Company is, and has been for the last five years, exempt from U.S. federal income taxation on its U.S.-source shipping income pursuant to Section 883 of the Code.

(o) No written claim has ever been made by any Governmental Authority in a jurisdiction where any TNK Company does not file Tax Returns that any TNK Company is or may be subject to taxation by that jurisdiction.

Section 5.9 Compliance with Laws; Governmental Authorizations.

(a) Each TNK Company is, and since January 1, 2016 has been, in compliance with all applicable Laws and Governmental Authorizations to which such entity, or any of its or their TNK Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a TNK Material Adverse Effect.

(b) Each TNK Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a TNK Material Adverse Effect.

Section 5.10 Absence of Certain Changes; No Undisclosed Liabilities.

(a) Since March 31, 2017 through the date of this Agreement, (i) to the Knowledge of TNK, the TNK Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a TNK Material Adverse Effect.

(b) There are no liabilities of any TNK Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the TNK Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since March 31, 2017 and which are not, individually or in the aggregate, material to the TNK

Companies, taken as a whole, (iii) liabilities incurred in connection with the transactions contemplated hereby, including the Merger, and (iv) liabilities that would not have, individually or in the aggregate, a TNK Material Adverse Effect. None of the TNK Companies is a party to, nor do the TNK Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any TNK Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any TNK Company.

Section 5.11 Tangible Personal Assets. The TNK Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any TNK Company to conduct its business as currently conducted.

Section 5.12 Vessels; Maritime Matters.

(a) Section 5.12(a) of the TNK Disclosure Letter contains a list of all vessels owned by any TNK Company (the “TNK Owned Vessels”) or chartered-in by any TNK Company pursuant to charter arrangements (the “TNK Leased Vessels”), in each case as of the date of this Agreement, including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such vessel is currently operating in the spot market or time chartered market, of each TNK Owned Vessel and TNK Leased Vessel. Each TNK Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a TNK Material Adverse Effect. Each TNK Company is qualified to own and operate the TNK Owned Vessels under applicable Laws, including the Laws of each TNK Owned Vessel’s flag state, except where such failure to be qualified would not have a TNK Material Adverse Effect. Each TNK Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such TNK Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a TNK Material Adverse Effect.

(b) To the Knowledge of TNK, each TNK Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, (i) no event has occurred and no condition exists that would cause such vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c) With respect to each of the TNK Owned Vessels, one of the TNK Companies, as applicable, is the sole owner of each such TNK Vessel and has good title to such TNK Vessel free and clear of all Liens other than Permitted Liens.

(d) Prior to the date of this Agreement, the TNK Companies have made available to TIL or its representatives accurate, complete and correct copies of the most recent inspection reports relating to each TNK Vessel.

Section 5.13 Contracts.

(a) Each of the following Contracts to which any TNK Company is a party that are in effect as of the date hereof shall be deemed a “TNK Material Contract” and collectively, the “TNK Material Contracts”):

(i) each “material contract” (as such term is defined in Item 10.C and in instructions as to Exhibits of Form 20-F) to which any TNK Company is a party to or bound;

(ii) each Contract not contemplated by this Agreement that restricts the business activity of TNK or any of its Affiliates or limits the freedom of TNK or any of its Affiliates to engage in any line of business or to compete with any Person or in any geographical area in a manner that is material to TNK and its Subsidiaries, taken as a whole;

(iii) each Contract that creates a partnership, joint venture or any strategic alliance with respect to any TNK Company, other than the TNK Companies Organizational Documents;

(iv) each employment, consulting, services or similar Contract with any employee or independent contractor of a TNK Company involving more than $150,000 of base annual compensation;

(v) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness in excess of $2,000,000;

(vi) each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of shares, sale of assets or otherwise) or material asset, including any vessel, and/or involving consideration with a fair market value in excess of $5,000,000, other than this Agreement;

(vii) any Contract related to the acquisition or disposition, directly or indirectly (by merger, sale of shares, sale of assets or otherwise), by any TNK Company prior to the date of this Agreement that includes provisions that are in effect in respect of “earn-outs” or deferred or contingent consideration;

(viii) each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by any TNK Company and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;

(ix) each operating agreement, management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any TNK Vessel involving annual payments in excess of $1,000,000;

(x) any Contract with a Third Party for the charter of any TNK Vessel;

(xi) each Contract that provides for indemnification by any TNK Company to any Person other than a Contract entered into in the ordinary course of business or that is not material to any TNK Company;

(xii) each Contract to which any TNK Company is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring any TNK Company or its Affiliates to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and

(xiii) each Contract involving a standstill or similar obligation of any TNK Company.

(b) Except for breaches, violations or defaults which would not have a TNK Material Adverse Effect, (i) each of the TNK Material Contracts is valid, binding, enforceable and in full force and effect with respect to the TNK Companies, and to the Knowledge of TNK, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any TNK Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) none of the TNK Companies, nor to the Knowledge of TNK, any other party to a TNK Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such TNK Material Contract, and none of the TNK Companies has received written notice that it has breached, violated or defaulted under any TNK Material Contract.

Section 5.14 Litigation. Except as set forth in Section 5.14 of the TNK Disclosure Letter, there is no Action pending or, to the Knowledge of TNK, threatened against any TNK Company, or any officer or director of any

TIL Company in such capacity, before any Governmental Authority that (a) challenges or seeks to enjoin, alter, prevent or materially delay the transactions contemplated by this Agreement or (b) would have a TNK Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger. None of the TNK Companies is subject to any Orders or material unsatisfied judgment, penalty or award that would have a TNK Material Adverse Effect or prevent or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger.

Section 5.15 Employee Benefits.

(a) None of the TNK Companies sponsors, maintains, or has an obligation to contribute to, or has, within six years prior to the Closing Date, sponsored, maintained, or had an obligation to contribute to, any TNK Benefit Plan.

(b) None of the TNK Companies has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied material liability of any TNK Company (i) under Title IV of ERISA or Section 412 or 4971 of the Code or Section 302 of ERISA or (ii) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, each as arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

Section 5.16 Environmental. Except for any matter that would not have an TNK Material Adverse Effect, (a) each TNK Company is in compliance with all Environmental Laws, (b) each TNK Company possesses and is in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any TNK Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of TNK, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each TNK Company has provided or made available to TIL all material documents in its possession related to compliance with or liability under Environmental Laws.

Section 5.17 Insurance. The TNK Companies maintain (i) insurance policies and fidelity bonds covering the TNK Companies or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the TNK Vessels, in each case, in such amounts and types as are customary in the shipping industry (collectively, the “TNK Policies”). Section 5.17 of the TNK Disclosure Letter includes a list of all such TNK Policies. None of the TNK Companies is in violation or breach of or default under any of its obligations under any such TNK Policy, except where such default would not have a TNK Material Adverse Effect. None of the TNK Companies has received any written notice that any TNK Policy has been canceled. There are no material claims individually or in the aggregate by any TNK Company pending under any of the TNK Policies as to which coverage has been questioned, denied or disputed by the underwriters of such TNK Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

Section 5.18 Fees. Other than fees payable to Swedbank Norge in connection with advice to the TNK Board, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf the TNK Companies who might be entitled to any fee or commission in connection with this Agreement or the transactions contemplated hereby, including the Merger. TNK has furnished to TIL true, correct and complete copies of engagement letters relating to any such services as in effect as of the date of this Agreement.

Section 5.19 Takeover Statutes. The TNK Companies have taken all actions required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby, including the Merger, from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority or contained in the TNK Companies Organizational Documents.

Section 5.20 Interested Party Transactions. Except as set forth in Section 5.20 of the TNK Disclosure Letter or in the TNK SEC Documents, (a) there are no Contracts or legally binding arrangements between any TNK Company, on the one hand, and any current or former officer or director of any TNK Company or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owners of any equity or equity-linked securities in any TNK Company or any of such owner’s Affiliates, on the other hand (any such Contract or arrangement, an “TNK Interested Party Transaction”), and (b) no Affiliate of any TNK Company possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of any TNK Company.

Section 5.21 Certain Business Practices. None of the TNK Companies nor (to the Knowledge of TNK), any director, officer, agent or employee of any TNK Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of any TNK Company, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of any TNK Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, or other anti-corruption Laws, or (c) made any other unlawful payment.

Section 5.22 Merger Sub. TNK is the sole shareholder of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Since its date of incorporation or formation, as applicable, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 5.23 No Other Representations or Warranties. TNK acknowledges and agrees that it has conducted its own independent investigation of TIL and its Subsidiaries, their respective businesses and the transactions contemplated hereby and, except for the representations and warranties contained in Article IV, TNK has not relied on and none of TIL, its Subsidiaries or any of their respective Affiliates or Representatives makes or has made any representation or warranty, either express or implied, whether written or oral, concerning TIL, its Subsidiaries or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, the transactions contemplated by this Agreement or otherwise with respect to any information provided by or on behalf of TIL, its Subsidiaries or any of their respective Affiliates or Representatives. Without limiting the foregoing, TNK further acknowledges and agrees that none of TIL or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding TIL, its Subsidiaries or their respective businesses and operations, and that TNK will have no claim against TIL or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE VI

CONDUCT PENDING THE MERGER

Section 6.1 Operation of the Businesses of TIL.

(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 10.1, except (i) as set forth in Section 6.1(a) of the TIL Disclosure Letter, (ii) as expressly prohibited or expressly required by this Agreement, (iii) as required by applicable Law, (iv) with the prior written consent of TNK (such consent not to be unreasonably withheld, conditioned or delayed), or (v) where TIL’s failure to perform or comply results from or arises out of (1) the performance by the Manager under the Management Agreement other than at the express direction of the TIL Board, (2) the failure of the Manager to perform under the Management Agreement or (3) compliance by TIL with the terms of the

Management Agreement, in connection with the Management Agreement prior to the date of this Agreement, TIL shall, and shall cause each of its Subsidiaries to:

(i) conduct its operations according to their ordinary course and in a manner consistent with past practice; and

(ii) use its reasonable best efforts to (A) preserve intact its present business organizations, goodwill and material assets, (B) maintain in effect all Governmental Authorizations required to carry on its business as now conducted and (C) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship.

(b) Without limiting the generality of Section 6.1(a), except (1) as set forth in Section 6.1(b) of the TIL Disclosure Letter, (2) as expressly required by this Agreement or permitted pursuant to Section 6.4 of this Agreement, (3) as required by applicable Law, (4) with the prior written consent of TNK (such consent not to be unreasonably withheld, conditioned or delayed), or (5) where TIL’s failure to perform or comply results from or arises out of (A) the performance by the Manager under the Management Agreement other than at the express direction of the TIL Board, (B) the failure of the Manager to perform under the Management Agreement or (C) compliance by TIL with the terms of the Management Agreement, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 10.1, TIL shall not, nor shall it permit any of its Subsidiaries to, do any of the following:

(i) amend its certificate of formation, limited liability company agreement, memorandum or articles of association or incorporation, bylaws or other comparable charter or organizational documents (including by merger, consolidation or otherwise);

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its capital stock, other equity interests or convertible securities (other than any dividends or other distributions by a direct or indirect Subsidiary of TIL to TIL or another Subsidiary of TIL), (B) split, subdivide, combine, consolidate or reclassify any of its capital stock, other equity interests or convertible securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its capital stock, other equity interests or convertible securities (except upon the exercise of any or all of the TIL Warrants in accordance with the terms thereof), (D) purchase, redeem or otherwise acquire any of its capital stock, other equity interests or convertible securities, or (E) take any action that would result in any material amendment, material modification or material change of any term of, or material default under, any Indebtedness of any TIL Company;

(iii) (A) issue, deliver, sell, grant, pledge, charge, transfer, subject to any Lien or otherwise encumber or dispose of any of its capital stock, other equity interests or convertible securities, or (B) amend any term of any of its capital stock, other equity interests or convertible securities (in each case, whether by merger, consolidation or otherwise and, in the case of clause (A), except upon the exercise of any or all of the TIL Warrants in accordance with the terms thereof);

(iv) accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(v) incur capital expenditures in excess of the aggregate amount of capital expenditures in the current TIL capital plan approved by the TIL Board;

(vi) acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties other than in the ordinary course of business or as provided in the current TIL capital plan approved by the TIL Board;

(vii) enter into or materially amend, modify or terminate any Contract that is material to TIL or any of its Subsidiaries or any TIL Interested Party Transaction, other than a Contract or TIL Interested Party Transaction involving TNK or its Affiliates;

(viii) sell, transfer, subject to any Lien (other than Permitted Liens incurred in the ordinary course of business consistent with past practice) or otherwise dispose of, any TIL Owned Vessels), other than in connection with repaying, satisfying or extending scheduled maturities, current interest payments and other amounts due and payable in respect of currently outstanding Indebtedness;

(ix) adopt a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of any TIL Company or enter into any agreement with respect to the voting of its capital stock or other securities held by any TIL Company;

(x) (A) grant to any current or former director of TIL any material increase or enhancement in compensation or other benefits, (B) grant to any current or former director of TIL any severance, change in control, retention or termination pay or benefits, except to the extent required under applicable Law or existing TIL policy or (C) enter into any new plan or arrangement providing compensation or benefits to any current or former director of TIL;

(xi) except as may be required under GAAP or applicable Law, make any change in any method of accounting principles, method or practices;

(xii) (A) incur or issue any Indebtedness other than in replacement of existing Indebtedness, (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than to TIL or any of its Subsidiaries, or (C) repay or satisfy any Indebtedness other than to satisfy scheduled maturities, current interest payments and other amounts due and payable in respect of such Indebtedness;

(xiii) institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority in an amount exceeding $500,000 in the aggregate for any such action, suit, litigation, investigation or proceeding;

(xiv) disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;

(xv) directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any TIL Vessel or enter into any Contract for the sale or disposal of any TIL Vessel, in each case other than in the ordinary course of business, pursuant to the current TIL capital plan approved by the TIL Board or pursuant to any agreements in effect as of the date of this Agreement; or

(xvi) authorize or enter into a Contract or arrangement that would violate TIL’s obligations under clauses (i) through (xv) of this Section 6.1(b).

Section 6.2 Operation of the Businesses of TNK.

(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 10.1, except (i) as set forth in Section 6.2(a) of the TNK Disclosure Letter, (ii) as expressly prohibited or expressly required by this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of TIL (such consent not to be unreasonably withheld, conditioned or delayed), TNK shall, and shall cause each of its Subsidiaries to:

(i) conduct its operations according to their ordinary course and in a manner consistent with past practice; and

(ii) use its reasonable best efforts to (A) preserve intact its present business organizations, goodwill and material assets, (B) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (C) keep available the services of its officers and employees and (D) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship.

(b) Without limiting the generality of Section 6.2(a) except (i) as set forth in Section 6.2(b) of the TNK Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of TIL (such consent not to be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 10.1, TNK shall not, nor shall it permit any of its Subsidiaries to, do any of the following:

(i) amend TNK’s articles of incorporation or bylaws, except for those amendments as are necessary for TNK to effect the Charter Amendment and to issue the shares of TNK Class A Common Stock to be delivered to the holders of shares of TIL Common Stock as Merger Consideration pursuant to this Agreement;

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its capital stock, other equity interests or convertible securities (other than the payment by TNK of quarterly cash dividends on TNK Common Stock consistent with TNK’s current dividend policy and dividends or other distributions by a direct or indirect Subsidiary of TNK to TNK or another Subsidiary of TNK), (B) split, subdivide, combine, consolidate or reclassify any of its capital stock, other equity interests or convertible securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its capital stock, other equity interests or convertible securities, (D) purchase, redeem or otherwise acquire any of its capital stock, other equity interests or convertible securities, or (E) take any action that would result in any material amendment, material modification or material change of any term of, or material default under, any Indebtedness of any TNK Company;

(iii) issue, deliver, sell, grant, pledge, charge, transfer, subject to any Lien or otherwise encumber or dispose of any of its capital stock, other equity interests or convertible securities, other than (A) the issuance by a wholly owned Subsidiary of TNK of such Subsidiary’s capital stock or other equity interests to TNK or any other wholly owned subsidiary of TNK; (B) any grants, pledges, encumbrances or Liens with respect to the TNK Credit Facility Agreements; (C) sales of TNK Common Stock in a public offering for cash consideration; (D) issuances of TNK Common Stock as consideration in an acquisition, by merger or otherwise, of assets or any Person, subject to compliance with Section 6.2(b)(vii); and (E) issuances of TNK Common Stock for cash consideration in connection with the repayment of any material Indebtedness of TNK and its Subsidiaries; provided, however, that issuances of TNK Common Stock in respect of clauses (C), (D) and (E) cannot (1) exceed in the aggregate 10% of the issued and outstanding TNK Common Stock as of the date of this Agreement (2) result in a breach, default or violation by TNK under, or other failure by TNK to comply with any covenants contained in, any of the TNK Credit Facility Agreements;

(iv) (A) replace or refinance Indebtedness (other than in an amount not in excess of $100 million of the current outstanding principal amount and that would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, including the Merger), or (B) terminate or accelerate the repayment of Indebtedness (other than in connection with the replacement or refinancing of Indebtedness in accordance with clause (A)), in each case under the TNK Credit Facility Agreements;

(v) except as may be required by GAAP or Regulation S-X or other rules or regulations of the SEC under the 1934 Act or related SEC interpretations and pronouncements, make any change in any method of accounting principles, method or practices;

(vi) (A) adopt a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of TNK and (B) except as would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, including the Merger, adopt a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of any Subsidiary of TNK;

(vii) acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties of any Person (other than another wholly owned Subsidiary of TNK), in each case (1) in an amount not to exceed $100 million individually or in the aggregate, (2) subject to compliance with Section 6.2(b)(iii), and (3) except as would not or would not reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, including the Merger;

(viii) authorize or enter into a Contract or arrangement that would violate TNK’s obligations under clauses (i) through (vii) of this Section 6.2(b).

(c) TNK shall cause Merger Sub to comply with all of Merger Sub’s obligations under this Agreement, and TNK guarantees all of Merger Sub’s obligations under this Agreement, including Merger Sub’s obligation to perform hereunder.

Section 6.3 Access to Information. After the date hereof until the Effective Time and subject to (a) applicable Law, (b) the Confidentiality Agreement dated as of March 21, 2017, between TNK and TIL (the “March 21 Confidentiality Agreement”) and (c) the Confidentiality Agreement dated as of May 2, 2017, between TNK and TIL (the “May 2 Confidentiality Agreement”), the Parties shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the TIL Companies and the TNK Companies, as applicable, (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the TIL Companies and the TNK Companies, as applicable, to cooperate with the other Party in the matters described in clauses (i) and (ii) above. Notwithstanding the foregoing, neither Party shall be required to provide such access or furnish such information if the Party in good faith reasonably believes, after consulting with outside legal counsel, that doing so would reasonably be expected to (A) result in the loss of attorney-client privilege or attorney work product privilege, (B) breach or violate any applicable Law or (C) violate any confidentiality obligation with respect to such information.

Section 6.4 No Solicitation by TIL.

(a) General Prohibitions. Subject to Section 6.4(b), after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, TIL and its Subsidiaries shall not (and TIL shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any TIL Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to TIL or any of its Subsidiaries or afford access to the business, properties, assets, books or records of TIL or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, a TIL Acquisition Proposal, (iii) fail to make, withdraw, modify or amend, in a manner adverse to TNK, the TIL Board Recommendation (or recommend a TIL Acquisition Proposal) (any of the foregoing in this clause (iii) with respect to TIL, an “TIL Adverse Recommendation Change”), or (iv) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a TIL Acquisition Proposal (other than a TIL Acceptable Confidentiality Agreement with a Third Party to whom TIL is permitted to provide information in accordance with Section 6.4(b)(i)). TIL and its Subsidiaries shall (and TIL shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives to) cease immediately any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any TIL Acquisition Proposal or efforts to obtain a TIL Acquisition Proposal.

(b) Exceptions.

(i) At any time prior to (but not at any time from or after) obtaining the TIL Shareholder Approvals, TIL, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written TIL Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 6.4(a), and (y) the TIL Board reasonably believes in good faith, after consulting with its outside legal and financial advisors, could reasonably be expected to lead to a TIL Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to TIL or any of its Subsidiaries pursuant to a TIL Acceptable Confidentiality Agreement with such Third Party, if, in the case of either clause (A) or (B), the TIL Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that to the extent such information provided or made available to such Third Party (1) is of a kind that would be Evaluation Material (as defined in the March 21 Confidentiality Agreement) if it had been previously provided to TNK and (2) has not previously been provided or made available to TNK, such information is provided or made available to TNK, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(ii) At any time prior to (but not at any time from or after) obtaining the TIL Shareholder Approvals, in response to a material fact, event, change, development, or set of circumstances (other than a TIL Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the TIL Board as of or prior to the date of this Agreement (such material fact, event, change, development or set of circumstances, a “TIL Intervening Event”) (provided that in no event shall any action taken by either Party pursuant to the affirmative covenants set forth in Section 8.1, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a TIL Intervening Event), if the TIL Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such TIL Intervening Event, the failure of the TIL Board to effect a TIL Adverse Recommendation Change is reasonably likely to be inconsistent with its fiduciary duties under applicable Law, the TIL Board may make a TIL Adverse Recommendation Change; provided, however, that TIL shall not exercise its right to make a TIL Adverse Recommendation Change pursuant to this Section 6.4(b)(ii) unless TIL has (A) provided to TNK at least four (4) Business Days’ prior written notice advising TNK that the TIL Board intends to take such action and specifying the facts underlying the TIL Board’s determination that a TIL Intervening Event has occurred, and the reasons for the TIL Adverse Recommendation Change, in reasonable detail, and (B) during such four (4) Business Day period, if requested by TNK, engaged in good faith negotiations with TNK to amend this Agreement in such a manner that obviates the need for a TIL Adverse Recommendation Change as a result of the TIL Intervening Event.

(iii) At any time prior to (but not at any time from or after) obtaining the TIL Shareholder Approvals, the TIL Board may, following receipt of and on account of a TIL Superior Proposal, make a TIL Adverse Recommendation Change in connection with such TIL Superior Proposal, if such TIL Superior Proposal did not result from a breach or violation of the provisions of this Section 6.4 and the TIL Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such TIL Superior Proposal, the failure of the TIL Board to effect a TIL Adverse Recommendation Change is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, however, the TIL Board shall not effect a TIL Adverse Recommendation Change in connection with a TIL Superior Proposal unless (A) the TIL Board promptly notifies TNK, in writing, at least four (4) Business Days (the “TIL Notice Period”) before making a TIL Adverse Recommendation Change, of its intention to take such action with respect to such TIL Superior Proposal, which notice shall state expressly that TIL has received a TIL Acquisition Proposal that the TIL Board has determined to be a TIL Superior Proposal and that the TIL Board intends to make a TIL Adverse Recommendation Change; (B) the TIL Board attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such TIL Superior Proposal; (C) during the TIL Notice Period, if requested by TNK, the TIL Board has engaged, and has directed its Representatives to engage, in negotiations with TNK in good faith to amend this Agreement in such a manner that such TIL Superior Proposal ceases to constitute a TIL Superior Proposal; and (D) following the TIL Notice Period, the TIL Board shall have determined in good faith, taking into account any changes to this Agreement made or proposed in writing by TNK, that such TIL Superior Proposal continues to constitute a TIL Superior Proposal. With respect to any applicable TIL Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such TIL Superior Proposal following any applicable TIL Notice Period shall require a new written notice by the TIL Board and a new TIL Notice Period (provided that any such additional TIL Notice Period shall end three (3) Business Days following TNK’s receipt of such notice from TIL), and no such TIL Adverse Recommendation Change in connection with such TIL Superior Proposal may be made during any TIL Notice Period.

(c) Required Notices. TIL and the TIL Board shall not take any of the actions referred to in Section 6.4(b) unless TIL shall have first complied with the applicable requirements of this Section 6.4(c). TIL shall notify TNK promptly (but in no event later than 24 hours) after receipt by TIL (or any of its Representatives) of any TIL Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such TIL Acquisition Proposal and its proposed financing sources, and shall keep TNK reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such TIL Acquisition Proposal and TIL shall provide to TNK on a prompt basis (but in any event no later than 24 hours) copies of material correspondence and written materials sent or provided to TIL or any of its Subsidiaries or Representatives that describes the material terms or conditions of any TIL Acquisition Proposal. TIL shall also notify TNK promptly (but in no event later than 24 hours) after receipt by TIL of any request for non-public information relating to TIL or any of its Subsidiaries or for access to the business, properties, assets, books or records of TIL or any of its Subsidiaries by any Third Party that has informed TIL that it is considering making, or has made, a TIL Acquisition Proposal. TIL shall provide any such notice pursuant to this Section 6.4(c) orally and in writing.

(d) Definition of TIL Superior Proposal. For purposes of this Agreement with respect to a TIL Acquisition Proposal, “TIL Superior Proposal” means a bona fide, unsolicited written TIL Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of TIL Acquisition Proposal shall be deemed replaced with references to “50%”) that (i) the TIL Board determines in good faith, after considering the advice of its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, and (ii) the TIL Board determines in good faith, after considering the advice of its financial advisor would result in a transaction more favorable, from a financial point of view to TIL’s shareholders (other than TNK and its Affiliates) than the Merger provided hereunder, after taking into account (A) the legal, financial, regulatory or other aspects of such proposal, (B) the likelihood and timing of consummation (as compared to the transactions contemplated by this Agreement) and (C) any break-up fees, expense reimbursement provisions and conditions to consummation and (D) any amendment to this Agreement proposed by TNK pursuant to Section 6.4(b).

Section 6.5 No Solicitation by TNK.

(a) General Prohibitions. Subject to Section 6.5(b) after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, TNK and its Subsidiaries shall not (and TNK shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any TNK Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to TNK or any of its Subsidiaries or afford access to the business, properties, assets, books or records of TNK or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, a TNK Acquisition Proposal, (iii) fail to make, withdraw, modify or amend, in a manner adverse to TIL, the TNK Board Recommendation (or recommend a TNK Acquisition Proposal) (any of the foregoing in this clause (iii) with respect to TNK, an “TNK Adverse Recommendation Change”), or (iv) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a TNK Acquisition Proposal (other than a TNK Acceptable Confidentiality Agreement with a Third Party to whom TNK is permitted to provide information in accordance with Section 6.5(b)(i)). TNK and its Subsidiaries shall (and TNK shall use its reasonable best efforts to cause its or any of its Subsidiaries’ Representatives to) cease immediately any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any TNK Acquisition Proposal or efforts to obtain a TNK Acquisition Proposal.

(b) Exceptions.

(i) At any time prior to (but not at any time from or after) obtaining the TNK Shareholder Approvals, TNK, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written TNK Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 6.5(a), and (y) the TNK Board reasonably believes in good faith, after consulting with its outside legal and financial advisors, could reasonably be expected to lead to a TNK Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to TNK or any of its Subsidiaries pursuant to a TNK Acceptable Confidentiality Agreement with such Third Party, if, in the case of either clause (A) or (B), the TNK Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that to the extent such information provided or made available to such Third Party (1) is of a kind that would be Evaluation Material (as defined in the May 2 Confidentiality Agreement) if it had been previously provided to TIL and (2) has not previously been provided or made available to TIL, such information is provided or made available to TNK, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(ii) At any time prior to (but not at any time from or after) obtaining the TNK Shareholder Approvals, in response to a material fact, event, change, development, or set of circumstances (other than a TNK Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the TNK Board as of or prior to the date of this Agreement (such material fact, event, change, development or set of circumstances, a “TNK Intervening Event”) (provided that in no event shall any action taken by either Party pursuant to the affirmative covenants set forth in Section 8.1, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a TNK Intervening Event), if the TNK Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such TNK Intervening Event, the failure of the TNK Board to effect a TNK Adverse Recommendation Change is reasonably likely to be inconsistent with its fiduciary duties under applicable Law, the TNK Board may make a TNK Adverse Recommendation Change; provided, however, that TNK shall not exercise its right to make a TNK Adverse Recommendation Change pursuant to this Section 6.5(b)(ii) unless TNK has (A) provided to the Special Committee at least four (4) Business Days’ prior written notice advising the Special Committee that the TNK Board intends to take such action and specifying the facts underlying the TNK Board’s determination that a TNK Intervening Event has occurred, and the reasons for the TNK Adverse Recommendation Change, in reasonable detail, and (B) during such four (4) Business Day period, if requested by the Special Committee, engaged in good faith negotiations with the Special Committee to amend this Agreement in such a manner that obviates the need for a TNK Adverse Recommendation Change as a result of the TNK Intervening Event.

(iii) At any time prior to (but not at any time from or after) obtaining the TNK Shareholder Approvals, the TNK Board may, following receipt of and on account of a TNK Superior Proposal, make a TNK Adverse Recommendation Change in connection with such TNK Superior Proposal, if such TNK Superior Proposal did not result from a breach or violation of the provisions of this Section 6.5 and the TNK Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such TNK Superior Proposal, the failure of the TNK Board to effect a TNK Adverse Recommendation Change is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, however, the TNK Board shall not effect a TNK Adverse Recommendation Change in connection with a

TNK Superior Proposal unless (A) the TNK Board promptly notifies the Special Committee, in writing, at least four (4) Business Days (the “TNK Notice Period”) before making a TNK Adverse Recommendation Change, of its intention to take such action with respect to such TNK Superior Proposal, which notice shall state expressly that TNK has received a TNK Acquisition Proposal that the TNK Board has determined to be a TNK Superior Proposal and that the TNK Board intends to make a TNK Adverse Recommendation Change; (B) the TNK Board attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such TNK Superior Proposal; (C) during the TNK Notice Period, if requested by the Special Committee, the TNK Board has engaged, and has directed its Representatives to engage, in negotiations with the Special Committee in good faith to amend this Agreement in such a manner that such TNK Superior Proposal ceases to constitute a TNK Superior Proposal; and (D) following the TNK Notice Period, the TNK Board shall have determined in good faith, taking into account any changes to this Agreement made or proposed in writing by the Special Committee, that such TNK Superior Proposal continues to constitute a TNK Superior Proposal. With respect to any applicable TNK Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such TNK Superior Proposal following any applicable TNK Notice Period shall require a new written notice by the TNK Board and a new TNK Notice Period (provided that any such additional TIL Notice Period shall end three (3) Business Days following TNK’s receipt of such notice from TIL), and no such TNK Adverse Recommendation Change in connection with such TNK Superior Proposal may be made during any TNK Notice Period.

In addition, nothing contained in this Agreement shall prevent the TNK Board from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to a TNK Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.5; provided that any such action taken or statement made that relates to a TNK Acquisition Proposal shall be deemed to be a TNK Adverse Recommendation Change unless the TNK Board reaffirms the TNK Board Recommendation in such statement or in connection with such action, (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute a TNK Adverse Recommendation Change) or (iii) making any disclosure to the TNK shareholders if the TNK Board determines in good faith that the failure to make such disclosure is reasonably likely to be inconsistent with its fiduciary duties under applicable Law (including any legally required disclosure to shareholders with regard to the transactions contemplated by this Agreement or a TNK Acquisition Proposal).

(c) Required Notices. TNK and the TNK Board shall not take any of the actions referred to in Section 6.5(b) unless TNK shall have first complied with the applicable requirements of this Section 6.5(c). TNK shall notify TIL promptly (but in no event later than 24 hours) after receipt by TNK (or any of its Representatives) of any TNK Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such TNK Acquisition Proposal and its proposed financing sources, and shall keep TIL reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such TNK Acquisition Proposal and TNK shall provide to TIL on a prompt basis (but in any event no later than 24 hours) copies of material correspondence and written materials sent or provided to TNK or any of its Subsidiaries or Representatives that describes the material terms or conditions of any TNK Acquisition Proposal. TNK shall also notify TIL promptly (but in no event later than 24 hours) after receipt by TNK of any request for non-public information relating to TNK or any of its Subsidiaries or for access to the business, properties, assets, books or records of TNK or any of its Subsidiaries by any Third Party that has informed TNK that it is considering making, or has made, a TNK Acquisition Proposal. TNK shall provide any such notice pursuant to this Section 6.5(c) orally and in writing.

(d) Definition of TNK Superior Proposal. For purposes of this Agreement with respect to a TNK Acquisition Proposal, “TNK Superior Proposal” means a bona fide, unsolicited written TNK Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of TNK Acquisition Proposal shall be deemed replaced with references to “50%”) that (i) the TNK Board determines in good faith, after considering the advice of its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms and (ii) the TNK Board determines in good faith, after considering the advice of its financial advisor, would result in a transaction more favorable, from a financial point of view to TNK’s shareholders (other than TIL and its Affiliates) than the Merger provided hereunder, after taking into account (A) the legal, financial, regulatory or other aspects of such proposal, (B) the likelihood and timing of consummation (as compared to the transactions contemplated by this Agreement), (C) any break-up fees, expense reimbursement provisions and conditions to consummation and (D) any amendment to this Agreement proposed by TIL pursuant to Section 6.5(b).

Section 6.6 Oslo Delisting. Prior to the Closing Date, TIL shall cooperate with TNK and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of the OSE to enable the delisting by the Surviving Company of the TIL Common Stock from the OSE as promptly as practicable after the Effective Time. The Surviving Company shall use reasonable best efforts to cause the TIL Common Stock to no longer be quoted on the OSE as soon as practicable following the Effective Time.

Section 6.7 Litigation.

(a) From the date of this Agreement until the Effective Time, TIL shall promptly advise TNK of any pending or threatened Action involving TIL or any of the TIL Companies or any of their respective officers or directors relating to this Agreement or the transactions hereunder and shall keep TNK informed and consult with TNK regarding the status of the Action on an ongoing basis. TIL shall cooperate with and give TNK the opportunity to consult with respect to the defense or settlement of any such Action, and such settlement shall not be agreed to without the prior written consent of TNK (such consent not to be unreasonably withheld, conditioned or delayed).

(b) From the date of this Agreement until the Effective Time, TNK shall promptly advise TIL of any pending or threatened Action involving TNK or any of the TNK Companies or their respective officers or directors, relating to this Agreement or the transactions hereunder and shall keep TIL informed and consult with TIL regarding the status of the Action on an ongoing basis. TNK shall cooperate with and give TIL the opportunity to consult with respect to the defense or settlement of any such Action, and such settlement shall not be agreed to without the prior written consent of TIL (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VII

SEC FILINGS AND SHAREHOLDERS’ MEETINGS

Section 7.1 SEC Filings.

(a) As soon as reasonably practicable after the execution of this Agreement (but in any event no later than 45 days after the date of this Agreement), (i) TNK and TIL shall prepare a joint proxy statement relating to the TNK Shareholders’ Meeting and the TIL Shareholders’ Meeting and (ii) TNK and TIL shall jointly prepare and TNK shall file with the SEC a Registration Statement on Form F-4 (the “Registration Statement”) in connection with the registration under the 1933 Act of shares of TNK Class A Common Stock issuable in the Merger as Merger Consideration. The Joint Proxy Statement/Prospectus furnished to TIL’s shareholders in connection with the TIL Shareholders’ Meeting and to TNK’s shareholders in connection with the TNK Shareholders’ Meeting shall be included as part of the prospectus (the “Joint Proxy Statement/Prospectus”) forming part of the Registration Statement. Each Party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable efforts to cooperate with each other in connection with the preparation and filing of the Joint Proxy Statement/Prospectus and the Registration Statement. Each Party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to respond to any comments of the SEC, to cause the Registration Statement to be declared effective under the 1933

Act as soon as reasonably practicable after such filing and to continue to be effective as of the Effective Time, to take any necessary action and obtain all necessary state securities law or “Blue Sky” permits and approvals, if any, required to carry out the transactions contemplated by this Agreement in connection with the Registration Statement and to cause the Joint Proxy Statement/Prospectus to be mailed to TIL’s and TNK’s shareholders promptly after the Registration Statement is declared effective by the SEC, including providing all information about itself to the other Party as may be reasonably requested in connection with any such action.

(b) The information supplied by TIL, TNK and Merger Sub or any of their respective Affiliates for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by TIL, TNK and Merger Sub or any of their respective Affiliates for inclusion in the Joint Proxy Statement/Prospectus shall not, at the time the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the shareholders of TIL or TNK or at the time of the TIL Shareholders’ Meeting or the TNK Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time, any event occurs or either Party becomes aware of any information relating to either Party or its Subsidiaries or any of their respective officers or directors or Affiliates that should be described in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Registration Statement or any other related filings, the applicable Party shall inform the other Party promptly after becoming aware of such event or information and cooperate in filing with the SEC or its staff or any other Governmental Authority, and/or mailing to shareholders of TIL or TNK, as applicable, such amendment or supplement. The Parties shall cooperate and provide each other with a reasonable opportunity to review and comment on the Joint Proxy Statement/Prospectus, the Registration Statement, any related filings or amendment or supplement thereto and any responses or communications to the SEC staff or other Governmental Authority in connection therewith; provided that, with respect to documents filed by TNK that are incorporated by reference in the Joint Proxy Statement/Prospectus, or the Registration Statement, this right of review and comment by TIL shall apply only with respect to information relating to TIL or its business, financial condition or results of operations and information relating to the Merger and the other transactions and matters to be consummated or to occur, as the case may be, relating to the Merger.

(c) TNK shall advise TIL, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of shares of TNK Class A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(d) The Parties shall use their respective reasonable efforts to file as promptly as practicable all filings, notices, statements, registrations, submissions of information, applications and other documents, if any, required to be filed under Norwegian Law and OSE rules in order to consummate the transactions contemplated by this Agreement, including the Merger. The Parties shall comply with all applicable Norwegian Law and OSE requirements relating to this Agreement and the transactions contemplated by this Agreement, including the Merger.

Section 7.2 Shareholders’ Meetings. TIL shall, in accordance with the Marshall Islands Act and TIL Organizational Documents, duly call, give notice of and hold a meeting of TIL’s shareholders as promptly as practicable for the purpose of voting upon the approval of the Merger and the adoption of this Agreement (the “TIL Shareholders’ Meeting”). TNK shall, in accordance with the Marshall Islands Act and the TNK Organizational Documents, duly call, give notice of and hold a meeting of TNK’s shareholders as promptly as practicable for the purpose of approving the Charter Amendment (the “TNK Shareholders’ Meeting”). Each of TIL and TNK shall use its reasonable best efforts to hold these shareholders’ meetings on the same day as soon as practicable after the date on which the Registration Statement becomes effective, provided, however, that

(a) each Party may change the date of, postpone or adjourn its shareholder meeting (but not in any event to a date later than five Business Days prior to the End Date) to the extent that it has determined in good faith, after consultation with outside legal counsel and the other Party (and its outside counsel), that such change, postponement or adjournment is necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the applicable shareholders within a reasonable amount of time in advance of such shareholder meeting and (b) each Party may (and if the other Party so requests, such Party shall (it being understood and agreed that such Party is not obligated to change the date if so requested by the other Party more than two times) change the date of, postpone or adjourn its shareholder meeting (but not in any event to a date later than five Business Days prior to the End Date and provided that the Party does not set a new record date without the written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed)) if as of the time for which the shareholder meeting is scheduled (1) there are insufficient shares of common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the applicable shareholder meeting or (2) at such time the Party has not received proxies sufficient, when aggregated with the shares to be voted by Teekay and TNK, as applicable, to allow the receipt of the TIL Shareholder Approvals or TNK Shareholder Approvals, as the case may be, at the applicable shareholder meeting. Each of TIL and TNK shall include in the Joint Proxy Statement/Prospectus the recommendation of their respective boards of directors that (i) in the case of TIL, the TIL shareholders vote in favor of the approval of this Agreement and (ii) in the case of TNK, the TNK shareholders vote in favor of the Charter Amendment. Except to the extent there has been a TIL Adverse Recommendation Change in accordance with and subject to Section 6.4, TIL shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement (which shall include, for the avoidance of doubt, the hiring of a proxy solicitor) and shall take all other action necessary or advisable to secure the required vote of its shareholders. Except to the extent there has been a TNK Adverse Recommendation Change in accordance with and subject to Section 6.5, TNK shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the Charter Amendment (which shall include, for the avoidance of doubt, the hiring of a proxy solicitor) and shall take all other action necessary or advisable to secure the required vote of its shareholders. TIL agrees that its obligations to hold the TIL Shareholders’ Meeting pursuant to this Section 7.2 shall not be affected by the commencement, public proposal, public disclosure or communication to TIL of any TIL Acquisition Proposal or by the making of any TIL Adverse Recommendation Change. TNK agrees that its obligations to hold the TNK Shareholders’ Meeting pursuant to this Section 7.2 shall not be affected by the commencement, public proposal, public disclosure or communication to TNK of any TNK Acquisition Proposal or by the making of any TNK Adverse Recommendation Change.

ARTICLE VIII

OTHER COVENANTS OF THE PARTIES

Section 8.1 Regulatory Undertaking. Subject to the terms and conditions of this Agreement, the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement, including the Merger, including (a) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (b) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Merger; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by TIL, TNK or their respective Subsidiaries permitted by Section 6.4 or Section 6.5, as applicable. In furtherance and not in limitation of the foregoing, (i) each of TIL and TNK agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act (the “HSR Filings”) with respect to the Merger as soon as practicable after the date hereof, and to use its reasonable best efforts to supply as soon as practicable any additional information and documentary material that may be reasonably requested pursuant to the HSR Act and to take, or cause to be taken, all other actions consistent with this Section 8.1 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable (including by requesting early termination of the waiting period thereunder). Notwithstanding the foregoing, nothing in this Agreement shall require (or be deemed to require) TNK, Merger Sub or TIL to consent to any requirement, condition, limitation, understanding, agreement or order that would have, or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition or results of operations of the Surviving Company and its Subsidiaries, considered as a whole, following the Effective Time. Notwithstanding the foregoing, TNK, Merger Sub, TIL and their respective Subsidiaries shall not be required (and without the prior written consent of TNK, Merger Sub, and TIL shall not), take any action with respect to any order or any applicable Law or in order to obtain any approval which is not conditioned upon the consummation of the Merger.

Section 8.2 Certain Filings.

(a) The TNK and TIL shall cooperate with one another (i) in connection with the preparation of the Registration Statement, the Joint Proxy Statement/Prospectus, any other TNK Disclosure Documents and the HSR Filings, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Merger, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Joint Proxy Statement/Prospectus, any other TNK Disclosure Documents or the HSR Filings and seeking to timely obtain any such actions, consents, approvals or waivers.

(b) TIL and TNK shall each have a reasonable opportunity to review in advance and, to the extent practicable, each will consult with the other on and reasonably consider in good faith the views of the other in connection with, any filing made with, or written materials submitted to or other communication with any Governmental Authority in connection with the transactions contemplated by this Agreement, including the Merger (and to receive a copy of all documents and information submitted to such Governmental Authority). Subject to applicable Laws and as required by any Governmental Authority, and subject to reasonable restrictions limiting access to outside counsel, TIL and TNK each shall keep the other apprised on a current basis of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices, correspondence, or other communications received by TIL or TNK, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Authority with respect to the transactions contemplated by this Agreement, including the Merger. Neither TIL nor TNK shall permit any of its officers or any other Representatives or agents to participate in any meeting or engage in any substantive communication with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat. Each of TIL and TNK shall, to the extent practicable, give the other reasonable prior notice of any such meeting or communication and in the event one party is prohibited by Law or a Governmental Authority from participating in or attending any such meeting or engaging in any such communication, keep such party apprised on a current basis with respect thereto.

Section 8.3 Public Announcements. Subject to Section 6.4 and Section 6.5 hereof, TIL and TNK shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts (other than ordinary course communications with investors or analysts not occurring as a publicly announced event or presentation of such communications), with respect to this Agreement or the transactions contemplated by this Agreement, including the Merger. Except in respect of any public statement or press release as may be required by applicable Law or any listing agreement with or rule of any securities exchange or association, neither TNK nor TIL shall issue any such press release or make any such other public statement (including statements to the employees of any TIL Company or TNK Company, as the case may be, other than employees participating in the transactions contemplated by this Agreement), or schedule any such press conference or conference call without the consent of the other Party. Notwithstanding the foregoing, TIL each hereby consents to the filing of TNK’s Form 6-K on the date of this Agreement in the form previously provided by TNK to TIL; provided that TNK will provide TIL with a reasonable opportunity to review and comment on such Form 6-K.

Section 8.4 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of TIL or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of TIL or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of TIL and Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 8.5 Takeover Provision. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation of a Governmental Authority or provision of the articles of incorporation of TIL shall become applicable to the transactions contemplated by this Agreement, each of TIL, TNK and Merger Sub and the respective members of their boards of directors and the Special Committee shall, to the extent permitted by applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and therein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby and thereby.

Section 8.6 Notices of Certain Events. Each of TIL and TNK shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting any TIL Company or any TNK Company, as the case may be, that challenges this Agreement or the transactions contemplated hereby or, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

(d) any inaccuracy of any representation or warranty contained in this Agreement and known to such party at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Section 8.7 Indemnification and Insurance.

(a) From and after the Effective Time, TNK and the Surviving Company shall indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to Effective Time was, a director or officer of a TIL Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of a TIL Company or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of a TIL Company or taken at the request of a TIL Company (including in connection with serving at the request of a TIL Company as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the transactions contemplated by this Agreement), to the fullest extent that TIL would be required to indemnify the Indemnitees under the TIL Organizational Documents as of the date of this Agreement.

(b) Prior to the Effective Time, TIL shall, and if TIL is unable to, TNK shall cause the Surviving Company as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as TIL’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage no less favorable to the Indemnitees than TIL’s existing policies (including in connection with this Agreement or the transactions or actions contemplated hereby), provided, however, that in no event may TIL or the Surviving Company, as the case may be, expend in the aggregate for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by TIL for such insurance. If TIL and the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall, and TNK shall cause the Surviving Company to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage no less favorable to the Indemnitees than that provided in TIL’s existing policies as of the date of this Agreement, or the Surviving Company shall, and TNK shall cause the Surviving Company to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnitees as provided in TIL’s existing policies as of the date of this Agreement; provided, however, that in no event shall TNK or the Surviving Company be required to expend in the aggregate for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by TIL for such insurance; and, provided, further that if the annual premia of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) For a period of six years from the Effective Time, TNK shall not permit any amendments to the Surviving Company’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Company) that would adversely affect any right of a person who was or is a director or officer of TIL or its Subsidiaries at or prior to the Effective Time with respect to elimination of liability of directors, indemnification of directors, officers and employees and advancement of fees, costs and expenses under the TIL Organizational Documents. From and after the Effective Time, TNK shall cause the Surviving Company and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnitee in effect as of (and disclosed to TNK prior to) the date hereof, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnitee thereunder.

(d) The provisions of this Section 8.7 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her legal representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the TIL Companies Organizational Documents, by contract or otherwise. The obligations of TNK and the Surviving Company under this Section 8.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 8.7 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 8.7 applies shall be third-party beneficiaries of this Section 8.7).

(e) In the event that TNK, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of TNK or the Surviving Company shall assume all of the obligations thereof set forth in this Section 8.7.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the TIL Companies for any of their respective directors, officers or other employees, in being understood and agreed that the indemnification provided for in this Section  8.7 is not prior to or in substitution for any such claims under such policies.

Section 8.8 Exchange Listings. TNK shall use its reasonable best efforts to cause the shares of TNK Class A Common Stock issuable in the Merger to be approved for listing on NYSE, subject to official notice of issuance to NYSE, as promptly as practicable after the date hereof and in any event prior to the Closing Date, and TIL shall reasonably cooperate with TNK with respect to such approval.

Section 8.9 Voting. TNK covenants and agrees that, until the Effective Time or the earlier termination of this Agreement in accordance with its terms, (a) at the TIL Shareholders’ Meeting or any other meeting of the TIL shareholders, however called, TNK will vote, or cause to be voted, all shares of TIL Common Stock and TIL Preferred Stock then owned beneficially or of record by it or any of its Subsidiaries, as of the record date for such meeting, (i) in favor of (A) the approval of this Agreement (as it may be amended or otherwise modified from time to time) and the transactions contemplated hereby, including the Merger, (B) any other matter submitted by the Board to TIL’s shareholders in connection with the consummation of the transactions contemplated by this Agreement and (C) the approval of any actions required in furtherance of the foregoing; and (ii) against any action which is inconsistent with, or is intended or would reasonably be expected to impede, interfere with, delay, postpone, or adversely affect, the consummation of the Merger or any of the other matters contemplated by this Agreement; and (b) TNK shall not, and shall cause each of the TNK Subsidiaries not to, sell, transfer or otherwise dispose of any shares of TIL Common Stock or TIL Preferred Stock beneficially owned by it, other than (1) to any TNK Subsidiary that has agreed in writing (the form and substance of which is reasonably acceptable to TIL) to be bound by the terms of this Section 8.9 or (2) to any Affiliate of TNK (other than a TNK Subsidiary) that has agreed in writing (the form and substance of which is reasonably acceptable to TIL) to be bound by the terms of the Voting and Support Agreement.

Section 8.10 Board Observer.

(a) As of the Effective Time and until the earlier of (i) December 31, 2018 and (ii) the date of the first quarterly meeting of the TNK Board following the date on which the average of the closing price of a share of TNK Class A Common Stock for the immediately preceding fifteen (15) trading days is greater than the product of (A) 1.25 and (B) the closing price of a share of TNK Class A Common Stock on the trading day immediately prior to the date of this Agreement, and subject to the terms and conditions set forth in this Section 8.10, the Special Committee shall have the right to designate a single representative (the “Board Observer”) to attend all meetings of the TNK Board in an observer capacity. The Board Observer shall be determined as follows: (x) (1) the Special Committee may propose two candidates who are employees of any of TIL’s five largest shareholders (such five largest shareholders to be determined as of the date of this Agreement) to serve as the Board Observer (following consultation of the Special Committee with such of TIL’s large shareholders regarding such candidates as the Special Committee determines appropriate in its sole discretion) and (2) TNK shall choose, in its sole discretion but without unreasonable delay, one of the two such candidates proposed by the Special Committee to be the Board Observer to serve as the Board Observer commencing as of the Effective Time or (y) the Special Committee may propose one candidate who is not an employee of, or affiliated with, any of TIL’s five such largest shareholders to serve as the Board Observer commencing as of the Effective Time, subject to (1) TNK’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (2) TNK’s right to interview the candidate proposed by the Special Committee to be the Board Observer for the purpose of determining whether to grant such consent; provided that if TNK does not consent to the candidate proposed by the Special Committee pursuant to clause (y), the Special Committee may continue to propose candidates to serve as the Board Observer pursuant to clause (x) or clause (y) until TNK chooses or consents to one such Board Observer candidate in accordance with the terms of this Section 8.10(a). In the event that the Board Observer resigns, dies or is otherwise unwilling or unable to continue to serve as the Board Observer, the Special Committee may nominate replacements to serve as the Board Observer following the procedures set forth in the immediately preceding sentence. Notwithstanding the foregoing, TNK shall have no obligation to select or consent to, as applicable, a Board Observer that (A) is affiliated with a competitor of TNK or (B) has been convicted of a felony involving (i) moral turpitude or (ii) a violation of federal, state or foreign securities laws.

(b) The Board Observer will not constitute a director of the TNK Board and will not be entitled to vote on, or consent to, any matters presented to the TNK Board, and will not be counted towards a quorum. For the avoidance of doubt, TNK’s failure to comply with any of the provisions set forth in this Section 8.10 will not in any way affect the validity of any actions of the TNK Board. TNK will (i) give the Board Observer written notice of each meeting of the TNK Board at the same time and in the same manner as notice is given to members of the TNK Board, (ii) provide the Board Observer with copies of all written materials and other information at the same time such materials and information are furnished to members of the TNK Board, (iii) provide the Board Observer with the same right to attend (whether in person or by telephone or other means of electronic communication) such meetings as is given to the members of the TNK Board, (iv) provide the Board Observer with the same opportunity as the members of the TNK Board to request additional information regarding TNK and communicate with and receive information from members of TNK management and (v) provide the Board Observer information regarding all committees of the Board that the Board Observer reasonably requests. As a condition to TNK’s obligations hereunder, the Board Observer will agree to enter into, comply with, and be bound by, in all respects, the terms and conditions of a Board Observer Agreement in substantially the form attached hereto as Exhibit A (the “Board Observer Agreement”). The Board Observer Agreement will be provided to the Board Observer within two days of his or her selection or approval, as applicable, and the Board Observer will have all of the rights and privileges provided for under this Section 8.10 and the Board Observer Agreement upon his or her execution and delivery of the Board Observer Agreement to TNK. Notwithstanding any rights to be granted or provided to the Board Observer hereunder, the TNK Board may exclude the Board Observer from access to any materials or attendance at any meeting or portion thereof if and to the extent that the TNK Board is advised by outside counsel that (i) such access or attendance is reasonably likely to result in the loss of the attorney-client privilege between TNK or any of its Subsidiaries and their respective counsel, (ii) such withholding or exclusion is required for TNK or its Subsidiaries to comply with any applicable Law or (iii) there is an actual or potential conflict of interest between TNK and/or any of its Subsidiaries, on the one hand, and the Board Observer and/or its Affiliates, on the other hand; provided, however, that TNK will use its reasonable best efforts to provide the Board Observer with access to such materials or other information to the fullest extent possible in a manner that does not have the effects described in clauses (i), (ii) and (iii). TNK shall (1) compensate the Board Observer in the same amount and at the same times as it compensates the members of the TNK Board (provided that (x) the Board Observer shall receive the entire value of its compensation in the form of cash and (y) the Board Observer shall be compensated pro rata for any service performed prior to a payment date if the Board Observer is no longer serving in such position as of such payment date), (2) reimburse such Board Observer for all of his or her of reasonable out-of-pocket expenses incurred by the Board Observer in connection with his or her attendance at meetings of the TNK Board (in accordance with the terms of TNK’s travel and expense policy for TNK directors), (3) maintain a D&O Insurance policy for the Board Observer with benefits and levels of coverage no less favorable to the Board Observer than the D&O Insurance policy applicable to the members of the TNK Board, and (4) indemnify and hold harmless such Board Observer in accordance with and pursuant to the Board Observer Agreement. For the avoidance of doubt, the Board Observer shall cease to serve in such capacity upon the date that the Special Committee no longer has a right to designate a Board Observer pursuant to Section 8.10(a) of this Agreement.

(c) The provisions of this Section 8.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Board Observer and each member of the Special Committee. The obligations of TNK and the Surviving Company under this Section 8.10 shall not be terminated or modified in such a manner as to adversely affect the rights of the Board Observer, the Special Committee or the members of the Special Committee unless (x) such termination or modification is required by applicable Law or (y) the Board Observer and the members of the Special Committee shall have consented in writing to such termination or modification (it being expressly agreed that the Board Observer and the members of the Special Committee shall be third-party beneficiaries of this Section 8.10). For the avoidance of doubt, the members of the Special Committee may enforce the provisions of this Section 8.10 following the Effective Time (even though the Special Committee shall have ceased to exist at such time), and at the Effective Time the rights of the Special Committee under this Section 8.10 shall become the personal rights of the former members of the Special Committee, provided, however, that the members of the Special Committee and the Board Observer may not assign, delegate or otherwise transfer any of its rights or obligations under this Section 8.10 without the prior written consent of TNK.

Section 8.11 Directors. Unless otherwise requested in writing by TNK, TIL shall use reasonable best efforts to obtain the resignation of all of the members of the TIL Board who are in office immediately prior to the Effective Time (and if requested in writing by TNK, TIL shall use reasonable best efforts to obtain the resignation of any members of the board of directors (or any equivalent body) of any of the Subsidiaries of TIL), which resignations shall be effective at, and conditioned upon the occurrence of, the Effective Time. TIL will cooperate with TNK to provide that the individuals that TNK may designate prior to the Effective Time to serve as members of the board of directors of the Surviving Company or the board of directors (or any equivalent body) of any Subsidiary of TIL, shall be appointed as directors of TIL or directors (or such equivalent positions) of any such designated Subsidiary, in each case effective immediately following, and conditioned upon the occurrence of, the Effective Time.

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to effect the Merger are subject to the satisfaction of the following conditions:

(a) the TIL Shareholder Approvals and the TNK Shareholder Approvals shall have been obtained, and the Charter Amendment filed with and accepted by the Registrar of Corporations of the Republic of the Marshall Islands;

(b) no material applicable Law preventing or prohibiting the consummation of the Merger shall be in effect;

(c) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated;

(d) the Registration Statement shall have been declared effective by the SEC under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC; and

(e) the shares of TNK Class A Common Stock to be issued in connection with the Merger as Merger Consideration shall have been approved for listing on the NYSE, subject to the completion of the Merger and notice of issuance.

Section 9.2 Conditions to Obligations of TIL. The obligations of TIL to effect the Merger are further subject to the satisfaction by TNK of the following conditions:

(a) (i) the representations and warranties of TNK contained in Section 5.1, Section 5.2 and Section 5.4 of this Agreement (disregarding all materiality and TNK Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) all of the other representations and warranties of TNK contained in this Agreement (disregarding all materiality and TNK Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a TNK Material Adverse Effect;

(b) TNK shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(c) from the date hereof and through the Closing Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a TNK Material Adverse Effect; and

(d) TNK shall have delivered to TIL as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of TNK to the effect that the conditions set forth in clauses (a), (b) and (c) of this Section 9.2 have been satisfied as of the Closing Date.

Section 9.3 Conditions to Obligations of TNK. The obligations of TNK to effect the Merger are further subject to the satisfaction by TIL of the following conditions:

(a) (i) the representations and warranties of TIL contained in Section 4.1, Section 4.2 and Section 4.4 of this Agreement (disregarding all materiality and TIL Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) all of the other representations and warranties of TIL contained in this Agreement (disregarding all materiality and TIL Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a TIL Material Adverse Effect;

(b) TIL shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(c) from the date hereof through the Closing Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a TIL Material Adverse Effect; and

(d) TIL shall have delivered to TNK as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of TIL to the effect that the conditions set forth in clauses (a), (b) and (c), of this Section 9.3 have been satisfied;

(e) provided, however, that TIL will be deemed to have satisfied the conditions set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(c), as applicable, if the failure of any of such conditions to be satisfied (x) other than in the case of Section 9.3(b), was Known to TNK prior to the date of this Agreement or (y) resulted from or arose out of the performance by the Manager, or the failure of the Manager to perform, under the Management Agreement.

ARTICLE X

TERMINATION; AMENDMENT; WAIVER

Section 10.1 Termination. This Agreement may be terminated any time prior to the Effective Time:

(a) by mutual written agreement of TIL and TNK duly authorized by the TIL Board and the TNK Board;

(b) by either Party, if the Effective Time shall not have occurred on or before February 28, 2018 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c) by either Party if there shall be any material applicable Law that prohibits or prevents TNK or TIL from consummating the Merger, the Charter Amendment or the other transactions contemplated by this Agreement and such prohibition shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, such prohibition;

(d) by TIL, if TNK shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of TNK shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.2 (such circumstance, a “Material TNK Breach”), and such Material TNK Breach cannot be or, to the extent curable by TNK, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving by TIL of written notice to TNK of such breach or failure;

(e) by TNK, if TIL shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of TIL shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.3 (such circumstance, a “Material TIL Breach”), and such Material TIL Breach cannot be or, to the extent curable by TIL, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving by TNK of written notice to TIL of such breach or failure;

(f) by TNK, prior to the receipt of the TIL Shareholder Approvals, if (i) a TIL Adverse Recommendation Change shall have occurred, whether or not permitted under this Agreement; or (ii) the TIL Board fails publicly to reaffirm the TIL Board Recommendation within five Business Days of receipt of a written request by TNK or Merger Sub to provide such reaffirmation following a TIL Acquisition Proposal;

(g) by either TNK or TIL, if TIL fails to obtain the TIL Shareholder Approvals at the TIL Shareholders’ Meeting or any adjournment or postponement thereof (in which case TIL shall reimburse TNK the amounts due pursuant to Section 11.4(b) in accordance with the terms specified therein);

(h) by TIL, prior to the receipt of the TNK Shareholder Approvals, if (i) a TNK Adverse Recommendation Change shall have occurred, whether or not permitted under this Agreement; or (ii) the TNK Board fails to publicly reaffirm the TNK Board Recommendation within five Business Days of receipt of a written request by TIL to provide such reaffirmation following a TNK Acquisition Proposal; or

(i) by either TIL or TNK, if TNK fails to obtain the TNK Shareholder Approvals at the TNK Shareholders’ Meeting or any adjournment or postponement thereof (in which case TNK shall reimburse TIL the amounts due pursuant to Section 11.4(b) in accordance with the terms specified therein).

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give written notice of such termination to the other Party.

Section 10.2 Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, except as provided in this Section 10.2 and Section 11.4 and except with respect to the requirement to comply with the March 21 Confidentiality Agreement and the May 2 Confidentiality Agreement, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to the other Party; provided that if such termination shall result from the intentional breach by a Party of its obligations hereunder or intentional fraud, such Party shall be fully liable for any and all liabilities and damages incurred or suffered by the other Party as a result of such failure. The parties acknowledge and agree that liabilities and damages payable by TNK or Merger Sub to TIL in an action brought by TIL under this Section 10.2 in respect of intentional breach or intentional fraud shall include the benefits of the transaction contemplated by this Agreement lost by the holders of the shares of TIL Common Stock, which shall be deemed to be damages of TIL. For purposes hereof, an “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching Party, or the failure by the breaching Party to take an act it is required to take under this Agreement, when the breaching Party knew that the taking of, or the failure to take, such act would, or would be reasonably be expected to, result in a breach of this Agreement. The provisions of this Section 10.2 and Article XI (and any related definitions contained in any such Sections or Article) shall survive any termination hereof pursuant to Section 10.1.

ARTICLE XI

MISCELLANEOUS

Section 11.1 No Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time. The covenants and agreements of the Parties (including the Surviving Company after the Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

Section 11.2 Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including digital transmission) and shall be given,

if to TNK, to:

Teekay Tankers Ltd.

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

Attention: Edith Robinson

Email: Edie.Robinson@teekay.com

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

666 Fifth Avenue

26th Floor

New York, NY 10103-0040

Attention: Michael J. Swidler / Simon N. Rootsey

Email: mswidler@velaw.com / srootsey@velaw.com

if to TIL, to:

Tanker Investments Ltd.

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

Attention: Alan C. Carr / Scott Gayton / Adrian Dirassar

Email: acarr@drivetrainadvisors.com / Scott.Gayton@teekay.com /

Adrian.Dirassar@teekay.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Attention: John Evangelakos / Audra D. Cohen

Email: evangelakosj@sullcrom.com / cohena@sullcrom.com

or to such other address or email address as such Party may hereafter specify for the purpose by notice to the other Parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to the local close of business of the recipient on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 11.3 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided that (i) after the TNK Shareholder Approvals has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of TNK under the Marshall Islands Act unless such amendment is made subject to such shareholder approval and (ii) after the TIL Shareholder Approvals have been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of TIL under the Marshall Islands Act unless such amendment is made subject to such shareholder approval.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 11.4 Expenses; Termination Fee.

(a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

(b) Expense Reimbursement. If this Agreement is terminated by TIL pursuant to Section 10.1(h) [TNK Adverse Recommendation Change] or by either TIL or TNK pursuant to Section 10.1(i) [No TNK Shareholder Approval], then TNK shall reimburse TIL within two Business Days of such termination in immediately available funds for all documented out-of-pocket costs and expenses reasonably incurred by TIL in connection with this Agreement and the transactions contemplated hereby, subject to a cap of $2,000,000 in the aggregate (the “Expense Cap”). If this Agreement is terminated by TNK pursuant to Section 10.1(f) [TIL Adverse

Recommendation Change] or by either TNK or TIL pursuant to Section 10.1(g) [No TIL Shareholder Approval], then TIL shall reimburse TNK within two Business Days of such termination in immediately available funds for all documented out-of-pocket costs and expenses reasonably incurred by TNK in connection with this Agreement and the transactions contemplated hereby, subject to the Expense Cap.

(c) TNK Termination Fee.

(i) If this Agreement is terminated by TIL pursuant to Section 10.1(h) [TNK Adverse Recommendation Change], then TNK shall pay to TIL in immediately available funds the TNK Termination Fee within two Business Days after such termination. “TNK Termination Fee” means $7,500,000.

(ii) If this Agreement is terminated by TIL or TNK pursuant to (A) (1) Section 10.1(b) [End Date], provided that the TNK Shareholder Approvals shall not have been obtained at the TNK Shareholders’ Meeting (including any adjournment or postponement thereof), or (2) Section 10.1(i) [No TNK Shareholder Approval] and: (B)(1) prior to such termination, a TNK Acquisition Proposal shall have been publicly disclosed and not withdrawn; and (2) within twelve months following the date of such termination of this Agreement TNK shall have entered into a definitive agreement with respect to any TNK Acquisition Proposal, or any TNK Acquisition Proposal shall have been consummated (in each case whether or not such TNK Acquisition Proposal is the same as the original TNK Acquisition Proposal made, communicated or publicly disclosed), then TNK shall pay to TIL by wire transfer of immediately available funds, immediately prior to and as a condition to consummating such transaction, the TNK Termination Fee (it being understood that for all purposes of this Section 11.4(c)(ii), all references in the definition of TNK Acquisition Proposal to 15% shall be deemed to be references to “more than 50%” instead).

(d) TIL Termination Fee.

(i) If this Agreement is terminated by TNK pursuant to Section 10.1(f) [TIL Adverse Recommendation Change], then TIL shall pay to TNK in immediately available funds the TIL Termination Fee within two Business Days after such termination. “TIL Termination Fee” means $5,000,000.

(ii) If this Agreement is terminated by TIL or TNK pursuant to (A) (1) Section 10.1(b) [End Date], provided that the TIL Shareholder Approvals shall not have been obtained at the TIL Shareholders’ Meeting (including any adjournment or postponement thereof), or (2) Section 10.1(g) [No TIL Shareholder Approval] and: (B)(1) prior to such termination, a TIL Acquisition Proposal shall have been publicly disclosed and not withdrawn; and (2) within twelve months following the date of such termination of this Agreement TIL shall have entered into a definitive agreement with respect to any TIL Acquisition Proposal, or any TIL Acquisition Proposal shall have been consummated (in each case whether or not such TIL Acquisition Proposal is the same as the original TIL Acquisition Proposal made, communicated or publicly disclosed), then TIL shall pay to TNK by wire transfer of immediately available funds, immediately prior to and as a condition to consummating such transaction, the TIL Termination Fee (it being understood that for all purposes of this Section 11.4(d)(ii), all references in the definition of TIL Acquisition Proposal to 15% shall be deemed to be references to “more than 50%” instead).

(iii) Other Costs and Expenses. The Parties acknowledge that the agreements contained in this Section 11.4 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if a Party fails to promptly pay any amount due pursuant to this Section 11.4, it shall also pay any costs and expenses incurred by the other Party in connection with a legal action to enforce the obligation to pay such amounts, that results in a judgment against the other Party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the prime rate published in The Wall Street Journal from the date such fee, cost or expense was required to be paid to (but excluding) the payment date. The Parties acknowledge and agree that (a) in no event shall TIL be obligated to pay the TIL Termination Fee on more than one occasion and (b) in no event shall TNK be obligated to pay the TNK Termination Fee on more than one occasion.

(e) Each of the Parties agree that, upon any termination of this Agreement under circumstances where a Termination Fee is payable by the other Party pursuant to this Section and such Termination Fee is paid in full, such Party shall be precluded from any other remedy against the other Party, at law or in equity or otherwise (except for any expenses payable pursuant to Section 11.4(b) and liability of such Party in the case of intentional fraud or an intentional breach of any covenant, agreement or obligation), and such Party shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby (except for any expenses payable pursuant to Section 11.4(b) and liability in the case of intentional fraud or an intentional breach of any covenant, agreement or obligation).

Section 11.5 Disclosure Letters. The Parties agree that any reference in a particular Section of the TIL Disclosure Letter or TNK Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent. The mere inclusion of an item in the TIL Disclosure Letter or TNK Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a TIL Material Adverse Effect or TNK Material Adverse Effect, as applicable.

Section 11.6 Waiver. Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the TNK Shareholders’ Meeting, TNK (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of TIL, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of TIL or with any conditions to TNK’s own obligations. Any agreement on the part of TNK (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of TNK by its duly authorized officer. Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the TIL Shareholders’ Meeting, TIL may (a) extend the time for the performance of any of the covenants, obligations or other acts of TNK, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of TNK, or with any conditions to TIL’s own obligations. Any agreement on the part of TIL to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of TIL by its duly authorized officer. The failure or delay of any Party to this Agreement to assert any of its rights or remedies under this Agreement or otherwise will not constitute a waiver of such rights or remedies. The waiver of any such right or remedy with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right or remedy will be deemed an ongoing right or remedy that may be asserted at any time and from time to time.

Section 11.7 Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without giving effect to any choice of Law or conflict of Laws provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except to the extent that the Laws of the Marshall Islands are mandatorily applicable to the Merger.

Section 11.8 Jurisdiction. EACH OF THE PARTIES CONSENTS TO THE JURISDICTION OF THE DELAWARE COURT OF CHANCERY OR, IF THE DELAWARE COURT OF CHANCERY LACKS JURISDICTION, IN ANY FEDERAL OR OTHER STATE COURT LOCATED IN THE STATE OF DELAWARE AND ANY APPELLATE COURT THEREFROM LOCATED IN THE STATE OF DELAWARE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS

AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED BY THE PARTIES THAT 6 DEL. C. SECTION 2708 SHALL APPLY TO THIS AGREEMENT.

Section 11.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (4) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.9.

Section 11.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission constitutes effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement. Signatures of the Parties transmitted by facsimile or electronic transmission will be deemed to be their original signatures for any purpose whatsoever.

Section 11.11 Entire Agreement. This Agreement (including any exhibits hereto), the TIL Disclosure Letter, the TNK Disclosure Letter, the March 21 Confidentiality Agreement and the May 2 Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.

Section 11.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 11.13 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the Parties shall be entitled to an injunction or injunctions (without any requirement to secure or post a bond) to prevent any breach or threatened breach of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Delaware Court of Chancery or in any federal or state court located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity. Each Party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other Party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 11.14 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 11.15 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.16 Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Except as provided in Section 8.7 and Section 8.10, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

(b) No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party, except that TNK or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and, after the Effective Time, to any Person; provided, however, that (i) TNK guarantees all obligations of any such assignee under this Agreement and such assignment will not relieve TNK or Merger Sub of their obligations under this Agreement, (ii) any such assignment will not enlarge, alter or change any obligation of TIL under this Agreement, and (iii) any such assignment will not prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the TIL shareholders under this Agreement. Any purported assignment in violation of this Agreement is void.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized directors as of the date first above written.

TEEKAY TANKERS LTD.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Corporate Secretary

ROYAL 2017 LTD.

By:	/s/ Edith Robinson
Name:	Edith Robison
Title:	President and Secretary

TANKER INVESTMENTS LTD.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

Appendix B

September 14, 2017

Tanker Investments Ltd.

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

Re: Agreement and Plan of Merger, dated as of May 31, 2017 (the “Merger Agreement”), between Teekay Tankers Ltd. (“TNK”), Royal 2017 Ltd. (“Merger Sub”), and Tanker Investments Ltd. (“TIL”).

Ladies and Gentlemen:

This letter agreement (the “Letter Agreement”) relates to the above referenced Merger Agreement, which TNK, Merger Sub and TIL (collectively, the “Parties”) desire to amend as provided herein and in accordance with Section 11.3 of the Merger Agreement. In addition, pursuant to Section 6.2(b) of the Merger Agreement, TNK desires to obtain the written consent of TIL to enter into a Voting and Support Agreement, substantially in the form attached hereto as Exhibit A (the “Voting and Support Agreement”), pursuant to which, among other things, TNK would be required to (a) adopt a share repurchase program covering up to $45 million (based on market prices at the time of repurchase) in shares of TNK Class A Common Stock as provided pursuant to the Voting and Support Agreement (the “Share Repurchase Program”) and (b) revise the Charter Amendment to (i) increase the number of authorized shares of TNK Class A Common Stock from 200 million shares to 285 million shares and (ii) increase the number of authorized shares of TNK capital stock from 400 million shares to 485 million shares. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Merger Agreement.

1.	Consent. TIL hereby consents to (a) TNK entering into the Voting and Support Agreement and consummating the transactions contemplated thereby, and (b) TNK acquiring shares of TNK Class A Common Stock under the Share Repurchase Program.

2.	Amendment to the Merger Agreement. For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree that this Letter Agreement will amend the Merger Agreement as follows:

a.	The Recitals are hereby amended by deleting the number “600,000,000” from clause (ii)(1) of the fifth whereas clause and substituting in lieu thereof the number “485,000,000”.

b.	The Recitals are hereby amended by deleting the number “400,000,000” from clause (ii)(2) of the fifth whereas clause and substituting in lieu thereof the number “285,000,000”.

3.	Miscellaneous. Except as expressly provided in this Letter Agreement, all of the terms and provisions of the Merger Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the Parties. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “the Agreement,” “hereunder,” “herein” or words of like import will mean and be a reference to the Merger Agreement as amended by this Letter Agreement. The provisions of this Letter Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. Sections 11.3, 11.7, 11.8, 11.9, 11.10, 11.14 and 11.16 of the Merger Agreement will apply mutatis mutandis to this Letter Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Letter Agreement to be duly executed by their respective authorized directors as of the date first above written.

TEEKAY TANKERS LTD.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Corporate Secretary

ROYAL 2017 LTD.

By:	/s/ Edith Robinson
Name:	Edith Robison
Title:	President and Secretary

TANKER INVESTMENTS LTD.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Corporate Secretary

Signature Page to the Letter Agreement

Exhibit A

Voting and Support Agreement

See attached.

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of September 14, 2017, by and among Huber Capital Management, LLC, a Delaware limited liability company (“HCM”), Joseph R. Huber (“Mr. Huber” and together with HCM, “Huber”), and Teekay Tankers Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TNK”).

RECITALS

WHEREAS, as of the date hereof, Huber is either (i) the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act, with alternative grammatical forms such as “beneficially owning” having the same meaning) or (ii) the legal owner of record, and in each case has voting power over, such number of shares of Class A common stock, par value $0.01 per share, of TNK (the “TNK Common Stock”) and shares of common stock, par value $0.001 per share, of Tanker Investments Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TIL”), as is indicated on Schedule A attached hereto.

WHEREAS, on May 31, 2017, TNK, Royal 2017 Ltd., a corporation incorporated in the Republic of the Marshall Islands and a direct wholly owned subsidiary of TNK (“Merger Sub”), and TIL, entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) that, among other things, provides for the merger of Merger Sub with and into TIL, with TIL being the surviving entity in such merger (the “Merger”).

WHEREAS, as an inducement for TNK to take certain actions set forth on Schedule B, Huber agrees to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

“Covered Shares” shall mean the Covered TIL Shares and the Covered TNK Shares.

“Covered TIL Shares” shall mean all shares of TIL Common Stock over which Huber has sole voting authority as of the date hereof, and any additional shares of TIL Common Stock of which Huber may acquire beneficial or record ownership with sole voting authority after the date hereof and through the Expiration Time.

“Covered TNK Shares” shall mean all shares of TNK Common Stock over which Huber has sole voting authority as of the date hereof, and any additional shares of TNK Common Stock of which Huber may acquire beneficial or record ownership with sole voting authority after the date hereof and through the Expiration Time.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiration Time” shall mean the earliest to occur of: (a) the date that the TNK Shareholder Approvals and the TIL Shareholder Approvals have been obtained; (b) the Effective Time; (c) such date and time as the Merger Agreement shall be validly terminated pursuant to Article X thereof; (d) such date of any material modification, waiver, or amendment of the Merger Agreement that materially and adversely affects the consideration payable to shareholders of TIL pursuant to the Merger Agreement; or (e) the mutual written agreement to terminate this Agreement by the parties hereto.

“Transfer” shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any option or other Contract, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement), (b) the deposit of such Covered Shares into a voting trust, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney (other than this Agreement) with respect to such Covered Shares, (c) entry into any hedge, swap or other transaction or Contract that is designed to (or is reasonably expected to lead to or result in) a transfer of the economic consequences of ownership of any Covered Shares, whether any such transaction is to be settled by delivery of Covered Shares, in cash or otherwise (d) any direct or indirect sharing of voting power with respect to any shares of TNK Common Stock or TIL Common Stock that otherwise would constitute Covered TNK Shares or Covered TIL Shares, respectively, or (e) any Contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d) above.

2. Agreement Not to Transfer the Covered Shares.

2.1 No Transfer of Covered Shares. Until the earlier of the Expiration Time or February 28, 2018, Huber agrees not to Transfer or cause or permit the Transfer of any Covered Shares provided, however, that Huber may Transfer or cause or permit the Transfer of any Covered Shares in connection with (a) the cessation or pending cessation of any investment advisory relationship pursuant to which Huber holds such Covered Shares for the benefit of an investment advisory client and which cessation was not initiated, directly or indirectly, by Huber; or (b) Transfers (i) reasonably necessitated by a bona fide request by a client (which request was not initiated, directly or indirectly, by Huber) for whom Huber holds Covered Shares (such as a redemption, withdrawal, or reallocation request) or (ii) otherwise reasonably required by applicable law, guidelines or restrictions of such clients. Huber may also Transfer or cause to permit the Transfer of any Covered Shares to any Affiliate of Huber who has agreed in writing (the form and substance of which is reasonably acceptable to TNK) to be bound the terms of this Agreement. Any Transfer or attempted Transfer of any Covered Shares not related to the above exceptions would be in violation of this Section 2.1 unless pursuant to prior written consent of TNK (such consent to be granted or withheld in the sole discretion of TNK, as applicable).

2.2 Update of Beneficial Ownership Information. Until the Expiration Time, promptly following the written request of TNK, or upon Huber’s acquisition of beneficial or record ownership and voting authority of additional shares of TNK Common Stock or TIL Common Stock after the date hereof, Huber shall send to TNK a written notice setting forth the number of Covered Shares beneficially owned by Huber where Huber has sole voting authority and indicating the capacity in which such Covered Shares are owned.

3. Agreement to Vote the Covered Shares.

3.1 Until the Expiration Time, (x) at every meeting of TNK’s shareholders at which any of the following matters are to be voted on (whether annual or special and at every adjournment or postponement thereof), and on any action or approval of TNK’s shareholders by written consent with respect to any of the following matters, Huber shall vote (including via proxy) the Covered TNK Shares, and (y) Huber shall (1) use commercially reasonable efforts to encourage the record holders and other beneficial owners of all shares of TNK Common Stock owned of record or beneficially by Huber but which do not constitute Covered TNK Shares to vote (including via proxy), and (2) recommend that such holders and owners vote such other TNK Common Stock at any such meeting of TNK’s shareholders and on any action or approval of TNK’s shareholders by written consent with respect to any of the following matters:

(a) in favor of the Charter Amendment pursuant to the provisions of this agreement;

(b) against (A) any TNK Acquisition Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the

Merger Agreement and (B) any other action, agreement or proposal that is expressly intended or that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

(c) in favor of any proposal to adjourn or postpone a TNK shareholder meeting to a later date if there are not sufficient votes for the approval of the Charter Amendment; and

(d) in favor of the approval of any actions required in, or facilitating the, furtherance of the foregoing clauses (a), (b) or (c) above.

3.2 Until the Expiration Time, at every meeting of TNK’s shareholders (whether annual or special and at every adjournment or postponement thereof), Huber shall be represented in person or by proxy at such meeting in order for the Covered TNK Shares to be counted as present for purposes of establishing a quorum.

3.3 Huber shall execute and deliver (or cause the holders of record to execute and deliver), within a reasonable timeframe of receipt, any proxy card or voting instructions form it receives that is sent to the TNK shareholders by or on behalf of TNK soliciting proxies with respect to any matter described in Section 3.1, which shall be voted in the manner described in Section 3.1. Huber shall promptly confirm to TNK (and provided reasonable evidence of) such execution and delivery of such proxy card or voting instructions.

3.4 Until the Expiration Time, (x) at every meeting of TIL’s shareholders at which any of the following matters are to be voted on (whether annual or special and at every adjournment or postponement thereof), and on any action or approval of TIL’s shareholders by written consent with respect to any of the following matters, Huber shall vote (including via proxy) the Covered TIL Shares, and (y) Huber shall (1) use commercially reasonable efforts to encourage the record holders and other beneficial owners of all shares of TIL Common Stock owned of record or beneficially by Huber but which do not constitute Covered TIL Shares to vote (including via proxy) and (2) recommend that such holders and owners vote such other TIL Common Stock at any such meeting of TIL’s shareholder and on any action or approval of TIL’s shareholders by written consent with respect to any of the following matters:

(a) in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger;

(b) against (i) any TIL Acquisition Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (ii) any other action, agreement or proposal that is expressly intended or that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

(c) in favor of any proposal to adjourn or postpone a TIL shareholder meeting to a later date if there are not sufficient votes for the approval of the Merger Agreement; and

(d) in favor of the approval of any actions required in, or facilitating the, furtherance of the foregoing clauses (a), (b) or (c) above.

3.5 Until the Expiration Time, at every meeting of TIL’s shareholders (whether annual or special and at every adjournment or postponement thereof), Huber shall be represented in person or by proxy at such meeting in order for the Covered TIL Shares to be counted as present for purposes of establishing a quorum.

3.6 Huber shall execute and deliver, within a reasonable timeframe, any proxy card or voting instructions form it receives that is sent to the TIL shareholders by or on behalf of TIL soliciting proxies with respect to any matter described in Section 3.4, which shall be voted in the manner described in Section 3.4. Huber shall promptly confirm to TNK (and provided reasonable evidence of) such execution and delivery of such proxy card or voting instructions.

4. Agreement to Take Certain Action. TNK agrees to take the actions set forth on Schedule B. For avoidance of doubt, any failure (a) by TNK to complete the actions set forth in Schedule B or (b) by Huber of its obligations under this Agreement will be regarded as a material breach of this Agreement, and all parties agree that such failure shall, as applicable, relieve Huber of any of Huber’s obligations hereunder or TNK of any of its obligations hereunder. The parties further agree that the occurrence of the Expiration Time shall have no effect on TNK’s obligation to take the actions set forth in Schedule B (except as set forth therein). Notwithstanding the foregoing, TNK will have no obligation to take or maintain any of the actions set forth on Schedule B if Huber’s obligations under this Agreement are terminated due to a material modification, waiver, or amendment of the Merger Agreement that materially and adversely affects the consideration payable to shareholders of TIL pursuant to the Merger Agreement.

5. No Legal Action. Huber shall not, and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal, or proceeding that (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (b) alleges that the execution and delivery of this Agreement by Teekay Tankers (or its performance hereunder) breaches any fiduciary duty of the TNK Board (or any member thereof) or the TIL Board (or any member thereof).

6. Notice of Certain Events. Huber shall notify TNK in writing promptly of (a) any fact, event or circumstance that would constitute a breach of the representations and warranties of Huber under this Agreement or (b) the receipt by Huber of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement.

7. Non-Disparagement. From the date hereof through the earlier of the Expiration Time (where “Expiration Time” is modified to exclude clause (a) from the definition thereof) or February 28, 2018, Huber shall not make, and shall cause its respective affiliates and its and their respective principals, directors, shareholders, members, general partners, officers and employees not to make, any public statements or announcements that disparage or criticize (or that might reasonably be construed to be derogatory or critical of, or negative toward) TNK, TIL, their respective businesses or any current or former directors, officers or employees of TNK or TIL; provided, however, that this provision shall not restrict the ability of any person to (i) comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over the party from whom information is sought or (ii) make private statements to directors of the TNK Board or the TIL Board or employees of TNK or TIL in a manner in which public dissemination of such statements would not be reasonably anticipated.

8. Representations and Warranties of Huber. Each of HCM and Mr. Huber hereby represents and warrants that:

8.1 Due Authority. Each of HCM and Mr. Huber has the full power and capacity to make, enter into and carry out the terms of this Agreement. HCM is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Huber’s obligations hereunder and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each of HCM and Mr. Huber and constitutes a valid and binding obligation of each of HCM and Mr. Huber enforceable against it (or him) in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

8.2 Ownership of the Covered Shares. (a) Each of HCM and Mr. Huber is the beneficial or record owner of, and has sole voting power over, the Covered Shares set forth under Schedule A hereto. Each of HCM and Mr. Huber has full power of disposition, full power to issue instructions with respect to the matters set forth herein, and full power to agree to all of the matters set forth in this Agreement, in each case with respect to the Covered Shares set forth under such shareholder’s name in Schedule A hereto. Each of HCM and Mr. Huber has not entered into, and is not subject to, any agreement regarding the Transfer of any Covered Shares. As of the date hereof, Huber does not own, beneficially or of record, any shares of TNK Common Stock or other voting shares TNK (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of TNK Common Stock or other voting shares of TNK) other than the shares of TNK Common Stock set forth on Schedule A. As of the date hereof, Huber does not own, beneficially or of record, any shares of TIL Common Stock or other voting shares of TIL (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of TIL Common Stock or other voting shares of TIL) other than the shares of TIL Common Stock set forth on Schedule A.

8.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by Huber does not, and the performance by Huber of its obligations under this Agreement and the compliance by Huber with any provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to Huber, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Covered Shares beneficially owned by Huber pursuant to, any Contract or obligation to which Huber is a party or is subject.

(b) No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to Huber in connection with the execution and delivery of this Agreement or its consummation of the transactions contemplated hereby.

8.4 Absence of Litigation. There are no legal actions, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature pending against, or, to the knowledge of Huber, threatened against or affecting Huber that could reasonably be expected to materially impair or materially adversely affect the ability of Huber to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

9. Representations and Warranties of TNK. TNK hereby represents and warrants that:

9.1 Due Authority. TNK has the full power and capacity to make, enter into and carry out the terms of this Agreement. TNK is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of TNK’s obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by TNK and constitutes a valid and binding obligation of TNK enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

9.2 No Conflict; Consents.

(a) The execution and delivery of this Agreement by TNK does not, and the performance by TNK of its obligations under this Agreement and the compliance by TNK with the provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to TNK, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which TNK is a party or by which TNK is subject.

(b) No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental

Authority or any other Person, is required by or with respect to TNK in connection with the execution and delivery of this Agreement or the consummation by TNK of the transactions contemplated hereby.

10. Miscellaneous.

10.1 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in TNK any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Huber, and TNK shall not have any authority to direct Huber in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

10.2 Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the TNK Common Stock or TIL Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “TNK Common Stock,” “TIL Common Stock,” “TNK Covered Shares,” “TIL Covered Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

10.4 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense except as provided for in Schedule B attached.

10.5 Notices. All notices, requests and other communications to any party hereto hereunder shall be in writing (including digital transmission) and shall be given to the addresses listed below or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to the local close of business of the recipient on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

(i)	if to Huber, to:

Huber Capital Management, LLC

Attn: Gary Thomas

2321 Rosecrans Ave., Suite 3245

El Segundo, CA 90245

Email: GaryT@hubercap.com

(ii)	if to TNK, to:

Teekay Tankers Ltd.

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

Attention: Edith Robinson

Email: Edie.Robinson@teekay.com

with a copy to (which shall not be considered notice):

Vinson & Elkins L.L.P.

666 Fifth Avenue

26th Floor

New York, NY 10103-0040

Attention: Michael J. Swidler / Simon N. Rootsey

Email: mswidler@velaw.com / srootsey@velaw.com

10.6 Jurisdiction; Waiver of Jury.

(a) EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF THE DELAWARE COURT OF CHANCERY OR, IF THE DELAWARE COURT OF CHANCERY LACKS JURISDICTION, IN ANY FEDERAL OR OTHER STATE COURT LOCATED IN THE STATE OF DELAWARE AND ANY APPELLATE COURT THEREFROM LOCATED IN THE STATE OF DELAWARE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED BY THE PARTIES THAT 6 DEL. C. SECTION 2708 SHALL APPLY TO THIS AGREEMENT.

(b) EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (4) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6(b).

10.7 Documentation and Information. Until the Expiration Time, Huber consents to and authorizes the publication and disclosure by TNK of Huber’s identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Charter Amendment. Until the Expiration Time, TNK shall provide legal counsel to Huber with a reasonable opportunity to review and comment on drafts of such disclosure documents with respect to references to Huber contained therein prior to the filing or public disclosure of such disclosure documents.

10.8 Specific Performance. Each of the parties hereto agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Delaware Court of Chancery or in any federal or state court located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

10.9 Entire Agreement. This Agreement contains the entire agreement between TNK and Huber with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

10.10 Reliance. Huber understands and acknowledges that TNK is taking the actions contemplated by Section 4 of this Agreement in reliance upon Huber’s execution and delivery of this Agreement.

10.11 Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

10.12 Interpretation. For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: 1. the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; 2. where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; 3. the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; 4. when a reference is made in this Agreement to a Section without reference to a document, such reference is to a Section to this Agreement; 5. a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; 6. the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; 7. a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; 8. a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; 9. all accounting terms used and not defined herein have the respective meanings given to them under GAAP; 10. any references in this Agreement to “dollars” or “$” shall be to U.S. dollars; and (xi) the word “Subsidiary” when used in this Agreement will be deemed to include a direct or indirect Subsidiary of a Person.

10.13 Assignment. The provisions of this Agreement shall be binding upon and shall insure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign, delegate or otherwise transfer (whether by operation of Law or otherwise) any of its rights or obligations under this Agreement without the prior written consent of each other party hereto. Any such purported assignment, delegation or other transfer made without such prior written consent will be null and void.

10.14 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

10.15 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

10.16 Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without giving effect to any choice of Law or conflict of Laws provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered on the date and year first above written.

HUBER CAPITAL MANAGEMENT LLC

By:
Name:	Joseph R. Huber
Title:	Chief Executive Officer

JOSEPH R. HUBER

By:

TEEKAY TANKERS LTD.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

SCHEDULE A

Huber Covered Shares

Covered TNK Shares	Huber has sole voting authority of 8,711,310 shares of TNK Class A Common Stock

Covered TIL Shares	None Held

Additional TNK Shares

TNK Common Stock	5,813,250 shares of TNK Class A Common Stock owned of record or beneficially by Huber but which do not constitute Covered TNK Shares.

SCHEDULE B

Certain Actions by TNK

1.	For a period of five years commencing on the effective date of the Merger, TNK will not enter into any related party transactions with Teekay Corporation or any of its subsidiaries (other than TNK and TNK’s subsidiaries) relating to the purchase or sale of vessels.

2.	Before the corresponding proposal is submitted to a vote of TNK shareholders, TNK will revise the Charter Amendment to provide for an amendment to TNK’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of Teekay Tankers Class A Common Stock from 200,000,000 to no more than 285,000,000, with a corresponding increase in the number of authorized shares of capital stock from 400,000,000 to no more than 485,000,000.

3.	TNK will adopt a share repurchase program covering $45 million (based on market prices at the time of repurchase) in shares of TNK’s Class A Common Stock. Any purchases under such repurchase plan shall be subject to the discretion of the TNK Board and management and applicable limitations under applicable corporate law and any contractual limitations and obligations.

4.	TNK will reimburse Huber for certain reasonable and documented legal fees relating to this agreement and its requests under its Schedule 13D filed with the SEC on June 20, 2017 and such filing, in an amount up to $25,000.

Appendix C

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of May 31, 2017, by and among Teekay Corporation, a Marshall Islands corporation (“Teekay”), Teekay Holdings Limited, a Bermuda company and a wholly owned subsidiary of Teekay (“THL”), Teekay Finance Limited, a Bermuda company and a wholly owned subsidiary of THL (“TFL” and, together with Teekay and THL, “TK”), Tanker Investments Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TIL”), and Teekay Tankers Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TNK”).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, TNK, Royal 2017 Ltd., a corporation incorporated in the Republic of the Marshall Islands and a direct wholly owned subsidiary of TNK (“Merger Sub”), and TIL are entering into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) that, among other things, provides for the merger of Merger Sub with and into TIL, with TIL being the surviving entity in such merger (the “Merger”).

WHEREAS, as of the date hereof, TK is either (i) the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act, with alternative grammatical forms such as “beneficially owning” having the same meaning) or (ii) the legal owner of record, and in each case has voting power over, such number of shares of common stock, par value $0.001 per share, of TIL (the “TIL Common Stock”), shares of Series A-1 preferred stock, par value $0.001 per share (the “TIL Series A-1 Preferred Stock”), and shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of TNK (collectively, the “TNK Common Stock”) as is indicated on Schedule A attached hereto;

WHEREAS, as an inducement for TIL and TNK to enter into the Merger Agreement, TK agrees to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

“Covered Shares” shall mean the Covered TIL Shares and the Covered TNK Shares.

“Covered TIL Shares” shall mean all shares of TIL Common Stock and TIL Series A-1 Preferred Stock that TK owns, beneficially or of record as of the date hereof, and any additional shares of TIL Common Stock and TIL Series A-1 Preferred Stock that TK may acquire beneficial or record ownership after the date hereof.

“Covered TNK Shares” shall mean all shares of TNK Common Stock that TK owns, beneficially or of record as of the date hereof, and any additional shares of TNK Common Stock that TK may acquire beneficial or record ownership after the date hereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiration Time” shall mean the earlier to occur of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be validly terminated pursuant to Article X thereof.

“Transfer” shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any option or other Contract, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement), (b) the deposit of such Covered Shares into a voting trust, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney (other than this Agreement) with respect to such Covered Shares, (c) entry into any hedge, swap or other transaction or Contract that is designed to (or is reasonably expected to lead to or result in) a transfer of the economic consequences of ownership of any Covered Shares, whether any such transaction is to be settled by delivery of Covered Shares, in cash or otherwise or (d) any Contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b) or (c) above. Notwithstanding the foregoing, no “Transfer” shall be deemed to have occurred with respect to the Transfer of the shares of TNK Class A Common Stock owned by TFL pursuant to the terms of the TNK Security Agreements described on Schedule A hereto.

2. Agreement Not to Transfer the Covered Shares.

2.1 No Transfer of Covered Shares. Until the Expiration Time, TK agrees not to Transfer or cause or permit the Transfer of any Covered Shares, other than with the prior written consent of TIL (such consent to be granted or withheld in the sole discretion of TIL, as applicable), provided, however, that TK may Transfer or cause or permit the Transfer of any Covered Shares to any Affiliate of TK who has agreed in writing (the form and substance of which is reasonably acceptable to TIL) to be bound the terms of this Agreement. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2.1 shall be null and void and of no effect whatsoever.

2.2 Update of Beneficial Ownership Information. Promptly following the written request of TIL or TNK, or upon TK’s acquisition of beneficial or record ownership of additional shares of TIL Common Stock, TIL Series A-1 Preferred Stock or TNK Common Stock after the date hereof, TK shall send to TIL and TNK a written notice setting forth the number of Covered Shares beneficially owned by TK and indicating the capacity in which such Covered Shares are owned.

3. Agreement to Vote the Covered TIL Shares.

3.1 Until the Expiration Time, at every meeting of TIL’s shareholders at which any of the following matters are to be voted on (whether annual or special and at every adjournment or postponement thereof), and on any action or approval of TIL’s shareholders by written consent with respect to any of the following matters, TK shall vote (including via proxy) the Covered TIL Shares (or cause the holder of record on any applicable record date to vote (including via proxy) the Covered TIL Shares):

(a) in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger;

(b) against (i) any TIL Acquisition Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (ii) any other action, agreement or proposal that is expressly intended or that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

(c) in favor of any other matter submitted to TIL’s shareholders in connection with the consummation of the transactions contemplated by the Merger Agreement, including, for the avoidance of doubt,

any proposal to adjourn or postpone a TIL shareholder meeting to a later date if there are not sufficient votes for the approval of the Merger Agreement; and

(d) in favor of the approval of any actions required in, or facilitating the, furtherance of the foregoing clauses (a), (b) or (c) above.

3.2 Until the Expiration Time, at every meeting of TIL’s shareholders (whether annual or special and at every adjournment or postponement thereof) TK shall be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered TIL Shares to be counted as present for purposes of establishing a quorum.

3.3 TK shall execute and deliver (or cause the holders of record to execute and deliver), within three Business Days of receipt, any proxy card or voting instructions form it receives that is sent to the TIL shareholders by or on behalf of TIL soliciting proxies with respect to any matter described in Section 3.1, which shall be voted in the manner described in Section 3.1, subject to Section 3.5. TK shall promptly confirm to TNK (and provided reasonable evidence of) such execution and delivery of such proxy card or voting instructions.

3.4 Without limiting the obligations of TK under this Agreement, each of Teekay, THL and TFL, to the fullest extent permitted by Law, hereby irrevocably appoints as its proxy and attorney-in-fact William Hung, Scott Gayton and Edith Robinson, Alan Carr, Timothy Gravely and Øivind Solvang, and any individual who shall hereafter succeed to any such officer of TIL or member of the Special Committee, as applicable, and each of them individually, with full power of substitution, to vote the Covered TIL Shares in accordance with this Agreement, in the event TK fails to be counted as present or fails to vote all of the Covered TIL Shares in accordance with this Agreement. This proxy is coupled with an interest and shall be irrevocable, and TK shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by TK with respect to the Covered TIL Shares. Notwithstanding anything to the contrary in this Agreement, the proxy granted by this Section 3.4 shall terminate and be of no further force and effect at the Expiration Time.

3.5 Notwithstanding the foregoing and subject to Section 13.17, if the TIL Board makes a TIL Adverse Recommendation Change in accordance with Section 6.4 of the Merger Agreement, then the obligation of TK to vote the Covered TIL Shares in accordance with this Section 3 will no longer exist and TK, in its sole discretion, shall be entitled to vote all of its Covered TIL Shares in any manner it chooses, which shares of TIL Common Stock and TIL Series A-1 Preferred Stock will no longer be subject to the irrevocable proxy set forth in Section 3.4 above.

4. Agreement to Vote the Covered TNK Shares.

4.1 Until the Expiration Time, at every meeting of TNK’s shareholders at which any of the following matters are to be voted on (whether annual or special and at every adjournment or postponement thereof), and on any action or approval of TNK’s shareholders by written consent with respect to any of the following matters, TK shall vote (including via proxy) the Covered TNK Shares (or cause the holder of record on any applicable record date to vote (including via proxy) the Covered TNK Shares):

(a) in favor of the Charter Amendment;

(b) against (A) any TNK Acquisition Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (B) any other action, agreement or proposal that is expressly intended or that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

(c) in favor of any other matter submitted to TNK’s shareholders in connection with the consummation of the transactions contemplated by the Merger Agreement, including, for the avoidance of doubt,

any proposal to adjourn or postpone a TNK shareholder meeting to a later date if there are not sufficient votes for the approval of the Charter Amendment; and

(d) in favor of the approval of any actions required in, or facilitating the, furtherance of the foregoing clauses (a), (b) or (c) above.

4.2 Until the Expiration Time, at every meeting of TNK’s shareholders (whether annual or special and at every adjournment or postponement thereof), TK shall be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered TNK Shares to be counted as present for purposes of establishing a quorum.

4.3 TK shall execute and deliver (or cause the holders of record to execute and deliver), within three Business Days of receipt, any proxy card or voting instructions form it receives that is sent to the TNK shareholders by or on behalf of TNK soliciting proxies with respect to any matter described in Section 4.1, which shall be voted in the manner described in Section 4.1. TK shall promptly confirm to TIL (and provided reasonable evidence of) such execution and delivery of such proxy card or voting instructions.

4.4 Without limiting the obligations of THL under this Agreement, THL, to the fullest extent permitted by Law, hereby irrevocably appoints as its proxy and attorney-in-fact William Hung, Scott Gayton and Edith Robinson, Alan Carr, Timothy Gravely and Øivind Solvang, and any individual who shall hereafter succeed to any such officer of TIL or member of the Special Committee, and each of them individually, with full power of substitution, to vote the Covered TNK Shares set forth under such stockholder’s name in Schedule A hereto and held of record by such stockholder in accordance with this Agreement, in the event THL fails to be counted as present or fails to vote all of such shares in accordance with this Agreement. This proxy is coupled with an interest and shall be irrevocable, and THL shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by THL with respect to the Covered TNK Shares set forth under such stockholder’s name in Schedule A hereto. Notwithstanding anything to the contrary in this Agreement, the proxy granted by this Section 4.4 shall terminate and be of no further force and effect at the Expiration Time. Each of TFL and THL, in each case with respect to the Covered TNK Shares set forth under such stockholder’s name in Schedule A hereto and held in a brokerage account by such stockholder, and upon the request of TIL, will use reasonable efforts to grant a proxy to William Hung, Scott Gayton and Edith Robinson, Alan Carr, Timothy Gravely and Øivind Solvang, and any individual who shall hereafter succeed to any such officer of TIL or member of the Special Committee, to vote the Covered TNK Shares that are set forth under such stockholder’s name in Schedule A hereto and held in a brokerage account by such stockholder in accordance with this Agreement, or to otherwise provide TIL with valid and binding authority to vote such shares in the manner provided in this Agreement, in the event TFL or THL fails to be counted as present or fails to vote such shares in accordance with this Agreement.

5. No Solicitation.

5.1 Until the Expiration Time, TK shall not, and shall direct its Representatives not to, directly or indirectly, take any of the actions set forth in clauses (i) through (iv) of Section 6.4(a) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). TK shall, and shall direct and use reasonable best efforts to cause, its Representatives to, immediately cease any activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted before the date of this Agreement with respect to any TIL Acquisition Proposal or efforts to obtain a TIL Acquisition Proposal. In addition, TK agrees to be subject to Section 6.4(c) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) as if TK were “TIL” thereunder (including with respect to the obligations to notify TNK promptly (but in no event later than 24 hours) after receipt of any TIL Acquisition Proposal (or any changes or proposed changes to the material terms of any TIL Acquisition Proposal) and to otherwise keep TNK reasonably informed on a current basis of the status of any such TIL Acquisition Proposal (including by providing copies of material correspondence and written materials sent or provided to TIL or any of its Subsidiaries or Representatives that describe the material terms or conditions of any TIL Acquisition Proposal).

5.2 Notwithstanding Section 5.1 above, solely to the extent TIL is permitted, pursuant to Section 6.4(b)(i) of the Merger Agreement, to have discussions or negotiations with a person making a TIL Acquisition Proposal, TK and its Representatives shall be permitted, if and solely to the extent TIL determines to involve TK in such discussions or negotiations, to participate in such discussions or negotiations with such person making such TIL Acquisition Proposal, subject to compliance by TK with the last sentence of Section 5.1 above.

5.3 Until the Expiration Time, TK shall not, and shall direct its Representatives not to, directly or indirectly, take any of the actions set forth in clauses (i) through (iv) of Section 6.5(a) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). TK shall, and shall direct and use reasonable best efforts to cause, its Representatives to, immediately cease any activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted before the date of this Agreement with respect to any TNK Acquisition Proposal or efforts to obtain a TNK Acquisition Proposal. In addition, TK agrees to be subject to Section 6.5(c) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) as if TK were “TNK” thereunder (including with respect to the obligations to notify TIL promptly (but in no event later than 24 hours) after receipt of any TNK Acquisition Proposal (or any changes or proposed changes to the material terms of any TNK Acquisition Proposal) and to otherwise keep TIL reasonably informed on a current basis of the status of any such TNK Acquisition Proposal (including by providing copies of material correspondence and written materials sent or provided to TNK or any of its Subsidiaries or Representatives that describe the material terms or conditions of any TNK Acquisition Proposal).

5.4 Notwithstanding Section 5.3 above, solely to the extent TNK is permitted, pursuant to Section 6.5(b) of the Merger Agreement, to have discussions or negotiations with a person making a TNK Acquisition Proposal, TK and its Representatives shall be permitted to participate in such discussions or negotiations with such person making such TNK Acquisition Proposal, subject to compliance by TK with the last sentence of Section 5.3 above.

6. No Legal Action. TK shall not, and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal, or proceeding that (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (b) alleges that the execution and delivery of this Agreement by TK (or its performance hereunder) breaches any fiduciary duty of the TIL Board or the TNK Board (or any member thereof) or any duty that TK has (or may be alleged to have) to TIL, TNK or to the other beneficial owners or holders of record of the TIL Common Stock, TIL Series A-1 Preferred Stock or the TNK Common Stock.

7. Fiduciary Duties. Nothing in this Agreement shall restrict or affect any action or inaction of TK’s or its Affiliates’ designees serving on the TNK Board and the TIL Board, acting in such person’s capacity as a director of TNK or director of TIL, as applicable, including complying, subject to the provisions of the Merger Agreement, with his or her fiduciary obligations as a director of TNK or director of TIL, as applicable. Each of Teekay, THL and TFL is entering into this Agreement solely in its capacity as the beneficial owner or record holder of the Covered Shares set forth under such stockholder’s name in Schedule A hereto. No action or inaction taken or failed to be taken by any of TK’s designees serving on the TNK Board and the TIL Board in such capacity as a director shall be deemed to constitute a breach of this Agreement.

8. Notice of Certain Events. TK shall notify both TNK and TIL in writing promptly of (a) any fact, event or circumstance that would constitute a breach of the representations and warranties of TK under this Agreement or (b) the receipt by TK of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement.

9. Representations and Warranties of TK. TK hereby represents and warrants that:

9.1 Due Authority. Each of Teekay, THL and TFL has the full power and capacity to make, enter into and carry out the terms of this Agreement and, in the case of THL, to grant the irrevocable proxy as set forth in Sections 3 and 4 hereof. Each of Teekay, THL and TFL is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of TK’s obligations hereunder and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each of Teekay, THL and TFL and constitutes a valid and binding obligation of each of Teekay, THL and TFL enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

9.2 Ownership of the Covered Shares. (a) Each of Teekay, THL and TFL is the beneficial or record owner of, and has sole voting power over, the Covered Shares set forth under such stockholder’s name in Schedule A hereto, free and clear of any and all Liens, other than those Liens created by this Agreement or as disclosed on Schedule A. Each of Teekay, THL and TFL has full power of disposition, full power to issue instructions with respect to the matters set forth herein, and full power to agree to all of the matters set forth in this Agreement, in each case with respect to the Covered Shares set forth under such stockholder’s name in Schedule A hereto. TK has not entered into, and is not subject to, any agreement regarding the Transfer of any Covered Shares, other than the Lien disclosed on Schedule A. As of the date hereof, TK does not own, beneficially or of record, any shares of TIL Common Stock, TIL Series A-1 Preferred Stock or TNK Common Stock or other voting shares of TIL or TNK (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of TIL Common Stock, TIL Series A-1 Preferred Stock, TNK Common Stock or other voting shares of TIL or TNK) other than (i) the shares of TIL Common Stock, TIL Series A-1 Preferred Stock and TNK Common Stock set forth on Schedule A and (ii) the TIL Warrants issued to TK.

9.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by TK does not, and the performance by TK of its obligations under this Agreement and the compliance by TK with any provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to TK, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Covered Shares beneficially owned by TK pursuant to, any Contract or obligation to which TK is a party or is subject.

(b) No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to TK in connection with the execution and delivery of this Agreement or its consummation of the transactions contemplated hereby.

9.4 Absence of Litigation. There are no legal actions, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature pending against, or, to the knowledge of TK, threatened against or affecting TK that could reasonably be expected to materially impair or materially adversely affect the ability of TK to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

10. Representations and Warranties of TIL. TIL hereby represents and warrants that:

10.1 Due Authority. TIL has the full power and capacity to make, enter into and carry out the terms of this Agreement. TIL is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of TIL’s obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by TIL and constitutes a valid and binding obligation of TIL enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

10.2 No Conflict; Consents.

(a) The execution and delivery of this Agreement by TIL does not, and the performance by TIL of its obligations under this Agreement and the compliance by TIL with the provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to TIL, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which TIL is a party or by which TIL is subject.

(b) No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to TIL in connection with the execution and delivery of this Agreement or the consummation by TIL of the transactions contemplated hereby.

11. Representations and Warranties of TNK. TNK hereby represents and warrants that:

11.1 Due Authority. TNK has the full power and capacity to make, enter into and carry out the terms of this Agreement. TNK is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of TNK’s obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by TNK and constitutes a valid and binding obligation of TNK enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

11.2 No Conflict; Consents.

(a) The execution and delivery of this Agreement by TNK does not, and the performance by TNK of its obligations under this Agreement and the compliance by TNK with the provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to TNK, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which TNK is a party or by which TNK is subject.

(b) No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to TNK in connection with the execution and delivery of this Agreement or the consummation by TNK of the transactions contemplated hereby.

12. Additional Agreements.

12.1 TIL Preferred Stock. Teekay expressly consents to the cancelation and treatment of the TIL Preferred Stock as set forth in Section 3.1(c) of the Merger Agreement.

12.2 TIL Warrants. THL expressly consents to the cancelation and treatment of the TIL Warrants as set forth in Section 3.1(d) of the Merger Agreement.

12.3 Regulatory Filings. Teekay agrees to use its reasonable best efforts to (a) prepare and file as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, including making an appropriate filing of a Notification and Report Form pursuant to the HSR Act, in each case necessary, proper or advisable under applicable Law for TIL and TNK to consummate the transactions contemplated by the Merger Agreement, including the Merger, (b) take, or cause to be taken, all other actions consistent with clause (a) necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable (including by requesting early termination of the waiting period thereunder) and (c) supply to TIL and TNK as soon as practicable any additional information and documentary material that may be reasonably requested pursuant to the HSR Act or in connection with the filings contemplated by clause (a). Teekay also agrees to cooperate with TNK and TIL in connection with the preparation of the HSR Filings.

13. Miscellaneous.

13.1 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in TIL or TNK any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to TK, and neither TIL nor TNK shall have any authority to direct TK in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

13.2 Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the TIL Common Stock, TIL Series A-1 Preferred Stock and TNK Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “TIL Common Stock,” “TIL Series A-1 Preferred Stock,” “TNK Common Stock,” “Covered TIL Shares,” “Covered TNK Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

13.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

13.4 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

13.5 Notices. All notices, requests and other communications to any party hereto hereunder shall be in writing (including digital transmission) and shall be given to the addresses listed below or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to the local close of business of the recipient on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

(i)	if to Teekay, THL or TFL, to:

Teekay Corporation

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

Attention: Arthur Bensler

Email: Art.Bensler@teekay.com

(ii)	if to TNK, to:

Teekay Tankers Ltd.

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

Attention: Edith Robinson

Email: Edie.Robinson@teekay.com

with a copy to (which shall not be considered notice):

Vinson & Elkins L.L.P.

666 Fifth Avenue

26th Floor

New York, NY 10103-0040

Attention: Michael J. Swidler / Simon N. Rootsey

Email: mswidler@velaw.com / srootsey@velaw.com

(iii)	if to TIL, to:

Tanker Investments Ltd.

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

Attention: Alan C. Carr / Scott Gayton / Adrian Dirassar

Email: acarr@drivetrainadvisors.com / Scott.Gayton@teekay.com

            Adrian.Dirassar@teekay.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Attention: John Evangelakos / Audra D. Cohen

Email: evangelakosj@sullcrom.com / cohena@sullcrom.com

13.6 Jurisdiction; Waiver of Jury.

(a) EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF THE DELAWARE COURT OF CHANCERY OR, IF THE DELAWARE COURT OF CHANCERY LACKS JURISDICTION, IN ANY FEDERAL OR OTHER STATE COURT LOCATED IN THE STATE OF DELAWARE AND ANY APPELLATE COURT THEREFROM LOCATED IN THE STATE OF DELAWARE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED BY THE PARTIES THAT 6 DEL. C. SECTION 2708 SHALL APPLY TO THIS AGREEMENT.

(b) EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (4) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.6(b).

13.7 Documentation and Information. TK consents to and authorizes the publication and disclosure by TIL and TNK of TK’s identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Charter Amendment. If requested by TK, TIL and TNK shall provide legal counsel to TK with a reasonable opportunity to review and comment on drafts of such disclosure documents with respect to references to TK contained therein prior to the filing or public disclosure of such disclosure documents.

13.8 Specific Performance. Each of the parties hereto agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Delaware Court of Chancery or in any federal or state court located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

13.9 Entire Agreement. This Agreement contains the entire agreement between TIL, TNK and TK with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

13.10 Reliance. TK understands and acknowledges that TNK, Merger Sub and TIL are entering into the Merger Agreement in reliance upon TK’s execution and delivery of this Agreement.

13.11 Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

13.12 Interpretation. For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to a Section without reference to a document, such reference is to a Section to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (x) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars; and (xi) the word “Subsidiary” when used in this Agreement will be deemed to include a direct or indirect Subsidiary of a Person.

13.13 Assignment. The provisions of this Agreement shall be binding upon and shall insure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign, delegate or otherwise transfer (whether by operation of Law or otherwise) any of its rights or obligations under this Agreement without the prior written consent of each other party hereto. Any such purported assignment, delegation or other transfer made without such prior written consent will be null and void.

13.14 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

13.15 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

13.16 Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without giving effect to any choice of Law or conflict of Laws provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

13.17 Termination. This Agreement shall automatically terminate without further action by any of the parties hereto as of the Expiration Time. Upon termination of this Agreement, all obligations of the parties hereto under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability for any willful and material misrepresentation or willful and material breach of this Agreement prior to such termination.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered on the date and year first above written.

TEEKAY CORPORATION

By:	/s/ Arthur Bensler
Name:	Arthur Bensler
Title:	Executive Vice President, Corporate Secretary and General Counsel

TEEKAY HOLDINGS LIMITED

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	President

TEEKAY FINANCE LIMITED

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	President

TANKER INVESTMENTS LTD.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Corporate Secretary

TEEKAY TANKERS LTD.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Corporate Secretary

[Signature Page to Voting and Support Agreement]

SCHEDULE A

Covered Shares

	Teekay Holdings Limited	Teekay Finance Limited
Covered TIL Shares	2,500,000 shares of TIL Common Stock 1 share of TIL Series A-1 Preferred Stock

Covered TNK Shares

2,555,172 shares of TNK Class A Common Stock, of which 2,155,172 shares are held of record and 400,000 shares are held in a brokerage account

37,007,981 Shares of TNK Class B Common Stock, all of which are held of record

16,754,474 shares of TNK Class A Common Stock, all of which are held in a brokerage account

These 16,754,474 shares of TNK Class A Common Stock are pledged by TFL pursuant to that Pledge and Security Agreement, dated December 21, 2012, as amended (the “Pledge and Security Agreement”), and the Margin Loan Agreement, dated as of December 21, 2012, by and among TFL, as borrower, the lenders party thereto and Citibank, N.A., as administrative agent, as amended (the “Margin Loan Agreement”).

The Pledge and Security Agreement and the Margin Loan Agreement are collectively referred to as the “TNK Security Agreements”).

Appendix D

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of September 14, 2017, by and among Huber Capital Management, LLC, a Delaware limited liability company (“HCM”), Joseph R. Huber (“Mr. Huber” and together with HCM, “Huber”), and Teekay Tankers Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TNK”).

RECITALS

WHEREAS, as of the date hereof, Huber is either (i) the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act, with alternative grammatical forms such as “beneficially owning” having the same meaning) or (ii) the legal owner of record, and in each case has voting power over, such number of shares of Class A common stock, par value $0.01 per share, of TNK (the “TNK Common Stock”) and shares of common stock, par value $0.001 per share, of Tanker Investments Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TIL”), as is indicated on Schedule A attached hereto.

WHEREAS, on May 31, 2017, TNK, Royal 2017 Ltd., a corporation incorporated in the Republic of the Marshall Islands and a direct wholly owned subsidiary of TNK (“Merger Sub”), and TIL, entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) that, among other things, provides for the merger of Merger Sub with and into TIL, with TIL being the surviving entity in such merger (the “Merger”).

WHEREAS, as an inducement for TNK to take certain actions set forth on Schedule B, Huber agrees to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

“Covered Shares” shall mean the Covered TIL Shares and the Covered TNK Shares.

“Covered TIL Shares” shall mean all shares of TIL Common Stock over which Huber has sole voting authority as of the date hereof, and any additional shares of TIL Common Stock of which Huber may acquire beneficial or record ownership with sole voting authority after the date hereof and through the Expiration Time.

“Covered TNK Shares” shall mean all shares of TNK Common Stock over which Huber has sole voting authority as of the date hereof, and any additional shares of TNK Common Stock of which Huber may acquire beneficial or record ownership with sole voting authority after the date hereof and through the Expiration Time.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiration Time” shall mean the earliest to occur of: (a) the date that the TNK Shareholder Approvals and the TIL Shareholder Approvals have been obtained; (b) the Effective Time; (c) such date and time as the Merger Agreement shall be validly terminated pursuant to Article X thereof; (d) such date of any material modification, waiver, or amendment of the Merger Agreement that materially and adversely affects the consideration payable to shareholders of TIL pursuant to the Merger Agreement; or (e) the mutual written agreement to terminate this Agreement by the parties hereto.

“Transfer” shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any option or other Contract, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement), (b) the deposit of such Covered Shares into a voting trust, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney (other than this Agreement) with respect to such Covered Shares, (c) entry into any hedge, swap or other transaction or Contract that is designed to (or is reasonably expected to lead to or result in) a transfer of the economic consequences of ownership of any Covered Shares, whether any such transaction is to be settled by delivery of Covered Shares, in cash or otherwise (d) any direct or indirect sharing of voting power with respect to any shares of TNK Common Stock or TIL Common Stock that otherwise would constitute Covered TNK Shares or Covered TIL Shares, respectively, or (e) any Contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d) above.

2. Agreement Not to Transfer the Covered Shares.

2.1 No Transfer of Covered Shares. Until the earlier of the Expiration Time or February 28, 2018, Huber agrees not to Transfer or cause or permit the Transfer of any Covered Shares provided, however, that Huber may Transfer or cause or permit the Transfer of any Covered Shares in connection with (a) the cessation or pending cessation of any investment advisory relationship pursuant to which Huber holds such Covered Shares for the benefit of an investment advisory client and which cessation was not initiated, directly or indirectly, by Huber; or (b) Transfers (i) reasonably necessitated by a bona fide request by a client (which request was not initiated, directly or indirectly, by Huber) for whom Huber holds Covered Shares (such as a redemption, withdrawal, or reallocation request) or (ii) otherwise reasonably required by applicable law, guidelines or restrictions of such clients. Huber may also Transfer or cause to permit the Transfer of any Covered Shares to any Affiliate of Huber who has agreed in writing (the form and substance of which is reasonably acceptable to TNK) to be bound the terms of this Agreement. Any Transfer or attempted Transfer of any Covered Shares not related to the above exceptions would be in violation of this Section 2.1 unless pursuant to prior written consent of TNK (such consent to be granted or withheld in the sole discretion of TNK, as applicable).

2.2 Update of Beneficial Ownership Information. Until the Expiration Time, promptly following the written request of TNK, or upon Huber’s acquisition of beneficial or record ownership and voting authority of additional shares of TNK Common Stock or TIL Common Stock after the date hereof, Huber shall send to TNK a written notice setting forth the number of Covered Shares beneficially owned by Huber where Huber has sole voting authority and indicating the capacity in which such Covered Shares are owned.

3. Agreement to Vote the Covered Shares.

3.1 Until the Expiration Time, (x) at every meeting of TNK’s shareholders at which any of the following matters are to be voted on (whether annual or special and at every adjournment or postponement thereof), and on any action or approval of TNK’s shareholders by written consent with respect to any of the following matters, Huber shall vote (including via proxy) the Covered TNK Shares, and (y) Huber shall (1) use commercially reasonable efforts to encourage the record holders and other beneficial owners of all shares of TNK Common Stock owned of record or beneficially by Huber but which do not constitute Covered TNK Shares to vote (including via proxy), and (2) recommend that such holders and owners vote such other TNK Common Stock at any such meeting of TNK’s shareholders and on any action or approval of TNK’s shareholders by written consent with respect to any of the following matters:

(a) in favor of the Charter Amendment pursuant to the provisions of this agreement;

(b) against (A) any TNK Acquisition Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the

Merger Agreement and (B) any other action, agreement or proposal that is expressly intended or that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

(c) in favor of any proposal to adjourn or postpone a TNK shareholder meeting to a later date if there are not sufficient votes for the approval of the Charter Amendment; and

(d) in favor of the approval of any actions required in, or facilitating the, furtherance of the foregoing clauses (a), (b) or (c) above.

3.2 Until the Expiration Time, at every meeting of TNK’s shareholders (whether annual or special and at every adjournment or postponement thereof), Huber shall be represented in person or by proxy at such meeting in order for the Covered TNK Shares to be counted as present for purposes of establishing a quorum.

3.3 Huber shall execute and deliver (or cause the holders of record to execute and deliver), within a reasonable timeframe of receipt, any proxy card or voting instructions form it receives that is sent to the TNK shareholders by or on behalf of TNK soliciting proxies with respect to any matter described in Section 3.1, which shall be voted in the manner described in Section 3.1. Huber shall promptly confirm to TNK (and provided reasonable evidence of) such execution and delivery of such proxy card or voting instructions.

3.4 Until the Expiration Time, (x) at every meeting of TIL’s shareholders at which any of the following matters are to be voted on (whether annual or special and at every adjournment or postponement thereof), and on any action or approval of TIL’s shareholders by written consent with respect to any of the following matters, Huber shall vote (including via proxy) the Covered TIL Shares, and (y) Huber shall (1) use commercially reasonable efforts to encourage the record holders and other beneficial owners of all shares of TIL Common Stock owned of record or beneficially by Huber but which do not constitute Covered TIL Shares to vote (including via proxy) and (2) recommend that such holders and owners vote such other TIL Common Stock at any such meeting of TIL’s shareholder and on any action or approval of TIL’s shareholders by written consent with respect to any of the following matters:

(a) in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger;

(b) against (i) any TIL Acquisition Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (ii) any other action, agreement or proposal that is expressly intended or that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

(c) in favor of any proposal to adjourn or postpone a TIL shareholder meeting to a later date if there are not sufficient votes for the approval of the Merger Agreement; and

(d) in favor of the approval of any actions required in, or facilitating the, furtherance of the foregoing clauses (a), (b) or (c) above.

3.5 Until the Expiration Time, at every meeting of TIL’s shareholders (whether annual or special and at every adjournment or postponement thereof), Huber shall be represented in person or by proxy at such meeting in order for the Covered TIL Shares to be counted as present for purposes of establishing a quorum.

3.6 Huber shall execute and deliver, within a reasonable timeframe, any proxy card or voting instructions form it receives that is sent to the TIL shareholders by or on behalf of TIL soliciting proxies with respect to any matter described in Section 3.4, which shall be voted in the manner described in Section 3.4. Huber shall promptly confirm to TNK (and provided reasonable evidence of) such execution and delivery of such proxy card or voting instructions.

4. Agreement to Take Certain Action. TNK agrees to take the actions set forth on Schedule B. For avoidance of doubt, any failure (a) by TNK to complete the actions set forth in Schedule B or (b) by Huber of its obligations under this Agreement will be regarded as a material breach of this Agreement, and all parties agree that such failure shall, as applicable, relieve Huber of any of Huber’s obligations hereunder or TNK of any of its obligations hereunder. The parties further agree that the occurrence of the Expiration Time shall have no effect on TNK’s obligation to take the actions set forth in Schedule B (except as set forth therein). Notwithstanding the foregoing, TNK will have no obligation to take or maintain any of the actions set forth on Schedule B if Huber’s obligations under this Agreement are terminated due to a material modification, waiver, or amendment of the Merger Agreement that materially and adversely affects the consideration payable to shareholders of TIL pursuant to the Merger Agreement.

5. No Legal Action. Huber shall not, and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal, or proceeding that (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (b) alleges that the execution and delivery of this Agreement by Teekay Tankers (or its performance hereunder) breaches any fiduciary duty of the TNK Board (or any member thereof) or the TIL Board (or any member thereof).

6. Notice of Certain Events. Huber shall notify TNK in writing promptly of (a) any fact, event or circumstance that would constitute a breach of the representations and warranties of Huber under this Agreement or (b) the receipt by Huber of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement.

7. Non-Disparagement. From the date hereof through the earlier of the Expiration Time (where “Expiration Time” is modified to exclude clause (a) from the definition thereof) or February 28, 2018, Huber shall not make, and shall cause its respective affiliates and its and their respective principals, directors, shareholders, members, general partners, officers and employees not to make, any public statements or announcements that disparage or criticize (or that might reasonably be construed to be derogatory or critical of, or negative toward) TNK, TIL, their respective businesses or any current or former directors, officers or employees of TNK or TIL; provided, however, that this provision shall not restrict the ability of any person to (i) comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over the party from whom information is sought or (ii) make private statements to directors of the TNK Board or the TIL Board or employees of TNK or TIL in a manner in which public dissemination of such statements would not be reasonably anticipated.

8. Representations and Warranties of Huber. Each of HCM and Mr. Huber hereby represents and warrants that:

8.1 Due Authority. Each of HCM and Mr. Huber has the full power and capacity to make, enter into and carry out the terms of this Agreement. HCM is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Huber’s obligations hereunder and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each of HCM and Mr. Huber and constitutes a valid and binding obligation of each of HCM and Mr. Huber enforceable against it (or him) in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

8.2 Ownership of the Covered Shares. (a) Each of HCM and Mr. Huber is the beneficial or record owner of, and has sole voting power over, the Covered Shares set forth under Schedule A hereto. Each of HCM and Mr. Huber has full power of disposition, full power to issue instructions with respect to the matters set forth herein, and full power to agree to all of the matters set forth in this Agreement, in each case with respect to the

Covered Shares set forth under such shareholder’s name in Schedule A hereto. Each of HCM and Mr. Huber has not entered into, and is not subject to, any agreement regarding the Transfer of any Covered Shares. As of the date hereof, Huber does not own, beneficially or of record, any shares of TNK Common Stock or other voting shares TNK (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of TNK Common Stock or other voting shares of TNK) other than the shares of TNK Common Stock set forth on Schedule A. As of the date hereof, Huber does not own, beneficially or of record, any shares of TIL Common Stock or other voting shares of TIL (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of TIL Common Stock or other voting shares of TIL) other than the shares of TIL Common Stock set forth on Schedule A.

8.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by Huber does not, and the performance by Huber of its obligations under this Agreement and the compliance by Huber with any provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to Huber, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Covered Shares beneficially owned by Huber pursuant to, any Contract or obligation to which Huber is a party or is subject.

(b) No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to Huber in connection with the execution and delivery of this Agreement or its consummation of the transactions contemplated hereby.

8.4 Absence of Litigation. There are no legal actions, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature pending against, or, to the knowledge of Huber, threatened against or affecting Huber that could reasonably be expected to materially impair or materially adversely affect the ability of Huber to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

9. Representations and Warranties of TNK. TNK hereby represents and warrants that:

9.1 Due Authority. TNK has the full power and capacity to make, enter into and carry out the terms of this Agreement. TNK is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of TNK’s obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by TNK and constitutes a valid and binding obligation of TNK enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

9.2 No Conflict; Consents.

(a) The execution and delivery of this Agreement by TNK does not, and the performance by TNK of its obligations under this Agreement and the compliance by TNK with the provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to TNK, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which TNK is a party or by which TNK is subject.

(b) No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental

Authority or any other Person, is required by or with respect to TNK in connection with the execution and delivery of this Agreement or the consummation by TNK of the transactions contemplated hereby.

10. Miscellaneous.

10.1 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in TNK any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Huber, and TNK shall not have any authority to direct Huber in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

10.2 Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the TNK Common Stock or TIL Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “TNK Common Stock,” “TIL Common Stock,” “TNK Covered Shares,” “TIL Covered Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

10.4 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense except as provided for in Schedule B attached.

10.5 Notices. All notices, requests and other communications to any party hereto hereunder shall be in writing (including digital transmission) and shall be given to the addresses listed below or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to the local close of business of the recipient on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

(i)	if to Huber, to:

Huber Capital Management, LLC

Attn: Gary Thomas

2321 Rosecrans Ave., Suite 3245

El Segundo, CA 90245

Email: GaryT@hubercap.com

(ii)	if to TNK, to:

Teekay Tankers Ltd.

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

Attention: Edith Robinson

Email: Edie.Robinson@teekay.com

with a copy to (which shall not be considered notice):

Vinson & Elkins L.L.P.

666 Fifth Avenue

26th Floor

New York, NY 10103-0040

Attention: Michael J. Swidler / Simon N. Rootsey

Email: mswidler@velaw.com / srootsey@velaw.com

10.6 Jurisdiction; Waiver of Jury.

(a) EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF THE DELAWARE COURT OF CHANCERY OR, IF THE DELAWARE COURT OF CHANCERY LACKS JURISDICTION, IN ANY FEDERAL OR OTHER STATE COURT LOCATED IN THE STATE OF DELAWARE AND ANY APPELLATE COURT THEREFROM LOCATED IN THE STATE OF DELAWARE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED BY THE PARTIES THAT 6 DEL. C. SECTION 2708 SHALL APPLY TO THIS AGREEMENT.

(b) EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (4) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6(b).

10.7 Documentation and Information. Until the Expiration Time, Huber consents to and authorizes the publication and disclosure by TNK of Huber’s identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Charter Amendment. Until the Expiration Time, TNK shall provide legal counsel to Huber with a reasonable opportunity to review and comment on drafts of such disclosure documents with respect to references to Huber contained therein prior to the filing or public disclosure of such disclosure documents.

10.8 Specific Performance. Each of the parties hereto agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Delaware Court of Chancery or in any federal or state court located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

10.9 Entire Agreement. This Agreement contains the entire agreement between TNK and Huber with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

10.10 Reliance. Huber understands and acknowledges that TNK is taking the actions contemplated by Section 4 of this Agreement in reliance upon Huber’s execution and delivery of this Agreement.

10.11 Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

10.12 Interpretation. For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to a Section without reference to a document, such reference is to a Section to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (x) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars; and (xi) the word “Subsidiary” when used in this Agreement will be deemed to include a direct or indirect Subsidiary of a Person.

10.13 Assignment. The provisions of this Agreement shall be binding upon and shall insure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign, delegate or otherwise transfer (whether by operation of Law or otherwise) any of its rights or obligations under this Agreement without the prior written consent of each other party hereto. Any such purported assignment, delegation or other transfer made without such prior written consent will be null and void.

10.14 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

10.15 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

10.16 Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without giving effect to any choice of Law or conflict of Laws provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered on the date and year first above written.

HUBER CAPITAL MANAGEMENT LLC

By:	/s/ Joseph R. Huber
Name:	Joseph R. Huber
Title:	Chief Executive Officer

JOSEPH R. HUBER

By:	/s/ Joseph R. Huber

TEEKAY TANKERS LTD.

By:	/s/ Kevin Mackay
Name:	Kevin Mackay
Title:	President & CEO

[Signature Page to Voting and Support Agreement]

SCHEDULE A

Huber Covered Shares

Covered TNK Shares	Huber has sole voting authority of 8,711,310 shares of TNK Class A Common Stock

Covered TIL Shares	None Held

Additional TNK Shares

TNK Common Stock	5,813,250 shares of TNK Class A Common Stock owned of record or beneficially by Huber but which do not constitute Covered TNK Shares.

SCHEDULE B

Certain Actions by TNK

1.	For a period of five years commencing on the effective date of the Merger, TNK will not enter into any related party transactions with Teekay Corporation or any of its subsidiaries (other than TNK and TNK’s subsidiaries) relating to the purchase or sale of vessels.

2.	Before the corresponding proposal is submitted to a vote of TNK shareholders, TNK will revise the Charter Amendment to provide for an amendment to TNK’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of Teekay Tankers Class A Common Stock from 200,000,000 to no more than 285,000,000, with a corresponding increase in the number of authorized shares of capital stock from 400,000,000 to no more than 485,000,000.

3.	TNK will adopt a share repurchase program covering $45 million (based on market prices at the time of repurchase) in shares of TNK’s Class A Common Stock. Any purchases under such repurchase plan shall be subject to the discretion of the TNK Board and management and applicable limitations under applicable corporate law and any contractual limitations and obligations.

4.	TNK will reimburse Huber for certain reasonable and documented legal fees relating to this agreement and its requests under its Schedule 13D filed with the SEC on June 20, 2017 and such filing, in an amount up to $25,000.

Appendix E

ARTICLES OF AMENDMENT TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

TEEKAY TANKERS LTD.

PURSUANT TO SECTION 90 OF

THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

The undersigned, [title] of Teekay Tankers Ltd., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands (the “Corporation”), for the purpose of amending the Amended and Restated Articles of Incorporation of the Corporation, hereby certifies as follows:

1. The name of the Corporation is Teekay Tankers Ltd.

2. The articles of incorporation of the Corporation were originally filed with the Registrar of Corporations on October 17, 2007; the Amended and Restated Articles of Incorporation of the Corporation were filed with the Registrar of Corporations on December 10, 2007.

3. Section 5.1 of the Amended and Restated Articles of Incorporation is hereby amended and restated to read in its entirety as follows:

“5.1 Authorized Capital Stock. The Corporation shall be authorized to issue 485,000,000 shares of capital stock, of which (a) 285,000,000 shares shall be registered shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), (b) 100,000,000 shares shall be registered shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) (the Class A Common Stock and the Class B Common Stock being collectively referred to herein as the “Common Stock”), and (c) 100,000,000 shares shall be registered shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”). Registered shares may not be exchanged for bearer shares.”

4. All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5. This amendment to the Amended and Restated Articles of Incorporation was authorized by the Board of Directors of the Corporation and then by vote of (i) the holders of a majority of the outstanding voting power of the Corporation’s Class A common stock and Class B common stock, voting together as a single class, and (ii) the holders of a majority of the outstanding shares of the Corporation’s Class A common stock, at the special meeting of shareholders of the Corporation held on                     , 201    .

[SIGNATURE PAGE FOLLOWS]

E-1

IN WITNESS WHEREOF, the undersigned has executed this Amendment to the Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. this              day of                     , 201    .

Name:
Title:

TEEKAY TANKERS LTD.

SIGNATURE PAGE TO ARTICLES OF AMENDMENT

E-2

Appendix F

The Board of Directors

Teekay Tankers Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton

HM 08

Bermuda

Oslo, 30 May 2017

Fairness Opinion

1. BACKGROUND

Swedbank Norge (“Swedbank”) has been advised by the Board of Directors (the “Board”) of Teekay Tankers Ltd., a corporation incorporated in the Republic of the Marshall Islands (the “Company”), that the Company is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) between the Company, a corporation incorporated in the Republic of the Marshall Islands and wholly owned subsidiary of the Company (“Merger Sub”), and Tanker Investments Ltd., a corporation incorporated in the Marshall Islands (“TIL” or the “Merger Partner”), pursuant to which Merger Sub will be merged with and into TIL (the “Merger”), with TIL continuing as the surviving company and a direct wholly owned subsidiary of the Company. We have further been advised that, in the Merger, (i) each outstanding share of common stock, par value $0.001 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of the Merger Partner Common Stock held in treasury or owned by the Company or any subsidiary of the Company, will be converted into the right to receive 3.3 (the “Exchange Ratio”) shares of the Company’s Class A Common Stock, par value $0.001 (“Company Common Shares”), and (ii) each outstanding TIL warrant to purchase or acquire Merger Partner Common Stock and each outstanding share of TIL Preferred Stock will be cancelled without conversion and will cease to exist, all on the terms and subject to the conditions in the Merger Agreement.

Pursuant to an engagement letter dated May 30 2017 (the “Engagement Letter”), the Company has engaged Swedbank to provide to the Board, in its capacity as such, Swedbank’s opinion, as investment bankers, as of the date hereof, as to the fairness to the Company, from a financial point of view, of the Exchange Ratio (this “Opinion”). Swedbank has been engaged only to provide the Opinion and has not acted as a financial advisor or in any other capacity for any of the parties in connection with the Merger. This Opinion has been prepared for the Board in connection with its evaluation of the Merger and may not be relied upon by any other person or used for any other purpose. This Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, provided, that this opinion may be reproduced in full in any proxy or registration statement mailed to shareholders of the Company in connection with the Merger but may not otherwise be disclosed publicly or referred to in any manner without our prior written approval. Other than as set forth in the Engagement Letter, Swedbank does not accept any legal or financial liability related to this Opinion, nor any consequences resulting from acting to or relying on it.

In connection with preparing our opinion, we have, among other things (i) reviewed a draft of the Merger Agreement dated May 20, 2017; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the financial and operating performance of the Merger Partner and the Company with publicly available information

Swedbank Norge	P.O. Box 1441 Vika	Visiting adress	Tel +47 04010	Org nr 880 824 872
	N-0115 Oslo	Filipstad Brygge 1	Fax +47 23 23 80 01	www.swedbank.no

F-1

concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Shares and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts provided to us by the management of the Company relating to their businesses of the Company and the Merger Partner; (v) reviewed independent broker valuations provided by the Company; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Merger, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Merger on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry

2. ASSESSMENT OF THE FINANCIAL FAIRNESS TO THE COMPANY OF THE EXCHANGE RATIO

In giving our opinion, we have relied upon and assumed, with your consent, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by us (including, without limitation, the independent broker valuations provided to us by the Company). We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal or other laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed, with your consent, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of management of the Company as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have not made or been provided with any independent valuation or appraisal of the assets or liabilities of the Company or the Merger Partner, other than the independent broker valuations provided by management of the Company as referenced above, nor have we made any physical inspection of the properties or assets of the Company or Merger Partner. We have also assumed with your consent that the Transaction and the other transactions contemplated by the Merger Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Merger Agreement. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Merger Agreement are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed with your consent that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Merger Partner or the Company since the date of the last financial statements of the Merger Partner and the Company, respectively, made available to us and that there is no information or facts that would make any of the information reviewed by us incomplete or misleading in any respect material to our analyses or this Opinion. In addition, we have assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Exchange Ratio. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal, state and foreign statutes, rules and regulations.

F-2

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to any other terms or aspects of the Merger, including, without limitation, as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons relative to the Exchange Ratio or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Shares will trade at any future time.

3. CONCLUSION

On the basis of and subject to the foregoing and the below, Swedbank is of the opinion as of the date hereof that the Exchange Ratio is fair, from a financial point of view, to the Company.

Swedbank does not express any opinion or any recommendation to the Board, any shareholder of the Company or any other person as to how to vote or otherwise act with respect to the Merger or any other matter or as to the relative merits of the Merger in comparison to any other strategies or transactions that might be available to the Company or as to the underlying business decision of the Company to effect the Merger.

4. CERTAIN RELATIONSHIPS AND SHARE OWNERSHIP

As of 30th May 2017, employees in Swedbank own 0 shares in the Company and 7,502 shares in the Merger Partner. Members of the team providing this Opinion own 0 shares in the Company and 0 shares in the Merger Partner.

Swedbank is acting as a lender under the Company’s Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016, between Teekay Tankers Ltd., Nordea Bank Finland PLC and the other parties thereto (under which Swedbank holds 5.5% of the aggregate outstanding revolving loans), and under the Merger Partner’s revolving credit facilities (under which Swedbank holds 25% of the aggregate outstanding revolving loans), and in connection therewith has received customary compensation. Swedbank has also advised affiliates of the Company in certain matters, including (i) Teekay LNG Partners LP in its May 2015, October 2016 and January 2017 bond issuances, and (ii) Teekay Offshore Partners LP in connection with a recapitalization in 2015 for its Norwegian bonds, and in connection therewith has received customary compensation.

Swedbank is a full-service securities firm which may be engaged at various times, directly or through its affiliates, in various activities including, without limitation, securities trading, investment management, financing and brokerage activities and financial advisory services for companies, governments and individuals. In the ordinary course of these activities, Swedbank and its affiliates from time-to-time may: (i) effect transactions for their own accounts or the accounts of their clients and hold long or short positions in debt or equity securities or other financial instruments (or related derivative instruments) of the Company or the Merger Partner; (ii) have confidential discussions with, and provide information to, clients, potential clients, financial investors or other parties in the Company’s industry regarding various market and strategic matters; and/or (iii) have performed, or sought to perform, various investment banking, financial advisory or other services for clients who may have conflicting interests with respect to the Company. In certain circumstances the interests of the Company or the Merger Partner may be regarded as conflicting with the interests of a client in relation to a particular transaction, or they may have some other interest that is material. Swedbank has procedures to ensure independence of advice.

F-3

We will receive a fee from the Company for our services, no portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

On behalf of Swedbank,

/s/ Per-Olav Langaker
Per-Olav Langaker Head of Corporate Finance

/s/ Ida Christine Gyldenløve
Ida Christine Gyldenløve Corporate Finance

F-4

Appendix G

E V E R C O R E  G R O U P  L. L. C.

May 30, 2017

The Special Committee of the Board of Directors of

Tanker Investments Ltd.

Fourth Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

Members of the Special Committee:

We understand that Tanker Investments Ltd., a corporation incorporated in the Republic of the Marshall Islands (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Teekay Tankers Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TNK”) and Royal 2017 Ltd., a corporation incorporated in the Republic of the Marshall Islands and a direct wholly owned subsidiary of TNK (“Merger Sub”), pursuant to which, and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a direct wholly owned subsidiary of TNK. As a result of the Merger, each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), other than Excluded Shares (as defined in the Merger Agreement), shall be converted into the right to receive 3.30 validly issued, fully paid and non-assessable shares of Class A Common Stock, par value $0.01 per share, of TNK (such stock, the “TNK Class A Common Stock”) (the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Special Committee (the “Special Committee”) of the Board of Directors of the Company (the “Board”) has asked us whether, in our opinion the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than TNK and its Affiliates).

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company and TNK that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial data relating to the Company and TNK prepared and furnished to us by management of the Company and TNK, respectively;

(iii)	reviewed certain non-public projected financial data relating to the Company and TNK under alternative business assumptions prepared and furnished to us by management of the Company and TNK, respectively;

(iv)	reviewed certain non-public historical and projected operating data relating to the Company and TNK prepared and furnished to us by management of the Company and TNK, respectively;

(v)	discussed the past and current operations, financial projections and current financial condition of the Company and TNK with management of the Company and TNK (including their views on the risks and uncertainties of achieving such projections);

(vi)	reviewed the reported prices and the historical trading activity of Company Common Stock and TNK Class A Common Stock;

(vii)	compared the financial performance of the Company and TNK and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(viii)	compared the financial performance of the Company and the valuation multiples relating to the Merger with those of certain other transactions that we deemed relevant;

(ix)	reviewed certain third-party charter free vessel appraisals of the Company and TNK as provided to us by management of the Company and TNK, respectively;

(x)	considered the potential pro forma impact of the Merger on the combined company;

(xi)	reviewed a draft of the Merger Agreement, dated May 28, 2017, which we assume is in substantially final form and from which we assume the final form will not vary in any respect material to our analysis;

(xii)	reviewed a draft of the Voting and Support Agreement, dated May 26, 2017, by and among the Company, TNK, Teekay Corporation, a corporation incorporated in the Republic of the Marshall Islands, Teekay Finance Limited, a corporation incorporated in Bermuda, and Teekay Holdings Limited, a corporation incorporated in Bermuda, which we assume is in substantially final form and from which we assume the final form will not vary in any respect material to our analysis; and

(xiii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. Management of the Company and TNK provided the financial projections of the Company and TNK, respectively, through year-end 2019. Furthermore, management of the Company and TNK provided to us assumptions upon which we, at the direction of management of the Company, extrapolated the financial projections of the Company and TNK, respectively, through year-end 2021. With respect to the projected financial data relating to the Company and TNK referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of the Company and TNK as to the future financial performance of the Company and TNK, as applicable, under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company or TNK or the assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of each of the Company and TNK as to the future operational performance of the Company and TNK (both on an individual and combined basis), including but not limited to, charter revenues, commissions, operating expenses, administrative expenses and voyage fees and expenses. For all purposes of our analysis, at your direction, we have assumed that the terms of the time charter agreements are valid and will remain in full force and effect for the term provided therein and that all charterer’s obligations will be performed for both the Company and TNK.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that, subject to the limitations and qualifications set forth therein and the disclosure schedules delivered by each of the Company and TNK in connection therewith, the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Merger or materially reduce the benefits to the holders of the Company Common Stock of the Merger.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or TNK, nor have we evaluated the solvency or fair value of the Company or TNK under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock (other than TNK and its Affiliates), from a financial point of view, of the Exchange Ratio. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. This letter, and our opinion, does not constitute a recommendation to the Special Committee or to any other persons in respect of the Merger, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Merger. We express no opinion herein as to the price at which shares of the Company or TNK will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We received an initial fee for our services and will be entitled to receive a success fee if the Merger is consummated. The Company has also agreed to reimburse our reasonable expenses and to indemnify us against certain liabilities arising out of our engagement. Prior to this engagement, we, Evercore Group L.L.C., and its affiliates provided financial advisory services to the Company and had received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and TNK or its affiliates pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship other than Evercore Group L.L.C. was retained by TNK (i) in June 2015 to provide capital markets services to TNK in connection with a Continuous Offering Program, for which Evercore Group L.L.C. received a fee and (ii) in November 2015 to provide capital markets services to TNK in connection with a Continuous Offering Program, for which Evercore Group L.L.C. received a fee. We may provide financial or other services to TNK or its affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, TNK and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein, is addressed to, and for the information and benefit of, the Special Committee in connection with its evaluation of the proposed Merger, and is also for the information and benefit of the Board in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the shares of Company Common Stock (other than TNK and its Affiliates).

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Mark Whatley
Mark Whatley Senior Managing Director

Appendix H

BRAEMAR ACM
VALUATIONS

CERTIFICATE OF VALUATION

Date: 7th April 2017

To: Teekay Tankers Ltd.
Suite 2000, Bentall 5,
550 Burrard Street,
Vancouver BC V6C 2K2
Canada

Dear Sirs,

With reference to your request for valuations of the below vessels, please find hereunder our assessment of the vessels' values as at 7th April 2017 charterfree. We have examined the current entries in the appropriate Reference Books of the below list of vessels:

- MT "RIO SPIRIT" – about 158,000 tdw, built Samsung HI, Korea 2013
U.S.$ 47,000,000.00 (United States Dollars Forty Seven Million)

- MT "SYDNEY SPIRIT" – about 158,000 tdw, built Samsung HI, Korea 2012
U.S.$ 44,000,000.00 (United States Dollars Forty Four Million)

- MT "ATHENS SPIRIT" – about 158,000 tdw, built Samsung HI, Korea 2012
U.S.$ 44,000,000.00 (United States Dollars Forty Four Million)

- MT "BARCELONA SPIRIT" – about 158,000 tdw, built Samsung HI, Korea 2011
U.S.$ 42,000,000.00 (United States Dollars Forty Two Million)

- MT "ATLANTA SPIRIT" – about 158,000 tdw, built Samsung HI, Korea 2011
U.S.$ 42,000,000.00 (United States Dollars Forty Two Million)

- MT "LONDON SPIRIT" – about 158,000 tdw, built Samsung HI, Korea 2011
U.S.$ 42,000,000.00 (United States Dollars Forty Two Million)

- MT "BEIJING SPIRIT" – about 156,000 tdw, built Jiangsu Rongsheng, China 2010
U.S.$ 35,000,000.00 (United States Dollars Thirty Five Million)

- MT "MOSCOW SPIRIT" – about 156,000 tdw, built Jiangsu Rongsheng, China 2010
U.S.$ 35,000,000.00 (United States Dollars Thirty Five Million)

- MT "ZENITH SPIRIT" – about 159,000 tdw, built Samsung HI, Korea 2009
U.S.$ 36,000,000.00 (United States Dollars Thirty Six Million)

- MT "SUMMIT SPIRIT" – about 159,000 tdw, built Samsung HI, Korea 2008
U.S.$ 32,500,000.00 (United States Dollars Thirty Two Million Five Hundred Thousand)

- MT "LOS ANGELES SPIRIT" – about 159,000 tdw, built Hyundai Samho, Korea 2007
U.S.$ 29,000,000.00 (United States Dollars Twenty Nine Million)

- MT "MONTREAL SPIRIT" – about 150,000 tdw, built Universal Shipbuilders, Japan 2006
U.S.$ 26,000,000.00 (United States Dollars Twenty Six Million)

- MT "TOKYO SPIRIT" – about 150,000 tdw, built Universal Shipbuilders, Japan 2006
U.S.$ 26,000,000.00 (United States Dollars Twenty Six Million)

- MT "SEOUL SPIRIT" – about 158,000 tdw, built Universal Shipbuilders, Japan 2005
U.S.$ 23,000,000.00 (United States Dollars Twenty Three Million)

BRAEMAR ACM VALUATIONS LIMITED
Registered in England No. 3439765
VAT reg: 503 2055 65

BRAEMAR ACM
VALUATIONS

- **MT "KAVERI SPIRIT" – about 159,120 tdw, built Hyundai HI, Korea 2004**
U.S.$ 23,000,000.00 (United States Dollars Twenty Three Million)

- **MT "GODAVARI SPIRIT" – about 159,000 tdw, built Hyundai HI, Korea 2004**
U.S.$ 21,000,000.00 (United States Dollars Twenty One Million)

- **MT "ISKMATI SPIRIT" – about 165,293 tdw, built Hyundai Samho, Korea 2003**
U.S.$ 19,500,000.00 (United States Dollars Nineteen Million Five Hundred Thousand)

- **MT "ASHKINI SPIRIT" – about 164,500 tdw, built Hyundai Samho, Korea 2003**
U.S.$ 19,500,000.00 (United States Dollars Nineteen Million Five Hundred Thousand)

- **MT "NARMADA SPIRIT" – about 159,199 tdw, built Hyundai HI, Korea 2003**
U.S.$ 19,500,000.00 (United States Dollars Nineteen Million Five Hundred Thousand)

- **MT "LUZON SPIRIT" – about 110,000 tdw, built Hudong Zhonghua SB Group, China 2011**
U.S.$ 28,000,000.00 (United States Dollars Twenty Eight Million)

- **MT "SEBAROK SPIRIT" – about 110,000 tdw, built Hudong Zhonghua SB Group, China 2011**
U.S.$ 28,000,000.00 (United States Dollars Twenty Eight Million)

- **MT "LEYTE SPIRIT" – about 110,000 tdw, built Hudong Zhonghua SB Group, China 2011**
U.S.$ 28,000,000.00 (United States Dollars Twenty Eight Million)

- **MT "SELETAR SPIRIT" – about 109,000 tdw, built Hudong Zhonghua SB Group, China 2010**
U.S.$ 26,000,000.00 (United States Dollars Twenty Six Million)

- **MT "YAMATO SPIRIT" – about 108,000 tdw, built Tsuneishi Shipbuilding, Japan 2008**
U.S.$ 24,500,000.00 (United States Dollars Twenty Four Million Five Hundred Thousand)

- **MT "GALWAY SPIRIT" – about 105,200 tdw, built Hyundai HI, Korea 2007**
U.S.$ 24,000,000.00 (United States Dollars Twenty Four Million)

- **MT "LIMERICK SPIRIT" – about 105,200 tdw, built Hyundai HI, Korea 2007**
U.S.$ 24,000,000.00 (United States Dollars Twenty Four Million)

- **MT "DONEGAL SPIRIT" – about 105,200 tdw, built Hyundai HI, Korea 2006**
U.S.$ 21,000,000.00 (United States Dollars Twenty One Million)

- **MT "ERIK SPIRIT" – about 115,526 tdw, built Samsung HI, Korea 2005**
U.S.$ 17,000,000.00 (United States Dollars Seventeen Million)

- **MT "HELGA SPIRIT" – about 115,514 tdw, built Samsung HI, Korea 2005**
U.S.$ 17,000,000.00 (United States Dollars Seventeen Million)

- **MT "MATTERHORN SPIRIT" – about 114,800 tdw, built Daewoo Shipbuilding, Korea 2005**
U.S.$ 17,000,000.00 (United States Dollars Seventeen Million)

- **MT "AXEL SPIRIT" – about 115,392 tdw, built Samsung HI, Korea 2004**
U.S.$ 16,000,000.00 (United States Dollars Sixteen Million)

- **MT "ESTHER SPIRIT" – about 115,444 tdw, built Samsung HI, Korea 2004**
U.S.$ 16,000,000.00 (United States Dollars Sixteen Million)

- **MT "EVEREST SPIRIT" – about 115,048 tdw, built Daewoo Shipbuilding, Korea 2004**
U.S.$ 16,000,000.00 (United States Dollars Sixteen Million)

BRAEMAR ACM
VALUATIONS

- MT "AUSTRALIAN SPIRIT" – about 111,900 tdw, built Hyundai HI, Korea 2004
U.S.$ 16,000,000.00 (United States Dollars Sixteen Million)

- MT "AMERICAS SPIRIT" – about 111,900 tdw, built Hyundai HI, Korea 2003
U.S.$ 14,500,000.00 (United States Dollars Fourteen Million Five Hundred Thousand)

- MT "KYEEMA SPIRIT" – about 113,357 tdw, built Samsung HI, Korea 1999
U.S.$ 10,000,000.00 (United States Dollars Ten Million)

- MT "KAREELA SPIRIT" – about 113,144 tdw, built Samsung HI, Korea 1999
U.S.$ 10,000,000.00 (United States Dollars Ten Million)

- MT "KANATA SPIRIT" – about 113,022 tdw, built Samsung HI, Korea 1999
U.S.$ 10,000,000.00 (United States Dollars Ten Million)

We should make it clear that we have not made a physical inspection of the vessels, nor have we inspected the vessels' classification records, but we have assumed for the purposes of the valuations, that the vessels are in good and seaworthy condition.

After careful consideration, we are of the opinion that the charterfree market values of the above vessels as at 7th April 2017 between willing Buyers and willing Sellers basis deliveries in an acceptable area, free of encumbrances, maritime liens and any other debts whatsoever. The figures mentioned above relate solely to our opinion of the market values of the above vessels as at 7th April 2017 and should not be taken to apply at any other date. The vessels have been valued individually. If all, or a substantial number, of the vessels were placed on the market at the same time, no assurance can be given that the amount realised would be equal to the total of the individual valuations. In addition no assurance can be given that the valuations will be sustained or are realisable in an actual transaction.

We believe that the above valuations and particulars are reasonably accurate, but all statements made above are statements of opinion and are not to be taken as representations of fact. The valuations are for general information and have not been produced for any specific purpose. No assurance is given as to the suitability of the valuations for use in relation any specific project or transaction. Any party contemplating entering a transaction should satisfy themselves by inspection of the vessels or otherwise as to the correctness of the statements and assumptions which the valuations contain.

The valuations are provided solely for the private use of the addressee and cannot be published, circulated or provided to any third party without the express written agreement of Braemar ACM Valuations Limited. No responsibility can be accepted for any use by any third party and you will indemnify Braemar ACM Valuations Limited and all associated companies for any loss or damage including all legal expenses arising out of any allegation of reliance on this valuation by such a third party.

Additionally the valuations are not to be used in a public document or a fund-raising document without our prior written consent.

It must be appreciated that ship values can be very volatile, unstable and irregular. Information on comparable transactions and market demand can also be very limited. These circumstances should be considered by anyone contemplating entering a transaction.

For and on behalf of
BRAEMAR ACM VALUATIONS LIMITED

Director

Director

Appendix I

Appendix J

Fearnleys

FEARNSALE

CERTIFICATE OF VALUATION

Name	IMO Number	Dwt	Type	Built	Yard	Value
EXPLORER SPIRIT	9313486	105,804	TANK	2008	Tsuneishi Holdings - Tadotsu	USD 21.50M
NAVIGATOR SPIRIT	9313498	105,773	TANK	2008	Tsuneishi Holdings - Tadotsu	USD 21.50M
PINNACLE SPIRIT	9385192	160,391	TANK	2008	Samsung Heavy Inds - Geoje	USD 31.50M
TARBET SPIRIT	9408322	107,529	TANK	2009	Tsuneishi Holdings - Tadotsu	USD 23.50M
EMERALD SPIRIT	9422005	109,060	TANK	2009	Hudong-Zhonghua Shipbuilding	USD 22.50M
WHISTLER SPIRIT	9417323	109,011	TANK	2010	Hudong-Zhonghua Shipbuilding	USD 24.50M
HOVDEN SPIRIT	9596997	105,296	TANK	2012	Hyundai Heavy Inds - Ulsan	USD 32.00M
BLACKCOMB SPIRIT	9417335	108,914	TANK	2010	Hudong-Zhonghua Shipbuilding	USD 24.50M
GARIBALDI SPIRIT	9422835	109,039	TANK	2009	Hudong-Zhonghua Shipbuilding	USD 22.50M
TRYSIL SPIRIT	9593414	105,276	TANK	2012	Hyundai Heavy Inds - Ulsan	USD 32.00M
PEAK SPIRIT	9514171	104,621	TANK	2011	Sumitomo Heavy Marine Yokosuka	USD 28.00M
ASPEN SPIRIT	9427627	157,048	TANK	2009	Jiangsu Rongsheng Shipbuilding	USD 32.00M
BAKER SPIRIT	9408073	156,929	TANK	2009	Jiangsu Rongsheng Shipbuilding	USD 32.00M
CASCADE SPIRIT	9399492	156,853	TANK	2009	Jiangsu Rongsheng Shipbuilding	USD 32.00M
COPPER SPIRIT	9427639	156,827	TANK	2010	Jiangsu Rongsheng Shipbuilding	USD 34.50M
TAHOE SPIRIT	9427641	156,870	TANK	2010	Jiangsu Rongsheng Shipbuilding	USD 34.50M
VAIL SPIRIT	9399478	157,048	TANK	2009	Jiangsu Rongsheng Shipbuilding	USD 32.00M

as per 18 April 2017

This valuation is performed on "willing Seller and willing Buyer" basis and is given to the best of our knowledge and based on the sale & purchase market condition prevailing at the time mentioned subject to the vessel being in sound condition and made available for delivery fairly prompt charter free and further subject to the conditions printed on the reverse side hereof.

Fearnleys

Date: 18 April 2017

Fearnleys

FEARNSALE

VALUATION DISCLAIMER

(i) ***Introduction***

This valuation represents our opinion as to the fair and reasonable market value of the vessel(s) as specified, on the basis of the further assumptions set out herein as of the date hereof, and is given to the best of our knowledge.

(ii) ***Main valuation assumptions***

This valuation is performed on the basis of "willing seller and willing buyer" at arm's length (assuming that no party is in a forced situation). The valuation is provided on a gross basis, not taking into account relevant transaction costs to bring a sale about. The valuation is provided on the basis of vessels being sold individually. No assurance can be given that the values can be sustained or are realisable in actual transactions.

The valuation and particulars are statements of opinion and are not to be taken as representations of fact. The figures relate solely to our opinion of the market value as of the date given and should not be taken to apply to any other date.

(iii) ***Factual assumptions and estimates and valuation methodology***

The valuation may be based on factual assumptions and estimations and in some cases forward looking estimates. There may also exist uncertainty relating to the facts in question. A breach of these assumptions may have consequences for the valuation, rendering it invalid or non-representable.

Any forward looking estimates involve known and unknown risks, uncertainties and other factors which can result in a deviation from the estimates and might thus change the final result, outcome or development. Such forward looking statements may also be based on many assumptions relating to the vessel(s), the owner of the vessel and market conditions.

The valuation methodology is adapted to each case, based on our professional judgment, and the valuation depends upon this. A change in the method or the weighing of different factors may have consequences for the valuation, rendering it invalid or non-representable. In addition, the valuation may require the exercise of judgment, and differences of opinion as to the judgments may have consequences for the valuation.

Reference sales and prices might form part of our valuation, and such prices are only representative at and around the relevant time of transaction. Later transactions or subsequent market events might change the relevance of these prices significantly, and may have consequences for the valuation. New transactions concluded concurring with the finalization of our valuation may not have been taken into consideration. Estimation of potential sales prices based on estimates of bid- or ask prices on vessel(s) for sale might form part of our valuation, and its subjective and uncertain nature are prone to estimation errors.

Our valuation does not take into consideration the form or level of debt, if any. Any value of market debts relating to the vessel(s) or secured mortgages in the vessel(s) are not taken into consideration. Furthermore, our valuation does not take into account the potential implicit value of the vessel(s) based on an enterprise- or equity value of the owner of the vessel. Material changes in these market prices will therefore be deemed irrelevant for our valuation.

(iv) ***No physical inspection - good and seaworthy condition***

We have not made a physical inspection of the vessel, nor have we inspected the classification or maintenance records. Our opinion is based on information of the vessel stipulated in standard reference books, or obtained by other sources as we have deemed appropriate. We have assumed for the purpose of the valuation that the vessel is in good and seaworthy condition with prompt charter free delivery (unless otherwise noted), with her class fully maintained, free of conditions and recommendations, undamaged and normally equipped. We have not assessed the validity of employment contracts or the standing of charterers. Our assumptions are made irrespective of any actual knowledge of facts to the contrary. We assume no responsibility for the accuracy of such assumptions or information. Any person contemplating entering into a transaction or otherwise relying on this valuation should satisfy himself by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

(v) ***Conflicting mandates***

We might have valuation assignments and/or other advisory mandates for your competitors or for potential buyers of similar vessel(s), which could be construed as a conflict of interest. We might also be involved as advisor or otherwise in transactions for purchase or sale of vessel(s), which we for confidentiality reasons may not take into account in our valuations.

(vi) ***Addressees***

This valuation is provided solely for the use of the person to whom it is addressed for the intended non-public purposes. No liability or responsibility can be accepted towards any other person, neither by ourselves or our officers or directors. The valuation should not be disclosed to any third party, published or circulated without our written permission.

(vii) ***Date and duration***

This valuation has been made as of the date specified, and is only representative of the fair value as of this date. It does not purport to be forward looking, and any material facts or matters of any kind arising up to or beyond this date may have significance for the assumptions and the opinion and estimation of fair market value stated herein.

This valuation shall be governed by the Agreement and Norwegian law, with Oslo city court as exclusive venue for any disputes arising in relation hereto.

Fearnleys

Date: 18 April 2017

Fearnleys

FEARNSALE

Valuation Certificate

Vessel Name	Value (MUSD)
Ashkini Spirit	21
Esther Spirit	15.5
Everest Spirit	15.5
Helga Spirit	17
Iskmati Spirit	21
Kanata Spirit	10
Kareela Spirit	10
Kaveri Spirit	23
Kyeema Spirit	10
Matterhorn Spirit	17
Narmada Spirit	21
Axel Spirit	15.5
Godavari Spirit	23
Donegal Spirit	19.5
Galway Spirit	22
Limerick Spirit	22
Erik Spirit	17
Americas Spirit	14.5
Seletar Spirit	26
Luzon Spirit	28.5
Sebarok Spirit	28.5
Leyte Spirit	28.5
Yamato Spirit	23
Rio Spirit	45.5
Sydney Spirit	43.5
Athens Spirit	43.5
Barcelona Spirit	40.5
Atlanta Spirit	40.5
London Spirit	40.5
Beijing Spirit	36
Moscow Spirit	36
Los Angeles Spirit	30
Montreal Spirit	27.5
Tokyo Spirit	27.5
Seoul Spirit	25
Australias Spirit	15.5

Fearnleys

Fearnleys AS
Enterprise number NO 943 190 410 VAT
An Astrup Fearnley company
www.fearnleys.no

Office:
Grev Wedels pl. 9
N-0151 Oslo
NORWAY

Mailing address:
P.O.Box 1158 Sentrum
N-0107 OSLO
NORWAY

Telephone: +47 22 93 61 69
Telefax: +47 22 93 61 50
E-mail: fearnsale@fearnleys.no

QUALITY SYSTEM CERTIFICATION
DNV·GL
ISO 9001

Fearnleys
FEARNSALE

as per *Today's date*

This valuation is performed on "willing Seller and willing Buyer" basis and is given to the best of our knowledge and based on the sale & purchase market condition prevailing at the time mentioned subject to the vessel being in sound condition and made available for delivery fairly prompt charter free and further subject to the conditions printed on the reverse side hereof.

Date: 07.04.2017

On behalf of Fearnsale

Fearnleys

Fearnleys AS
Enterprise number NO 943 190 410 VAT
An Astrup Fearnley company
www.fearnleys.no

Office:
Grev Wedels pl. 9
N-0151 Oslo
NORWAY

Mailing address:
P.O.Box 1158 Sentrum
N-0107 OSLO
NORWAY

Telephone: +47 22 93 61 69
Telefax: +47 22 93 61 50
E-mail: fearnsale@fearnleys.no

QUALITY SYSTEM CERTIFICATION DNV·GL ISO 9001

Fearnleys

VALUATION DISCLAIMER

*(i) **Introduction***

This valuation represents our opinion as to the fair and reasonable market value of the vessel(s) as specified, on the basis of the further assumptions set out herein as of the date hereof, and is given to the best of our knowledge.

*(ii) **Main valuation assumptions***

This valuation is performed on the basis of "willing seller and willing buyer" at arm's length (assuming that no party is in a forced situation). The valuation is provided on a gross basis, not taking into account relevant transaction costs to bring a sale about. The valuation is provided on the basis of vessels being sold individually. No assurance can be given that the values can be sustained or are realisable in actual transactions.

The valuation and particulars are statements of opinion and are not to be taken as representations of fact. The figures relate solely to our opinion of the market value as of the date given and should not be taken to apply to any other date.

*(iii) **Factual assumptions and estimates and valuation methodology***

The valuation may be based on factual assumptions and estimations and in some cases forward looking estimates. There may also exist uncertainty relating to the facts in question. A breach of these assumptions may have consequences for the valuation, rendering it invalid or non-representable.

Any forward looking estimates involve known and unknown risks, uncertainties and other factors which can result in a deviation from the estimates and might thus change the final result, outcome or development. Such forward looking statements may also be based on many assumptions relating to the vessel(s), the owner of the vessel and market conditions.

The valuation methodology is adapted to each case, based on our professional judgment, and the valuation depends upon this. A change in the method or the weighing of different factors may have consequences for the valuation, rendering it invalid or non-representable. In addition, the valuation may require the exercise of judgment, and differences of opinion as to the judgments may have consequences for the valuation.

Reference sales and prices might form part of our valuation, and such prices are only representative at and around the relevant time of transaction. Later transactions or subsequent market events might change the relevance of these prices significantly, and may have consequences for the valuation. New transactions concluded concurring with the finalization of our valuation may not have been taken into consideration. Estimation of potential sales prices based on estimates of bid- or ask prices on vessel(s) for sale might form part of our valuation, and its subjective and uncertain nature are prone to estimation errors.

Our valuation does not take into consideration the form or level of debt, if any. Any value of market debts relating to the vessel(s) or secured mortgages in the vessel(s) are not taken into consideration. Furthermore, our valuation does not take into account the potential implicit value of the vessel(s) based on an enterprise- or equity value of the owner of the vessel. Material changes in these market prices will therefore be deemed irrelevant for our valuation.

*(iv) **No physical inspection – good and seaworthy condition***

We have not made a physical inspection of the vessel, nor have we inspected the classification or maintenance records. Our opinion is based on information of the vessel stipulated in standard reference books, or obtained by other sources as we have deemed appropriate. We have assumed for the purpose of the valuation that the vessel is in good and seaworthy condition with prompt charter free delivery (unless otherwise noted), with her class fully maintained, free of conditions and recommendations, undamaged and normally equipped. We have not assessed the validity of employment contracts or the standing of charterers. Our assumptions are made irrespective of any actual knowledge of facts to the contrary. We assume no responsibility for the accuracy of such assumptions or information. Any person contemplating entering into a transaction or otherwise relying on this valuation should satisfy himself by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

*(v) **Conflicting mandates***

We might have valuation assignments and/or other advisory mandates for your competitors or for potential buyers of similar vessel(s), which could be construed as a conflict of interest. We might also be involved as advisor or otherwise in transactions for purchase or sale of vessel(s), which we for confidentiality reasons may not take into account in our valuations.

*(vi) **Addressees***

This valuation is provided solely for the use of the person to whom it is addressed for the intended non-public purposes. No liability or responsibility can be accepted towards any other person, neither by ourselves or our officers or directors. The valuation should not be disclosed to any third party, published or circulated without our written permission.

*(vii) **Date and duration***

This valuation has been made as of the date specified, and is only representative of the fair value as of this date. It does not purport to be forward looking, and any material facts or matters of any kind arising up to or beyond this date may have significance for the assumptions and the opinion and estimation of fair market value stated herein.

This valuation shall be governed by the Agreement and Norwegian law, with Oslo city court as exclusive venue for any disputes arising in relation hereto.

Fearnsale / Fearnleys

Fearnleys

FEARNSALE

CERTIFICATE OF VALUATION

Teekay Tankers

Name	IMO Number	Dwt	Type	Built	Yard	Value
SUMMIT SPIRIT	9404833	160,451	TANK	2008	Samsung Heavy Inds - Geoje	USD 33.00M
ZENITH SPIRIT	9404845	160,510	TANK	2009	Samsung Heavy Inds - Geoje	USD 35.00M

as per 28 April 2017

This valuation is performed on "willing Seller and willing Buyer" basis and is given to the best of our knowledge and based on the sale & purchase market condition prevailing at the time mentioned subject to the vessel being in sound condition and made available for delivery fairly prompt charter free and further subject to the conditions printed on the reverse side hereof.

Fearnleys

Fearnleys

Date: 28 April 2017

DNV·GL

Fearnleys

FEARNSALE

VALUATION DISCLAIMER

(i) Introduction

This valuation represents our opinion as to the fair and reasonable market value of the vessel(s) as specified, on the basis of the further assumptions set out herein as of the date hereof, and is given to the best of our knowledge.

(ii) Main valuation assumptions

This valuation is performed on the basis of "willing seller and willing buyer" at arm's length (assuming that no party is in a forced situation). The valuation is provided on a gross basis, not taking into account relevant transaction costs to bring a sale about. The valuation is provided on the basis of vessels being sold individually. No assurance can be given that the values can be sustained or are realisable in actual transactions.

The valuation and particulars are statements of opinion and are not to be taken as representations of fact. The figures relate solely to our opinion of the market value as of the date given and should not be taken to apply to any other date.

(iii) Factual assumptions and estimates and valuation methodology

The valuation may be based on factual assumptions and estimations and in some cases forward looking estimates. There may also exist uncertainty relating to the facts in question. A breach of these assumptions may have consequences for the valuation, rendering it invalid or non-representable.

Any forward looking estimates involve known and unknown risks, uncertainties and other factors which can result in a deviation from the estimates and might thus change the final result, outcome or development. Such forward looking statements may also be based on many assumptions relating to the vessel(s), the owner of the vessel and market conditions.

The valuation methodology is adapted to each case, based on our professional judgment, and the valuation depends upon this. A change in the method or the weighing of different factors may have consequences for the valuation, rendering it invalid or non-representable. In addition, the valuation may require the exercise of judgment, and differences of opinion as to the judgments may have consequences for the valuation.

Reference sales and prices might form part of our valuation, and such prices are only representative at and around the relevant time of transaction. Later transactions or subsequent market events might change the relevance of these prices significantly, and may have consequences for the valuation. New transactions concluded concurring with the finalization of our valuation may not have been taken into consideration. Estimation of potential sales prices based on estimates of bid- or ask prices on vessel(s) for sale might form part of our valuation, and its subjective and uncertain nature are prone to estimation errors.

Our valuation does not take into consideration the form or level of debt, if any. Any value of market debts relating to the vessel(s) or secured mortgages in the vessel(s) are not taken into consideration. Furthermore, our valuation does not take into account the potential implicit value of the vessel(s) based on an enterprise- or equity value of the owner of the vessel. Material changes in these market prices will therefore be deemed irrelevant for our valuation.

(iv) No physical inspection - good and seaworthy condition

We have not made a physical inspection of the vessel, nor have we inspected the classification or maintenance records. Our opinion is based on information of the vessel stipulated in standard reference books, or obtained by other sources as we have deemed appropriate. We have assumed for the purpose of the valuation that the vessel is in good and seaworthy condition with prompt charter free delivery (unless otherwise noted), with her class fully maintained, free of conditions and recommendations, undamaged and normally equipped. We have not assessed the validity of employment contracts or the standing of charterers. Our assumptions are made irrespective of any actual knowledge of facts to the contrary. We assume no responsibility for the accuracy of such assumptions or information. Any person contemplating entering into a transaction or otherwise relying on this valuation should satisfy himself by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

(v) Conflicting mandates

We might have valuation assignments and/or other advisory mandates for your competitors or for potential buyers of similar vessel(s), which could be construed as a conflict of interest. We might also be involved as advisor or otherwise in transactions for purchase or sale of vessel(s), which we for confidentiality reasons may not take into account in our valuations.

(vi) Addressees

This valuation is provided solely for the use of the person to whom it is addressed for the intended non-public purposes. No liability or responsibility can be accepted towards any other person, neither by ourselves or our officers or directors. The valuation should not be disclosed to any third party, published or circulated without our written permission.

(vii) Date and duration

This valuation has been made as of the date specified, and is only representative of the fair value as of this date. It does not purport to be forward looking, and any material facts or matters of any kind arising up to or beyond this date may have significance for the assumptions and the opinion and estimation of fair market value stated herein.

This valuation shall be governed by the Agreement and Norwegian law, with Oslo city court as exclusive venue for any disputes arising in relation hereto.

Fearnleys

Fearnleys

Date: 28 April 2017

DNV·GL

Appendix K

½ ½ ½ ½½½

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

	CONTROL # g	0000000000000000
NAME
THE COMPANY NAME INC. - COMMON	SHARES	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A		123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B		123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C		123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D		123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E		123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F		123,456,789,012.12345
THE COMPANY NAME INC. - 401 K		123,456,789,012.12345
	PAGE 1 OF 2
TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR proposals 1 and 2.	For	Against	Abstain

1      To consider and vote upon a proposal to approve an amendment to the Amended and restated Articles of Incorporation of Teekay Tankers Ltd. to increase the number of authorized shares of Class A Common Stock from 200,000,000 to 285,000,000, with a corresponding increase in the number of authorized shares of capital stock from 400,000,000 to 485,000,000 (the Charter Amendment Proposal); and

	☐	☐	☐

2      To consider and vote upon a proposal to approve the adjournment of the Teekay Tankers Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the Charter Amendment Proposal (the Teekay Tankers Adjournment Proposal);

	☐	☐	☐

NOTE: To transact any other business that may properly come before the Teekay Tankers Special Meeting, or any adjournment or postponement of the Teekay Tankers Special Meeting.

For address change/comments, mark here. (see reverse for instructions)	Yes	No	☐
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

		JOB #			SHARES CUSIP # SEQUENCE #
Signature [PLEASE SIGN WITHIN BOX]	Date		Signature (Joint Owners)	Date

K-1

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Proxy Statement is available at www.proxyvote.com

TEEKAY TANKERS LTD. This Proxy is Solicited by the Board of Directors Special Meeting of Shareholders November 17, 2017

The shareholder(s) hereby appoint(s) Edith Robinson, Vincent Lok, and Arthur Bensler, and each of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this proxy card, all of the shares of Common Stock of Teekay Tankers Ltd. that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held at 12:00 p.m. Pacific Standard Time on November 17, 2017 at the Victoria Room, Semiahmoo Resort, 9565 Semiahmoo Pkwy, Blaine, WA 98230 USA, and any adjournment or postponement thereof. In accordance with their descretion, the proxies are also authorized to vote upon such other matters and issues as may properly come before the Special Meeting of Shareholders or any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

Address change / comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.) Continued and to be signed on reverse side

K-2

Appendix L

TANKER INVESTMENTS LTD.

(the “Company”)

FORM OF PROXY

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 17, 2017

If you are unable to attend the Special Meeting of Shareholders in person, you can use this form to appoint a proxy to vote on your behalf. This proxy form must reach DNB Bank ASA, Registrars Department, Oslo, no later than 12:00 p.m. (Central European Time) on November 16, 2017 by delivering a completed proxy to:

Address: DNB Bank, ASA, Registrars Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway

Email (in pdf format): vote@dnb.no

I/We:
(NAME IN BLOCK CAPITALS)

Of:
(ADDRESS)

being holder(s) of                                                       common shares of the Company on the record date of October 9, 2017, hereby appoints each of Edith Robinson (Secretary), William Hung (CEO), Scott Gayton (CFO), each with the power to act individually, or                                                                                   to act as my/our proxy at the Special Meeting of Shareholders of the Company to be held on November 17, 2017, or at any adjournment or postponement thereof, and to vote on my/our behalf as directed below.

Please indicate with a single “X” in the boxes provided below how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will be voted for all proposals.

The Board of Directors of the Company recommends a vote FOR each of the proposals.

PROPOSAL 1

To approve the Agreement and Plan of Merger, dated as of May 31, 2017, between the Company, Teekay Tankers Ltd. and Royal 2017 Ltd., a direct wholly owned subsidiary of Teekay Tankers Ltd. (the “Merger Agreement”).	For	Against	Abstain

PROPOSAL 2

To approve the adjournment of the Special Meeting of Shareholders, if necessary to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement.	For	Against	Abstain

PROPOSAL 3

To approve and ratify the remuneration to be paid in the year 2017 to the Chair of the TIL Special Committee, in an amount not to exceed $50,000 in cash, and with respect to each member of the TIL Special Committee (other than the Chair of the TIL Special Committee), in an amount not to exceed $40,000 in cash.	For	Against	Abstain

Each proxy is also authorized to vote on any other business that may properly come before the Special Meeting of Shareholders, or any adjournment or postponement of the Special Meeting of Shareholders.

Date	Signature
If signing on behalf of an entity, indicate name and title of signatory:

L-1

Notes:

1. A shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and vote instead of such shareholder.

2. In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorized officer or attorney. If the name of the attorney is not indicated, this proxy is deemed to be granted to each of the Secretary, CEO and CFO of the Company, acting individually, or any person either such director or officer may authorize.

3. If no instructions have been given with respect to the voting of the proxy, this proxy will be deemed to be an instruction for voting in accordance with the Board of Directors’ recommendations with respect to Proposal 1, Proposal 2, Proposal 3 and any other business that may properly come before the Special Meeting of Shareholders or any adjournment or postponement thereof.

4. If it is desired to appoint by proxy any person other than the Secretary, CEO or CFO of the Company, his/her name should be inserted in the relevant place, reference to the Secretary, CEO or CFO deleted and the alteration initialed.

L-2